Filed Pursuant to Rule 253(g)(2)
File No. 024-10923

As submitted to the Securities and Exchange Commission on March 20, 2020

OFFERING CIRCULAR

Belpointe REIT, Inc.

Sponsored by
Belpointe, LLC

Up to $50,000,000 in Shares of Common Stock

Belpointe REIT, Inc. (the “Company”) is a recently organized Maryland corporation that will concentrate its early operations on the identification, acquisition and development or redevelopment of properties located within “qualified opportunity zones.” At least 90% of our assets will initially consist of qualified opportunity zone property, which will enable us to be classified as a “qualified opportunity fund.” Because we will be a qualified opportunity fund, certain investors in our company will be eligible for favorable capital gains tax treatment on their investments. Our initial investments are expected to consist of properties located in qualified opportunity zones for the construction and/or renovation of multifamily, student housing, senior living, healthcare, industrial, self-storage, hospitality, mixed-use, data centers and solar projects (collectively, the “qualified opportunity zone investments”) located throughout the United States and its territories. We anticipate our future operations will include the acquisition and development or redevelopment of a wide range of commercial properties located throughout the United States, as well as the acquisition of real estate-related assets, including debt and equity securities issued by other real estate companies, with the goal of increasing distributions and/or capital appreciation. As of the date of this offering circular, we have not identified any particular asset to acquire.

Our Company’s unique real estate investment structure, the “Opportunity Zone REIT,” is expected to disrupt the real estate investment industry through what the Company believes is a unique combination of economic benefits that will be provided to our stockholders, consisting of: (1) multiple capital gain tax benefits, (2) dividend income tax benefit, (3) local and state income tax benefits, (4) no upfront loads or entrance fees, (5) very modest management fees, (6) extremely low carried interest, (7) quarterly liquidity and (8) low minimum investment, which should result in greater investment returns to our stockholders than those generated by traditional private real estate funds and other traditional real estate investment trusts (“REIT”). Our Company will use multiple investment platform structures to deploy its capital, which are anticipated to give us access to higher quality investment opportunities and better execution of our investment strategies than less diverse investment models (see “Investment Objectives and Strategy—Joint Venture Investment Platforms”). Our Company and its stockholders are also expected to greatly benefit from the resources provided by Belpointe, LLC (our “Sponsor”) and its vertically integrated real estate platform and the experience of its principals.

Set forth below is an explanation of the benefits that the Company believes distinguishes it from more traditional real estate investment platforms:

  Capital Gain Tax Deferral: Capital gains (short-term or long-term) from the sale of any asset that are reinvested in shares of our common stock within 180 days following the disposition of the asset may be excluded from the investor’s gross income until the earlier of December 31, 2026 or the date the investor sells its shares of our common stock.
  Capital Gain Reduction: Investors will also receive a 10% step-up in the basis of the capital gains that are reinvested in shares of our common stock within 180 days following the disposition of the asset if those shares are held for five years.

  Capital Gain Tax Exemption: Our stockholders are exempt from federal taxation on capital gains derived from the appreciation of the investment in our common stock for shares that are held for at least 10 years.
  20% Dividend Deduction: Our stockholders can take the entire 20% federal income deduction on their REIT dividends from the Company, which are typically taxed at ordinary income tax rates. Investors in other real estate platforms, such as partnerships or limited liability companies (“LLCs”), may not be eligible to receive any or all of the 20% deduction due to multiple regulatory limitations that restrict investors’ ability to receive the deduction benefit.
  No Dual State and Local Income Tax Exposure: Our Company is a C corporation that will elect to be taxed as a REIT. As a result, unlike partnerships or LLCs that are taxed as partnerships, which typically expose their investors to state and local income taxes of both the jurisdictions where the properties are located and where the investors are domiciled, our stockholders are only subject to the taxes within the jurisdictions in which they are domiciled.
  No Up-Front Load, Sale Commissions or Fees: We are not charging any up front load, sale commissions or entrance fees to investors who invest in our Company, unlike the amounts charged by some other real estate platforms that can be as much as 15% of invested capital.
  Significantly Reduced Management Fee: Belpointe REIT Manager, LLC (our “Manager”) will be paid an annual management fee of only 0.75% of our Company’s net asset value, which is significantly less than the management fees of 1.5%-2.0% typically charged by other real estate platform managers.
  Significantly Low Carried Interest: Our Manager will be issued a management interest equal to 5% of our outstanding capital stock, subject to anti-dilution protection. This management interest will result in a “carried interest” to our Manager that is significantly less than the carried interest of 20% typically earned by external managers of other REITs and private real estate funds.
  No Acquisition or Disposition Fees: Our Manager will not be paid any acquisition or disposition fees in connection with the Company’s investments.
  Public Market Accessibility: Our common stock currently trades on the OTCQX under the ticker symbol “BELP.” As such, our stockholders are able to control the timing and amount of the sale of their investment.
  Public Company Transparency: Our Company is subject to periodic public reporting requirements under federal securities laws, requiring us to disclose, among other things our financial statements and material changes in our operations. As a result, unlike private real estate platforms, investors in our Company will be provided regular updates regarding our performance.
  Development Expertise: Our Manager employs a highly qualified team with extensive prior development and construction management experience that will provide our Company with the type of internal development expertise that many other real estate platforms cannot provide to their investors.
  Multiple Investment Platforms: In order to maximize our development opportunities, we anticipate entering into joint ventures with a variety of joint venture structures consisting of (1) franchise platforms with affiliated development companies in specific regional markets, (2) programmatic platforms with established regional developers with which our Company will have an exclusive relationship to engage in multiple regional investments and (3) traditional local joint venture partnerships for one-off developments.
  Quarterly Liquidity: We have adopted Stockholder Redemption Plan through which stockholders, on a quarterly basis, may have the opportunity to have their common stock repurchased, subject to certain restrictions and limitations. Repurchases of shares of our common stock may be made on a quarterly basis under our Stockholder Redemption Plan, subject to a quarterly limit of 5.0% of the shares of our common stock outstanding during the prior calendar quarter. See “Stockholder Redemption Plan.”
  Minimal Investment Requirements: This offering being conducted pursuant to Regulation A, which allows for both accredited and other “qualified purchasers” to have access to institutional quality investments. In addition, we have set a low minimum investment amount of $10,000 per investor, which we expect will allow for a broader base of investors to participate in our investments than would be able to invest in more traditional real estate platforms.

All of our assets will be held by, and all of our operations will be conducted through, our operating partnership, Belpointe REIT OP, LP, a Delaware limited partnership (our “Operating Partnership”), either directly or through its subsidiaries. We will be the sole general partner of our Operating Partnership. We are externally managed by Manager, which is an affiliate of our Sponsor. Our Sponsor is a private real estate investment firm that provides investment management services to a range of institutional, family office and high net worth clients. Since August 1, 2012, our Sponsor has sponsored two commercial real estate funds that successfully raised over $116 million of equity capital. We intend to qualify as a real estate investment trust, or REIT, for U.S. federal income tax purposes on such date as determined by our Board of Directors taking into consideration factors such as the timing of our ability to generate cash flows, our ability to satisfy the various requirements applicable to REITs and our ability to maintain our status as a qualified opportunity fund. See “Plan of Operations—Our Investments” and “U.S. Federal Income Tax Considerations” for additional details regarding the status of our investments and the various requirements that we must satisfy in order to qualify as a REIT and maintain our status as a qualified opportunity fund.

We are continuing to offer up to $7,127,400 in shares of our common stock on a “best efforts maximum” basis, which represents the value of the shares available to be offered as of February 12, 2020 based on the $50,000,000 rolling 12-month maximum offering amount under Regulation A. Because this is a “best efforts maximum” offering, we are only required to use our best efforts to sell shares of our common stock. We are offering up to $50,000,000 in shares of our common stock in our offering at $100.00 per share. The per share purchase price will be adjusted every fiscal quarter as of January 1st, April 1st, July 1st and October 1st of each year (or as soon as commercially reasonable and announced by us thereafter) and will equal the sum of our net asset value, or NAV, divided by the number of shares of our common stock outstanding as of the end of the prior fiscal quarter, rounded to the nearest penny (NAV per share). The minimum investment in shares of our common stock for initial purchases is 100 shares, or $10,000 based on our initial offering price per share, provided that our Manager has the discretion to accept smaller investments. We expect to offer common stock in this offering until we raise the maximum amount being offered, unless this offering is terminated by our Manager at an earlier time. Our shares of common stock are quoted for trading on the OTCQX under the symbol “BELP”.

Shares of our common stock will be subject to the ownership and transfer limitations in our charter which are intended to assist us in qualifying and maintaining our qualification as a REIT, including, subject to certain exceptions, a 9.8% ownership limit. See “Description of our Capital Stock and Certain Provisions of Maryland Law, our Charter and Bylaws—Restrictions on Ownership of Shares.”

This offering is intended to qualify as a “Tier 2” offering pursuant to Regulation A promulgated under the Securities Act of 1933, as amended, or the Securities Act. In preparing this offering circular, we have elected to comply with the applicable disclosure requirement of Form S-11 under the Securities Act.

Investing in shares of our common stock is speculative and involves substantial risks. You should purchase these securities only if you can afford a complete loss of your investment. See “Risk Factors” beginning on page 20 to read about the more significant risks you should consider before buying shares of our common stock. These risks include the following:

•	We depend on our Manager to select our investments and conduct our operations. We will pay fees and expenses to our Manager and its affiliates that were not determined on an arm’s length basis, and therefore we do not have the benefit of arm’s length negotiations of the type normally conducted between unrelated parties. These fees increase your risk of loss.
•	The tax laws providing the favorable capital gains treatment to certain of our investors were enacted at the end of 2017 and are untested.
•	We have a limited operating history, and the prior performance of the funds affiliated with our Sponsor may not predict our future results. Therefore, there is no assurance that we will achieve our investment objectives.
•	Our Manager’s executive officers and key real estate professionals are also officers, directors, managers and/or key professionals of our Sponsor and its affiliates. As a result, they will face conflicts of interest, including time constraints, allocation of investment opportunities and significant conflicts created by our Manager’s compensation arrangements with us and other affiliates of our Sponsor.
•	Our Sponsor may sponsor other companies that compete with us, and our Sponsor does not have an exclusive management arrangement with us; however, our Sponsor has adopted a policy for allocating investments between different companies that it sponsors with similar investment strategies.
•	Any modifications to the “qualified opportunity zone” provisions of the Internal Revenue Code of 1986, as amended (the “Code”), could have an adverse effect on our operations.
•	This offering is being made pursuant to recently adopted rules and regulations under Regulation A of the Securities Act of 1933, as amended, or the Securities Act. The legal and compliance requirements of these rules and regulations, including ongoing reporting requirements related thereto, are relatively untested.
•	If we raise substantially less than the maximum offering amount, we may not be able to acquire a diverse portfolio of investments and the value of your shares may vary more widely with the performance of specific assets.
•	We may change our investment guidelines without stockholder consent, which could result in investments that are different from those described in this offering circular.

•	While our goal is to pay dividends from our cash flow from operations, we may use other sources to fund dividends, including offering proceeds, borrowings or sales of assets. We have not established a limit on the amount of proceeds we may use to fund dividends. If we pay dividends from sources other than our cash flow from operations, we will have less funds available for investments and your overall return may be reduced. In any event, we intend to make annual dividends as required to comply with the REIT distribution requirements and avoid U.S. federal income and excise taxes on retained income.
•	Our NAV will be calculated on a quarterly basis using valuation methodologies that involve subjective judgments and estimates. As a result, our NAV may not accurately reflect the actual prices at which our commercial real estate assets and investments, including related liabilities, could be liquidated on any given day.
•	If we fail to qualify as a REIT for U.S. federal income tax purposes and no relief provisions apply, we would be subject to entity level U.S. federal income tax and, as a result, our cash available for distribution to our stockholders and the value of our shares could materially decrease.
•	Real estate investments are subject to general downturns in the industry as well as downturns in specific geographic areas. We cannot predict what the occupancy level will be in a particular building or that any tenant or mortgage or other real estate related loan borrower will remain solvent. We also cannot predict the future value of our properties. Accordingly, we cannot guarantee that you will receive cash distributions or appreciation of your investment.

The United States Securities and Exchange Commission does not pass upon the merits of or give its approval to any securities offered or the terms of this offering, nor does it pass upon the accuracy or completeness of any offering circular or other solicitation materials. These securities are offered pursuant to an exemption from registration with the Commission; however, the Commission has not made an independent determination that the securities offered are exempt from registration.

The use of projections or forecasts in this offering is prohibited. No one is permitted to make any oral or written predictions about the cash benefits or tax consequences you will receive from your investment in shares of our common stock.

	Per Share	Total Minimum		Total Maximum
Public Offering Price(1)	$100.00	$2,000,000	(2)	$50,000,000
Underwriting Discounts and Commissions(3)	—	—
Total Proceeds to Us (Before Expenses)	$100.00	$2,000,000		$50,000,000

(1) The price per share shown was arbitrarily determined by our Manager. The price per share will be adjusted every fiscal quarter and will be based on our NAV as of the end of the prior fiscal quarter.

(2) This is a “best efforts” offering. We did not start operations or draw down on investors’ funds and admit investors as stockholders until we raised $2,000,000 in this offering. The minimum offering amount was reached on June 27, 2019. See “How to Subscribe.”

(3) Investors will not pay upfront selling commissions in connection with the purchase of shares of our common stock. The Company and its officers and associated persons intend to conduct this offering in accordance with Rule 3a4-1 and, therefore, none of them is required to register as a broker-dealer. We have and will continue to reimburse our Manager for organization and offering costs, which are expected to be approximately $250,000, in monthly installments. See “Management Compensation” for a description of additional fees and expenses that we will pay our Manager.

We will offer shares of our common stock on a best efforts basis. Neither Belpointe REIT Manager, LLC nor any other affiliated entity involved in the offer and sale of the shares being offered hereby is a member firm of the Financial Industry Regulatory Authority, Inc., or FINRA, and no person associated with us will be deemed to be a broker solely by reason of his or her participation in the sale of shares of our common stock.

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

The date of this offering circular is March 20, 2020

Important Information about this Offering Circular

Please carefully read the information in this offering circular and any accompanying offering circular supplements, which we refer to collectively as the offering circular. You should rely only on the information contained in this offering circular. We have not authorized anyone to provide you with different information. This offering circular may only be used where it is legal to sell these securities. You should not assume that the information contained in this offering circular is accurate as of any date later than the date hereof or such other dates as are stated herein or as of the respective dates of any documents or other information incorporated herein by reference.

This offering circular is part of an offering statement that we filed with the SEC, using a continuous offering process. Periodically, as we make material investments, update our quarterly NAV amount, or have other material developments, we will provide an offering circular supplement that may add, update or change information contained in this offering circular. Any statement that we make in this offering circular will be modified or superseded by any inconsistent statement made by us in a subsequent offering circular supplement. The offering statement we filed with the SEC includes exhibits that provide more detailed descriptions of the matters discussed in this offering circular. You should read this offering circular and the related exhibits filed with the SEC and any offering circular supplement, together with additional information contained in our annual reports, semi-annual reports and other reports and information statements that we will file periodically with the SEC. See the section entitled “Additional Information” below for more details.

The offering statement and all supplements and reports that we have filed or will file in the future can be read at the SEC website, www.sec.gov, or on the website, www.belpointereit.com. The contents of the website (other than the offering statement, this offering circular and the appendices and exhibits thereto) are not incorporated by reference in or otherwise a part of this offering circular.

Our Sponsor and those selling shares of common stock on our behalf in this offering will be permitted to make a determination that the purchasers of shares in this offering are “qualified purchasers” in reliance on the information and representations provided by the stockholder regarding the stockholder’s financial situation. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

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State Law Exemption and Purchase Restrictions

Shares of our common stock are being offered and sold only to “qualified purchasers” (as defined in Regulation A under the Securities Act). As a Tier 2 offering pursuant to Regulation A under the Securities Act, this offering will be exempt from state law “Blue Sky” review, subject to meeting certain state filing requirements and complying with certain anti-fraud provisions, to the extent that the shares of our common stock offered hereby are offered and sold only to “qualified purchasers” or at a time when the shares of our common stock are listed on a national securities exchange. “Qualified purchasers” include: (i) “accredited investors” under Rule 501(a) of Regulation D and (ii) all other investors so long as their investment in the shares of our common stock does not represent more than 10% of the greater of their annual income or net worth (for natural persons), or 10% of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons). However, the shares of our common stock are being offered and sold only to those investors that are within the latter category (i.e., investors whose investment in the shares of our common stock does not represent more than 10% of the applicable amount), regardless of an investor’s status as an “accredited investor.” Accordingly, we reserve the right to reject any investor’s subscription in whole or in part for any reason, including if we determine in our sole and absolute discretion that such investor is not a “qualified purchaser” for purposes of Regulation A.

To determine whether a potential investor is an “accredited investor” for purposes of satisfying one of the tests in the “qualified purchaser” definition, the investor must be a natural person who has:

1.	an individual net worth, or joint net worth with the person’s spouse, that exceeds $1,000,000 at the time of the purchase, excluding the value of the primary residence of such person; or
2.	earned income exceeding $200,000 in each of the two most recent years or joint income with a spouse exceeding $300,000 for those years and a reasonable expectation of the same income level in the current year.

If the investor is not a natural person, different standards apply. See Rule 501 of Regulation D for more details.

For purposes of determining whether a potential investor is a “qualified purchaser,” annual income and net worth should be calculated as provided in the “accredited investor” definition under Rule 501 of Regulation D. In particular, net worth in all cases should be calculated excluding the value of an investor’s home, home furnishings and automobiles.

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Questions and Answers About This Offering

The following questions and answers about this offering highlight material information regarding us and this offering that is not otherwise addressed in the “Offering Summary” section of this offering circular. You should read this entire offering circular, including the section entitled “Risk Factors,” before deciding to purchase shares of our common stock.

Q: What is Belpointe REIT, Inc.?

A:	Belpointe REIT, Inc. (the “Company”) is a recently organized Maryland corporation that will concentrate its early operations on the identification, acquisition and development or redevelopment of properties located within “qualified opportunity zones.” At least 90% of our assets will initially consist of qualified opportunity zone property, which will enable us to be classified as a “qualified opportunity fund.” Because we will be a qualified opportunity fund, certain investors in our company will be eligible for favorable capital gains tax treatment on their investments. Our initial investments are expected to consist of properties located in qualified opportunity zones for the construction and/or renovation of multifamily, student housing, senior living, healthcare, industrial, self-storage, hospitality, mixed-use, data centers and solar projects (collectively, the “qualified opportunity zone investments”) located throughout the United States and its territories. We anticipate our future operations will include the acquisition and development or redevelopment of a wide range of commercial properties located throughout the United States, as well as the acquisition of real estate-related assets, including debt and equity securities issued by other real estate companies, with the goal of increasing distributions and/or capital appreciation. As of the date of this offering circular, we have acquired one qualified opportunity zone investment. All of our assets are and will be held by, and all of our operations are and will be conducted through, our operating partnership, Belpointe REIT OP, LP, a Delaware limited partnership (our “Operating Partnership”), either directly or through its subsidiaries. We will be the sole general partner of our Operating Partnership. The use of the terms “Belpointe REIT,” the “Company” “we,” “us,” or “our” in this offering circular refer to Belpointe REIT, Inc. unless the context indicates otherwise.

Q: Why should I invest in Belpointe REIT, Inc.?

A:	Our Company’s unique real estate investment structure, the “Opportunity Zone REIT,” is expected to disrupt the real estate investment industry through what the Company believes is a unique combination of economic benefits that will be provided to our stockholders, consisting of: (1) multiple capital gain tax benefits, (2) dividend income tax benefit, (3) local and state income tax benefits, (4) no upfront loads or entrance fees, (5) very modest management fees, (6) extremely low carried interest, (7) quarterly liquidity and (8) low minimum investment, which should result in greater investment returns to our stockholders than those generated by traditional private real estate funds and other traditional REITs. Our Company will use multiple investment platform structures to deploy its capital, which are anticipated to give us access to higher quality investment opportunities and better execution of our investment strategies than less diverse investment models (see “Investment Objectives and Strategy—Joint Venture Investment Platforms”). Our Company and its stockholders are also expected to greatly benefit from the resources provided by Belpointe, LLC (our “Sponsor”) and its vertically integrated real estate platform and the experience of its principals.

Set forth below is an explanation of the benefits that the Company believes distinguishes it from more traditional real estate investment platforms:

•	Capital Gain Tax Deferral: Capital gains (short-term or long-term) from the sale of any asset that are reinvested in shares of our common stock within 180 days following the disposition of the asset may be excluded from the investor’s gross income until the earlier of December 31, 2026 or the date the investor sells its shares of our common stock.
•	Capital Gain Reduction: Investors will also receive a 10% step-up in the basis of the capital gains that are reinvested in shares of our common stock within 180 days following the disposition of the asset if those shares are held for five years.
•	Capital Gain Tax Exemption: Our stockholders are exempt from federal taxation on capital gains derived from the appreciation of the investment in our common stock for shares that are held for at least 10 years.
•	20% Dividend Deduction: Our stockholders can take the entire 20% federal income deduction on their REIT dividends from the Company, which are typically taxed at ordinary income tax rates. Investors in other real estate platforms, such as partnerships or limited liability companies (“LLCs”), may not be eligible to receive any or all of the 20% deduction due to multiple regulatory limitations that restrict investors’ ability to receive the deduction benefit.
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•	No Dual State and Local Income Tax Exposure: Our Company is a C corporation that will elect to be taxed as a REIT. As a result, unlike partnerships or LLCs that are taxed as partnerships, which typically expose their investors to state and local income taxes of both the jurisdictions where the properties are located and where the investors are domiciled, our stockholders are only subject to the taxes within the jurisdictions in which they are domiciled.
•	No Up-Front Load, Sale Commissions or Fees: We are not charging any up front load, sale commissions or entrance fees to investors who invest in our Company, unlike the amounts charged by some other real estate platforms that can be as much as 15% of invested capital.
•	Significantly Reduced Management Fee: Belpointe REIT Manager, LLC (our “Manager”) will be paid an annual management fee of only 0.75% of our Company’s net asset value, which is significantly less than the management fees of 1.5%-2.0% typically charged by other real estate platform managers.
•	Significantly Low Carried Interest: Our Manager will be issued a management interest equal to 5% of our outstanding capital stock, subject to anti-dilution protection. This management interest will result in a “carried interest” to our Manager that is significantly less than the carried interest of 20% typically earned by external managers of other REITs and private real estate funds.
•	No Acquisition or Disposition Fees: Our Manager will not be paid any acquisition or disposition fees in connection with the Company’s investments.
•	Public Market Accessibility: Our common stock currently trades on the OTCQX under the ticker symbol “BELP.” As such, our stockholders are able to control the timing and amount of the sale of their investment.
•	Public Company Transparency: Our Company is subject to periodic public reporting requirements under federal securities laws, requiring us to disclose, among other things our financial statements and material changes in our operations. As a result, unlike private real estate platforms, investors in our Company will be provided regular updates regarding our performance.
•	Development Expertise: Our Manager employs a highly qualified team with extensive prior development and construction management experience that will provide our Company with the type of internal development expertise that many other real estate platforms cannot provide to their investors.
•	Multiple Investment Platforms: In order to maximize our development opportunities, we anticipate entering into joint ventures with a variety of joint venture structures consisting of (1) franchise platforms with affiliated development companies in specific regional markets, (2) programmatic platforms with established regional developers with which our Company will have an exclusive relationship to engage in multiple regional investments and (3) traditional local joint venture partnerships for one-off developments.
•	Quarterly Liquidity: We have adopted a Stockholder Redemption Plan through which stockholders, on a quarterly basis, may have the opportunity to have their common stock repurchased, subject to certain restrictions and limitations. Repurchases of shares of our common stock may be made on a quarterly basis under our Stockholder Redemption Plan, subject to a quarterly limit of 5.0% of the shares of our common stock outstanding during the prior calendar quarter.

We cannot guarantee that any funds will be set aside for the redemption plan or whether any funds set aside for the redemption will be sufficient to accommodate all redemption requests. See “Stockholder Redemption Plan.”

•	Minimal Investment Requirements: This offering is being conducted pursuant to Regulation A, which allows for both accredited and other “qualified purchasers” to have access to institutional quality investments. In addition, we have set a low minimum investment amount of $10,000 per investor, which we expect will allow for a broader base of investors to participate in our investments than would be able to invest in more traditional real estate platforms.

Q: What is a real estate investment trust, or REIT?

A: In general, a REIT is an entity that:

•	combines the capital of many investors to acquire or provide financing for a diversified portfolio of real estate investments under professional management;
•	is able to qualify as a “real estate investment trust” under the Internal Revenue Code of 1986, as amended (the “Code”), for U.S. federal income tax purposes and is therefore generally entitled to a deduction for the dividends it pays and not subject to U.S. federal corporate income taxes on its net income that is distributed to
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•	its stockholders. This treatment substantially eliminates the “double taxation” (i.e., taxation at both the corporate and stockholder levels) that generally results from investments in a corporation; and
•	generally, pays distributions to investors of at least 90% of its annual ordinary taxable income.

In this offering circular, we refer to an entity that qualifies to be taxed as a real estate investment trust for U.S. federal income tax purposes as a REIT. We intend to qualify as a REIT for U.S. federal income tax purposes commencing on such date as determined by our Board of Directors, taking into consideration factors such as the timing of our ability to generate cash flows, our ability to satisfy the various requirements applicable to REITs and our ability to maintain our status as a qualified opportunity fund. See “Plan of Operations—Our Investments” and “U.S. Federal Income Tax Considerations” for additional details regarding the status of our investments and the various requirements that we must satisfy in order to qualify as a REIT and maintain our status as a qualified opportunity fund.

Q: What is a “qualified opportunity fund”?

A:	A “qualified opportunity fund” is generally defined as a corporation or partnership that is organized to invest in, and at least 90% of its assets consist of, qualified opportunity zone property, which is defined as (1) qualified opportunity zone stock, (2) qualified opportunity zone partnership interest or (3) qualified opportunity zone business property. Qualified opportunity zone business property generally means property acquired by a qualified opportunity zone fund after December 31, 2017 that is substantially improved by the qualified opportunity fund and substantially all of the use of such property was in a qualified opportunity zone. Qualified opportunity zone property will be treated as substantially improved only if, during the 30-month period following the date of acquisition, the additions to the basis of the property exceed the adjusted basis of the property at the beginning of the 30-month period.

Q: What tax advantages arise from investing in a qualified opportunity fund?

A:	Any capital gain from the sale of any property to an unrelated person that is invested in a qualified opportunity fund during the 180-day period following such sale may be eligible to be excluded from that investor’s gross income for the taxable year in which such sale was made. The amount of any excluded capital gain will be required to be included in income in the investor’s taxable year ending December 31, 2026, the year in which the investment was sold, or the year in which an inclusion event occurs, whichever is earlier. The amount of gain that will need to be included depends on the investor’s basis in the investment. In addition, investors will realize a step-up basis for the original capital gains that were reinvested in shares of our common stock. The basis is increased by 10% if the investment in the Company is held by the taxpayer for at least five years. Finally, an investor could receive a permanent exclusion from taxable income of capital gains from the sale or exchange of an investment in shares of our common stock if the investment is held for at least 10 years. This exclusion only applies to capital gains accrued after an investment in the Company and not original capital gains.

It is important for investors seeking to avail themselves of the capital gains benefits described in this Offering Circular to be aware that subsequent changes in the tax laws or the adoption of new regulations, as well as early dispositions of shares of our common stock, could cause the loss of the anticipated tax benefits. As a result, you are urged to consult with your tax advisors regarding (1) the procedures you need to follow to defer capital gain through investing in a qualified opportunity fund, (2) the tax consequences of purchasing, owning or disposing of our common stock, including the federal, state and local tax consequences of investing capital gains in our shares, (3) the tax consequences of our election to be taxed as a REIT and our election to be organized as a qualified opportunity and (4) the tax consequences of potential changes in the interpretation of the existing tax laws or the adoption of new laws or regulations.

Q: Who can defer?

A:	Persons or entities that recognize capital gain for federal income tax purposes are eligible for deferral. This includes individuals as well as entities such as C corporations, regulated investment companies, REITs, trusts, partnerships and other pass-through entities such as S corporations.

Q: How do taxpayers make deferral elections?

A:	Taxpayers will make deferral elections on Form 8949 (Sales and Other Dispositions of Capital Assets), which will need to be attached to their U.S. federal income tax returns for the taxable year in which the capital gain would have been recognized had it not been deferred. In addition, on January 27, 2020, the U.S. Internal Revenue Service (the “IRS”) released new Form, 8997 (Initial and Annual Statement of Qualified Opportunity Fund QOF Investments) which requires eligible taxpayers holding a qualified opportunity fund investment at any point during the tax year to report: (i) qualified opportunity fund investments holdings at the beginning and end of the tax year; (ii) current tax year capital gains deferred by investing in a qualified opportunity fund; and (iii) qualified opportunity fund investments disposed of during the tax year.

Q: What gains are eligible for deferral?

A:	Any gains treated as capital gains (short-term or long-term) for U.S. federal income tax purposes that result from the sale or exchange of capital assets are eligible for deferral by reinvestment in a qualified opportunity fund.
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Accordingly, any gain that a taxpayer is required to include in its computation of capital gain, including capital gain from an actual or deemed sale or exchange, is eligible to be deferred. It is important to note, however, that any cash invested in a qualified opportunity fund, either independently or in conjunction with capital gains, is not eligible for the tax deferral of capital gains described herein.

Q: Are there other tax considerations related to qualified opportunity funds?

A:	On December 19, 2019, the U.S. Department of the Treasury and IRS issued final regulations (the “Opportunity Zone Regulations”) to provide guidance with respect to qualified opportunity zones program requirements.

Q: Who will choose which investments you make?

A:	We are externally managed by Belpointe REIT Manager, LLC (our “Manager”), which will make all of our investment decisions, subject to the oversight and direction of our Board of Directors.

Q: What competitive advantages do we achieve through our relationship with our Sponsor?

A:	The investment and operating platforms of Belpointe, LLC, our Sponsor, are well established, allowing us to realize economies of scale and other benefits including the following:
•	Experienced Management Team — Our Sponsor has a highly experienced management team. The senior executives of our Sponsor have an aggregate of over 75 years of experience in the acquisition, development and ownership of real estate. These executives provide stability in the management of our business and allow us to benefit from the knowledge and industry contacts they have gained through numerous real estate cycles.

Pursuant to a support agreement between our Manager and our Sponsor, our Sponsor will provide our Manager with the personnel, services and resources necessary for our Manager to perform its obligations and responsibilities under the management agreement. Please see “Management—Executive Officers of our Manager” for biographical information regarding these individuals.

•	Real Estate Investment — As of December 31, 2019, affiliates of our Sponsor had facilitated or originated 11 real estate assets in its two prior real estate programs, or Programs, with aggregate purchase prices and construction costs of approximately $350 million. See “Prior Performance Summary.”
•	Market Knowledge and Industry Relationships — Through its active and broad participation in real estate capital markets, our Sponsor benefits from market information that enables it to identify attractive commercial real estate investment opportunities and to make informed decisions with regard to the relative valuation of financial assets and capital allocation. We believe that our Sponsor’s extensive industry relationships with a wide variety of commercial real estate owners and operators, brokers and other intermediaries and third party commercial real estate debt originators will provide us with a competitive advantage in sourcing attractive investment opportunities to meet our investment objectives.

Q: Why should I invest in commercial real estate investments?

A:	Our goal is to provide a professionally managed portfolio consisting primarily of commercial real estate properties and, to a limited extent, real estate-related assets, to investors who generally have had very limited access to such investments in the past. Allocating some portion of your portfolio to a direct investment in commercial real estate properties may provide you with:
•	a reasonably predictable and stable level of current income from the investment;
•	diversification of your portfolio, by investing in an asset class that historically has low correlation with the stock market generally; and
•	the opportunity for capital appreciation.

Q: What is a “qualified opportunity zone”?

A:	The opportunity zone is a new community development program established by Congress in the Tax Cuts and Jobs Act of 2017 (the “Tax Act”) to encourage long-term investments in low-income urban and rural communities nationwide. The opportunity zone program provides a tax incentive for investors to re-invest their unrealized capital gains into qualified opportunity funds that are dedicated to investing in opportunity zones designated by the chief executives of every state and territory of the United States.

To be certified as a qualified opportunity zone, the designated census tract must have a poverty rate of at least 20% and be an area for which the median family income does not exceed 80% of the statewide family income or, if located in a metropolitan area, does not exceed 80% of the metropolitan area median family income. Certain census

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tracts contiguous with low income communities may also be designated as qualified opportunity zone if the median family income of the census tract does not exceed 125% of the median family income of the low-income community with which the census tract is contiguous. As of the date of this offering circular, there were more than 8,700 qualified opportunity zones throughout the United States.

In order to be a “qualified opportunity fund,” at least 90% of the fund’s assets need to consist of “qualified opportunity zone property” (the “90% Asset Test”). A qualified opportunity fund must determine whether it meets the 90% Asset Test on each of: (i) the last day of the first six-month period of its taxable year, and (ii) the last day of its taxable year (each a “Semiannual Test Date”). Subject to a one time six-month cure period, for each month following a Semiannual Test Date in which a qualified opportunity fund fails to meet the 90% Asset Test, it will be required to pay a penalty equal to: (a) the excess of 90% of the fund’s aggregate assets over the aggregate amount of qualified opportunity zone property held by the fund, multiplied by (b) the short-term federal interest rate plus 3%. However, notwithstanding a qualified opportunity fund’s failure to meet the 90% Asset Test, no penalty will be imposed if the fund demonstrates that its failure is due to reasonable cause.

Q: What kind of offering is this?

A:	We are continuing to offer a maximum of $7,127,400 in shares of our common stock to the public on a “best efforts” basis at $100.00 per share, which represents the value of the shares available to be offered as of February 12, 2020 based on the $50,000,000 rolling 12-month maximum offering amount under Regulation A. This offering is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of the offering.
Q:	How is an investment in shares of our common stock different from investing in shares of a listed REIT?
A:	The fundamental difference between shares of our common stock, which are quoted for trading on the OTCQX, and the securities of a REIT listed on a national securities exchange is the daily liquidity available with a listed REIT. While a listed REIT may provide a more liquid alternative than investing in shares of our common stock, we believe shares of our common stock are an alternative way for investors to deploy capital into a pool of real estate assets, with a lower correlation to the general stock market than listed REITs.

Additionally, listed REITs are subject to more demanding public disclosure and corporate governance requirements than we will be subject to. While we are subject to the scaled reporting requirements of Regulation A, such periodic reports are substantially less than what would be required for a listed REIT.

Q: What is the purchase price for shares of common stock?

A:	We set our initial offering price at $100.00 per share of common stock, which is the purchase price of our common stock as of the date of this offering circular. The per share purchase price in this offering will be adjusted every fiscal quarter as of January 1st, April 1st, July 1st and October 1st of each year (or as soon as commercially reasonable and announced by us thereafter) and will be equal to our NAV divided by the number of shares outstanding as of the close of business on the last business day of the prior fiscal quarter. Our website, www.belpointereit.com, will identify the current NAV. Any subscriptions that we receive during a fiscal quarter will be executed at a price equal to our NAV in effect for that fiscal quarter. If a material event occurs in between quarterly updates of NAV that would cause our NAV to change by 10% or more from the last disclosed NAV, we will disclose the updated price and the reason for the change in an offering circular supplement as promptly as reasonably practicable, and will update the NAV information provided on our website. See “Plan of Operation—Quarterly Share Price Adjustments” for more details.

Q: When will the closing of the purchase of common stock occur?

A:	In order to maintain our status as a qualified opportunity fund, at least 90% of our assets need to consist of “qualified opportunity zone property” (the “90% Asset Test”). For purposes of the 90% Asset Test our property holdings are calculated by taking the average of the percentage of qualified opportunity zone property we hold on each of (i) the last day of the first six-month period of our taxable year, and (ii) the last day of our taxable year (each a “Semiannual Test Date”). Cash and cash equivalents do not count as qualified opportunity zone property. The Opportunity Zone Regulations allow us to apply the 90% Asset Test without taking into account any investments we receive in the preceding 6-month period, provided such investments are received as a contribution and held continuously from the fifth business day after receipt through the Semiannual Test Date in cash, cash equivalents or debt instruments with a term of 18 months or less. In addition, the Opportunity Zone Regulations provide for a one time six-month cure period if any of our investments fail to meet the definition of qualified opportunity zone property as of a Semiannual Test Date. As a result, closings of the sales of our shares of common stock will occur on the last business day of each calendar quarter (each, a “Closing Date”), with each subscription payment made during the quarter prior to that Closing Date being held in a non-interest bearing escrow account until the applicable Closing Date. If we determine, however, that accepting all subscriptions submitted in a particular quarter would
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result in the Company not meeting the 90% Asset Test, we may, in our sole discretion, postpone the acceptance of some or all of such subscriptions by providing the applicable investors a notice of such postponement within 15 days following the end of the quarter. The Company will continue to hold the subscription payments, in escrow, until such time as the Company would be in compliance with the 90% Asset Test. Each investor whose investment has been postponed will receive written notice from the Company of the Company’s acceptance of the investor’s subscription within 15 days following the acceptance of the investment. The Company may not, however, hold any subscription payment for more than 12 months following the end of the quarter in which the applicable subscription agreement was delivered.

The Company will return any such subscription payment within 30 days following the end of the applicable 12-month period and will provide the prospective investor notice of the return within 15 days following the end of that 12-month period. The Company may, in its sole discretion, conduct closings more frequently than quarterly. On each Closing Date, subscriptions will be accepted by the Company on a first-in, first-out basis up to the dollar amount that the Company can accept and continue to be in compliance with the 90% Asset Test. The Company may, however, accept a subscription that was submitted later than other subscriptions in a particular quarter if the 180-day reinvestment period relating to such subscription would expire if it is carried over to the next quarter. Regardless of the date upon which the subscription payments are released from escrow, the purchase price for the shares of our common stock subject to the applicable subscription agreement will be the price in effect as of the date on which the investor’s subscription is initially submitted. The Company will provide the investor with written notice of the purchase price applicable to the shares of our common stock being purchased under its subscription agreement within 15 days following the acceptance of the subscription agreement. The investors will not have the right to withdraw or reconfirm their commitment prior to the acceptance of their subscription agreement or the return of their subscription payment by the Company. The investors will have no rights as stockholders of the Company, including voting and dividend rights, until their subscription agreements have been accepted by the Company.

Q: How will the NAV be calculated?

A:	Our NAV per share will be calculated by our Manager, and approved by our Board of Directors, at the end of each fiscal quarter on a fully diluted basis using a process that reflects several components, including (1) estimated values of each of our commercial real estate assets and investments, including related liabilities, based upon (a) market capitalization rates, comparable sales information, interest rates, net operating income, and (b) in certain instances individual appraisal reports of the underlying real estate provided by an independent valuation expert, (2) the price of liquid assets for which third party market quotes are available, (3) accruals of our periodic dividends and (4) estimated accruals of our operating revenues and expenses. In instances where we determine that an independent appraisal of the real estate asset is necessary, including, but not limited to, instances where our Manager is unsure of its ability on its own to accurately determine the estimated values of our commercial real estate assets and investments, or instances where third party market values for comparable properties are either nonexistent or extremely inconsistent, we may engage an appraiser that has expertise in appraising commercial real estate assets, to act as our independent valuation expert. The independent valuation expert will not be responsible for, or prepare, our NAV per share. However, we may hire a third party to calculate, or assist with calculating, the NAV per share. The use of different judgments or assumptions would likely result in different estimates of the value of our real estate assets. Note, in addition, that the determination of our NAV is not based on, nor intended to comply with, fair value standards under GAAP and our NAV may not be indicative of the price that we would receive for our assets at current market conditions.

Q: How exact will the calculation of the quarterly NAV be?

A:	Our goal is to provide a reasonable estimate of the market value of shares of our common stock as of the end of each fiscal quarter. Our assets will consist principally of investments in commercial real estate. Our Manager’s valuation of our real estate assets is subject to a number of judgments and assumptions that may not prove to be accurate. The use of different judgments or assumptions would likely result in different estimates of the value of our real estate assets. Moreover, although we evaluate and provide our NAV on a quarterly basis, our NAV may fluctuate daily, so that the NAV in effect for any fiscal quarter may not reflect the precise amount that might be paid for your shares of common stock in a market transaction. Further, our published NAV may not fully reflect certain material events to the extent that they are not known or their financial impact on our portfolio is not immediately quantifiable. Any resulting potential disparity in our NAV may be in favor of either stockholders who redeem their shares, or stockholders who buy new shares, or existing stockholders. See “Plan of Operations—Valuation Policies.”

Q: Will I have the opportunity to redeem my shares of common stock?

A:	Yes. While you should view this investment as long-term, on a quarterly basis, an investor may obtain liquidity. Stockholders may request that we redeem all or any portion of their shares. Any stockholder requesting redemption
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will be responsible for any third-party costs incurred in effecting such redemption, including, without limitation, bank transaction charges, custody fees, and/or transfer agent charges. Our redemption plan may be changed or suspended at any time without notice. See “Stockholder Redemption Plan” for more details.

Q: Will there be any limits on my ability to redeem my shares of common stock?

A:	Yes. While stockholders are allowed, commencing 12 months from the date of purchase of their common stock, to request redemptions on a quarterly basis of all or any portion of their shares, we need to impose limitations on the total amount of net redemptions per calendar quarter in order to maintain sufficient sources of liquidity to satisfy redemption requests without impacting our ability to invest in commercial real estate assets and maximize investor returns. We will limit the number of shares to be redeemed during any calendar year to 5.0% of the weighted average number of shares of our common stock outstanding during the prior calendar year, and we will limit redemptions to 1.25% of such outstanding shares per quarter, with excess capacity carried over to later quarters in the calendar year.

In the event that we do not have sufficient funds available to redeem all of the shares of our common stock for which redemption requests have been submitted in any given calendar quarter, such pending requests will be honored on a pro rata basis. In the event that not all redemptions are being honored in a given quarter, the pro rata distributions will be rounded down to the nearest share for each stockholder. Notwithstanding the foregoing, we are not obligated to redeem shares of our common stock under the redemption plan.

Further, our Board of Directors may in its sole discretion, amend, suspend, or terminate the redemption plan at any time without notice, including to protect our operations and our non-redeemed stockholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason.

However, in the event that we amend, suspend or terminate our redemption plan, we will file an offering circular supplement and/or Form 1-U, as appropriate, to disclose such amendment. Our Board of Directors may also, in its sole discretion, decline any particular redemption request if it believes such action is necessary to preserve our status as a REIT. See “Stockholder Redemption Plan” for more details.

Q: Will I be charged upfront selling commissions?

A:	No. Investors will not pay upfront selling commissions as part of the price per share of common stock purchased in this offering.

Q: Who will pay our organization and offering costs?

A:	Our Manager or its affiliates have paid and will continue to pay on our behalf all costs incurred in connection with our organization and the offering of shares of our common stock. See “Estimated Use of Proceeds” for more information about the types of costs that may be incurred, including those expenses described in the next paragraph. We reimburse our Manager, without interest, for these organization and offering costs in monthly installments.

Q: What fees and expenses will you pay to our Manager or any of its affiliates?

A:	We pay our Manager a quarterly asset management fee at an annualized rate of 0.75%based on our NAV at the end of each prior quarter. In addition, the Manager, or an affiliate of our Manager, will be paid an annual property management oversight fee, to be paid by each property owner, equal to 1% of the revenue generated by the applicable property.

We have and will continue to reimburse our Manager for the organization and offering expenses that the Manager has paid or will pay on our behalf. We will also reimburse our Manager for out-of-pocket expenses in connection with the origination of our investments. Additionally, we will reimburse our Manager for out-of-pocket expenses paid to third parties in connection with providing services to us.

We will also reimburse our Manager for our allocable portion of the salaries, benefits and overhead of personnel providing services to us. In addition, our Manager will be issued a management interest equal to 5% of our outstanding capital stock. As a result, at any time we make a distribution to our stockholders, whether from continuing operations, net sale proceeds or otherwise, our Manager is entitled to receive 5% of the aggregate amount of such distribution. The payment by us of fees and expenses will reduce the cash available for investment and distribution and will directly impact our quarterly NAV. See “Management Compensation” for more details regarding the fees that will be paid to our Manager and its affiliates.

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Q: Will you use leverage?

A:	Yes, we intend to use leverage. Our targeted aggregate property-level leverage, excluding any debt at the REIT level or on assets under development or renovation, after we have acquired a substantial portfolio of stabilized properties, is between 50-70% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. During the period when we are acquiring, constructing and/or renovating our investments, we may employ greater leverage on individual assets. Please see “Investment Objectives and Strategy—Borrowing Policy” for more details.

Q: What is your dividend policy?

A:	We do not expect to declare any dividends until the proceeds are invested and generating operating cash flow. Once we begin to pay dividends, we expect to declare and pay them on a quarterly basis, or less frequently as determined by us following consultation with our Manager, in arrears. Any dividends we pay will be based on, among other factors, our present and projected future cash flow. We expect that we will set the rate of dividends at a level that will be reasonably consistent and sustainable over time.

The REIT distribution requirements generally require that we make aggregate annual dividend payments to our stockholders of at least 90% of our REIT taxable income, computed without regard to the dividends paid deduction and excluding net capital gain. Moreover, even if we make the required minimum dividends under the REIT rules, we will be subject to U.S. federal income and excise taxes on our undistributed taxable income and gains. As a result, we may make such additional distributions, beyond the minimum REIT distribution, to avoid such taxes. See “Description Capital Stock and Certain Provisions of Maryland, our Charter and Bylaws — Dividends” and “U.S. Federal Income Tax Considerations.”

Any dividends that we pay will directly impact our NAV, by reducing the amount of our assets. Over the course of your investment, your dividends plus the change in NAV (either positive or negative) will produce your total return.

Q: What will be the source of your dividends?

A:	While our goal is to pay dividends from our cash flow from operations, we may use other sources to fund dividends. Until the proceeds from our public offering are invested and generating operating cash flow, some or all of our dividends may be paid from other sources, including the net proceeds of this offering, cash advances by our Manager, cash resulting from a waiver of fees or reimbursements due to our Manager, borrowings in anticipation of future operating cash flow and the issuance of additional securities. Use of some or all of these sources may reduce the amount of capital we invest in assets and negatively impact the return on your investment and the value of your investment. We have not established a limit on the amount of proceeds we may use to fund distributions. We can provide no assurances that future cash flow will support payment of distributions or maintaining distributions at any particular level or at all.

Q: Will the dividends I receive be taxable as ordinary income?

A:	Unless your investment is held in a qualified tax-exempt account or we designate certain dividends as capital gain dividends, dividends that you receive generally will be taxed as ordinary income to the extent they are from current or accumulated earnings and profits. The portion of your distribution in excess of current and accumulated earnings and profits is considered a return of capital for U.S. federal income tax purposes and will reduce the tax basis of your investment, rather than result in current tax, until your basis is reduced to zero. Return of capital distributions made to you in excess of your tax basis in our shares of our common stock will be treated as sales proceeds from the sale of shares of our common stock for U.S. federal income tax purposes. Distributions we designate as capital gain dividends will generally be taxable at long-term capital gains rates for U.S. federal income tax purposes.

However, because each investor’s tax considerations are different, particularly those investors investing any capital gains, we recommend that you consult with your tax advisor. You also should review the section of this offering circular entitled “U.S. Federal Income Tax Considerations,” including for a discussion of the special rules applicable to distributions in redemption of shares and liquidating distributions.

Under the Tax Act, individuals, trusts, and estates generally may deduct 20% of “qualified business income” (generally, domestic trade or business income other than certain investment items) of a partnership, S corporation, or sole proprietorship. In addition, “qualified REIT dividends” (i.e., REIT dividends other than capital gain dividends and portions of REIT dividends and portions of REIT dividends designated as qualified dividend income eligible for capital gain tax rates) and certain other income items are eligible for the deduction. The deduction, however, is subject to complex limitations to its availability. As with the other individual income tax changes, the provisions related to the deduction are effective beginning in 2018, but without further legislation, they will sunset after 2025.

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Q: Are there any risks involved in buying shares of our common stock?

A:	Investing in shares of our common stock involves a high degree of risk. If we are unable to effectively manage the impact of these risks, we may not meet our investment objectives, and therefore, you should purchase these securities only if you can afford a complete loss of your investment. See “Risk Factors” for a description of the risks relating to this offering and an investment in our common stock.

Q: How does a “best efforts” offering work?

A:	A “best efforts” offering means, we are only required to use our best efforts to sell shares of our common stock to the public. Neither our Manager nor any other party has a firm commitment or obligation to purchase any shares of our common stock.

Q: Who can buy shares of our common stock?

A:	Generally, you may purchase shares of our common stock if you are a “qualified purchaser” (as defined in Regulation A under the Securities Act). “Qualified purchasers” include:
•	“accredited investors” under Rule 501(a) of Regulation D; and
•	all other investors so long as their investment in shares of our common stock does not represent more than 10% of the greater of their annual income or net worth (for natural persons), or 10% of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons).
•	Net worth in all cases should be calculated excluding the value of an investor’s home, home furnishings and automobiles. We reserve the right to reject any investor’s subscription in whole or in part for any reason, including if we determine in our sole and absolute discretion that such investor is not a “qualified purchaser” for purposes of Regulation A. Please refer to the section above entitled “State Law Exemption and Purchase Restrictions” for more information.

Q: How do I buy shares?

A:	You may purchase shares of our common stock in this offering by completing a subscription agreement like the one attached to this offering circular as Appendix B for a certain investment amount and pay for the shares at the time you subscribe.

Q: Is there any minimum investment required?

A:	Yes. There is a minimum investment of at least 100 shares or $10,000 based on the initial offering price, provided that our Manager has the discretion to accept smaller investments. There is no minimum investment requirement on additional purchases.

Q: May I make an investment through my IRA or other tax-deferred retirement account?

A: Yes.

Q: What will you do with the proceeds from your offering?

A:	We expect to use substantially all of the net proceeds from this offering (after paying or reimbursing organization and offering expenses) to invest in, develop or redevelop and manage a portfolio of assets consisting of commercial real estate properties in accordance with our investment strategy. We may also invest, to a limited extent, in other real estate-related assets. We may make our investments through majority owned subsidiaries, some of which may have rights to receive preferred economic returns. We expect that any expenses or fees payable to our Manager for its services in connection with managing our daily affairs will be paid from cash flow from operations. If such fees and expenses are not paid from cash flow they will reduce the cash available for investment and distribution and will directly impact our quarterly NAV. See “Management Compensation” for more details regarding the fees that will be paid to our Manager and its affiliates.

We may not be able to promptly invest the net proceeds of this offering in commercial real estate and other select real estate related assets. In the interim, we may invest in short-term, highly liquid or other authorized investments. Such short-term investments will not earn as high of a return as we expect to earn on our real estate-related investments.

Q: How long will this offering last?

A:	We currently expect that this offering will remain open for investors until we raise the maximum amount being offered, unless terminated by us at an earlier time. We reserve the right to terminate this offering for any reason at any time.
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Q: Will I be notified of how my investment is doing?

A: Yes, we will provide you with periodic updates on the performance of your investment in us, including:

•	an annual report;
•	current event reports for specified material events within four business days of their occurrence;
•	supplements to the offering circular, if we have material information to disclose to you; and
•	other reports that we may file or furnish to the SEC from time to time.

We will provide this information to you by posting such information on the SEC’s website at www.sec.gov, at www.belpointereit.com, via email, or, upon your consent, via U.S. mail.

Q: When will I get my detailed tax information?

A:	Your IRS Form 1099-DIV tax information, if required, will be provided by January 31 of the year following each taxable year.

Q: Who can help answer my questions about the offering?

A:	If you have more questions about the offering, or if you would like additional copies of this offering circular, you should contact us by email at investorrelations@belpointereit.com or by mail at:

Belpointe REIT, Inc.
125 Greenwich Avenue
3rd Floor
Greenwich, CT 06830

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Offering Summary

This offering summary highlights material information regarding our business and this offering that is not otherwise addressed in the “Questions and Answers About this Offering” section of this offering circular. Because it is a summary, it may not contain all of the information that is important to you. To understand this offering fully, you should read the entire offering circular carefully, including the “Risk Factors” section before making a decision to invest in shares of our common stock.

Belpointe REIT, Inc.

Belpointe REIT, Inc. is a recently organized Maryland corporation formed to originate, invest in and manage a diversified portfolio of commercial real estate properties. All of our assets will be held by, and all of our operations will be conducted through, our operating partnership Belpointe REIT OP, LP, a Delaware limited partnership (our “Operating Partnership”), either directly or through its subsidiaries. We will be sole general partner of our Operating Partnership. We are externally managed by Belpointe REIT Manager, LLC (our “Manager”).

We expect to use substantially all of the net proceeds from this offering to originate, acquire and structure a diversified portfolio of commercial real estate properties in accordance with our investment strategy described below. We may also invest, to a limited extent, in commercial real estate loans, as well as commercial real estate debt and equity securities and other real estate-related assets. We may make our investments through major-owned subsidiaries, some of which may have rights to receive preferred economic returns.

We intend to operate in a manner that will allow us to qualify as a REIT for U.S. federal income tax purposes. Among other requirements, REITs are required to distribute to stockholders at least 90% of their annual REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain). We intend to qualify as a REIT for federal income tax purposes on such date as determined by our Board of Directors, taking into consideration factors such as the timing of our ability to generate cash flows, our ability to satisfy the various requirements applicable to REITs and our ability to maintain our status as a qualified opportunity fund. See “Plan of Operations—Our Investments” and “U.S. Federal Income Tax Considerations” for additional details regarding the status of our investments and the various requirements that we must satisfy in order to qualify as a REIT and maintain our status as a qualified opportunity fund.

Our office is located at 125 Greenwich Avenue, 3rd Floor, Greenwich, CT 06830. Our telephone number is 203-883-1944. Information regarding the Company is also available on our web site at www.belpointereit.com.

Recent Developments

As of February 12, 2020, we have raised approximately $42,842,600 in shares of our common stock in this ongoing offering (including $10,000 received in a private placement to our Sponsor). We are continuing to offer up to $7,127,400 in shares of our common stock on a “best efforts maximum” basis, which represents the value of the shares available to be offered as of February 12, 2020 based on the $50,000,000 rolling 12-month maximum offering amount under Regulation A. We expect to offer common stock in this offering until we raise the maximum amount being offered, unless this offering is terminated by our Manager at an earlier time. Our shares of common stock are quoted for trading on the OTCQX under the symbol “BELP”.

On November 8, 2019, BPOZ 1991 Main, LLC, a Delaware limited liability company (“BPOZ”), the majority-owned subsidiary of our Operating Partnership, closed on the acquisition of a 5.3-acre site, consisting of an 808-space parking garage and a 250,000 square foot two story former shopping mall located at 1991 Main Street, Sarasota, Florida 34236 (“1991 Main”), for a purchase price of approximately $21,804,147. We funded the acquisition costs, inclusive of related fees and transaction costs, with proceeds from our Offering and a 60% senior secured acquisition loan from First Florida Integrity Bank. BPOZ will be managed by an affiliate of our Manager and intends to partner with a codeveloper to redevelop 1991 Main into a 418-apartment home community consisting of one-bedroom, two-bedroom and three-bedroom apartments, with approximately 50,000 square feet of retail space located on the first two levels. We currently anticipate construction on the redevelopment of 1991 Main to commence by the end of 2020, and that 1991 Main will be cash flow positive by the end of 2022. See “Plan of Operations—Our Investments”

Investment Strategy

We intend to concentrate our early operations on the identification, acquisition and development or redevelopment of properties located within “qualified opportunity zones.” At least 90% of our assets will initially consist of qualified opportunity zone properties, which will enable us to be classified as a “qualified opportunity fund.” Because we will be a qualified opportunity fund, certain investors in our company will be eligible for favorable capital gains tax treatment on their investments. Our initial investments are expected to consist of properties for the construction and/or renovation of multifamily, student housing, senior living, healthcare, industrial, self-storage, hospitality, mixed-use, data center and solar projects located throughout the United States (collectively, the “qualified opportunity zone investments”) located throughout the United States and its territories. We anticipate our future operations will include the acquisition and development or redevelopment of a wide range of commercial properties located throughout the United States, as well as the acquisition of real estate-related assets, including debt and equity securities issued by other real estate companies, with the goal of increasing distributions and/or capital appreciation. We cannot assure you that we will attain these objectives or that the value of our assets will not decrease. Furthermore, within our investment objectives and policies, our Manager will have substantial discretion with respect to the selection of specific investments and the purchase and sale of our assets. The Company may, at any time and without stockholder approval, cease to be a qualified opportunity fund and acquire assets that do not qualify as qualified opportunity zone investments.

Investment Objectives

Our primary investment objectives are:

•	to preserve, protect and return your capital contribution;
•	to pay attractive and consistent cash distributions;
•	to grow net cash from operations so that an increasing amount of cash flow is available for distributions to investors over the long term; and
•	to realize growth in the value of our investments.

Opportunity and Market Overview

Our Company’s unique real estate investment structure, the “Opportunity Zone REIT,” is expected to disrupt the real estate investment industry through what the Company believes is a unique combination of economic benefits that will be provided to our stockholders, consisting of: (1) multiple capital gain tax benefits, (2) dividend income tax benefit, (3) local

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and state income tax benefits, (4) no upfront loads or entrance fees, (5) very modest management fees, (6) extremely low carried interest, (7) quarterly liquidity and (8) low minimum investment, which should result in greater investment returns to our stockholders than those generated by traditional private real estate funds and other traditional REITs. Our Company will use multiple investment platform structures to deploy its capital, which are anticipated to give us access to higher quality investment opportunities and better execution of our investment strategies than less diverse investment models (see “Investment Objectives and Strategy—Joint Venture Investment Platforms”). Our Company and its stockholders are also expected to greatly benefit from the resources provided by our Sponsor and its vertically integrated real estate platform and the experience of its principals.

Set forth below is an explanation of the benefits that the Company believes distinguishes it from more traditional real estate investment platforms:

•	Capital Gain Tax Deferral: Capital gains (short-term or long-term) from the sale of any asset that are reinvested in shares of our common stock within 180 days following the disposition of the asset may be excluded from the investor’s gross income until the earlier of December 31, 2026 or the date the investor sells its shares of our common stock.
•	Capital Gain Reduction: Investors will also receive a 10% step-up in the basis of the capital gains that are reinvested in shares of our common stock within 180 days following the disposition of the asset if those shares are held for five years.
•	Capital Gain Tax Exemption: Our stockholders are exempt from federal taxation on capital gains derived from the appreciation of the investment in our common stock for shares that are held for at least 10 years.
•	20% Dividend Deduction: Our stockholders can take the entire 20% federal income deduction on their REIT dividends from the Company, which are typically taxed at ordinary income tax rates. Investors in other real estate platforms, such as partnerships or limited liability companies (“LLCs”), may not be eligible to receive any or all of the 20% deduction due to multiple regulatory limitations that restrict investors’ ability to receive the deduction benefit.
•	No Dual State and Local Income Tax Exposure: Our Company is a C corporation that will elect to be taxed as a REIT. As a result, unlike partnerships or LLCs that are taxed as partnerships, which typically expose their investors to state and local income taxes of both the jurisdictions where the properties are located and where the investors are domiciled, our stockholders are only subject to the taxes within the jurisdictions in which they are domiciled.
•	No Up-Front Load, Sale Commissions or Fees: We are not charging any up front load, sale commissions or entrance fees to investors who invest in our Company, unlike the amounts charged by some other real estate platforms that can be as much as 15% of invested capital.
•	Significantly Reduced Management Fee: Belpointe REIT Manager, LLC (our “Manager”) will be paid an annual management fee of only 0.75% of our Company’s net asset value, which is significantly less than the management fees of 1.5%-2.0% typically charged by other real estate platform managers.
•	Significantly Low Carried Interest: Our Manager will be issued a management interest equal to 5% of our outstanding capital stock, subject to anti-dilution protection. This management interest will result in a “carried interest” to our Manager that is significantly less than the carried interest of 20% typically earned by external managers of other REITs and private real estate funds.
•	No Acquisition or Disposition Fees: Our Manager will not be paid any acquisition or disposition fees in connection with the Company’s investments.
•	Public Market Accessibility: Our common stock currently trades on the OTCQX under the ticker symbol “BELP.” As such, our stockholders are able to control the timing and amount of the sale of their investment.
•	Public Company Transparency: Our Company is subject to periodic public reporting requirements under federal securities laws, requiring us to disclose, among other things our financial statements and material changes in our operations. As a result, unlike private real estate platforms, investors in our Company will be provided regular updates regarding our performance.
•	Development Expertise: Our Manager employs a highly qualified team with extensive prior development and construction management experience that will provide our Company with the type of internal development expertise that many other real estate platforms cannot provide to their investors.
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•	Multiple Investment Platforms: In order to maximize our development opportunities, we anticipate entering into joint ventures with a variety of joint venture structures consisting of (1) franchise platforms with affiliated development companies in specific regional markets, (2) programmatic platforms with established regional developers with which our Company will have an exclusive relationship to engage in multiple regional investments and (3) traditional local joint venture partnerships for one-off developments.
•	Quarterly Liquidity: We have adopted a Stockholder Redemption Plan through which stockholders, on a quarterly basis, may have the opportunity to have their common stock repurchased, subject to certain restrictions and limitations. Repurchases of shares of our common stock may be made on a quarterly basis under our Stockholder Redemption Plan, subject to a quarterly limit of 5.0% of the shares of our common stock outstanding during the prior calendar quarter.

We cannot guarantee that any funds will be set aside for the redemption plan or whether any funds set aside for the redemption will be sufficient to accommodate all redemption requests. See “Stockholder Redemption Plan.”

•	Minimal Investment Requirements: This offering is being conducted pursuant to Regulation A, which allows for both accredited and other “qualified purchasers” to have access to institutional quality investments. In addition, we have set a low minimum investment amount of $10,000 per investor, which we expect will allow for a broader base of investors to participate in our investments than would be able to invest in more traditional real estate platforms.

We believe that we will be able to provide our stockholders with compelling investment performance on a risk-adjusted basis through (1) the application of our rigorous investment and underwriting standards, (2) the geographic and asset class diversification of our investments and (3) the expected tax benefits from an investment in our Company. We will initially focus on the development and renovation of our qualified opportunity zone investments in opportunity zones that have completed, or are engaged in, the revitalization process, which are expected to be located within 75 miles of metropolitan markets. Given the recent concentration of investment capital in increasingly larger deals in major metropolitan areas, we believe that there will be less competition for our targeted assets. Additionally, we believe that our focus on markets with favorable risk-return characteristics should enable us to achieve higher capital appreciation than would be achievable on similar deals in larger markets.

The Company expects that it will be able manage the risk associated with developing or renovating and managing its investments better than other real estate companies due to its access to the resources of our Sponsor. Our Sponsor is a fully integrated, well capitalized real estate company that combines investment professionals with construction and asset management professionals, which we believe will enable the Manager to better evaluate and manage the company’s investments to reduce risk and increase returns for our stockholders.

It is important to note that real estate markets are often unpredictable and subject to change over time. As a result, changes may occur that will require us to modify our investment strategy to identify and acquire assets providing attractive risk-adjusted returns.

Our Manager

Our Manager manages our day-to-day operations. A team of real estate professionals, acting through our Manager, will make all the decisions regarding the selection, negotiation, financing and disposition of our investments, subject to the limitations in our operating agreement. Our Manager will also provide asset management, marketing, investor relations and other administrative services on our behalf with the goal of maximizing our operating cash flow and preserving our invested capital.

Our Management Agreement

We are externally managed and advised by our Manager. We expect to benefit from the personnel, relationships and experience of our Manager’s management team and other personnel of our Manager. Pursuant to the terms of a management agreement between our Manager, us and our Operating Partnership, our Manager will select our investments and manage our day-to-day operations. Pursuant to a support agreement with our Sponsor, our Manager will utilize our Sponsor’s personnel, services and resources necessary for our Manager to perform its obligations and responsibilities under the management agreement.

We have entered into the management agreement with our Operating Partnership and our Manager, effective as of February 12, 2019. Pursuant to the management agreement, our Manager will implement our business strategy and perform certain services for us, subject to oversight by our Board of Directors. Our Manager will be responsible for, among other duties, (1) performing all of our day-to-day functions, (2) determining our investment strategy and guidelines in conjunction with our Board of Directors, (3) sourcing, analyzing and executing investments, asset sales and financing, (4) performing portfolio management duties, and (5) performing financial and accounting functions.

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The initial term of the management agreement is for five years commencing on the effective date of the agreement, with automatic one-year renewal terms starting on completion of the initial five-year term. For a detailed description of the management agreement’s termination provisions, see “Our Manager and the Management Agreement—Management Agreement.”

Our Board of Directors

We operate under the direction of our Board of Directors, the members of which are accountable to us and our stockholders as fiduciaries. Our Board of Directors has retained our Manager to direct the management of our business and affairs, manage our day-to-day affairs, and implement our investment strategy, subject to the Board of Directors’ supervision. The current board members are Brandon Lacoff, Martin Lacoff, Shawn Orser, Dean Drulias and Ronald Young, Jr.

Our Board of Directors will be classified into three classes. Brandon Lacoff and Dean Drulias are Class III directors and Martin Lacoff and Shawn Orser are Class II directors and Ronald Young, Jr. is a Class I director. Each class of directors will be elected for successive three-year terms ending at the annual meeting of the stockholders the third year after election and until his or her successor is elected and qualified. With respect to the election of directors, each candidate nominated for election to our Board of Directors must receive a plurality of the votes cast, in person or by proxy, in order to be elected.

Brandon Lacoff and Martin Lacoff are also executive officers of our Manager and serve on the investment committees of affiliates of our Manager. In order to ameliorate the risks created by conflicts of interest, our Board of Directors will create a committee to address any potential conflicts comprised of all of our independent directors (the “Independent Committee”). An independent director is a person who is not an officer or employee of our Manager or its affiliates. The Independent Committee will act upon conflicts of interest matters, including transactions between us and our Manager. For more details, see “Conflicts of Interest and Related Party Transactions.”

Our Structure

The chart below shows the relationship among various affiliates of our Manager and the Company as of the date of this offering circular.

Management Compensation

Our Manager and its affiliates have and will continue to receive fees and expense reimbursements for services relating to this offering and the investment and management of our assets. The items of compensation are summarized in the following table. Neither our Manager nor its affiliates will receive any selling commissions or dealer manager fees in

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connection with the offer and sale of shares of our common stock. See “Management Compensation” for a more detailed explanation of the fees and expenses payable to our Manager and its affiliates.

Form of Compensation and Receipt	Determination of Amount	Estimated Amount
Organization and Offering Expenses — Manager	Our Manager has paid and will continue to pay organization and offering expenses on our behalf. We have and will continue to reimburse our Manager for organizational and offering costs and expenses incurred on our behalf. We expect organization and offering expenses to be approximately $250,000 or, if we raise the maximum offering amount, approximately 0.50% of gross offering proceeds. The organization and offering expenses will also include all marketing expenses incurred by our Manager in connection with this offering, including, without limitation, fees and travel expenses to attend retail seminars and customary lodging, meals and reasonable entertainment expenses associated therewith.	As of December 31, 2019, our organization and offering expenses were approximately $132,193. We expect to incur approximately $250,000 in aggregate organization and offering expenses if we raise the maximum offering amount.
Asset Management Fee — Manager	Quarterly asset management fee equal to an annualized rate of 0.75%, which will be based on our NAV at the end of each prior quarter.	Actual amounts are dependent upon the offering proceeds we raise (and any leverage we employ) and the results of our operations; we cannot determine these amounts at the present time.
Other Operating Expenses — Manager	We reimburse our Manager for out-of-pocket expenses paid to third parties in connection with providing services to us. In addition, we reimburse our Manager for our allocable portion of the salaries, benefits and overhead of personnel providing services to us. The Manager and/or one or more of its affiliates will also be reimbursed for customary acquisition expenses (including expenses related to potential transactions that are not closed), such as legal fees and expenses, costs of due diligence (including, without limitation, appraisals, surveys, engineering reports and environmental site assessments), travel and communications expenses, accounting fees and expenses and other closing costs and miscellaneous expenses related to the acquisition of real estate.	Actual amounts are dependent upon the results of our operations; we cannot determine these amounts at the present time.
Participation in Distributions — Manager	Our Manager will be issued a management interest equal to 5% of our outstanding capital stock, subject to anti-dilution protection. As a result, at any time we make a distribution to our stockholders, other than distributions representing a return of capital, whether from continuing operations, net sale proceeds or otherwise, our Manager is entitled to receive 5% of the aggregate amount of such distribution.	Actual amounts are dependent upon the results of our operations; we cannot determine these amounts at the present time
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Property Management Oversight Fee – Manager or an Affiliate	In addition, our Manager, or an affiliate of our Manager, will be paid an annual property management oversight fee, to be paid by each property owner, equal to 1% of the revenue generated by the applicable property.	Actual amounts are dependent upon the results of our operations; we cannot determine these amounts at the present time

Summary of Risk Factors

Investing in shares of our common stock involves a high degree of risk. You should carefully review the “Risk Factors” section of this offering circular, beginning on page 20, which contains a detailed discussion of the material risks that you should consider before you invest in shares of our common stock.

Conflicts of Interest

Our Manager and its affiliates will experience conflicts of interest in connection with the management of our business. Some of the material conflicts that our Manager and its affiliates may face include the following:

Our Sponsor’s real estate professionals acting on behalf of our Manager must determine which investment opportunities to recommend to us and other entities affiliated with our Sponsor. Our Sponsor has previously sponsored, as of the date of this offering circular, two real estate funds and may in the future sponsor other real estate funds, including other REITs, that may have similar investment criteria to ours.

Our Sponsor’s real estate professionals acting on behalf of our Manager will have to allocate their time among us, our Sponsor’s business and other programs and activities in which they are involved.

The terms of our management agreement (including our Manager’s rights and obligations and the compensation payable to our Manager and its affiliates) were not negotiated through the benefit of arm’s length negotiations of the type normally conducted between unrelated parties.

At some future date after we have acquired a substantial investment portfolio that our Manager determines would be most effectively managed by our own personnel, we may seek stockholder approval to internalize our management by acquiring assets and employing the key real estate professionals performing services to us on behalf of our Manager for consideration that would be negotiated at that time. The payment of such consideration could result in dilution of your interest in us and could reduce the net income per share and funds from operations per share attributable to your investment. Additionally, in an internalization transaction, our Sponsor’s real estate professionals that become our employees may receive more compensation than they previously received from our Sponsor or its affiliates. These possibilities may provide incentives to these individuals to pursue an internalization transaction, even if an alternative strategy might otherwise be in our stockholder’s best interests.

Dividends

We expect that we will declare and pay dividends on a quarterly basis, or more or less frequently as advised by our Manager, in arrears, based on daily record dates. Any dividends we make will be following consultation with our Manager, and will be based on, among other factors, our present and reasonably projected future cash flow. We expect that we will set the rate of dividends at a level that will be reasonably consistent and sustainable over time. Neither we nor our Manager has pre-established a percentage range of return for dividends to stockholders. We have not established a minimum distribution level, and our charter does not require that we pay dividends to our stockholders.

Borrowing Policy

We intend to employ leverage in order to provide more funds available for investment. We believe that careful use of conservatively structured leverage will help us to achieve our diversification goals and potentially enhance the returns on our investments. Our targeted aggregate property-level leverage, excluding any debt at the REIT level or on assets under development or renovation, after we have acquired a substantial portfolio of stabilized properties, is between 50-70% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. During the period when we are acquiring, constructing and/or renovating our investments, we may employ greater leverage on individual assets. Our Manager may from time to time modify our leverage policy in its discretion. See “Investment Objectives and Strategy—Borrowing Policy” for more details regarding our leverage policies.

Valuation Policies

Our NAV per share will be calculated by our Manager at the end of each fiscal quarter on a fully diluted basis using a process that reflects several components, including (1) estimated values of each of our commercial real estate assets and investments, including related liabilities, based upon (a) market capitalization rates, comparable sales information, interest rates, net operating income, and (b) in certain instances individual appraisal reports of the underlying real estate provided by

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an independent valuation expert, (2) the price of liquid assets for which third party market quotes are available, (3) accruals of our periodic dividends and (4) estimated accruals of our operating revenues and expenses. In instances where we determine that an independent appraisal of the real estate asset is necessary, including, but not limited to, instances where our Manager is unsure of its ability on its own to accurately determine the estimated values of our commercial real estate assets and investments, or instances where third party market values for comparable properties are either nonexistent or extremely inconsistent, we may engage an appraiser that has expertise in appraising commercial real estate assets, to act as our independent valuation expert. The independent valuation expert will not be responsible for, or prepare, our NAV per share. However, we may hire a third party to calculate, or assist with calculating, the NAV per share. The use of different judgments or assumptions would likely result in different estimates of the value of our real estate assets. Moreover, although we evaluate and provide our NAV per share on a quarterly basis, our NAV per share may fluctuate in the interim, so that the NAV per share in effect for any fiscal quarter may not reflect the precise amount that might be paid for your shares in a market transaction. Further, our published NAV per share may not fully reflect certain material events to the extent that they are not known or their financial impact on our portfolio is not immediately quantifiable. Any resulting potential disparity in our NAV per share may be in favor of either stockholders who redeem their shares, or stockholders who buy new shares, or existing stockholders. Note, in addition, that the determination of our NAV is not based on, nor intended to comply with, fair value standards under GAAP and our NAV may not be indicative of the price that we would receive for our assets at current market conditions.

Our goal is to provide a reasonable estimate of the NAV per share on a quarterly basis. However, the majority of our assets will consist of commercial real estate investments and, as with any commercial real estate valuation protocol, the conclusions we reach or, solely in the case that there is a conflict, the conclusion reached by our independent valuation expert, will be based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our commercial real estate assets and investments. In addition, for any given quarter, our published NAV per share may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable. As a result, the quarterly calculation of our NAV per share may not reflect the precise amount that might be paid for your shares in a market transaction, and any potential disparity in our NAV per share may be in favor of either stockholders who redeem their shares, or stockholders who buy new shares, or existing stockholders. However, to the extent quantifiable, if a material event occurs in between quarterly updates of NAV that would cause our NAV per share to change by 10% or more from the last disclosed NAV, we will disclose the updated NAV per share and the reason for the change in an offering circular supplement as promptly as reasonably practicable.

Quarterly NAV Per Share Adjustments

We set our initial offering price at $100.00 per share, which is the purchase price of our common stock as of the date of this offering circular. The per share purchase price will be adjusted every fiscal quarter as of January 1st, April 1st, July 1st and October 1st of each year (or as soon as commercially reasonable and announced by us thereafter) and will equal the sum of our NAV divided by the number of shares of our common stock outstanding as of the close of business on the last business day of the prior fiscal quarter.

We will file with the SEC on a quarterly basis an offering circular supplement disclosing the quarterly determination of our NAV per share that will be applicable for such fiscal quarter, which we refer to as the pricing supplement. Except as otherwise set forth in this offering circular, we will disclose, on a quarterly basis in an offering circular supplement filed with the SEC, the principal valuation components of our NAV. See “Plan of Operation—Quarterly NAV Per Share Adjustments” for more details.

Stockholder Redemption Plan

While you should view your investment as long-term, we have adopted a stockholder redemption plan which may provide an opportunity for our stockholders to have their shares of our common stock redeemed by us, subject to certain restrictions and limitations. Shares may not be redeemed under our stockholder redemption plan until the first anniversary of the date such shares were purchased. Due to the illiquid nature of investments in real estate, we may not have sufficient liquid resources to fund redemption requests. In addition, we have established limits on the source and amount of funds we may use for redemptions during any calendar year.

The purchase price for shares redeemed under our stockholder redemption plan will be the applicable NAV per share at the time of redemption, less any applicable fees payable to own Transfer Agent.

Redemption of shares of our common stock may be made quarterly upon written request to us at least 15 business days prior to the end of the applicable quarter. We intend to provide notice of redemption by the last business day of each quarter, with an effective redemption date as of the last day of each quarter (the “Redemption Date”). Settlements of share repurchases will be made within 14 days following the applicable Redemption Date, provided that payment of the redemption price may be delayed until 30 days after the applicable Redemption Date due to exigent circumstances, including, without

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limitation, our payment processing provider choosing to discontinue service or having technical outages that prevent us from processing share repurchases in a timely manner. Share repurchases will be effected at a repurchase price equal to the Company’s NAV per share for the quarter in which the Redemption Date occurs. Stockholders may withdraw their redemption request at any time up to three (3) business days prior to the Redemption Date. If we agree to honor a redemption request, the shares of our common stock to be redeemed will cease to accrue dividends or have voting rights as of the Redemption Date.

We may fund redemption requests from sources other than cash flow from operations, including, without limitation, the sale of assets, borrowings, return of capital or offering proceeds (including from sales of our common stock pursuant to this offering), and we have no limits on the amounts we may pay from those sources. We cannot guarantee that any funds will be set aside for the redemption plan or whether any funds set aside for redemption will be sufficient to accommodate all requests made in any quarter. In the event that we do not have sufficient funds available to redeem all of the shares of our common stock for which redemption requests have been submitted in any quarter, we plan to redeem shares of our common stock on a pro rata basis on the redemption date.

We are not obligated to redeem shares of our common stock under the redemption plan. We will limit the number of shares to be redeemed during any calendar quarter to 5.0% of the weighted average number of shares of our common stock outstanding during the prior calendar quarter, with excess capacity carried over to later quarters in the calendar year. In addition, our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time, including to protect our operations and our non-redeemed stockholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason. Our limits on ownership of our shares also may require us to decline redemption requests that would cause other stockholders to exceed such ownership limits. In addition, in order to comply with certain of the distribution requirements applicable to REITs we will decline to honor any redemption request that we believe is a “dividend equivalent” redemption as discussed in “U.S. Federal Income Tax Considerations—Taxation of Taxable U.S. Stockholders—Redemptions of Common Stock.” Therefore, you may not have the opportunity to make a redemption request prior to any potential termination of our redemption plan.

Please refer to the section entitled “Stockholder Redemption Plan” for more information.

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Risk Factors

An investment in shares of our common stock involves substantial risks. You should carefully consider the following risk factors in addition to the other information contained in this offering circular before purchasing shares. The occurrence of any of the following risks might cause you to lose a significant part of your investment. The risks and uncertainties discussed below are not the only ones we face, but do represent those risks and uncertainties that we believe are most significant to our business, operating results, prospects and financial condition. Some statements in this offering circular, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section entitled “Statements Regarding Forward-Looking Information.”

Risks Related to an Investment in our Company

We have a limited operating history, and the prior performance of our Sponsor or other real estate investment opportunities sponsored by our Sponsor may not predict our future results.

We are a recently formed company and have a limited operating history. You should not assume that our performance will be similar to the past performance of our Sponsor or other real estate investment opportunities sponsored by our Sponsor. Our limited operating history significantly increases the risk and uncertainty you face in making an investment in our shares.

There may not be an active public trading market for our shares of common stock.

Currently our shares of common stock are quoted for trading on the OTCQX under the symbol “BELP.” However, there can be no assurance that an active trading market for our shares of common stock will develop and, if developed, will continue to exist, and you may have difficulty selling your shares. Further, any subsequent sale of shares of our common stock must comply with applicable state and federal securities laws.

Restrictions in our charter and limitations under our stockholder redemption plan may make it more difficult for you to sell your shares and, if you are able to sell your shares, you may have to sell them at a substantial discount to the offering price.

Our charter prohibits the ownership of more than 9.8% by value or number of shares, whichever is more restrictive, of our outstanding shares of common stock, or 9.8% by value or number of shares, whichever is more restrictive, of our outstanding capital stock, unless exempted by our Board of Directors, which may inhibit large investors from desiring to purchase your shares. In addition our charter contains certain restrictions on the beneficial ownership of shares in order to avoid being deemed “plan assets” under Title I of ERISA. See “Description of Capital Stock and Certain Provisions of Maryland Law, our Charter and Bylaws—Restrictions on Ownership of Shares.” Moreover, our stockholder redemption plan includes numerous restrictions that limit your ability to sell your shares to us, and we may amend, suspend, or terminate our stockholder redemption plan. However, in the event that we amend, suspend or terminate our stockholder redemption plan, we will file an offering circular supplement and/or Form 1-U, as appropriate, to disclose such event. We describe the restrictions of our stockholder redemption plan in detail under “Stockholder Redemption Plan.” As a result of the foregoing, it will be difficult for you to sell your shares promptly or at all. If you are able to sell your shares, you may have to sell them at a discount to their offering price. It is also likely that your shares will not be accepted as the primary collateral for a loan. You should purchase our shares only as a long-term investment because of the illiquid nature of the shares.

Investors must make appropriate timely investments and elections in order to take advantage of the benefits of investing in a qualified opportunity fund.

In order to receive the benefits of investing in a qualified opportunity fund, taxpayers must make deferral elections on Form 8949 (Sales and Other Dispositions of Capital Assets), which will need to be attached to their U.S. federal income tax returns for the taxable year in which gain treated as capital gain (short-term or long-term) that result from the sale or exchange of capital assets would have been recognized had it not been deferred. In addition, on January 20, 2020, the U.S. Internal Revenue Service (the “IRS”) released new Form, 8997 (Initial and Annual Statement of Qualified Opportunity Fund QOF Investments) which requires eligible taxpayers holding a qualified opportunity fund investment at any point during the tax year to report: (i) qualified opportunity fund investments holdings at the beginning and end of the tax year; (ii) current tax year capital gains deferred by investing in a qualified opportunity fund; and (iii) qualified opportunity fund investments disposed of during the tax year.

The tax treatment of an investment in our common stock could be subject to potential legislative, judicial or administrative changes or differing interpretations, possibly applied on a retroactive basis.

The present U.S. federal income tax treatment of an investment in our common stock may be modified by administrative, legislative or judicial interpretation at any time. From time to time, members of Congress propose and consider substantive changes to the existing U.S. federal income tax laws that would affect us. Although there are no current legislative or administrative proposals pending with respect to qualified opportunity funds, there can be no assurance that

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there will not be further changes to U.S. federal income tax laws or the Department of Treasury’s or IRS’s interpretation of the qualified opportunity fund rules in a manner that could impact our ability to continue to qualify as a qualified opportunity fund in the future, which could negatively impact the value of an investment in our common stock. Any changes to the U.S. federal tax laws and interpretations thereof may be applied prospectively or retroactively and could make it more difficult or impossible for us to meet the qualified opportunity fund requirements and accordingly adversely affect the tax consequences associated with an investment in our common stock.

If we are unable to find suitable investments, we may not be able to achieve our investment objectives or pay dividends.

Our ability to achieve our investment objectives and to pay dividends depends upon the performance of our Manager in the acquisition of our investments and the ability of our Manager to source investment opportunities for us. If we fail to raise sufficient proceeds from the sale of shares in this offering, we will be unable to make any investments. At the same time, the more money we raise in this offering, the greater our challenge will be to invest all of the net offering proceeds in investments that meet our investment criteria. We cannot assure you that our Manager will be successful in obtaining suitable investments or that, if our Manager makes investments on our behalf, our objectives will be achieved. If we, through our Manager, are unable to find suitable investments promptly, we may hold the proceeds from this offering in an interest-bearing account or invest the proceeds in short-term assets in a manner that is consistent with our qualification as a REIT. If we would continue to be unsuccessful in locating suitable investments, we may ultimately decide to liquidate. In the event we are unable to timely locate suitable investments, we may be unable or limited in our ability to pay dividends and we may not be able to meet our investment objectives.

If we pay dividends from sources other than our cash flow from operations, we will have less funds available for investments and your overall return may be reduced.

Although our distribution policy is to use our cash flow from operations to pay dividends, our charter permits us to pay dividends from any source, including offering proceeds, borrowings and sales of assets. Until the proceeds from this offering are fully invested and from time to time during the operational stage, we may not generate sufficient cash flow from operations to fund dividends. If we pay dividends from financings, the net proceeds from this or future offerings or other sources other than our cash flow from operations, we will have less funds available for investments in real estate properties and other real estate-related assets and the number of real estate properties that we invest in and the overall return to our stockholders may be reduced. If we fund dividends from borrowings, our interest expense and other financing costs, as well as the repayment of such borrowings, will reduce our earnings and cash flow from operations available for distribution in future periods, and accordingly your overall return may be reduced. If we fund dividends from the sale of assets, this will affect our ability to generate cash flows from operations in future periods.

Disruptions in the financial markets or deteriorating economic conditions could adversely impact the commercial real estate market as well as the market for equity-related investments generally, which could hinder our ability to implement our business strategy and generate returns to you.

We intend to acquire a diversified portfolio of qualified opportunity zone investments. We may also invest, to a limited extent, in other real estate-related assets. Economic conditions greatly increase the risks of these investments (see “Risk Factors—Risks Related to Real Estate and Our Investments”). The success of our business is significantly related to general economic conditions and, accordingly, our business could be harmed by an economic slowdown and downturn in real estate asset values, property sales and leasing activities. Periods of economic slowdown or recession, significantly rising interest rates, declining employment levels, decreasing demand for real estate, declining real estate values, or the public perception that any of these events may occur, can negatively impact the value of our holdings. These economic conditions could result in a general decline in acquisition, disposition and leasing activity, as well as a general decline in the value of real estate and in rents, which in turn would reduce revenue from investment management activities. In addition, these conditions could lead to a decline in property sales prices as well as a decline in funds invested in existing commercial real estate assets.

During an economic downturn, it may also take longer for us to dispose of real estate investments or the selling prices may be lower than originally anticipated. As a result, the carrying value of our real estate investments may become impaired and we could record losses as a result of such impairment or we could experience reduced profitability related to declines in real estate values. Further, as a result of our target leverage, our exposure to adverse general economic conditions is heightened. We are unable to predict the likely duration and severity of any disruption in financial markets and adverse economic conditions in the United States and other countries.

All of the conditions described above could adversely impact our business performance and profitability, which could result in our failure to pay dividends to our stockholders and could decrease the value of an investment in us. In addition, in an extreme deterioration of our business, we could have insufficient liquidity to meet our debt service obligations when they come due in future years. If we fail to meet our payment or obligations under any credit or other loan agreements,

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the lenders under any such agreements will be entitled to proceed against the collateral granted to them to secure the debt owed.

We may suffer from delays in locating suitable investments, which could limit our ability to pay dividends and lower the overall return on your investment.

We rely upon our Sponsor and its affiliates’ real estate professionals, including Brandon Lacoff and Martin Lacoff, to identify suitable investments. Our Sponsor and other affiliates of our Sponsor also rely on Brandon Lacoff and Martin Lacoff for investment opportunities. To the extent that our Manager’s real estate and other professionals face competing demands upon their time in instances when we have capital ready for investment, we may face delays in execution.

Additionally, the current market for properties that meet our investment objectives is highly competitive, as is the leasing market for such properties. The more shares we sell in this offering, the greater our challenge will be to invest all of the offering proceeds (after expenses) on attractive terms. Except for our investments that may be described in supplements to this offering circular prior to the date you subscribe for shares of our common stock, you will have no opportunity to evaluate the terms of transactions or other economic or financial data concerning our investments. You must rely entirely on the oversight and management ability of our Manager and the performance of any property manager. We cannot be sure that our Manager will be successful in obtaining suitable investments on financially attractive terms.

We could also suffer from delays in locating suitable investments as a result of our reliance on our Manager at times when its officers, employees, or agents are simultaneously seeking to locate suitable investments for other programs sponsored by our Sponsor, some of which may have investment objectives and employ investment strategies that are similar to ours.

You may be more likely to sustain a loss on your investment because our Sponsor does not have as strong an economic incentive to avoid losses as do sponsors who have made significant equity investments in their companies.

Our Sponsor, Belpointe, LLC, has previously acquired 100 shares of our common stock at a price equal to the initial public offering price in connection with our formation, for net proceeds to us of $10,000. Therefore, our Sponsor will have little exposure to loss in the value of our shares. Without this exposure, our stockholders may be at a greater risk of loss because our Sponsor does not have as much to lose from a decrease in the value of our shares as do those sponsors who make more significant equity investments in their companies.

Because we are limited in the amount of funds we can raise, we will be limited in the number and type of investments we make and the value of your investment in us will fluctuate with the performance of the specific assets we acquire.

This offering is being made on a “best efforts maximum” basis and we may begin to invest net proceeds from this offering immediately. Further, under Regulation A, we are only allowed to raise up to $50,000,000 in any 12-month period (although we may raise capital in other ways). The amount of proceeds we raise in this offering may be substantially less than the amount we would need to achieve a diversified portfolio of investments, even if we are successful in raising the maximum offering amount.

If we are unable to raise substantial funds, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments that we make. In that case, the likelihood that any single asset’s performance would adversely affect our profitability will increase. Your investment in shares of our common stock will be subject to greater risk to the extent that we lack a diversified portfolio of investments. Further, we will have certain fixed operating expenses, including certain expenses as a public reporting company, regardless of whether we are able to raise substantial funds in this offering. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income, reducing our net income and limiting our ability to pay dividends.

Any adverse changes in our Sponsor’s financial health or our relationship with our Manager or its affiliates could hinder our operating performance and the return on your investment.

We have engaged our Manager to manage our operations and our portfolio of commercial real estate investments and other select real estate-related assets. Our Manager has no employees, and relies on a support agreement with our Sponsor to perform services on its behalf for us. Our ability to achieve our investment objectives and to pay dividends is dependent upon the performance of our Sponsor and its affiliates as well as our Sponsor’s real estate professionals in the identification and acquisition of investments, the management of our assets and operation of our day-to-day activities. Any adverse changes in our Sponsor’s financial condition or our relationship with our Manager could hinder our ability to successfully manage our operations and our portfolio of investments.

We may change our targeted investments and investment guidelines without stockholder consent.

Our Manager may change our targeted investments and investment guidelines at any time without the consent of our stockholders, which could result in our making investments that are different from, and possibly riskier than, the investments

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described in this offering circular. A change in our targeted investments or investment guidelines may increase our exposure to interest rate risk, default risk and real estate market fluctuations, all of which could adversely affect the value of shares of our common stock and our ability to pay dividends to you.

The market in which we participate is competitive and, if we do not compete effectively, our operating results could be harmed.

We face competition from various entities for investment opportunities in properties, including other REITs, qualified opportunity funds, pension funds, insurance companies, investment funds and companies, partnerships and developers. In addition to third-party competitors, other programs sponsored by our Manager and its affiliates, especially those with investment strategies that may be similar to ours, may compete with us for investment opportunities.

Many of these entities have greater access to capital to acquire properties than we have. Competition from these entities may reduce the number of suitable investment opportunities offered to us or increase the bargaining power of property owners seeking to sell, thereby increasing the price that we may be required to pay for qualified properties. The lack of available debt on reasonable terms or at all could result in further reduction of suitable investment opportunities and create a competitive advantage for other entities that have greater financial resources that we do. Additional real estate funds, vehicles and REITs with similar investment objectives to ours may be formed in the future by other unrelated parties. This competition may cause us to acquire properties and other investments at higher prices or by using less-than-ideal capital structures, in which case our returns could be lower and the value of our assets may not appreciate or may decrease significantly below the amount we paid for such assets.

We may make a substantial amount of joint venture investments, including with affiliates of our Manager. Joint venture investments could be adversely affected by our lack of sole decision-making authority, our reliance on the financial condition of our joint venture partners and disputes between us and our joint venture partners.

We may co-invest in the future with affiliates of our Manager or third parties in partnerships or other entities that own real estate properties, which we collectively refer to as joint ventures. We likely will acquire non-controlling interests in joint ventures. Even if we have some control in a joint venture, we would not be in a position to exercise sole decision-making authority regarding the joint venture. Investments in joint ventures may, under certain circumstances, involve risks not present were another party not involved, including the possibility that joint venture partners might become bankrupt or fail to fund their required capital contributions. Joint venture partners may have economic or other business interests or goals that are inconsistent with our business interests or goals, and may be in a position to take actions contrary to our policies or objectives. Such investments may also have the potential risk of impasses on decisions, such as a sale, because neither we nor the joint venture partner would have full control over the joint venture. Disputes between us and joint venture partners may result in litigation or arbitration that would increase our expenses and prevent our officers and directors from focusing their time and effort on our business. Consequently, actions by or disputes with joint venture partners might result in subjecting properties owned by the joint venture to additional risk. In addition, we may in certain circumstances be liable for the actions of our joint venture partners.

If we have a right of first refusal to buy out a joint venture partner, we may be unable to finance such a buy-out if it becomes exercisable or we are required to purchase such interest at a time when it would not otherwise be in our best interest to do so. If our interest is subject to a buy/sell right, we may not have sufficient cash, available borrowing capacity or other capital resources to allow us to elect to purchase an interest of a joint venture partner subject to the buy/sell right, in which case we may be forced to sell our interest as the result of the exercise of such right when we would otherwise prefer to keep our interest. If we buy our joint venture partner’s interest, we will have increased exposure in the underlying investment. The price we use to buy our joint venture partner’s interest or sell our interest is typically determined by negotiations between us and our joint venture partner and there is no assurance that such price will be representative of the value of the underlying property or equal to our then-current valuation of our interest in the joint venture that is used to calculate our NAV. Finally, we may not be able to sell our interest in a joint venture if we desire to exit the venture for any reason or if our interest is likewise subject to a right of first refusal of our joint venture partner, our ability to sell such interest may be adversely impacted by such right. Joint ownership arrangements with Blackstone affiliates may also entail further conflicts of interest.

Some additional risks and conflicts related to our joint venture investments (including joint venture investments with affiliates of our Manager) include:

•	the joint venture partner may have economic or other interests that are inconsistent with our interests, including interests relating to the financing, management, operation, leasing or sale of the assets purchased by such joint venture;
•	tax, Investment Company Act and other regulatory requirements applicable to the joint venture partner may cause it to want to take actions contrary to our interests;
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•	the joint venture partner may have joint control of the joint venture even in cases where its economic stake in the joint venture is significantly less than ours;
•	under the joint venture arrangement, neither we nor the joint venture partner will be in a position to unilaterally control the joint venture, and deadlocks may occur. Such deadlocks could adversely impact the operations and profitability of the joint venture, including as a result of the inability of the joint venture to act quickly in connection with a potential acquisition or disposition. In addition, depending on the governance structure of such joint venture partner, decisions of such vehicle may be subject to approval by individuals who are independent of us;
•	under the joint venture arrangement, we and the joint venture partner may have a buy/sell right and, as a result of an impasse that triggers the exercise of such right, we may be forced to sell our investment in the joint venture, or buy the joint venture partner’s share of the joint venture at a time when it would not otherwise be in our best interest to do so; and
•	our participation in investments in which a joint venture partner participates will be less than what our participation would have been had such other vehicle not participated, and because there may be no limit on the amount of capital that such joint venture partner can raise, the degree of our participation in such investments may decrease over time.

Furthermore, we may have conflicting fiduciary obligations if we acquire properties with our affiliates or other related entities; as a result, in any such transaction we may not have the benefit of arm’s-length negotiations of the type normally conducted between unrelated parties.

If our Sponsor fails to retain its key personnel, we may not be able to achieve our anticipated level of growth and our business could suffer.

Our future depends, in part, on our Sponsor’s ability to attract and retain key personnel. Our future also depends on the continued contributions of the executive officers and other key personnel of our Manager, each of whom would be difficult to replace. In particular, each of Brandon Lacoff and Martin Lacoff is critical to the management of our business and operations and the development of our strategic direction. The loss of the services of Brandon Lacoff, Martin Lacoff or other executive officers or key personnel of our Manager and the process to replace any of our Sponsor’s key personnel would involve significant time and expense and may significantly delay or prevent the achievement of our business objectives.

The management agreement with our Manager was not negotiated with an unaffiliated third party on an arm’s length basis and may not be as favorable to us as if it had been negotiated with an unaffiliated third party.

We have no employees and will rely heavily on our Manager to provide us with all necessary services. Certain of our executive officers also serve as officers of our Manager. Our management agreement with our Manager was negotiated between related parties and its terms, including fees payable, may not be as favorable to us as if it had been negotiated with an unaffiliated third party.

We will pay our Manager a management fee regardless of the performance of our investments. Our Manager’s entitlement to a management fee, which is not based upon performance metrics or goals, might reduce its incentive to devote its time and effort to seeking investments that provide attractive risk-adjusted returns for our portfolio. This in turn could hurt both our ability to pay dividends to our stockholders and the market price of our common stock.

Terminating the management agreement for unsatisfactory performance of our Manager or electing not to renew the management agreement may be difficult.

Termination of the management agreement with our Manager without cause is difficult and costly. During the initial five-year term of the management agreement, we may not terminate the management agreement except for cause. Our Independent Committee will review our Manager’s performance and, following the initial five-year term, the management agreement will be automatically renewed annually for an additional one-year term unless the agreement is terminated upon the affirmative vote of the Independent Committee based upon our Manager’s unsatisfactory performance that is materially detrimental to us. Our Manager will be provided 180 days’ prior notice of any such termination.

Our Board of Directors will approve very broad investment guidelines for our Manager and will not approve each investment and financing decision made by our Manager unless required by our investment guidelines.

Our Manager will be authorized to follow very broad investment guidelines. Our Board of Directors will periodically review our investment guidelines and our investment portfolio but will not, and will not be required to, review all of our proposed investments. In addition, in conducting periodic reviews, our Board of Directors may rely primarily on information provided to them by our Manager. Furthermore, our Manager may use complex strategies, and transactions entered into by our Manager may be costly, difficult or impossible to unwind by the time they are reviewed by our Board of

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Directors. Our Manager will have great latitude within the broad parameters of our investment guidelines in determining the types and amounts of target assets it may decide are attractive investments for us, which could result in investment returns that are substantially below expectations or that result in losses, which would materially and adversely affect our business operations and results. Further, decisions made and investments and financing arrangements entered into by our Manager may not fully reflect the best interests of our stockholders.

We will have no recourse to our Sponsor if it does not fulfill its obligations under the support agreement, and our recourse against our Manager if it does not fulfill its obligations under the management agreement will be limited to our termination of the management agreement.

Our Manager has no employees or separate facilities. As a result, our Manager has entered into a support agreement with our Sponsor pursuant to which our Sponsor will provide our Manager with the personnel, services and resources necessary for our Manager to perform its obligations and responsibilities under the management agreement in exchange for certain amounts payable by our Manager. Because we are not a party to the support agreement, we will not have any recourse to our Sponsor if it does not fulfill its obligations under the support agreement, or if our sponsor and our Manager choose to amend or terminate the support agreement. Also, our Manager only has limited assets and our recourse against our Manager if it does not fulfill its obligations under the management agreement will likely be limited to our termination of the management agreement.

Our Manager’s liability is limited under the management agreement, and we have agreed to indemnify our Manager against certain liabilities. As a result, we could experience poor performance or losses for which our Manager would not be liable.

Pursuant to the management agreement, our Manager will not assume any responsibility other than to render the services called for thereunder and will not be responsible for any action of our Board of Directors in following or declining to follow its advice or recommendations. Under the terms of the management agreement, our Manager, its officers, members, managers, directors, personnel, any person controlling or controlled by our Manager and any person providing services to our Manager will not be liable to us, any subsidiary of ours, our stockholders or partners or any subsidiary’s stockholders or partners for acts or omissions performed in accordance with and pursuant to the management agreement, except by reason of acts constituting bad faith, willful misconduct, gross negligence, or reckless disregard of their duties under the management agreement pursuant to a final unappealable judgment. In addition, we will agree to indemnify our Manager, its officers, stockholders, members, managers, directors, personnel, any person controlling or controlled by our Manager and any person providing services to our Manager with respect to all expenses, losses, damages, liabilities, demands, charges and claims arising from acts of our Manager that do not stem from a final unappealable judgment of bad faith, willful misconduct, gross negligence, or reckless disregard of duties that are performed in good faith in accordance with and pursuant to the management agreement.

Our Manager and its affiliates have no experience managing a portfolio of assets in the manner necessary to maintain our qualification as a REIT or our exclusion or an exemption under the Investment Company Act.

In order to maintain our qualification as a REIT and our exclusion or an exemption from registration under the Investment Company Act, the assets in our portfolio are subject to certain restrictions that limit our operations meaningfully. The REIT rules and regulations are highly technical and complex, and the failure to comply with the income, asset, organizational and ownership tests, dividend requirements and other limitations imposed by these rules and regulations could prevent us from qualifying as a REIT or could force us to pay unexpected taxes and penalties. Our Manager and its affiliates have no experience managing a portfolio in the manner necessary to maintain our qualification as a REIT and our exclusion or an exemption from registration under the Investment Company Act. The inexperience of our Manager and its affiliates described above may hinder its ability to achieve our objectives or result in loss of our qualification as a REIT or payment of taxes and penalties. As a result, we cannot assure you that we will be able to successfully operate as a REIT, comply with regulatory requirements applicable to REITs, maintain our exclusion or an exemption under the Investment Company Act, or execute our business strategies.

Risks Related to Real Estate and Our Investments

Our commercial real estate and real estate-related assets will be subject to the risks typically associated with real estate.

Our commercial real estate and real estate-related assets will be subject to the risks typically associated with real estate. The value of real estate may be adversely affected by a number of risks, including:

•	failure to obtain the requisite government approvals for the development or renovation of our investments for a particular use or improvements;
•	natural disasters such as hurricanes, earthquakes and floods;
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•	acts of war or terrorism, including the consequences of terrorist attacks, such as those that occurred on September 11, 2001 or those that have been carried out or inspired by ISIS and other radical terrorist groups;
•	adverse changes in national and local economic and real estate conditions;
•	an oversupply of (or a reduction in demand for) space in the areas where particular properties are located and the attractiveness of particular properties to prospective tenants;
•	changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance therewith and the potential for liability under applicable laws;
•	costs of remediation and liabilities associated with environmental, ADA and other physical conditions affecting properties; and
•	the potential for uninsured or underinsured property losses.

The value of each property is affected significantly by its ability to generate cash flow and net income, which in turn depends on the amount of rental or other income that can be generated net of expenses required to be incurred with respect to the property. Many expenditures associated with properties (such as operating expenses and capital expenditures) cannot be reduced when there is a reduction in income from the properties.

These factors may have a material adverse effect on the value that we can realize from our assets.

Our Manager’s due diligence may not reveal all factors or risks affecting a property.

There can be no assurance that our Manager’s due diligence processes will uncover all relevant facts that would be material to an investment decision. Before making an investment, our Manager will assess the strength of the underlying properties and any other factors that it believes are material to the performance of the investment. In making the assessment and otherwise conducting customary due diligence, our Manager will rely on the resources available to it and, in some cases, investigations by third parties.

The actual rents we receive for the properties in our portfolio may be less than estimated market rents, and we may experience a decline in realized rental rates from time to time, which could adversely affect our financial condition, results of operations and cash flow.

As a result of potential factors, including competitive pricing pressure in our markets, a general economic downturn and the desirability of our properties compared to other properties in our markets, we may be unable to realize our estimated market rents across the properties in our portfolio. In addition, depending on market rental rates at any given time as compared to expiring leases on properties in our portfolio, from time to time rental rates for expiring leases may be higher than starting rental rates for new leases. If we are unable to obtain sufficient rental rates across our portfolio, then our ability to generate cash flow growth will be negatively impacted.

Properties that have significant vacancies could be difficult to sell, which could diminish the return on these properties.

A property may incur vacancies either by the expiration of tenant leases or the continued default of tenants under their leases. If vacancies continue for a long period of time, we may suffer reduced revenues resulting in less cash available for distribution to our stockholders. In addition, the resale value of the property could be diminished because the market value of our properties will depend principally upon the value of the cash flow generated by the leases associated with that property. Such a reduction in the resale value of a property could also reduce the value of our stockholders’ investment.

Further, a decline in general economic conditions in the markets in which our investments are located or in the U.S. generally could lead to an increase in tenant defaults, lower rental rates and less demand for commercial real estate space in those markets. As a result of these trends, we may be more inclined to provide leasing incentives to our tenants in order to compete in a more competitive leasing environment. Such trends may result in reduced revenue and lower resale value of properties, which may reduce your return.

We may enter into long-term leases with tenants in certain properties, which may not result in fair market rental rates over time.

We may enter into long-term leases with tenants of certain of our properties, or include renewal options that specify a maximum rate increase. These leases often provide for rent to increase over time; however, if we do not accurately judge the potential for increases in market rental rates, we may set the terms of these long-term leases at levels such that, even after contractual rent increases, the rent under our long-term leases is less than then-current market rates. Further, we may have no ability to terminate those leases or to adjust the rent to then-prevailing market rates. As a result, our cash available for distribution could be lower than if we did not enter into long-term leases.

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Certain properties that we acquire may not have efficient alternative uses and we may have difficulty leasing them to new tenants and/or have to make significant capital expenditures to get them to do so.

Certain of our properties may be difficult to lease to new tenants, should the current tenant terminate or choose not to renew its lease. These properties generally have received significant tenant-specific improvements and only very specific tenants may be able to use such improvements, making the properties very difficult to re-lease in their current condition. Additionally, an interested tenant may demand that, as a condition of executing a lease for the property, we finance and construct significant improvements so that the tenant could use the property. This expense may decrease cash available for distribution, as we likely would have to (i) pay for the improvements up-front or (ii) finance the improvements at potentially unattractive terms.

We depend on tenants for our revenue, and lease defaults or terminations could reduce our net income and limit our ability to pay dividends to our stockholders.

The success of our investments materially depends on the financial stability of our tenants. A default or termination by a tenant on its lease payments to us would cause us to lose the revenue associated with such lease and require us to find an alternative source of revenue to meet mortgage payments and prevent a foreclosure, if the property is subject to a mortgage. In the event of a tenant default or bankruptcy, we may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment and re-leasing our property. If a tenant defaults on or terminates a lease, we may be unable to lease the property for the rent previously received or sell the property without incurring a loss. These events could cause us to reduce the amount of dividends to you.

We expect to acquire primarily qualified opportunity zone investments, with a focus on markets with favorable risk-return characteristics. If our investments in these geographic areas experience adverse economic conditions, our investments may lose value and we may experience losses.

We expect to use substantially all of the net proceeds from this offering to acquire a diversified portfolio of qualified opportunity zone investments with a focus on markets where we feel that the risk-return characteristics are favorable. These investments will carry the risks associated with certain markets where we end up acquiring properties. As a result, we may experience losses as a result of being overly concentrated in certain geographic areas. A worsening of economic conditions in U.S. markets and, in particular, the markets where we end up acquiring properties, could have an adverse effect on our business and could impair the value of our collateral.

If any of our significant tenants were adversely affected by a material business downturn or were to become bankrupt or insolvent, our results of operations could be adversely affected.

General and regional economic conditions may adversely affect our major tenants and potential tenants in our markets. Our major tenants may experience a material business downturn, which could potentially result in a failure to make timely rental payments and/or a default under their leases. In many cases, through tenant improvement allowances and other concessions, we will have made substantial up front investments in the applicable leases that we may not be able to recover. In the event of a tenant default, we may experience delays in enforcing our rights and may also incur substantial costs to protect our investments.

The bankruptcy or insolvency of a major tenant or lease guarantor may adversely affect the income produced by our properties and may delay our efforts to collect past due balances under the relevant leases and could ultimately preclude collection of these sums altogether. If a lease is rejected by a tenant in bankruptcy, we would have only a general unsecured claim for damages that is limited in amount and which may only be paid to the extent that funds are available and in the same percentage as is paid to all other holders of unsecured claims.

If any of our significant tenants were to become bankrupt or insolvent, suffer a downturn in their business, default under their leases, fail to renew their leases or renew on terms less favorable to us than their current terms, our results of operations and cash flow could be adversely affected.

Actions of any joint venture partners that we may have in the future could reduce the returns on joint venture investments and decrease our stockholders’ overall return.

We may enter into joint ventures to acquire properties and other assets. We may also purchase and develop properties in joint ventures or in partnerships, co-tenancies or other co-ownership arrangements. Such investments may involve risks not otherwise present with other methods of investment, including, for example, the following risks:

•	that our co-venturer, co-tenant or partner in an investment could become insolvent or bankrupt;
•	that such co-venturer, co-tenant or partner may at any time have economic or business interests or goals that are or that become inconsistent with our business interests or goals;
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•	that such co-venturer, co-tenant or partner may be delegated certain “day-to-day” property operating procedures;
•	that such co-venturer, co-tenant or partner may be in a position to take action contrary to our instructions or requests or contrary to our policies or objectives; or
•	that disputes between us and our co-venturer, co-tenant or partner may result in litigation or arbitration that would increase our expenses and prevent our officers and directors from focusing their time and effort on our operations.

Any of the above might subject a property to liabilities in excess of those contemplated and thus reduce our returns on that investment and the value of your investment.

Costs imposed pursuant to governmental laws and regulations may reduce our net income and the cash available for dividends to our stockholders.

Real property and the operations conducted on real property are subject to federal, state and local laws and regulations relating to protection of the environment and human health. We could be subject to liability in the form of fines, penalties or damages for noncompliance with these laws and regulations. These laws and regulations generally govern wastewater discharges, air emissions, the operation and removal of underground and above-ground storage tanks, the use, storage, treatment, transportation and disposal of solid and hazardous materials, the remediation of contamination associated with the release or disposal of solid and hazardous materials, the presence of toxic building materials and other health and safety-related concerns.

Some of these laws and regulations may impose joint and several liability on the tenants, owners or operators of real property for the costs to investigate or remediate contaminated properties, regardless of fault, whether the contamination occurred prior to purchase, or whether the acts causing the contamination were legal. Activities of our tenants, the condition of properties at the time we buy them, operations in the vicinity of our properties, such as the presence of underground storage tanks, or activities of unrelated third parties may affect our properties.

The presence of hazardous substances, or the failure to properly manage, insure, bond over, or remediate these substances, may hinder our ability to sell, rent or pledge such property as collateral for future borrowings. Any material expenditures, fines, penalties or damages we must pay will reduce our ability to pay dividends and may reduce the value of your investment.

The costs of defending against claims of environmental liability, of complying with environmental regulatory requirements, of remediating any contaminated property or of paying personal injury or other damage claims could reduce the amounts available for distribution to our stockholders.

Under various federal, state and local environmental laws, ordinances and regulations, a current or previous real property owner or operator may be liable for the cost of removing or remediating hazardous or toxic substances on, under or in such property. These costs could be substantial. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Environmental laws also may impose liens on property or restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures or prevent us from entering into leases with prospective tenants that may be impacted by such laws. Environmental laws provide for sanctions for noncompliance and may be enforced by governmental agencies or, in certain circumstances, by private parties. Certain environmental laws and common law principles could be used to impose liability for the release of and exposure to hazardous substances, including asbestos-containing materials and lead-based paint. Third parties may seek recovery from real property owners or operators for personal injury or property damage associated with exposure to released hazardous substances and governments may seek recovery for natural resource damage. The costs of defending against claims of environmental liability, of complying with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury, property damage or natural resource damage claims could reduce the amounts available for distribution to you.

We expect that all of our properties will be subject to Phase I environmental assessments at the time they are acquired; however, such assessments may not provide complete environmental histories due, for example, to limited available information about prior operations at the properties or other gaps in information at the time we acquire the property. A Phase I environmental assessment is an initial environmental investigation to identify potential environmental liabilities associated with the current and past uses of a given property. If any of our properties were found to contain hazardous or toxic substances after our acquisition, the value of our investment could decrease below the amount paid for such investment.

Costs associated with complying with the Americans with Disabilities Act may decrease cash available for dividends.

Our properties may be subject to the Americans with Disabilities Act of 1990, as amended, or the ADA. Under the ADA, all places of public accommodation are required to comply with federal requirements related to access and use by

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disabled persons. The ADA has separate compliance requirements for “public accommodations” and “commercial facilities” that generally require that buildings and services be made accessible and available to people with disabilities. The ADA’s requirements could require removal of access barriers and could result in the imposition of injunctive relief, monetary penalties or, in some cases, an award of damages. Any funds used for ADA compliance will reduce our net income and the amount of cash available for dividends to you.

Uninsured losses relating to real property or excessively expensive premiums for insurance coverage could reduce our cash flows and the return on our stockholders’ investment.

There are types of losses, generally catastrophic in nature, such as losses due to wars, acts of terrorism, earthquakes, floods, hurricanes, pollution or environmental matters, that are uninsurable or not economically insurable, or may be insured subject to limitations, such as large deductibles or co-payments. Insurance risks associated with potential acts of terrorism could sharply increase the premiums we pay for coverage against property and casualty claims. Additionally, mortgage lenders in some cases insist that commercial property owners purchase coverage against terrorism as a condition for providing mortgage loans. Such insurance policies may not be available at reasonable costs, if at all, which could inhibit our ability to finance or refinance our properties. In such instances, we may be required to provide other financial support, either through financial assurances or self-insurance, to cover potential losses. We may not have adequate coverage for such losses. If any of our properties incurs a casualty loss that is not fully insured, the value of our assets will be reduced by any such uninsured or under insured loss, which may reduce the value of your investment. In addition, other than any working capital reserve or other reserves we may establish, we have no source of funding to repair or reconstruct any uninsured or under insured property. Also, to the extent we must pay unexpectedly large amounts for insurance, we could suffer reduced earnings that would result in lower dividends to you.

Hedging against interest rate exposure may adversely affect our earnings, limit our gains or result in losses, which could adversely affect cash available for distribution to our stockholders.

We may enter into interest rate swap agreements or pursue other interest rate hedging strategies. Our hedging activity will vary in scope based on the level of interest rates, the type and expected duration of portfolio investments held, and other changing market conditions. Interest rate hedging may fail to protect or could adversely affect us because, among other things:

•	interest rate hedging can be expensive, particularly during periods of rising and volatile interest rates;
•	available interest rate hedging may not correspond directly with the interest rate risk for which protection is sought;
•	the duration of the hedge may not match the duration of the related liability or asset;
•	our hedging opportunities may be limited by the treatment of income from hedging transactions under the rules determining REIT qualification;
•	the credit quality of the party owing money on the hedge may be downgraded to such an extent that it impairs our ability to sell or assign our side of the hedging transaction;
•	the party owing money in the hedging transaction may default on its obligation to pay; and
•	we may purchase a hedge that turns out not to be necessary, i.e., a hedge that is out of the money.

Any hedging activity we engage in may adversely affect our earnings, which could adversely affect cash available for distribution to our stockholders. Therefore, while we may enter into such transactions to seek to reduce interest rate risks, unanticipated changes in interest rates may result in poorer overall investment performance than if we had not engaged in any such hedging transactions. In addition, the degree of correlation between price movements of the instruments used in a hedging strategy and price movements in the portfolio positions being hedged or liabilities being hedged may vary materially. Moreover, for a variety of reasons, we may not seek to establish a perfect correlation between such hedging instruments and the portfolio holdings being hedged. Any such imperfect correlation may prevent us from achieving the intended hedge and expose us to risk of loss.

Complying with REIT requirements may limit our ability to hedge effectively.

The REIT provisions of the Code may limit our ability to hedge our assets and operations. Under these provisions, any income that we generate from transactions intended to hedge our interest rate, inflation and/or currency risks will be excluded from gross income for purposes of the REIT 75% and 95% gross income tests if the instrument hedges (1) interest rate risk on liabilities incurred to carry or acquire real estate, (2) risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the REIT 75% or 95% gross income tests or (3) certain other offsetting positions, and such instrument is properly identified under applicable Treasury Regulations. Income from hedging

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transactions that do not meet these requirements will generally constitute nonqualifying income for purposes of both the REIT 75% and 95% gross income tests. As a result of these rules, we may have to limit our use of hedging techniques that might otherwise be advantageous, which could result in greater risks associated with interest rate or other changes than we would otherwise incur.

Many of our investments are illiquid and we may not be able to vary our portfolio in response to changes in economic and other conditions.

Many factors that are beyond our control affect the real estate market and could affect our ability to sell properties and other investments for the price, on the terms or within the time frame that we desire. These factors include general economic conditions, the availability of financing, interest rates and other factors, including supply and demand. Because real estate investments are relatively illiquid, we have a limited ability to vary our portfolio in response to changes in economic or other conditions. Further, before we can sell a property on the terms we want, it may be necessary to expend funds to correct defects or to make improvements. However, we can give no assurance that we will have the funds available to correct such defects or to make such improvements. As a result, we expect many of our investments will be illiquid, and if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we have previously recorded our investments and our ability to vary our portfolio in response to changes in economic and other conditions may be relatively limited, which could adversely affect our results of operations and financial condition.

Declines in the market values of our investments may adversely affect periodic reported results of operations and credit availability, which may reduce earnings and, in turn, cash available for distribution to our stockholders.

Some of our assets will be classified for accounting purposes as “available-for-sale.” These investments are carried at estimated fair value and temporary changes in the market values of those assets will be directly charged or credited to stockholders’ equity without impacting net income on the income statement. Moreover, if we determine that a decline in the estimated fair value of an available-for-sale security falls below its amortized value and is not temporary, we will recognize a loss on that security on the income statement, which will reduce our earnings in the period recognized.

A decline in the market value of our assets may adversely affect us particularly in instances where we have borrowed money based on the market value of those assets. If the market value of those assets declines, the lender may require us to post additional collateral to support the loan. If we were unable to post the additional collateral, we may have to sell assets at a time when we might not otherwise choose to do so. A reduction in credit available may reduce our earnings and, in turn, cash available for distribution to stockholders.

Further, credit facility providers may require us to maintain a certain amount of cash reserves or to set aside unlevered assets sufficient to maintain a specified liquidity position, which would allow us to satisfy our collateral obligations. As a result, we may not be able to leverage our assets as fully as we would choose, which could reduce our return on equity. In the event that we are unable to meet these contractual obligations, our financial condition could deteriorate rapidly.

Market values of our investments may decline for a number of reasons, such as changes in prevailing market capitalization rates, increases in market vacancy, or decreases in market rents.

If we sell a property by providing financing to the purchaser, we will bear the risk of default by the purchaser, which could delay or reduce the dividends available to our stockholders.

If we decide to sell any of our properties, we intend to use our best efforts to sell them for cash; however, in some instances, we may sell our properties by providing financing to purchasers. When we provide financing to a purchaser, we will bear the risk that the purchaser may default, which could reduce our cash dividends to stockholders. Even in the absence of a purchaser default, the distribution of the proceeds of the sale to our stockholders, or the reinvestment of the proceeds in other assets, will be delayed until the promissory note or other property we may accept upon a sale are actually paid, sold, refinanced or otherwise disposed.

Risks Related to this Offering and Our Corporate Structure

The ownership limits that apply to REITs, as prescribed by the Code and by our charter, limits the number of shares a person may own, which may inhibit market activity in shares of our common stock and restrict our business combination opportunities.

In order for us to qualify as a REIT, not more than 50% in value of our outstanding shares of stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) at any time during the last half of each taxable year after the first year for which we elect to qualify as a REIT. Additionally, at least 100 persons must beneficially own our stock during at least 335 days of a taxable year (other than the first taxable year for which we elect to be taxed as a REIT). Our charter, with certain exceptions, authorizes our directors to take such actions as are necessary and desirable to preserve our qualification as a REIT. To help us comply with the REIT ownership requirements of the Code, our

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charter prohibits a person from directly, beneficially or constructively owning more than 9.8% by value or number of shares, whichever is more restrictive, of our outstanding shares of common stock, or 9.8% by value or number of shares, whichever is more restrictive, of our outstanding capital stock, unless exempted by our Board of Directors. These 9.8% ownership limitations will apply as of the first date of the second taxable year for which we elect to be treated as a REIT. However, our charter will also prohibit any actual, beneficial or constructive ownership of our shares that causes us to fail to qualify as a REIT (including any ownership that would result in any of our income that would otherwise qualify as “rents from real property” for purposes of the REIT rules to fail to qualify as such) and such ownership limitation shall not be waived. In addition, our charter will prohibit a person from owning actually or constructively shares of our outstanding capital stock if such ownership would result in any of our income that would otherwise qualify as “rents from real property” for purposes of the REIT rules to fail to qualify as such. Our Board of Directors may, in its sole discretion, subject to such conditions as it may determine and the receipt of certain representations and undertakings, prospectively or retroactively, waive the 9.8% ownership limits or establish a different limit on ownership, or excepted holder limit, for a particular stockholder if the stockholder’s ownership in excess of the ownership limit would not result in our being “closely held” under Section 856(h) of the Code or otherwise failing to qualify as a REIT. These restrictions may have the effect of delaying, deferring, or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of our assets) that might provide a premium price for holders of our common stock or otherwise be in the best interest of our stockholders.

Our charter permits our Board of Directors to issue stock with terms that may subordinate the rights of our common stockholders or discourage a third party from acquiring us in a manner that could result in a premium price to our stockholders.

Our Board of Directors may classify or reclassify any unissued common stock or preferred stock and establish the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends and other dividends, qualifications and terms or conditions of redemption of any such stock. Thus, our Board of Directors could authorize the issuance of preferred stock with priority as to dividends and amounts payable upon liquidation over the rights of the holders of our common stock. Such preferred stock could also have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of our assets) that might provide a premium price to holders of our common stock. In connection with the foregoing, following completion of this offering, to the extent necessary to assist us in obtaining a sufficient number of stockholders to meet certain of the qualification requirements for taxation as a REIT under the Code, we may undertake to issue and sell up to approximately 125 shares of a new series of preferred stock in a private placement to up to approximately 125 investors who qualify as “accredited investors” (as that term is defined in Rule 501(a) of Regulation D under the Securities Act). The preferred stock is expected to be perpetual, pay an annual market dividend for securities of this type and be redeemable by us at a premium to the aggregate liquidation value. For example, if we issue 125 shares of preferred stock with a liquidation price of $1,000 per share and an annual dividend of 12.5%, we would raise additional capital of $125,000 and be required to be pay or set aside for payment, in the aggregate, approximately $15,625 annually, before any distributions on shares of our common stock could be made.

Rapid changes in the values of our assets may make it more difficult for us to maintain our qualification as a REIT or our exception from the definition of an investment company under the Investment Company Act.

If the market value or income potential of our qualifying real estate assets changes as compared to the market value or income potential of our non-qualifying assets, or if the market value or income potential of our assets that are considered “real estate-related assets” under the Investment Company Act or REIT qualification tests changes as compared to the market value or income potential of our assets that are not considered “real estate-related assets” under the Investment Company Act or REIT qualification tests, whether as a result of increased interest rates, prepayment rates or other factors, we may need to modify our investment portfolio in order to maintain our REIT qualification or exception from the definition of an investment company. If the decline in asset values or income occurs quickly, this may be especially difficult, if not impossible, to accomplish. This difficulty may be exacerbated by the illiquid nature of many of the assets that we may own. We may have to make investment decisions that we otherwise would not make absent REIT and Investment Company Act considerations.

Our stockholders will have limited voting rights and will not have control over changes in our policies and operations, which increases the uncertainty and risks our stockholders face.

Our Manager and/or our Board of Directors determines our major policies, including our policies regarding financing, growth, debt capitalization, REIT qualification and dividends. Our Manager and/or our Board of Directors may amend or revise these and other policies without a vote of the stockholders. Under Maryland General Corporation Law and our charter, our stockholders have a right to vote only on limited matters. Our Manager’s and/or our Board of Directors’ broad discretion in setting policies and our stockholders’ inability to exert control over those policies increases the uncertainty and risks our stockholders face.

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Our stockholders may not be able to sell their shares under our stockholder redemption plan and, if our stockholders are able to sell their shares under the redemption plan, they may not be able to recover the amount of their investment in our shares.

Our stockholder redemption plan includes numerous restrictions that limit your ability to sell your shares. You must hold your shares for at least one year in order to participate in the stockholder redemption plan, except for redemptions sought upon a stockholder’s death or complete disability (as defined in the redemption plan). We limit the number of shares redeemed pursuant to the stockholder redemption plan in any calendar year to 5.0% of the weighted average number of shares outstanding during the prior calendar year (or 1.25% per quarter, with excess capacity carried over to later quarters in the calendar year). We will not redeem shares if our Board of Directors determines, in its sole discretion, that the redemption price determined in accordance with the terms of the stockholder redemption plan exceeds the then current fair market value of the shares to be redeemed. Further, we have no obligation to redeem shares if the redemption would violate the restrictions on dividends under Maryland law, which prohibits dividends that would cause a corporation to fail to meet statutory tests of solvency. These limits may prevent us from accommodating all redemption requests made in any year.

Our Board of Directors may amend, suspend or terminate our stockholder redemption plan at any time without prior notice, including to protect our operations and our non-redeemed stockholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason. Our limits on ownership of our shares also may require us to decline redemption requests that would cause other stockholders to exceed such ownership limits. In addition, in order to comply with certain of the distribution requirements applicable to REITs we will decline to honor any redemption request that we believe is a “dividend equivalent” redemption as discussed in “U.S. Federal Income Tax Considerations—Taxation of Taxable U.S. Stockholders—Redemption or Repurchase by Us.” However, in the event that we amend, suspend or terminate our redemption plan, we will file an offering circular supplement and/or Form 1-U, as appropriate, to disclose such amendment. See “Stockholder Redemption Plan” for more information about the redemption plan. The restrictions of our stockholder redemption plan will severely limit your ability to sell your shares should you require liquidity and limit your ability to recover the value you invest in our common stock.

The offering price of our shares was not established in reliance on a valuation of our assets and liabilities; the actual value of your investment may be substantially less than what you pay.

We established the offering price of our shares on an arbitrary basis. The selling price of our shares bears no relationship to our book or asset values or to any other established criteria for valuing shares. The per share purchase price will be adjusted every fiscal quarter as of January 1st, April 1st, July 1st and October 1st of each year (or as soon as commercially reasonable and announced by us thereafter) and will equal our net asset value, or NAV, divided by the number of shares of our common stock outstanding as of the end of the prior fiscal quarter on a fully diluted basis (NAV per share).

Our NAV per share will be calculated by our Manager, and approved by our Board of Directors at the end of each fiscal quarter on a fully diluted basis using a process that reflects several components, including (1) estimated values of each of our commercial real estate assets and investments, including related liabilities, based upon (a) market capitalization rates, comparable sales information, interest rates, net operating income, and (b) in certain instances individual appraisal reports of the underlying real estate provided by an independent valuation expert, (2) the price of liquid assets for which third party market quotes are available, (3) accruals of our periodic dividends and (4) estimated accruals of our operating revenues and expenses. In instances where we determine that an independent appraisal of the real estate asset is necessary, including, but not limited to, instances where our Manager is unsure of its ability on its own to accurately determine the estimated values of our commercial real estate assets and investments, or instances where third party market values for comparable properties are either nonexistent or extremely inconsistent, we may engage an appraiser that has expertise in appraising commercial real estate assets, to act as our independent valuation expert. The independent valuation expert will not be responsible for, or prepare, our NAV per share. However, we may hire a third party to calculate, or assist with calculating, the NAV calculation. The use of different judgments or assumptions would likely result in different estimates of the value of our real estate assets. Moreover, although we evaluate and provide our NAV per share on a quarterly basis, our NAV per share may fluctuate daily, so that the NAV per share in effect for any fiscal quarter may not reflect the precise amount that might be paid for your shares in a market transaction. Further, our published NAV per share may not fully reflect certain material events to the extent that they are not known or their financial impact on our portfolio is not immediately quantifiable. Any resulting potential disparity in our NAV per share may be in favor of either stockholders who redeem their shares, or stockholders who buy new shares, or existing stockholders. Note, in addition, that the determination of our NAV is not based on, nor intended to comply with, fair value standards under GAAP and our NAV may not be indicative of the price that we would receive for our assets at current market conditions. See “Plan of Operation—Valuation Policies.”

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Our stockholders’ interest in us will be diluted if we issue additional shares, which could reduce the overall value of their investment.

Potential investors in this offering will not have preemptive rights to any shares we issue in the future. Our charter authorizes us to issue 1,000,000,000 shares of capital stock, of which 900,000,000 shares are designated as common stock and 100,000,000 shares are designated as preferred stock. We may only issue up to $50,000,000 in shares of common stock pursuant to this offering in any 12-month period (although we may raise capital in other ways). Our Board of Directors may increase the number of authorized shares of capital stock without stockholder approval. After your purchase in this offering, our Board of Directors may elect to (i) sell additional shares in this or future offerings; (ii) issue equity interests in private offerings; or (iii) otherwise issue additional shares of our capital stock. To the extent we issue additional equity interests after your purchase in this offering your percentage ownership interest in us would be diluted. In addition, depending upon the terms and pricing of any additional offerings, the use of the proceeds and the value of our real estate investments, you may also experience dilution in the book value and fair value of your shares and in the earnings and dividends per share.

Although we will not currently be afforded the protection of the Maryland General Corporation Law relating to deterring or defending hostile takeovers, our Board of Directors could opt into these provisions of Maryland law in the future, which may discourage others from trying to acquire control of us and may prevent our stockholders from receiving a premium price for their shares in connection with a business combination.

Under Maryland law, “business combinations” between a Maryland corporation and certain interested stockholders or affiliates of interested stockholders are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. Also under Maryland law, control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquirer, an officer of the corporation, or an employee of the corporation who is also a director of the corporation are excluded from the vote on whether to accord voting rights to the control shares. Should our Board of Directors opt into these provisions of Maryland law, it may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer. Similarly, provisions of Title 3, Subtitle 8 of the Maryland General Corporation Law could provide similar anti-takeover protection. For more information about the business combination, control share acquisition and Subtitle 8 provisions of Maryland law, see “Description of Capital Stock and Certain Provisions of Maryland Law, Our Charter and Bylaws —Business Combinations” and “Description of Capital Stock and Certain Provisions of Maryland Law, Our Charter and Bylaws —Control Share Acquisitions.”

Our charter includes an anti-takeover provision that may discourage a stockholder from launching a tender offer for our shares.

Our charter provides that any tender offer made by a stockholder, including any “mini-tender” offer, must comply with most provisions of Regulation 14D of the Exchange Act. The offering stockholder must provide our company notice of such tender offer at least 10 business days before initiating the tender offer. If the offering stockholder does not comply with these requirements, our company will have the right to redeem that stockholder’s shares and any shares acquired in such tender offer. In addition, the noncomplying stockholder will be responsible for all of our company’s expenses in connection with that stockholder’s noncompliance. This provision of our charter may discourage a stockholder from initiating a tender offer for our shares and prevent you from receiving a premium price for your shares in such a transaction.

The Company’s bylaws designate the New York Supreme Court in New York, New York (or in some cases, other federal courts in New York) as the sole and exclusive forum for certain disputes between the Company and its stockholders, which could limit its stockholders’ ability to choose the judicial forum for certain proceedings relating to the Company.

The Company’s bylaws provide that, unless the Company consents in writing to the selection of an alternative forum, the New York Supreme Court in New York, New York (or, if that courts does not have jurisdiction, the United States District Court for the Southern District of New York) will, to the fullest extent permitted by law, be the sole and exclusive forum for:

•	any derivative action brought on behalf of the Company;
•	any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or other employee of the Company, to the Company, or its stockholders;
•	any action asserting a claim against the Company or any director, officer or other employee of the Company arising pursuant to, or seeking to enforce any right, obligation or remedy under, the MGCL or the charter or bylaws of the Company; and
•	any action asserting a claim governed by the internal affairs doctrine.
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The portion of our forum selection bylaw designating the New York Supreme Court in New York, New York as the exclusive forum for certain claims would not apply to claims brought to enforce a duty or liability created by the Exchange Act, as such claims fall under the exclusive jurisdiction of the federal courts, however the portion of our forum selection bylaw designating the United States District Court for the Southern District of New York would apply to any such claims. Our forum selection bylaw would apply to claims brought to enforce a duty or liability created by the Securities Act. Our forum selection bylaw does not relieve us of our duties to comply with, and our stockholders cannot waive our compliance with, the federal securities laws and the rules and regulations thereunder. Moreover, there is uncertainty as to whether a court would enforce our forum selection bylaw, with respect to claims brought under the federal securities laws or otherwise. This forum selection bylaw may limit our stockholders’ ability to bring a claim in a judicial forum that it finds favorable or cost-efficient for disputes with the Company, or any of its directors, officers or other employees, which may discourage lawsuits with respect to such claims.

The Company may not achieve the intended benefits of having a forum selection bylaw if it is found to be unenforceable.

The Company’s bylaws include a forum selection bylaw as described above. However, the enforceability of similar forum selection bylaws in other companies’ bylaws or similar governing documents has been challenged in legal proceedings, and it is possible that in connection with any action a court could find the forum selection bylaw contained in the Company’s bylaws to be inapplicable or unenforceable in such action. If a court were to find the forum selection bylaw contained in the Company’s bylaws to be inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, the Company may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect the Company’s business, financial condition and results of operations.

Breaches of our data security could materially harm us, including our business, financial performance and reputation.

We collect and retain certain personal information provided by our actual and prospective investors during the subscription process, as well as our tenants and employees. Security measures we have implemented to protect the confidentiality of this information and periodically review and improve our security measures may not prevent unauthorized access to this information. Any breach of our data security measures and loss of this information may result in legal liability and costs (including damages and penalties), as well as damage to our reputation, that could materially and adversely affect us, including our business and financial performance.

Risks Related to Compliance and Regulation

We are offering shares of our common stock pursuant to recent amendments to Regulation A promulgated pursuant to the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and we cannot be certain if the reduced disclosure requirements applicable to Tier 2 issuers will make shares of our common stock less attractive to investors as compared to a traditional initial public offering.

As a Tier 2 issuer, we will be subject to scaled disclosure and reporting requirements, which may make shares of our common stock less attractive to investors as compared to a traditional initial public offering, which may make an investment in shares of our common stock less attractive to investors who are accustomed to enhanced disclosure and more frequent financial reporting. In addition, given the relative lack of regulatory precedence regarding the recent amendments to Regulation A, there is a significant amount of regulatory uncertainty in regards to how the SEC or the individual state securities regulators will regulate both the offer and sale of our securities, as well as any ongoing compliance that we may be subject to. If our scaled disclosure and reporting requirements, or regulatory uncertainty regarding Regulation A, reduces the attractiveness of shares of our common stock, we may be unable to raise the necessary funds necessary to develop a diversified portfolio of real estate investments, which could severely affect the value of shares of our common stock.

Our use of Form 1-A and our reliance on Regulation A for this offering may make it more difficult to raise capital as and when we need it, as compared to if we were conducting a traditional initial public offering on Form S-11.

Because of the exemptions from various reporting requirements provided to us under Regulation A and because we are only permitted to raise up to $50,000,000 in any 12 month period under Regulation A (although we may raise capital in other ways), we may be less attractive to investors and it may be difficult for us to raise additional capital as and when we need it. Investors may be unable to compare our business with other companies in our industry if they believe that our financial accounting is not as transparent as other companies in our industry. If we are unable to raise additional capital as and when we need it, our financial condition and results of operations may be materially and adversely affected.

There may be deficiencies with our internal controls that require improvements, and if we are unable to adequately evaluate internal controls, we may be subject to sanctions.

As a Tier 2 issuer, we will not need to provide a report on the effectiveness of our internal controls over financial reporting, and we will be exempt from the auditor attestation requirements concerning any such report so long as we are a Tier 2 issuer. We are in the process of evaluating whether our internal control procedures are effective and therefore there is a greater likelihood of undiscovered errors in our internal controls or reported financial statements as compared to issuers that have conducted such evaluations.

Laws intended to prohibit money laundering may require our Sponsor to disclose investor information to regulatory authorities.

The Uniting and Strengthening America By Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 requires that financial institutions establish and maintain compliance programs to guard against money laundering activities, and requires the Secretary of the U.S. Treasury (“Treasury”) to prescribe regulations in connection with

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anti-money laundering policies of financial institutions. The Financial Crimes Enforcement Network (“FinCEN”), an agency of the Treasury, has announced that it is likely that such regulations would subject certain pooled investment vehicles to enact anti-money laundering policies. It is possible that there could be promulgated legislation or regulations that would require our Manager or its service providers to share information with governmental authorities with respect to prospective investors in connection with the establishment of anti-money laundering procedures. Such legislation and/or regulations could require us to implement additional restrictions on the transfer of shares of our common stock to comply with such legislation and/or regulations. We reserve the right to request such information as is necessary to verify the identity of prospective stockholders and the source of the payment of subscription monies, or as is necessary to comply with any customer identification programs required by FinCEN and/or the SEC. In the event of delay or failure by a prospective stockholder to produce any information required for verification purposes, an application for, or transfer of, shares of our common stock may be refused. We will not have the ability to reject a transfer of shares of our common stock where all necessary information is provided and any other applicable transfer requirements, including those imposed under the transfer provisions of our charter, are satisfied.

Risks Related to Conflicts of Interest

There are conflicts of interest between us, our Manager and its affiliates.

Our executive officers, Brandon Lacoff and Martin Lacoff, are executive officers of our Manager. Prevailing market rates are determined by our Manager based on industry standards and expectations of what our Manager would be able to negotiate with a third party on an arm’s length basis. All of the agreements and arrangements between us and our Manager or its affiliates, including those relating to compensation, are not the result of arm’s length negotiations with an unaffiliated third party. Some of the conflicts inherent in our transactions with our Manager and its affiliates, and the limitations on such parties adopted to address these conflicts, are described below. We, our Manager and their affiliates will try to balance our interests with their own. However, to the extent that such parties take actions that are more favorable to other entities than us, these actions could have a negative impact on our financial performance and, consequently, on dividends to stockholders and the value of shares of our common stock. We have adopted a conflicts of interest policy and certain conflicts will be reviewed by the Independent Committee (defined below). See “Conflicts of Interest and Related Party Transactions—Certain Conflict Resolution Measures—Independent Committee” and “—Our Policies Relating to Conflicts of Interest”.

The interests of our Manager, the principals and its other affiliates may conflict with your interests.

The management agreement provides our Manager with broad powers and authority which may result in one or more conflicts of interest between your interests and those of our Manager, the principals and its other affiliates. This risk is increased by our Manager being controlled by Brandon Lacoff and Martin Lacoff, who currently participate, and are expected to sponsor and participate, directly or indirectly, in other offerings by our Sponsor and its affiliates. Potential conflicts of interest include, but are not limited to, the following:

•	the Manager, its principals and/or its other affiliates may continue to offer other real estate investment opportunities, including additional offerings similar to this offering, and may make investments in real estate assets for their own respective accounts, whether or not competitive with our business;
•	Manager, the principals and/or its other affiliates will not be required to disgorge any profits or fees or other compensation they may receive from any other business they own separately from us, and you will not be entitled to receive or share in any of the profits return fees or compensation from any other business owned and operated by the Manager, the principals and/or its other affiliates for their own benefit;
•	we may engage the Manager or affiliates of the Manager to perform services at prevailing market rates. Prevailing market rates are determined by the Manager based on industry standards and expectations of what the Manager would be able to negotiate with a third party on an arm’s length basis; and
•	the Manager, the principals and/or its other affiliates are not required to devote all of their time and efforts to our affairs.

Conflicts of interest exist or could arise in the future between the interests of our stockholders and the interests of holders of OP Units, which may impede business decisions that could benefit our stockholders.

Conflicts of interest exist or could arise in the future as a result of the relationships between us and our affiliates, on the one hand, and the Operating Partnership or any partner thereof, on the other. Our directors and our Manager have duties to our company under applicable Maryland law in connection with their management of our company. At the same time, we, as the general partner in our Operating Partnership, have fiduciary duties and obligations to the Operating Partnership and its limited partners under Delaware law and the partnership agreement of the Operating Partnership in connection with the management of the Operating Partnership. Our fiduciary duties and obligations as general partner to the Operating Partnership and its partners may come into conflict with the duties of our directors and our Manager to our company.

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As our Sponsor establishes additional real estate funds and other investment vehicles in the future, there may be conflicts of interests among the various other investment vehicles, which may result in opportunities that would otherwise benefit us being allocated to the other offerings.

Our Sponsor has in the past established and sponsored real estate funds, and in the future expects to establish and sponsor additional real estate funds, as well as other potential investment vehicles (including funds, REITs and separate accounts). Any future investment vehicles may, have investment criteria similar to ours. If a sale, financing, investment or other business opportunity would be suitable for more than one fund or other investment vehicle, our Manager’s investment committee will allocate it according to the policies and procedures adopted by our Manager. Any allocation of this type may involve the consideration of a number of factors that our Manager may determine to be relevant. Except under any policies that may be adopted by our Manager or our Sponsor in the future, no other investment vehicle sponsored by our Sponsor will have any duty, responsibility or obligation to refrain from:

•	engaging in the same or similar activities or lines of business as any other investment vehicle sponsored by our Sponsor;
•	doing business with any potential or actual tenant, investor, lender, purchaser, supplier, customer or competitor of any other investment vehicle sponsored by our Sponsor;
•	engaging in, or refraining from, any other activities whatsoever relating to any of the potential or actual tenants, investors, lenders, purchasers, suppliers or customers of any other investment vehicle sponsored by our Sponsor;
•	establishing material commercial relationships with any other investment vehicle sponsored by our Sponsor; or
•	making operational and financial decisions that could be considered to be detrimental to any other investment vehicle sponsored by our Sponsor.

In addition, any decisions by our Sponsor or Manager to renew, extend, modify or terminate an agreement or arrangement, or enter into similar agreements or arrangements in the future, may benefit one other investment vehicle more than another investment vehicle or limit or impair the ability of any other investment vehicle to pursue business opportunities. In addition, third parties may require as a condition to their arrangements or agreements with or related to any one other investment vehicle that such arrangements or agreements include or not include any other investment vehicle. Any of these decisions may benefit one other investment vehicle more than another investment vehicle.

Our Manager will face a conflict of interest because the management fee it will receive for services performed will be based on the Operating Partnership’s NAV, which our Manager is ultimately responsible for determining.

We will pay our Manager a quarterly asset management fee equal to an annualized rate of 0.75%, which will be based on our NAV at the end of each fiscal quarter. We will pay our Manager this management fee regardless of the performance of our portfolio. Our Manager’s entitlement to a management fee, which is not based upon performance metrics or goals, might reduce its incentive to devote its time and effort to seeking investments that provide attractive risk-adjusted returns for our portfolio. This in turn could hurt both our ability to pay dividends to our stockholders and the market price of our common stock. Further, the management fee is calculated based on the Operating Partnership’s NAV, which the Manager is ultimately responsible for determining. The calculation of our NAV includes certain subjective judgments with respect to estimating, for example, the value of our portfolio and our accrued expenses, net portfolio income and liabilities, and therefore, our NAV may not correspond to realizable value upon a sale of those assets. Our Manager may benefit by us retaining ownership of our assets at times when our stockholders may be better served by the sale or disposition of our assets in order to avoid a reduction in our NAV. If our NAV is calculated in a way that is not reflective of our actual NAV, then the purchase price of shares of our common stock or the price paid for the repurchase of your shares of common stock on a given date may not accurately reflect the value of our portfolio, and your shares may be worth less than the purchase price or more than the repurchase price.

Risks Related to Sources of Financing and Hedging

We may incur significant debt, which may subject us to increased risk of loss and may reduce cash available for dividends to our stockholders.

Subject to market conditions and availability, we may incur significant debt through bank credit facilities (including term loans and revolving facilities), repurchase agreements, warehouse facilities and structured financing arrangements, public and private debt issuances and derivative instruments, in addition to transaction or asset specific funding arrangements. The percentage of leverage we employ will vary depending on our available capital, our ability to obtain and access financing arrangements with lenders, debt restrictions contained in those financing arrangements and the lenders’ and rating agencies’ estimate of the stability of our investment portfolio’s cash flow. Our targeted aggregate property-level

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leverage, excluding any debt at the REIT level or on assets under development or renovation, after we have acquired a substantial portfolio of stabilized properties, is between 50-70% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. During the period when we are acquiring, constructing and/or renovating our investments, we may employ greater leverage on individual assets. Our Manager may from time to time modify our leverage policy in its discretion. Incurring substantial debt could subject us to many risks that, if realized, would materially and adversely affect us, including the risk that:

•	our cash flow from operations may be insufficient to make required payments of principal of and interest on the debt or we may fail to comply with all of the other covenants contained in the debt, which is likely to result in (a) acceleration of such debt (and any other debt containing a cross-default or cross-acceleration provision) that we may be unable to repay from internal funds or to refinance on favorable terms, or at all, (b) our inability to borrow unused amounts under our financing arrangements, even if we are current in payments on borrowings under those arrangements or pay dividends of excess cash flow held in reserve by such financing sources, and/or (c) the loss of some or all of our assets to foreclosure or sale;
•	our debt may increase our vulnerability to adverse economic and industry conditions with no assurance that investment yields will increase with higher financing costs;
•	we may be required to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing funds available for operations, future business opportunities, stockholder dividends or other purposes; and
•	we are not able to refinance debt that matures prior to the investment it was used to finance on favorable terms, or at all. There can be no assurance that a leveraging strategy will be successful.

Any lending facilities will likely impose restrictive covenants.

Any lending facilities which we enter would be expected to contain customary negative covenants and other financial and operating covenants that, among other things, may affect our ability to incur additional debt, make certain investments or acquisitions, reduce liquidity below certain levels, pay dividends to our stockholders, redeem debt or equity securities and impact our flexibility to determine our operating policies and investment strategies. For example, such loan documents may contain negative covenants that limit, among other things, our ability to repurchase our common stock, distribute more than a certain amount of our net income or funds from operations to our stockholders, employ leverage beyond certain amounts, sell assets, engage in mergers or consolidations, grant liens, and enter into transactions with affiliates (including amending the management agreement with our Manager in a material respect). If we fail to meet or satisfy any such covenants, we would likely be in default under these agreements, and the lenders could elect to declare outstanding amounts due and payable, terminate their commitments, require the posting of additional collateral and enforce their interests against existing collateral. We could also become subject to cross-default and acceleration rights and, with respect to collateralized debt, the posting of additional collateral and foreclosure rights upon default. Further, such restrictions could also make it difficult for us to satisfy the qualification requirements necessary to maintain our status as a REIT.

Interest rate fluctuations could increase our financing costs and reduce our ability to generate income on our investments, each of which could lead to a significant decrease in our results of operations, cash flows and the market value of our investments.

Our primary interest rate exposures will relate to the yield on our investments and the financing cost of our debt, as well as our interest rate derivatives that we utilize for hedging purposes. Changes in interest rates will affect our net interest income, which is the difference between the income we earn on our investments and the interest expense we incur in financing these investments. Interest rate fluctuations resulting in our interest expense exceeding income would result in operating losses for us. Changes in the level of interest rates also may affect our ability to invest in investments, the value of our investments and our ability to realize gains from the disposition of assets.

To the extent that our financing costs will be determined by reference to floating rates, such as LIBOR or a Treasury index, plus a margin, the amount of such costs will depend on a variety of factors, including, without limitation, (a) for collateralized debt, the value and liquidity of the collateral, and for non-collateralized debt, our credit, (b) the level and movement of interest rates, and (c) general market conditions and liquidity. In a period of rising interest rates, our interest expense on floating rate debt would increase, while any income we earn may not compensate for such increase in interest expense.

Our operating results will depend, in part, on differences between the income earned on our investments, net of credit losses, and our financing costs. For any period during which our investments are not match-funded, the income earned on such investments may respond more slowly to interest rate fluctuations than the cost of our borrowings. Consequently,

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changes in interest rates, particularly short-term interest rates, may immediately and significantly decrease our results of operations and cash flows and the market value of our investments.

Any bank credit facilities and repurchase agreements that we may use in the future to finance our assets may require us to provide additional collateral or pay down debt.

We may utilize bank credit facilities or repurchase agreements (including term loans and revolving facilities) and/or guarantee arrangements to finance our assets if they become available on acceptable terms. Such financing arrangements, including any guarantees, would involve the risk that the market value of any investments pledged by us to the provider of the bank credit facility or repurchase agreement counterparty may decline in value, in which case the lender may require us to provide additional collateral or to repay all or a portion of the funds advanced. We may not have the funds available to repay our debt at that time, which would likely result in defaults unless we are able to raise the funds from alternative sources, which we may not be able to achieve on favorable terms or at all. Posting additional collateral would reduce our liquidity and limit our ability to leverage our assets. If we cannot meet these requirements, the lender could accelerate our indebtedness or enforce our guarantee, increase the interest rate on advanced funds and terminate our ability to borrow funds from it, which could materially and adversely affect our financial condition and ability to implement our investment strategy. In addition, if the lender files for bankruptcy or becomes insolvent, our loans and guarantees may become subject to bankruptcy or insolvency proceedings, thus depriving us, at least temporarily, of the benefit of these assets. Such an event could restrict our access to bank credit facilities and increase our cost of capital. The providers of bank credit facilities and repurchase agreement financing may also require us to maintain a certain amount of cash or set aside assets sufficient to maintain a specified liquidity position that would allow us to satisfy our collateral obligations. As a result, we may not be able to leverage our assets as fully as we would choose, which could reduce our return on assets. If we are unable to meet these collateral obligations, our financial condition and prospects could deteriorate rapidly.

There can be no assurance that we will be able to obtain additional bank credit facilities or repurchase agreements on favorable terms, or at all.

We may give full or partial guarantees to lenders of mortgage debt to the entities that own our properties.

When we give a guaranty on behalf of an entity that owns one of our properties, we will be responsible to the lender for satisfaction of the debt if it is not paid by such entity. If any mortgages contain cross-collateralization or cross-default provisions, there is a risk that more than one real property may be affected by a default. If any of our properties are foreclosed upon due to a default, our ability to make distributions to our stockholders will be adversely affected. In addition, because our goal is to be in a position to liquidate our assets within 13 years after the termination of this primary offering, our approach to investing in properties utilizing leverage in order to accomplish our investment objectives over this period of time may present more risks to investors than comparable real estate programs that have a longer intended duration and that do not utilize borrowing to the same degree.

If we enter into financing arrangements involving balloon payment obligations, it may adversely affect our ability to make distributions to our stockholders.

Some of our financing arrangements may require us to make a lump-sum or “balloon” payment at maturity. Our ability to make a balloon payment is uncertain and may depend upon our ability to obtain replacement financing or our ability to sell particular properties. At the time the balloon payment is due, we may or may not be able to refinance the balloon payment on terms as favorable as the original loan or sell the particular property at a price sufficient to make the balloon payment. Such a refinancing would be dependent upon interest rates and lenders’ policies at the time of refinancing, economic conditions in general and the value of the underlying properties in particular. The effect of a refinancing or sale could affect the rate of return to stockholders and the projected time of disposition of our assets.

Our access to sources of financing may be limited and thus our ability to grow our business and to maximize our returns may be adversely affected.

Subject to market conditions and availability, we may incur significant debt through bank credit facilities (including term loans and revolving facilities), repurchase agreements, warehouse facilities and structured financing arrangements, public and private debt issuances and derivative instruments, in addition to transaction or asset specific funding arrangements. We may also issue additional debt or equity securities to fund our growth.

Our access to sources of financing will depend upon a number of factors, over which we have little or no control, including:

•	general economic or market conditions;
•	the market’s view of the quality of our assets;
•	the market’s perception of our growth potential; and
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•	our current and potential future earnings and cash dividends.

We will need to periodically access the capital markets to raise cash to fund new investments. Unfavorable economic or capital market conditions may increase our funding costs, limit our access to the capital markets or could result in a decision by our potential lenders not to extend credit. An inability to successfully access the capital markets could limit our ability to grow our business and fully execute our business strategy and could decrease our earnings, if any. In addition, uncertainty in the capital and credit markets could adversely affect one or more private lenders and could cause one or more of our private lenders to be unwilling or unable to provide us with financing or to increase the costs of that financing. In addition, if regulatory capital requirements imposed on our private lenders change, they may be required to limit, or increase the cost of, financing they provide to us. In general, this could potentially increase our financing costs and reduce our liquidity or require us to sell assets at an inopportune time or price. No assurance can be given that we will be able to obtain any such financing on favorable terms or at all.

Hedging instruments often are not traded on regulated exchanges or guaranteed by an exchange or its clearing house, and involve risks and costs that could result in material losses.

The cost of using hedging instruments increases as the period covered by the instrument increases and during periods of rising and volatile interest rates, we may increase our hedging activity and thus increase our hedging costs during periods when interest rates are volatile or rising and hedging costs have increased. In addition, hedging instruments involve risk since they often are not traded on regulated exchanges or guaranteed by an exchange or its clearing house. Consequently, there are no requirements with respect to record keeping, financial responsibility or segregation of customer funds and positions. Furthermore, the enforceability of agreements underlying hedging transactions may depend on compliance with applicable statutory and commodity and other regulatory requirements and, depending on the identity of the counterparty, applicable international requirements. The business failure of a hedging counterparty with whom we enter into a hedging transaction will most likely result in its default. Default by a party with whom we enter into a hedging transaction may result in the loss of unrealized profits and force us to cover our commitments, if any, at the then current market price.

Although generally we will seek to reserve the right to terminate our hedging positions, it may not always be possible to dispose of or close out a hedging position without the consent of the hedging counterparty and we may not be able to enter into an offsetting contract in order to cover our risk. We cannot assure you that a liquid secondary market will exist for hedging instruments purchased or sold, and we may be required to maintain a position until exercise or expiration, which could result in significant losses.

Federal Income Tax Risks

Failure to qualify as a REIT would reduce our net earnings available for investment or distribution and would adversely affect the timing, amount, and character of dividends to stockholders.

Our qualification as a REIT will depend upon our ability to meet requirements regarding our organization and ownership, dividends of our income, the nature and diversification of our income and assets, and other tests imposed by the Code. If we fail to qualify as a REIT for any taxable year after electing REIT status, we will be subject to federal income tax on our taxable income at corporate rates. In addition, we would generally be disqualified from treatment as a REIT for the four taxable years following the year of losing our REIT status. Losing our REIT status would reduce our net earnings available for investment or distribution to stockholders because of the additional tax liability. In addition, dividends to stockholders would no longer qualify for the dividends-paid deduction and we would no longer be required to pay dividends. If this occurs, we might be required to borrow funds or liquidate some investments in order to pay the applicable taxes. For a discussion of the REIT qualification tests and other considerations relating to our election to be taxed as a REIT, see “U.S. Federal Income Tax Considerations.”

Even if we qualify as a REIT for federal income tax purposes, we may be subject to other tax liabilities that reduce our cash flow and our ability to pay dividends to our stockholders.

Even if we qualify as a REIT for federal income tax purposes, we may be subject to some federal, state and local taxes on our income or property. For example:

•	In order to qualify as a REIT, we must distribute annually at least 90% of our REIT taxable income to our stockholders (which is determined without regard to the dividends-paid deduction or net capital gain). To the extent that we satisfy the distribution requirement but distribute less than 100% of our REIT taxable income, we will generally be subject to federal corporate income tax on the undistributed income.
•	We will be subject to a 4% nondeductible excise tax on the amount, if any, by which dividends we pay in any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income, and 100% of our undistributed income from prior years.
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•	If we have net income from the sale of foreclosure property that we hold primarily for sale to customers in the ordinary course of business or other non-qualifying income from foreclosure property, we must pay a tax on that income at the highest corporate income tax rate.
•	If we sell an asset, other than foreclosure property, that we hold primarily for sale to customers in the ordinary course of business, our gain would be subject to the 100% “prohibited transaction” tax unless such sale were made by one of our TRSs or we qualified for a “safe harbor” under the Code.

We intend to pay dividends to our stockholders to comply with the REIT requirements of the Code.

REIT distribution requirements could adversely affect our ability to execute our business plan or our liquidity and may force us to borrow funds during unfavorable market conditions.

In order to maintain our REIT status and to meet the REIT distribution requirements, we may need to borrow funds on a short-term basis or sell assets, even if the then-prevailing market conditions are not favorable for these borrowings or sales. In addition, we may need to reserve cash (including proceeds from this offering) to satisfy our REIT distribution requirements, even though there are attractive investment opportunities that may be available. To qualify as a REIT, we generally must distribute to our stockholders at least 90% of our net taxable income each year, excluding capital gains. In addition, we will be subject to corporate income tax to the extent we distribute less than 100% of our taxable income including any net capital gain. We intend to make distributions to our stockholders to comply with the requirements of the Code for REITs and to minimize or eliminate our corporate income tax obligation to the extent consistent with our business objectives. Our cash flows from operations may be insufficient to fund required distributions, for example as a result of differences in timing between the actual receipt of income and the recognition of income for U.S. federal income tax purposes, the effect of non-deductible capital expenditures, the creation of reserves or required debt service or amortization payments (including, for example, where a borrower defers the payment of interest in cash pursuant to a contractual right or otherwise). The insufficiency of our cash flows to cover our distribution requirements could have an adverse impact on our ability to raise short- and long-term debt or sell equity securities in order to fund distributions required to maintain our REIT status. In addition, we will be subject to a 4% nondeductible excise tax on the amount, if any, by which distributions paid by us in any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income and 100% of our undistributed income from prior years. To address and/or mitigate some of these issues, we may make taxable distributions that are in part paid in cash and in part paid in our common stock. In such cases our stockholders may have tax liabilities from such distributions in excess of the cash they receive. The treatment of such taxable share distributions is not clear, and it is possible the taxable share distribution will not count towards our distribution requirement, in which case adverse consequences could apply.

Dividends payable by REITs generally do not qualify for the reduced tax rates on dividend income from regular corporations, which could adversely affect the value of our common stock.

The maximum regular U.S. federal income tax rate for certain qualified dividends payable to U.S. holders of U.S. corporate stock that are individuals, is currently 20%. Dividends payable by REITs, however, are generally not eligible for the reduced rates and therefore are subject to regular U.S. federal income tax rates on ordinary income of a noncorporate U.S. holder (currently at a maximum rate of 37.0%). Such dividends are also not eligible for the dividends received deduction generally available to corporations with respect to dividends from U.S. corporations. Although the reduced U.S. federal income tax rate applicable to dividend income from regular corporate dividends does not adversely affect the taxation of REITs or dividends paid by REITs, the more favorable rates applicable to regular corporate dividends could cause investors who are individuals, trusts and estates to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the shares of REITs, including our common stock.

To maintain our REIT status, we may be forced to forego otherwise attractive opportunities, which may delay or hinder our ability to meet our investment objectives and reduce our stockholders’ overall return.

To qualify as a REIT, we must satisfy certain tests on an ongoing basis concerning, among other things, the sources of our income, nature of our assets, and the amounts we distribute to our stockholders. We may be required to pay dividends to stockholders at times when it would be more advantageous to reinvest cash in our business or when we do not have funds readily available for distribution. Compliance with the REIT requirements may hinder our ability to operate solely on the basis of maximizing profits and the value of our stockholders’ investment.

If we fail to invest a sufficient amount of the net proceeds from selling our common stock in real estate assets within one year from the receipt of the proceeds, we could fail to qualify as a REIT.

Temporary investment of the net proceeds from sales of our common stock in short-term securities and income from such investment generally will allow us to satisfy various REIT income and asset requirements, but only during the one-year period beginning on the date we receive the net proceeds. If we are unable to invest a sufficient amount of the net proceeds

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from sales of our common stock in qualifying real estate assets within such one-year period, we could fail to satisfy one or more of the gross income or asset tests and/or we could be limited to investing all or a portion of any remaining funds in cash or cash equivalents. If we fail to satisfy any such income or asset test, unless we are entitled to relief under certain provisions of the Code, we could fail to qualify as a REIT. See “U.S. Federal Income Tax Considerations.”

Our ability to provide certain services to our tenants may be limited by the REIT rules, or may have to be provided through a taxable REIT subsidiary.

As a REIT, we generally cannot hold interests in rental property where tenants receive services other than services that are customarily provided by landlords, nor can we derive income from a third party that provides such services. If services to tenants at properties in which we hold an interest are limited to customary services, those properties may be disadvantaged as compared to other properties that can be operated without the same restrictions. However, we can provide such non-customary services to tenants or share in the revenue from such services if we do so through a taxable REIT subsidiary (“TRS”), though income earned through the TRS will be subject to corporate income taxes.

If we form a TRS, our overall tax liability could increase.

Any TRS we form will be subject to U.S. federal, state and local income tax on its taxable income. Accordingly, although our ownership of any TRSs may allow us to participate in the operating income from certain activities that we could not participate in, that operating income will be fully subject to income tax. The after-tax net income of any TRS would be available for distribution to us, however any dividends received by us from our domestic TRSs will only be qualifying income for the 95% REIT income test, not the 75% REIT income test.

Although our use of TRSs may partially mitigate the impact of meeting certain requirements necessary to maintain our qualification as a REIT, there are limits on our ability to own and engage in transactions with TRSs, and a failure to comply with such limits would jeopardize our REIT qualification and may result in the application of a 100% excise tax.

A REIT may own up to 100% of the stock or securities of one or more TRSs. A TRS may hold assets and earn income that would not be qualifying assets or income if held or earned directly by a REIT. Both the subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. A corporation of which a TRS directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a TRS. Overall, no more than 20% of the value of a REIT’s assets may consist of stock or securities of one or more TRSs. In addition, the rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. The rules also impose a 100% excise tax on certain transactions between a TRS and its parent REIT that are not conducted on an arm’s-length basis. We may jointly elect with one or more subsidiaries for those subsidiaries to be treated as TRSs for U.S. federal income tax purposes. These TRSs will pay U.S. federal, state and local income tax on their taxable income, and their after-tax net income will be available for distribution to us but is not required to be distributed to us. We will monitor the value of our respective investments in any TRSs we may form for the purpose of ensuring compliance with TRS ownership limitations and intend to structure our transactions with any such TRSs on terms that we believe are arm’s-length to avoid incurring the 100% excise tax described above. There can be no assurance, however, that we will be able to comply with the TRS ownership limitation or to avoid application of the 100% excise tax.

You may be restricted from acquiring, transferring or redeeming certain amounts of our common stock.

In order to maintain our REIT qualification, among other requirements, no more than 50% in value of our outstanding shares may be owned, directly or indirectly, by five or fewer individuals, as defined in the Code to include certain kinds of entities, during the last half of any taxable year, other than the first year for which a REIT election is made. To assist us in qualifying as a REIT, our charter contains an aggregate share ownership limit and a common stock ownership limit. Generally, any of our shares owned by affiliated owners will be added together for purposes of the aggregate share ownership limit, and any common stock owned by affiliated owners will be added together for purposes of the common stock ownership limit. In addition, our charter prohibits a person from owning actually or constructively shares of our outstanding capital stock if such ownership would result in any of our income that would otherwise qualify as rents from real property for purposes of the REIT rules to fail to qualify as such.

If anyone attempts to transfer or own shares in a way that would violate the aggregate share ownership limit or the common stock ownership limit or results in ownership that would result in any of our income that would otherwise qualify as rents from real property for purposes of the REIT rules to fail to qualify as such, or would prevent us from continuing to qualify as a REIT, unless such ownership limits have been waived by our Manager, those shares instead will be deemed transferred to a trust for the benefit of a charitable beneficiary and will be either redeemed by us or sold to a person whose ownership of the shares will not violate the aggregate share ownership limit or the common stock ownership limit and will not prevent us from qualifying as a REIT. If this transfer to a trust fails to prevent such a violation or our disqualification as a REIT, then the initial intended transfer or ownership will be null and void from the outset. Anyone who acquires or owns shares in violation of the aggregate share ownership limit or the common stock ownership limit, unless such ownership limit

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or limits have been waived by our Manager, or the other restrictions on transfer or ownership in our charter, bears the risk of a financial loss when the shares are redeemed or sold, if the NAV of our shares falls between the date of purchase and the date of redemption or sale.

Our limits on ownership of our shares also may require us to decline redemption requests that would cause other stockholders to exceed such ownership limits or to the extent we determine is necessary to preserve our status as a REIT. In addition, in order to comply with certain of the distribution requirements applicable to REITs we will decline to honor any redemption request that we believe is a “dividend equivalent” redemption as discussed in “U.S. Federal Income Tax Considerations—Taxation of Taxable U.S. Stockholders—Redemption or Repurchase by Us.”

In addition, our charter provides that, prior to the first date on which any class or series of shares of our capital stock constitutes “publicly-offered securities” (as defined in the Plan Assets Regulation), “benefit plan investors” may not hold, in the aggregate, 25% or more of the value of any class or series of shares of our capital stock. If benefit plan investors exceed this 25% limit, we may redeem their interests at a price equal to the then current NAV per share or transfer their interests to a trust for the benefit of a charitable beneficiary. See “ERISA Considerations—The 25% Limit” for more information.

Furthermore, our charter provides that, in the event we determine in our discretion that there is a material likelihood that we would be a fiduciary under applicable law with respect to an investor that is subject to ERISA and/or Section 4975 of the Code (e.g., an IRA), we have the authority to redeem such investor’s interests at a price equal to the then current NAV per share.

The tax on prohibited transactions will limit our ability to engage in transactions that would be treated as sales for federal income tax purposes.

A REIT’s net income from prohibited transactions is subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of assets, other than foreclosure property, deemed held primarily for sale to customers in the ordinary course of business (subject to a safe harbor under the Code for certain sales). It may be possible to reduce the impact of the prohibited transaction tax by conducting certain activities through TRSs. However, to the extent that we engage in such activities through TRSs, the income associated with such activities may be subject to full corporate income tax.

Non-United States investors may be subject to FIRPTA on the sale of shares of our common stock if we are unable to qualify as a “domestically controlled qualified investment entity.”

Except with respect to a “qualified foreign pension plan” or a non-United States person that is a “qualified stockholder”, a non-United States person disposing of a United States real property interest, including shares of a United States corporation whose assets consist principally of United States real property interests, is generally subject to a tax under the Foreign Investment in Real Property Trust Act, or FIRPTA, on the gain recognized on the disposition of such interest. FIRPTA does not apply, however, to the disposition of shares in a REIT if the REIT is a “domestically controlled qualified investment entity.” A REIT is a domestically controlled qualified investment entity if, at all times during a specified testing period (the continuous five-year period ending on the date of disposition or, if shorter, the entire period of the REIT’s existence), less than 50% in value of its shares is held directly or indirectly by non-United States holders. We cannot assure you that we will qualify as a domestically controlled qualified investment entity. If we were to fail to so qualify, gain realized by a non-United States investor that is not a “qualified foreign pension plan” or a “qualified stockholder” on a sale of our common stock would be subject to FIRPTA unless our common stock was regularly traded on an established securities market and the non-United States investor did not at any time during a specified testing period directly or indirectly own more than 10% of the value of our outstanding common stock.

Complying with REIT requirements may limit our ability to hedge effectively.

The REIT provisions of the Code may limit our ability to hedge our assets and operations. Under these provisions, any income that we generate from transactions intended to hedge our interest rate, inflation and/or currency risks will be excluded from gross income for purposes of the REIT 75% and 95% gross income tests if the instrument hedges (i) interest rate risk on liabilities incurred to carry or acquire real estate, (ii) risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the REIT 75% or 95% gross income tests or (iii) certain other offsetting positions, and such instrument is properly identified under applicable Treasury Regulations. Income from hedging transactions that do not meet these requirements will generally constitute nonqualifying income for purposes of both the REIT 75% and 95% gross income tests. As a result of these rules, we may have to limit our use of hedging techniques that might otherwise be advantageous, which could result in greater risks associated with interest rate or other changes than we would otherwise incur.

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If we were considered to actually or constructively pay a “preferential dividend” to certain of our stockholders, our status as a REIT could be adversely affected.

In order to qualify as a REIT, we must distribute annually to our stockholders at least 90% of our REIT taxable income, determined without regard to the deduction for dividends paid and excluding net capital gain. In order for dividends to be counted as satisfying the annual distribution requirements for REITs, and to provide us with a REIT-level tax deduction, the dividends must not be “preferential dividends.” A dividend is generally not a preferential dividend if the distribution is pro rata among all outstanding shares of stock within a particular class, and in accordance with the preferences among different classes of stock as set forth in the REIT’s organizational documents. There is no de minimis exception with respect to preferential dividends. Therefore, if the IRS were to take the position that we inadvertently paid a preferential dividend, we may be deemed either to (a) have distributed less than 100% of our REIT taxable income and be subject to tax on the undistributed portion, or (b) have distributed less than 90% of our REIT taxable income and our status as a REIT could be terminated for the year in which such determination is made if we were unable to cure such failure. It also is possible that under certain technical rules relating to the deduction for dividends paid, the IRS could take the position that redemptions taxed as dividends impair our ability to satisfy our distribution requirements under the Code. To avoid certain issues related to our ability to comply with the REIT distribution requirements (see “U.S. Federal Income Tax Considerations— Qualification as a REIT — Annual Distribution Requirements”), we have implemented procedures designed to track our stockholders’ percentage interests in our common stock and identify any such dividend equivalent redemptions, and we will decline to effect a redemption to the extent that we believe that it would constitute a dividend equivalent redemption. However, we cannot assure you that we will be successful in preventing all dividend equivalent redemptions. We can provide no assurance that we will not be treated as inadvertently paying preferential dividends.

Sales of our assets may constitute “prohibited transactions,” which are subject to a 100% tax.

Net income derived from prohibited transactions is subject to a 100% tax. The term “prohibited transactions” generally includes a sale or other disposition of property (other than foreclosure property) that is held primarily for sale to customers in the ordinary course of a trade or business. Whether property is held “primarily for sale to customers in the ordinary course of a trade or business” depends on the specific facts and circumstances. The Code provides a safe harbor pursuant to which sales of properties held for at least two years (which period, for property being developed, does not begin to run until the property is placed in service) and meeting certain additional requirements will not be treated as prohibited transactions, but compliance with the safe harbor may not always be practical. We intend to continue to conduct our operations so that no asset that we own (or are treated as owning) will be treated as held as inventory or for sale to customers and that a sale of any such asset will not be treated as having been in the ordinary course of our business. However, we may have to sell assets from time to time to fund redemption requests, to satisfy our REIT distribution requirements, to satisfy other REIT requirements, or for other purposes. In addition, part of our investment strategy is to purchase assets that provide an opportunity for gain through capital appreciation, and we may sell such assets if beneficial opportunities arise. Therefore, no assurance can be given that any particular property in which we hold a direct or indirect interest will not be treated as property held for sale to customers, or that the safe-harbor provisions will apply. The potential application of the prohibited transactions tax could cause us to forego potential dispositions of other property or to forego other opportunities that might otherwise be attractive to us (such as developing property for sale), or to undertake such dispositions or other opportunities through a TRS, which would generally result in corporate income taxes being incurred.

The ability of our Board of Directors to revoke the REIT election of the Company without the approval of the holders of our common stock may cause adverse consequences to holders of our common stock.

Our governing documents provide that our Board of Directors may revoke or otherwise terminate the REIT election of the Company, without the approval of holders of our common stock, if our Board of Directors determines that it is no longer in the best interest of the stockholders to continue to qualify as a REIT. If the Company ceases to qualify as a REIT, it would become subject to U.S. federal income tax on its net taxable income and it generally would no longer be required to distribute any of its net taxable income to its stockholders, which may have adverse consequences on its total return to holders of our common stock.

The failure of a mezzanine loan to qualify as a real estate asset could adversely affect our ability to qualify as a REIT.

We may make mezzanine loans. The IRS has provided a safe harbor in Revenue Procedure 2003-65 for structuring mezzanine loans so that they will be treated by the IRS as a real estate asset for purposes of the REIT asset tests, and interest derived from mezzanine loans will be treated as qualifying mortgage interest for purposes of the 75% gross income test, as discussed below. Although the Revenue Procedure provides a safe harbor on which taxpayers may rely, it does not prescribe rules of substantive tax law. We may make mezzanine loans that do not meet all of the requirements of the safe harbor. In the event a mezzanine loan does not meet the safe harbor, the IRS could challenge such loan’s treatment as a real estate asset for purposes of the REIT asset and income tests and, if such a challenge were sustained, we could fail to continue to qualify as a REIT.

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Our qualification as a REIT and avoidance of 100% tax may depend on the characterization of any loans that we make as debt for U.S. federal income tax purposes.

For U.S. federal income tax purposes, the IRS or a court may treat a loan with sufficient equity characteristics as equity for tax purposes. We may obtain equity participation rights with respect to our loans, and we may make loans with relatively high loan-to-value ratios and/or high yields, which are among the features that can cause a loan to be treated as equity for federal income tax purposes. Although we intend to structure each of our loans so that the loan should be respected as debt for U.S. federal income tax purposes, it is possible that the IRS or a court could disagree and seek to re-characterized the loan as equity. Re-characterization of one of our loans to a non-corporate borrower as equity for U.S. federal income tax purposes generally would require us to include our share of the gross assets and gross income of the borrower in our REIT asset and income tests. Inclusion of such items could jeopardize our REIT status. Moreover, to the extent our borrowers hold their assets as dealer property or inventory, if we are treated as holding equity in a borrower for U.S. federal income tax purposes, our share of gains from sales by the borrower would be subject to the 100% tax on prohibited transactions (except to the extent earned through a TRS). To the extent one of our loans to a corporate borrower is recharacterized as equity for U.S. federal income tax purposes, it could cause us to fail one or more of the asset tests applicable to REITs.

The treatment of an investment in preferred equity could adversely affect our ability to qualify as a REIT.

We may make investments in preferred equity in an entity that directly or indirectly owns real property. Although economically comparable to investments in mezzanine loans in many cases, investments in preferred equity will be treated differently for tax purposes. If the issuer of the preferred equity is taxed as a partnership or an entity disregarded as separate from its owners for U.S. federal income tax purposes (aside from a qualified REIT subsidiary), we will generally be treated as owing an interest in the underlying real estate and other assets of the partnership for tax purposes. As a result, absent sufficient controls to ensure that the underlying real property is operated in compliance with the REIT rules, preferred equity investments may jeopardize our compliance with the REIT income and asset tests. In addition, the treatment of interest-like preferred returns in a partnership or disregarded entity (other than a qualified REIT subsidiary) also is not clear under the REIT rules and could be treated as non-qualifying income. More importantly, in many cases the status of debt-like preferred equity as debt or equity for tax purposes is unclear. The IRS could challenge our treatment of such preferred equity investment for purposes of applying the REIT income and asset tests and, if such a challenge were sustained, we could fail to continue to qualify as REIT. In addition to the risk of loss of REIT status due to nonqualifying income, if the underlying property is dealer property, our gains from the sale of the property would be subject to a 100% tax. In addition, if the issuer of the preferred equity is taxed as a corporation for U.S. federal income tax purposes, such preferred equity generally will be a nonqualifying asset unless the issuer is a REIT, qualified REIT subsidiary or TRS.

A portion of our distributions may be treated as a return of capital for U.S. federal income tax purposes, which could reduce the basis of a stockholder’s investment in our common stock and may trigger taxable gain.

A portion of our distributions may be treated as a return of capital for U.S. federal income tax purposes. As a general matter, a portion of our distributions will be treated as a return of capital for U.S. federal income tax purposes if the aggregate amount of our distributions for a year exceeds our current and accumulated earnings and profits for that year. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a holder’s adjusted tax basis in the holder’s shares, and to the extent that it exceeds the holder’s adjusted tax basis will be treated as gain resulting from a sale or exchange of such shares. See “U.S. Federal Income Tax Considerations.”

Legislative, regulatory, or administrative changes could adversely affect us or our security holders.

The tax laws or regulations governing REITs or the administrative interpretations thereof may be amended at any time. We cannot predict if or when any new or amended law, regulation, or administrative interpretation will be adopted, promulgated, or become effective, and any such change may apply retroactively. We and our security holders may be adversely affected by any new or amended law, regulation, or administrative interpretation.

On December 22, 2017, the Tax Cuts and Jobs Act (the “Tax Act”) was enacted. The Tax Act makes significant changes to the U.S. federal income tax rules related to the taxation of individuals and corporations, generally effective for taxable years beginning after December 31, 2017. In addition to reducing corporate and non-corporate tax rates, the Tax Act eliminates and restricts various deductions and limits the ability to utilize net operating losses. Most of the changes applicable to individuals are temporary and apply only to taxable years beginning after December 31, 2017, and before January 1, 2026. The Tax Act makes numerous large and small changes to the tax rules that do not affect REITs directly but may affect our security holders and may indirectly affect us.

Prospective investors are urged to consult with their tax advisors with respect to the status of the Tax Act and any other regulatory or administrative developments and proposals and their potential effect on investment in our securities.

Your investment has various tax risks.

Although the provisions of the Code generally relevant to an investment in shares of our common stock are described in “U.S. Federal Income Tax Considerations,” we urge you to consult your tax advisor concerning the effects of United States federal, state, local and non-U.S. tax laws to you with regard to an investment in shares of our common stock

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Retirement Plan Risks

If the fiduciary of an employee pension benefit plan subject to ERISA (such as profit sharing, Section 401(k) or pension plan) or any other retirement plan or account fails to meet the fiduciary and other standards under ERISA or Section 4975 of the Code as a result of an investment in our common stock, the fiduciary could be subject to penalties.

There are special considerations that apply to employee benefit plans subject to ERISA (such as profit sharing, Section 401(k) or pension plans) and other retirement plans or accounts subject to Section 4975 of the Code (such as an IRA) that are investing in our shares. Fiduciaries investing the assets of such a plan or account in our common stock should satisfy themselves that:

•	the investment is consistent with their fiduciary and other obligations under ERISA and the Code;
•	the investment is made in accordance with the documents and instruments governing the plan or IRA, including the plan’s or account’s investment policy;
•	the investment satisfies the prudence and diversification requirements of Sections 404(a)(1)(B) and 404(a)(1)(C) of ERISA and other applicable provisions of ERISA and the Code;
•	the investment in our shares, for which no public market currently exists, is consistent with the liquidity needs of the plan or IRA;
•	the investment will not produce an unacceptable amount of “unrelated business taxable income” for the plan or IRA;
•	the fiduciary will be able to comply with the requirements under ERISA and the Code to value our common stock annually; and
•	the investment will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

Failure to satisfy the fiduciary standards of conduct and other applicable requirements of ERISA and the Code may result in the imposition of penalties and could subject the fiduciary to claims for damages or for equitable remedies. In addition, if an investment in our shares constitutes a non-exempt prohibited transaction under ERISA or Section 4975 of the Code, the fiduciary or IRA owner who authorized or directed the investment may be subject to the imposition of excise taxes with respect to the amount invested. In the case of a prohibited transaction involving an IRA owner, the IRA may be disqualified and all of the assets of the IRA may be deemed distributed and subjected to tax. ERISA plan fiduciaries and IRA custodians should consult with counsel before making an investment in our common stock.

We may become subject to Title I of ERISA, which may lead to the rescission of certain transactions, tax or fiduciary liability and our being held in violation of certain ERISA and Code requirements.

If for any reason our assets are deemed to be “plan assets” because we do not qualify as either a “real estate operating company” or a “venture capital operating company” and there is no other exemption available to prevent our assets from being deemed “plan assets,” certain transactions, including acquisitions, sales and exchanges of properties, might constitute non-exempt prohibited transactions under Section 406 of ERISA and/or Section 4975 of the Code and might have to be rescinded and may give rise to prohibited transaction excise taxes and fiduciary liability. In addition, if our assets are deemed to be “plan assets,” our management may be considered to be fiduciaries under ERISA. In this regard, while we intend to be structured to qualify as either a “real estate operating company” or a “venture capital operating company,” fiduciaries of employee benefit plans subject to Title I of ERISA and/or Section 4975 of the Code should make an independent determination whether such status can be achieved.

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Statements Regarding Forward-Looking Information

We make statements in this offering circular that are forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this offering circular or in the information incorporated by reference into this offering circular.

The forward-looking statements included in this offering circular are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

•	our ability to effectively deploy the proceeds raised in this offering;
•	our ability to comply with the rules and regulations relating to investing in qualified opportunity zones;
•	risks associated with breaches of our data security;
•	changes in economic conditions generally and the real estate and securities markets specifically;
•	limited ability to dispose of assets because of the relative illiquidity of real estate investments;
•	intense competition in the real estate market that may limit our ability to attract or retain tenants or re-lease space;
•	defaults on or non-renewal of leases by tenants;
•	increased interest rates and operating costs;
•	our failure to obtain necessary outside financing;
•	decreased rental rates or increased vacancy rates;
•	the risk associated with potential breach or expiration of a ground lease, if any;
•	difficulties in identifying properties to complete, and consummating, real estate acquisitions, developments, joint ventures and dispositions;
•	our failure to successfully operate acquired properties and operations;
•	exposure to liability relating to environmental and health and safety matters;
•	changes in real estate and zoning laws and increases in real property tax rates;
•	our failure to maintain our status as a REIT;
•	failure of acquisitions to yield anticipated results;
•	risks associated with breaches of our data security;
•	risks associated with derivatives or hedging activity;
•	our level of debt and the terms and limitations imposed on us by our debt agreements;
•	the need to invest additional equity in connection with debt refinancings as a result of reduced asset values;
•	our ability to retain our executive officers and other key personnel of our advisor, our property manager and their affiliates;
•	expected rates of return provided to investors;
•	the ability of our sponsor and its affiliates to source, originate and service our loans and other assets, and the quality and performance of these assets;
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•	our ability to retain and hire competent employees and appropriately staff our operations;
•	legislative or regulatory changes impacting our business or our assets (including changes to the laws governing the taxation of REITs and SEC guidance related to Regulation A or the JOBS Act) ;
•	changes in business conditions and the market value of our assets, including changes in interest rates, prepayment risk, operator or borrower defaults or bankruptcy, and generally the increased risk of loss if our investments fail to perform as expected;
•	our ability to implement effective conflicts of interest policies and procedures among the various real estate investment opportunities sponsored by our sponsor;
•	our ability to access sources of liquidity when we have the need to fund redemptions of shares of our common stock in excess of the proceeds from the sales of shares of our common stock in our continuous offering and the consequential risk that we may not have the resources to satisfy redemption requests;
•	our failure to maintain our status as a REIT; and
•	our compliance with applicable local, state and federal laws, including the Investment Advisers Act of 1940, the Investment Company Act and other laws; and changes to generally accepted accounting principles, or GAAP.

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this offering circular. All forward-looking statements are made as of the date of this offering circular and the risk that actual results will differ materially from the expectations expressed in this offering circular will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this offering circular, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this offering circular, including, without limitation, the risks described under “Risk Factors,” the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this offering circular will be achieved.

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Estimated Use of Proceeds

The table below sets forth our estimated use of proceeds from this offering, assuming we sell $50,000,000 in shares of our common stock in this offering. Shares of our common stock will be offered at $100.00 per share. The per share purchase price will be adjusted every fiscal quarter as of January 1st, April 1st, July 1st and October 1st of each year (or as soon as commercially reasonable and announced by us thereafter) and will equal the sum of our NAV divided by the number of shares of our common stock outstanding as of the close of business on the last business day of the prior fiscal quarter.

We expect to use substantially all of the net proceeds from this offering (after paying or reimbursing organization and offering expenses) to invest in and manage a diverse portfolio of qualified opportunity zone investments. We may make our investments through majority owned subsidiaries, some of which may have rights to receive preferred economic returns. We expect that any expenses or fees payable to our Manager for its services in connection with managing our daily affairs will be paid from cash flow from operations. If such fees and expenses are not paid from cash flow (or waived) they will reduce the cash available for investment and distribution and will directly impact our quarterly NAV. See “Management Compensation” for more details regarding the fees that will be paid to our Manager and its affiliates. Many of the amounts set forth in the table below represent our Manager’s best estimate since they cannot be precisely calculated at this time.

We may not be able to promptly invest the net proceeds of this offering in our qualified opportunity zone investments. In the interim, we may invest in short-term, highly liquid or other authorized investments, subject to the requirements for qualification as a REIT and as a qualified opportunity fund. Such short-term investments will not earn as high of a return as we expect to earn on our real estate related investments.

Maximum Offering
Amount
Gross Offering Proceeds	$50,000,000.00
Less:
Organization and Offering Expenses (1)(2)(3)	$250,000.00
Net Proceeds from this Offering	$49,750,000.00

___________________________

(1)	This is a “best efforts” offering.
(2)	Our Manager has paid and will continue to pay organization and offering expenses on our behalf. We have and will continue to reimburse our Manager for organizational and offering costs and expenses incurred on our behalf. As of December 31, 2019, our organization and offering expenses were approximately $132,193. We expect to incur approximately $250,000 in aggregate organization and offering expenses if we raise the maximum offering amount.
(3)	Includes all expenses to be paid by us in connection with our formation and the qualification of the offering, and the marketing and distribution of shares of our common stock, including, without limitation, expenses for printing, engraving and amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, internet and other telecommunications costs, all advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under the federal and state laws, including taxes and fees and accountants’ and attorneys’ fees. See “Plan of Distribution.”
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Business and Properties

Overview

Belpointe REIT, Inc. is a recently organized Maryland corporation formed to originate, invest in and manage a diversified portfolio of commercial real estate properties. All of our assets will be held by, and all of our operations will be conducted through, our Operating Partnership, either directly or through its subsidiaries. We are the sole general partner of our Operating Partnership.

We expect to use substantially all of the net proceeds from this offering to originate, acquire and structure a diversified portfolio of commercial real estate properties in accordance with our investment strategy described below. We may also invest, to a limited extent, in commercial real estate loans, as well as commercial real estate debt and equity securities and other real estate-related assets. We may make our investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns.

We intend to operate in a manner that will allow us to qualify as a REIT for U.S. federal income tax purposes. Among other requirements, REITs are required to distribute to stockholders at least 90% of their annual REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain). We intend to qualify as a REIT for federal income tax purposes on such date as determined by our Board of Directors, taking into consideration factors such as the timing of our ability to generate cash flows, our ability to satisfy the various requirements applicable to REITs and our ability to maintain our status as a qualified opportunity fund. See “Plan of Operations—Our Investments” and “U.S. Federal Income Tax Considerations” for additional details regarding the status of our investments and the various requirements that we must satisfy in order to qualify as a REIT and maintain our status as a qualified opportunity fund.

Our office is located at 125 Greenwich Avenue, 3rd Floor, Greenwich, CT 06830. Our telephone number is 203-883-1944. Information regarding the Company is also available on our web site at www.belpointereit.com.

We will be externally managed and advised by our Manager. We expect to benefit from the personnel, relationships and experience of our Manager’s management team and other personnel of our Manager. Pursuant to the terms of a management agreement between our Manager, us and our Operating Partnership, our Manager will provide us with our management team and appropriate personnel, services and resources necessary for our Manager to perform its obligations and responsibilities under the management agreement.

We have entered into the management agreement with our Operating Partnership and our Manager to be effective as of February 12, 2019. Pursuant to the management agreement, our Manager will implement our business strategy and perform certain services for us, subject to oversight by our Board of Directors. Our Manager will be responsible for, among other duties, (1) performing all of our day-to-day functions, (2) determining our investment strategy and guidelines in conjunction with our Board of Directors, (3) sourcing, analyzing and executing investments, asset sales and financing, (4) performing portfolio management duties, and (5) performing financial and accounting functions.

The initial term of the management agreement will be for five years commencing on the effective date of the agreement, with automatic one-year renewal terms starting on completion of the initial five-year term. For a detailed description of the management agreement’s termination provisions, see “Our Manager and the Management Agreement—Management Agreement.”

Since August 1, 2012, affiliates of our Manager have sponsored two commercial real estate funds that have successfully raised a total of approximately $116 million of equity capital.

Regulation

General

Our properties will be subject to various covenants, laws, ordinances and regulations, including regulations relating to common areas and fire safety requirements. We expect that our properties, at the time they are fully stabilized, will have the necessary permits and approvals to operate their business.

Americans with Disabilities Act

Our properties will need to comply with Title III of the ADA to the extent that it is a “public accommodation” as defined by the ADA. The ADA may require removal of structural barriers to access for persons with disabilities in certain public areas of our properties where such removal is readily achievable. Although we believe that our properties will be substantially in compliance, some of our properties may currently be in noncompliance with the ADA. Such noncompliance could result in the incurrence of additional costs to attain compliance, the imposition of fines or an award of damages to private litigants. The obligation to make readily achievable accommodations is an ongoing one and we will continue to assess our properties and to make alterations as appropriate in this respect.

Insurance

We carry commercial insurance with the policy specifications and insured limits that management believes are appropriate and adequate for all our properties given the relative risk of loss, the cost of the coverage and industry practice. However, our insurance coverage may not be sufficient to fully cover our losses. There are types of losses at the property

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level, generally catastrophic in nature, such as losses due to wars, acts of terrorism, earthquakes, floods, wind damage, hurricanes, pollution or environmental matters, which are uninsurable or not economically insurable, or may be insured subject to significant limitations, such as large deductibles or co-payments. If any of our properties incurs a casualty loss that is not fully insured, the value of our assets will be reduced by any such uninsured loss. In addition, our title insurance policies may not insure for the current aggregate market value of any of our properties, and we do not intend to increase our title insurance coverage as the market values of our properties increase.

Competition

In acquiring our properties, we compete with public commercial property sector REITs, income oriented non-traded REITs, private real estate fund managers and local real estate investors and developers. The last named group, local real estate investors and developers, historically has represented our dominate competition for acquisition opportunities. Many of these entities have greater resources than us or other competitive advantages. We also face significant competition in leasing available properties to prospective tenants and in re-leasing space to existing tenants.

Employees

We do not currently have any employees and do not expect to have any employees in the foreseeable future. Services necessary for our business are provided by our Manager pursuant to the terms of the Management Agreement. Pursuant to a support agreement between our Manager and our Sponsor, our Sponsor provides our Manager with the personnel, services and resources necessary for our Manager to perform its obligations and responsibilities under the management agreement. Each of our executive officers is an employee or officer of our Sponsor. To the extent that we acquire more investments, we anticipate that the number of our Sponsor’s employees who devote time to our matters will increase.

Legal Proceedings

From time to time, we may be party to various lawsuits, claims and other legal proceedings that arise in the ordinary course of our business. We are not currently a party, as plaintiff or defendant, to any legal proceedings that we believe to be material or which, individually or in the aggregate, would be expected to have a material effect on our business, financial condition, cash flows or results of operation if determined adversely to us.

Our Company Information

Our corporate office is located at 125 Greenwich Avenue, 3rd Floor, Greenwich, Connecticut 06830. Our telephone number is (203) 883-1944. Information regarding our Company is also available on our web site at www.belpointereit.com. Information contained on, or accessible through, our website is not incorporated by reference into and does not constitute a part of this offering circular or any other report or documents we file with or furnish to the SEC.

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Our Manager and the Management Agreement

General

We will be externally managed and advised by our Manager. The executive offices of our Manager are located at 125 Greenwich Avenue, 3rd Floor, Greenwich, CT 06830, and the telephone number of our Manager’s executive offices is (203) 883-1944.

Officers of Our Manager

The following table sets forth certain information with respect to the executive officers of our Manager.

Officer	Age	Position Held with Our Manager
Brandon E. Lacoff	45	Chief Executive Officer and President
Martin Lacoff	72	Chief Strategic Officer

Manager Biographical Information

Set forth below is biographical information for the executive officers of our Manager.

Brandon Lacoff, Esq.

Mr. Lacoff is the Founder of Belpointe, a private equity investment firm, and has been Belpointe’s Chief Executive Officer since its founding in 2011. From 2004 to 2011, Mr. Lacoff was a Managing Director and the Co-Founder of Belray Capital, a Greenwich, Connecticut based real estate and investment firm, which was acquired by Belpointe in 2011. Belpointe is known for such developments as its luxury residential developments in Greenwich (Beacon Hill of Greenwich) to its class A apartments in Norwalk, Connecticut (The Waypointe District) and Stamford, Connecticut (Baypointe). Belpointe owns several operating businesses throughout the region, including Belpointe Asset Management LLC, a financial asset management firm that manages over $1 billion in tradable securities. Mr. Lacoff and his executive team bring financial strength, operational expertise and investing discipline to its portfolio of investments. Mr. Lacoff currently serves as the Chairman of the Board of Directors for Belpointe Multifamily Development Fund I, LP, a real estate private equity fund. Mr. Lacoff holds a Juris Doctor degree and a Master’s of Business Administration from Hofstra University and a Bachelor’s degree in Finance from Syracuse University. Mr. Lacoff was selected as a director because of his ability to lead our company and his detailed knowledge of our strategic opportunities, challenges, competition, financial position and business.

Martin Lacoff

Mr. Lacoff is an entrepreneur with over 46 years’ experience in successfully starting, developing and operating businesses within the securities, real estate, and natural resources industries. His considerable professional experience include: former Vice-Chairman and Co-Founder of Walker Energy Partners, one of first publicly traded Master Limited Partnership (MLP) that he brought public; and former Chairman, Founder and General Securities Principal of LaClare Securities, Inc., a NASD broker dealer. Mr. Lacoff was also formerly Vice President of institutional equities at Mitchell Hutchins and later Paine Webber. Mr. Lacoff previously served as a Director of Fortune Natural Resources Corporation, a public company that was listed on the American Stock Exchange, and is currently on the board of directors of the Lion’s Foundation of Greenwich, a charitable organization dedicated to helping the blind and visually impaired. Since 2012, Mr. Lacoff has served as a Board of Director for Belpointe Multifamily Development Fund I, LP, where he helps in real estate investment decisions. Mr. Lacoff is an engineer by training, having graduated from Rensselaer Polytechnic Institute and has a Master’s of Business Administration in Finance from the Simon Business School at University of Rochester. Mr. Lacoff was selected to serve as a director because of his extensive investment and financial experience and detailed knowledge of our acquisition and operational opportunities and challenges.

Management Agreement

We and our Operating Partnership have entered into a management agreement with our Manager, effective as of February 12, 2019, pursuant to which it provides for the day-to-day management of our operations. The management agreement will require our Manager to manage our business affairs in conformity with the investment guidelines and policies that are approved and monitored by our Board of Directors. Our Manager’s role as manager will be under the supervision and direction of our Board of Directors.

Management Services

Subject to our investment strategies and policies and the supervision and direction of our Board of Directors, our Manager will be responsible for (a) the selection, purchase and sale of our real estate investments and assets, (b) our financing activities and (c) providing us with personnel, services and resources. Our Manager will be responsible for our day-

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to-day operations and will perform (or will cause to be performed) such services and activities relating to our assets and operations as may be appropriate, which may include, without limitation, the following:

Investment Advisory and Acquisition Services

•	approve and oversee our overall investment strategy, which will consist of elements such as investment selection criteria, diversification strategies and asset disposition strategies;
•	serve as our investment and financial manager with respect to sourcing, underwriting, acquiring, financing, originating, servicing, investing in and managing a diversified portfolio of commercial properties and other real estate-related assets;
•	adopt and periodically review our investment guidelines;
•	structure the terms and conditions of our acquisitions, sales and joint ventures;
•	enter into leases and service contracts for the properties and other investments;
•	approve and oversee our debt financing strategies;
•	approve joint ventures, limited partnerships and other such relationships with third parties;
•	approve any potential liquidity transaction;
•	obtain market research and economic and statistical data in connection with our investments and investment objectives and policies;
•	oversee and conduct the due diligence process related to prospective investments;
•	prepare reports regarding prospective investments which include recommendations and supporting documentation necessary for our Manager’s investment committee to evaluate the proposed investments; and
•	negotiate and execute approved investments and other transactions.

Offering Services

•	the development of this offering, including the determination of its specific terms;
•	preparation and approval of all marketing materials to be used by us relating to this offering;
•	the negotiation and coordination of the receipt, collection, processing and acceptance of subscription agreements, commissions, and other administrative support functions;
•	creation and implementation of various technology and electronic communications related to this offering; and
•	all other services related to this offering.

Asset Management Services

•	investigate, select, and, on our behalf, engage and conduct business with such persons as our Manager deems necessary to the proper performance of its obligations under our management agreement, including but not limited to consultants, accountants, lenders, technical managers, attorneys, corporate fiduciaries, escrow agents, depositaries, custodians, agents for collection, insurers, insurance agents, developers, property managers, leasing and investment sale brokers, construction companies and any and all persons acting in any other capacity deemed by our Manager necessary or desirable for the performance of any of the services under our management agreement;
•	monitor applicable markets and obtain reports (which may be prepared by our Manager or its affiliates) where appropriate, concerning the value of our investments;
•	monitor and evaluate the performance of our investments, provide management services to us and perform and supervise the various management and operational functions related to our investments;
•	formulate and oversee the implementation of strategies for the administration, promotion, management, operation, maintenance, improvement, financing and refinancing, marketing, leasing and disposition of investments on an overall portfolio basis; and
•	coordinate and manage relationships between us and any joint venture partners.
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Accounting and Other Administrative Services

•	manage and perform the various administrative functions necessary for our day-to-day operations;
•	provide or arrange for administrative services, legal services, office space, office furnishings, personnel and other overhead items necessary and incidental to our business and operations;
•	provide financial and operational planning services and portfolio management functions;
•	maintain or arrange for the maintenance of accounting data and any other information concerning our activities as will be required to prepare and to file all periodic financial reports and returns required to be filed with the SEC and any other regulatory agency, including annual financial statements;
•	maintain or arrange for the maintenance of all appropriate company books and records;
•	oversee tax and compliance services and risk management services and coordinate with appropriate third parties, including independent accountants and other consultants, on related tax matters;
•	supervise the performance of such ministerial and administrative functions as may be necessary in connection with our daily operations;
•	provide us with all necessary cash management services;
•	manage and coordinate with the transfer agent, if any, the process of making dividends and payments to stockholders;
•	evaluate and obtain adequate insurance coverage based upon risk management determinations;
•	provide timely updates related to the overall regulatory environment affecting us, as well as managing compliance with regulatory matters;
•	evaluate our corporate governance structure and appropriate policies and procedures related thereto; and
•	oversee all reporting, record keeping, internal controls and similar matters in a manner to allow us to comply with applicable law.

Stockholder Services

•	determine our distribution policy;
•	approve amounts available for redemptions of shares of our common stock; and
•	manage communications with our stockholders, including answering phone calls, preparing and sending written and electronic reports and other communications.

Financing Services

•	identify and evaluate potential financing and refinancing sources, engaging a third party broker if necessary;
•	negotiate terms of, arrange and execute financing agreements;
•	manage relationships between us and our lenders, if any; and
•	monitor and oversee the service of our debt facilities and other financings, if any.

Disposition Services

•	evaluate and approve potential asset dispositions, sales or liquidity transactions; and
•	structure and negotiate the terms and conditions of transactions pursuant to which our assets may be sold.

Pursuant to the terms of the management agreement, our Manager may retain, for and on our behalf, such additional services, including property management, leasing and construction services, as our Manager deems necessary or advisable in connection with our management and operations, which may include obtaining such services from our Manager or its affiliates, the costs of which will be in addition to the asset management fee; provided, that any such services may only be provided by our Manager or its affiliates to the extent such services are on arm’s-length terms and competitive market rates in relation to terms that are then customary for agreements regarding the provision of such services to companies that have assets similar in type, quality and value to our assets and our subsidiaries’ assets.

Liability and Indemnification

Pursuant to the management agreement, our Manager will not assume any responsibility other than to render the services called for thereunder in good faith. It will not be responsible for any action of our Board of Directors in following or

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declining to follow its advice or recommendations, including as set forth in the investment guidelines. Our Manager will maintain a contractual as opposed to a fiduciary relationship with us. However, to the extent that employees of our Manager also serve as our officers or directors, such officers and directors will owe us duties under Maryland law in their capacity as officers and directors, which may include the duty to exercise reasonable care in the performance of such officers’ or directors’ responsibilities, as well as the duties of loyalty, good faith and candid disclosure. Under the terms of the management agreement, our Manager and its affiliates, and any of their members, principals, stockholders, managers, partners, personnel, officers, directors, employees, consultants, agents and any person providing sub-advisory services to our Manager, will not be liable to us, our directors, stockholders, partners or members for any acts or omissions (including errors that may result from ordinary negligence, such as errors in the investment decision-making process) performed in accordance with and pursuant to the management agreement, except by reason of acts or omissions constituting bad faith, willful misconduct, gross negligence, or reckless disregard of their duties under the management agreement, as determined by a final non-appealable order of a court of competent jurisdiction. We have agreed to indemnify our Manager, its affiliates and any of their officers, stockholders, members, partners, managers, directors, personnel, employees, consultants and any person providing sub-advisory services to our Manager with respect to all expenses, losses, damages, liabilities, demands, charges and claims arising from acts of our Manager not constituting bad faith, willful misconduct, gross negligence, or reckless disregard of duties, arising from acts or omissions performed in good faith in accordance with and pursuant to the management agreement. Our Manager has agreed to indemnify us, our directors, officers, stockholders, partners or members and any persons controlling us with respect to all expenses, losses, damages, liabilities, demands, charges and claims arising from acts or omissions of our Manager constituting bad faith, willful misconduct, gross negligence or reckless disregard of its duties under the management agreement or any claims by our Sponsor’s employees relating to the terms and conditions of their employment by Sponsor. Notwithstanding the foregoing, our Sponsor may carry errors and omissions and other customary insurance coverage upon the completion of this offering.

Management Team

Pursuant to the terms of the management agreement, our Manager will be required to provide us with a portion of our management team, including a Chief Executive Officer and such other positions as requested by our Board of Directors, along with appropriate support personnel, to provide the management services to be provided by our Manager to us. None of the officers or employees of our Sponsor will be dedicated exclusively to us. Members of our management team will be required to devote such time as is necessary and appropriate commensurate with the level of our activity.

Our Manager will be required to refrain from any action that, in its sole judgment made in good faith, (a) is not in compliance with the investment guidelines, (b) would adversely and materially affect our qualification as a REIT under the Code or our status as an entity intended to be excluded or exempted from investment company status under the Investment Company Act, or (c) would violate any law, rule or regulation of any governmental body or agency having jurisdiction over us or that would otherwise not be permitted by our charter or bylaws. If our Manager is ordered to take any action by our Board of Directors, our Manager will promptly notify our Board of Directors if it is our Manager’s judgment that such action would adversely and materially affect such status or violate any such law, rule or regulation or our charter or bylaws. Our Manager, its affiliates and any of their members, principals, stockholders, managers, partners, personnel, officers, directors, employees, consultants, agents and any person providing sub-advisory services to our Manager will not be liable to us, our Board of Directors, our stockholders, partners or members, for any act or omission by our Manager or any of its affiliates, except as provided in the management agreement.

Term and Termination

The management agreement may be amended or modified by agreement between us and our Manager. The initial term of the management agreement expires on the fifth anniversary of the effective date of the agreement and will be automatically renewed for a one-year term each anniversary date thereafter unless previously terminated as described below. Our Independent Committee will review our Manager’s performance and, following the initial term, the management agreement may be terminated annually upon the affirmative vote of the majority of our Independent Committee, based upon unsatisfactory performance that is materially detrimental to us taken as a whole. We must provide 180 days’ prior notice of any such termination. During the initial five-year term of the management agreement, we may not terminate the management agreement except for cause.

We may also terminate the management agreement at any time, including during the initial term, with 30 days’ prior written notice from our Board of Directors for cause, which is defined as:

•	our Manager’s continued breach of any material provision of the management agreement following a period of 30 days after written notice thereof (or 45 days after written notice of such breach if our Manager, under certain circumstances, has taken steps to cure such breach within 30 days of the written notice);
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•	the commencement of any proceeding relating to the bankruptcy or insolvency of our Manager, including an order for relief in an involuntary bankruptcy case or our Manager authorizing or filing a voluntary bankruptcy petition;
•	any change of control of our Manager which our Independent Committee determines is materially detrimental to us taken as a whole;
•	our Manager committing fraud against us, misappropriating or embezzling our funds, or acting, or failing to act, in a manner constituting bad faith, willful misconduct, gross negligence or reckless disregard in the performance of its duties under the management agreement; provided, however, that if any of these actions is caused by an employee, personnel and/or officer of our Manager or one of its affiliates and our Manager (or such affiliate) takes all necessary and appropriate action against such person and cures the damage caused by such actions within 30 days of our Manager’s actual knowledge of its commission or omission, the management agreement shall not be terminable; in addition, if our Manager (or such affiliate) diligently takes necessary and appropriate action to cure the damage caused by such actions in the first 30 days of our Manager’s actual knowledge of its commission or omission, our Manager (or such affiliate) will have a total of 180 days in which to cure such damage before the management agreement shall become terminable; or
•	the dissolution of our Manager.

Our Manager may assign the agreement in its entirety or delegate certain of its duties under the management agreement to any of its affiliates without the approval of our Board of Directors so long as our Manager remains liable for any such affiliate’s performance, and if such assignment or delegation does not require our approval under the Investment Advisers Act.

Our Manager may terminate the management agreement if we become required to register as an investment company under the Investment Company Act, with such termination deemed to occur immediately before such event. Our Manager may decline to renew the management agreement by providing us with 180 days’ written notice prior to the expiration of the initial term or the then current automatic renewal term. In addition, if we default in the performance of any material term of the agreement and the default continues for a period of 30 days after written notice to us specifying such default and requesting the same be remedied in 30 days (or 45 days after the written notice of such breach of if we, under certain circumstances, have taken steps to cure such breach within 30 days of the written notice), our Manager may terminate the management agreement.

We may not assign our rights or responsibilities under the management agreement without the prior written consent of our Manager, except in the case of assignment to another REIT or other organization which is our successor, in which case such successor organization will be bound under the management agreement and by the terms of such assignment in the same manner as we are bound under the management agreement.

Management Compensation and Expense Reimbursements

We do not maintain an office or directly employ personnel. Instead, we rely on the facilities and resources of our Manager to manage our day-to-day operations.

Our Manager and its affiliates are entitled to receive fees and expense reimbursements for services relating to this offering and the investment and management of our assets, including a quarterly asset management fee. See “Management Compensation” for a detailed explanation of the fees and expenses payable to our Manager and its affiliates. Neither our Manager nor its affiliates will receive any selling commissions or dealer manager fees in connection with the offer and sale of shares of our common stock.

Allocation of Investment Opportunities

Our Sponsor has in the past established and sponsored private equity real estate funds, and in the future expects to establish and sponsor additional real estate funds, including additional REIT offerings, as well as other potential investment vehicles. Our Sponsor’s funds do, and any future investment vehicles may, have investment criteria similar to ours. If a sale, financing, investment or other business opportunity would be suitable for more than investment vehicle, our Manager’s investment committee will allocate it according to the policies and procedures adopted by our Manager. Any allocation of this type may involve the consideration of a number of factors that our Sponsor’s real estate professionals may determine to be relevant, including:

•	the investment objectives and criteria of our Sponsor’s various investment vehicles;
•	the cash requirements of our Sponsor’s various investment vehicles;
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•	the effect of the investment on the diversification of the portfolios of our Sponsor’s various investment vehicles by type of investment, and risk of investment;
•	the policy of our Sponsor’s various investment vehicles relating to leverage;
•	the anticipated cash flow of the asset to be acquired;
•	the income tax effects of the purchase on our Sponsor’s various investment vehicles;
•	the size of the investment; and
•	the amount of funds available to our Sponsor’s various investment vehicles.

Support Agreement

Our Manager has entered into a support agreement with our Sponsor. Pursuant to this agreement, our Manager will be provided with access to, among other things, our sponsor’s portfolio management, asset valuation, risk management and asset management services as well as administration services addressing legal, compliance, investor relations and information technologies necessary for the performance by our Manager of its duties in exchange for a fee representing our Manager’s allocable cost for these services. The fee paid by our Manager pursuant to the support agreement will not constitute a reimbursable expense under the management agreement. However, under the support agreement, our sponsor will be entitled to receive reimbursement of expenses incurred on behalf of us or our Manager that we are required to pay our Manager under the management agreement.

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Management

Board of Directors

We operate under the direction of our Board of Directors, the members of which are accountable to us and our stockholders as fiduciaries. Our Board of Directors has retained our Manager to direct the management of our business and affairs, manage our day-to-day affairs, and implement our investment strategy, subject to our Board of Directors’ supervision. The current Board members are Brandon Lacoff, Martin Lacoff, Shawn Orser, Dean Drulias and Ronald Young, Jr.. Our Chief Executive Officer is Brandon Lacoff and our Chief Strategic Officer is Martin Lacoff.

Our Board of Directors will be classified into three classes. Martin Lacoff and Shawn Orser are Class II directors and Brandon Lacoff and Dean Drulias are Class III directors and Ronald Young, Jr. is a Class I director. The Class I directors will be elected for an initial term ending at the annual meeting of the stockholders the year after election and until his or her successor is elected and qualified. Subsequent Class I directors will be elected for successive terms ending at the annual meeting of the stockholders the third year after election and until his or her successor is elected and qualified. The Class II directors will be elected for an initial term ending at the annual meeting of the stockholders the second year after election and until his or her successor is elected and qualified. Subsequent Class II directors will be elected for successive terms ending at the annual meeting of the stockholders the third year after election and until his or her successor is elected and qualified. The Class III directors will be elected for an initial term ending at the annual meeting of the stockholders the third year after election and until his or her successor is elected and qualified. Subsequent Class III directors will be elected for successive terms ending at the annual meeting of the stockholders the third year after election and until his or her successor is elected and qualified.

Brandon Lacoff and Martin Lacoff are also executive officers of our Manager and serve on the investment committees for affiliates of our Manager. In order to ameliorate the risks created by conflicts of interest, our Board of Directors will create a committee to address any potential conflicts comprised of all of our independent directors (the “Independent Committee”). An independent director is a person who is not an officer or employee of our Manager or its affiliates. The Independent Committee will act upon conflicts of interest matters, including transactions between us and our Manager. For more details, see “Conflicts of Interest and Related Party Transactions.”

Although the number of Board members may be increased or decreased, a decrease may not have the effect of shortening the term of any incumbent director. Any director may resign at any time or may be removed for fraud, gross negligence or willful misconduct as determined by non-appealable decision of a court of competent jurisdiction, or by the stockholders upon the affirmative vote of at least two-thirds of all the votes entitled to be cast at a meeting called for the purpose of the proposed removal. The notice of the meeting will indicate that the purpose, or one of the purposes, of the meeting is to determine if the director will be removed.

Our charter and bylaws provide that any and all vacancies on our Board of Directors may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum, and any individual elected to fill such vacancy will serve for the remainder of the full term of the class in which the vacancy occurred and until a successor is duly elected and qualifies.

Our charter and bylaws provide that any action required or permitted to be taken at any meeting of the stockholders may be taken without a meeting with the unanimous consent, in writing or by electronic transmissions, of each stockholder entitled to vote on the matter.

Under Maryland law, our directors must perform their duties in good faith and in a manner each director believes to be in our best interests. Further, our directors must act with such care as a prudent person in a similar position would use under similar circumstances, including exercising reasonable inquiry when taking actions. However, our directors and executive officers are not required to devote all of their time to our business and must devote only such time to our affairs as their duties may require. We do not expect that our directors will be required to devote a substantial portion of their time to us in discharging their duties. For more details, see “Conflicts of Interest and Related Party Transactions.”

Our general investment and borrowing policies are set forth in this offering circular. Our directors may establish written policies on investments and borrowings and will monitor our administrative procedures, investment operations and performance to ensure that our executive officers and Manager follow these policies and that these policies continue to be in the best interests of our stockholders. Unless modified by our directors, we will follow the policies on investments and borrowings set forth in this offering circular.

Committees of our Board of Directors

Our Board of Directors may delegate many of its powers to one or more committees. As of the date of this offering circular, our Board of Directors has established an audit committee.

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Audit Committee

We have established an audit committee consisting of Martin Lacoff and our independent directors Dean Drulias and Shawn Orser. Martin Lacoff is the chairman of the audit committee. The audit committee’s duties include, without limitation:

•	reviewing and discussing with management and the independent auditor the annual audited financial statements;
•	discussing with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of our financial statements;
•	monitoring the independence of the independent auditor;
•	verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;
•	inquiring and discussing with management our compliance with applicable laws and regulations;
•	pre-approving all audit services and permitted non-audit services to be performed by our independent auditor, including the fees and terms of the services to be performed;
•	appointing or replacing the independent auditor; and
•	determining the compensation and oversight of the work of the independent auditor for the purpose of preparing or issuing an audit report or related work.

 Executive Officers and Directors

We have provided below certain information about our Company’s directors and executive officers.

Name	Age	Position Held
Brandon E. Lacoff	45	Chairman of the Board, Chief Executive Officer and President
Martin Lacoff	72	Vice Chairman of the Board, Chief Strategic Officer
Dean Drulias	72	Director
Shawn Orser	44	Director
Ronald Young Jr.	45	Director

The address of each director listed is 125 Greenwich Avenue, 3rd Floor, Greenwich, CT 06830. Set forth below is biographical information with respect to our directors. Biographical information for each of our management directors may be found above in “Our Manager and the Management Agreement—Management Biographical Information.”

Dean Drulias, Esq.

Since 2002, Mr. Drulias has been practicing private law in Westlake Village, California. Mr. Drulias formerly served as Director, Corporate Secretary and General Counsel of Fortune Natural Resources Corporation, a public oil and gas exploration and production services company that was listed on the American Stock Exchange. Mr. Drulias was also a stockholder and a practicing attorney at the law firm of Burris, Drulias & Gartenberg, where he specialized in the areas of energy, environmental and real property law. Mr. Drulias received his undergraduate degree from the University of California Berkley and has a Juris Doctor degree from Loyola Law School. Mr. Drulias is a member of the California and Texas State Bars. Mr. Drulias was selected as a director because of his senior executive officer and board service experience

Shawn Orser

Since 2009, Mr. Orser has been the President of Seaside Financial & Insurance Services, a San Diego, California based investment advisory firm. Mr. Orser began his career in finance supporting an Index Arbitrage desk at RBC Dominion Securities, then moved to Merrill Lynch where he worked on the trading desk for the Equity Linked Products Group. Thereafter, he then joined Titan Capital, a New York City based hedge fund where he traded equity derivatives, then worked as a proprietary trader for Remsemberg Capital trading equity and option strategies. Afterwards, he moved to the retail side of the investment management business with Northwestern Mutual, then later joined Seaside Financial & Insurance Services. Mr. Orser earned his Bachelor’s Degree in Finance from Syracuse University. Mr. Orser was selected as a director because of his extensive investment and finance experience.

Ronald Young, Jr.

Since 2010, Mr. Young has been the President and Co-founder of Tri-State LED, a subsidiary of Revolution Lighting Technologies (NASDAQ: RVLT), which provides LED solutions to commercial, industrial and municipal organizations. Prior to 2010, Mr. Young was a managing director and co-founder of Belray Capital, a Greenwich, Connecticut based real estate and investment firm, which was later acquired by Belpointe. Mr. Young has also held several positions in the investment and financial industry with MAC Pension Inc., Strategies for Wealth Strategies (an agency of The Guardian Life Insurance Company of America), and AG Edwards & Sons Inc. (now Wells Fargo Advisors). Ron earned his undergraduate degree from the University of Connecticut. Mr. Young was selected as a director because of his extensive investment and real estate development experience.

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Advisory Board

Our Board of Directors has created an Advisory Board to provide it and the Manager advice regarding, among other things, potential investments, general market conditions and debt and equity financing opportunities. The Advisory Board will initially consist of Patrick Brogan, Jeffrey Dunne, Fred Stoleru and Mark Weissman. The members of the Advisory Board will not participate in meetings of our Board of Directors unless specifically invited to attend. The Advisory Board will meet at such times as requested by our Board of Directors or our Manager. The members of the Advisory Board can be appointed and removed and the number of members of the Advisory Board may be increased or decreased by the Manager at any time and for any reason. The appointment and removal of members of the Advisory Board do not require approval of the Company’s stockholders. Set forth below is biographical information with respect to the initial members of the Advisory Board.

Patrick Brogan

Mr. Brogan is the President of BB Land Holdings, a private real estate investment company, and an Officer of the Black-Brogan Foundation, a family foundation focused on empowerment through education. Mr. Brogan’s has extensive background in data networking, as he was an early employee at Breakaway Solutions, Blade Logic, Egenera, and Fuze. Over the years Mr. Brogan’s role ranged from Engineering to Sales, to Investor, and ultimately Board of Directors. Mr. Brogan’s extensive business background made him into an expert investor and advisor to early-stage businesses. Mr. Brogan holds a Bachelor’s degree from Boston College.

Jeffrey Dunne

Mr. Dunne is currently the vice chairman of institutional capital markets for CBRE Group Inc., the world’s largest commercial real estate services and investment firm. Mr. Dunne has over 33 years of experience in the real estate investment banking business as an advisor and transactional agent for retail, office, apartments, industrial and new development projects, with over $30 billion investment transactions. Jeff received a Master’s of Business Administration degree from New York University and a Bachelor’s degree from Pennsylvania State University.

Fred Stoleru

Mr. Stoleru is the President and Chief Executive Officer of Atlas Resources LLC and Vice President of the general partner of Atlas Growth Partners, L.P, which owns and operates natural gas drilling partnerships. In addition to experience at Atlas, Mr. Stoleru has a considerable professional experience that includes serving as: Vice President of Business Development at Resource Financial Institutions Group, Inc.; Principal of NPV/Direct Invest; Associate at the Capital Transactions Group of the Shorenstein Company; Investment Banking Associate with JP Morgan Investment Management. Mr. Stoleru received a Master’s of Business Administration degree from Georgetown University and a Bachelor of Science degree in business from the University of Delaware. Mr. Stoleru holds FINRA Series 7 and 63 licenses.

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Mark Weissman

Mr. Weissman is a Director of Tidhar Group Ltd., an Israeli based real estate construction and development company that initiates, builds and markets residential, commercial and industrial projects in Israel and around the world. Prior to Tidhar Group, Mr. Weissman was also the Founder and Managing Partner of Caspian Capital Partners and a Partner of Mariner Investment Group, where he managed Corporate Bond Trading. Mr. Weissman began his career in Wall Street as one of the early traders in the foreign exchange derivatives market, where he served as the Managing Director for Bear, Stearns & Co., Inc., then later with Cantor Fitzgerald & Co. Mr. Weissman holds a Master’s of Business Administration degree at New York University Business School and is a cum laude graduate of New York University.

Compensation of Officers and Directors

Our Board of Directors has the authority to fix the compensation of all officers that it selects and may pay compensation to directors for services rendered to us in any other capacity. A member of our Board of Directors who is also an employee of our Manager or our Sponsor is referred to as an employee director. Employee directors will not receive compensation for serving on our Board of Directors. Our Board of Directors has approved a compensation program for our non-employee directors, which will take effect upon completion of this offering and will consist of annual retainer fees and equity awards.

Under the program, each non-employee director will be entitled to receive an annual retainer of $20,000. Each non-employee director will have the option to elect to receive up to $10,000 of the annual retainer in cash, with the remainder consisting of stock. Annual retainers will be paid in quarterly in arrears.

Each member of our Advisory Board will receive an annual retainer of $10,000. Each member of the Advisory Board will have the option to elect to receive up to the entire $10,000 retainer in cash, with the remainder, if any, consisting of stock. Annual retainers will be paid quarterly in arrears.

We will also reimburse each of our directors and members of the Advisory Board for their travel expenses incurred in connection with their attendance at meetings, if any. We have not made any payments to any of our directors to date.

Compensation of Executive Officers

We do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us. Each of the executive officers of our Manager also serves as an executive officer of the Company. Each of these individuals receives compensation for his services, including services performed for us on behalf of our Manager, from the Manager. As executive officers of our Manager, these individuals will serve to manage our day-to-day affairs, oversee the review, selection and recommendation of investment opportunities, service acquired investments and monitor the performance of these investments to ensure that they are consistent with our investment objectives. Although we will indirectly bear the costs of the compensation paid to these individuals, through fees we pay to our Manager, we do not intend to pay any compensation directly to these individuals.

Limited Liability and Indemnification of Directors, Officers, Employees and Other Agents

For information concerning limitations of liability and indemnification and advancement rights applicable to our directors and officers, see “Description of Capital Stock and Certain Provisions of Maryland Law, Our Charter and Bylaws—Indemnification and Limitation of Directors’ and Officers’ Liability.”

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Management Compensation

Our Manager and its affiliates will receive fees and expense reimbursements for services relating to this offering and the investment and management of our assets. The items of compensation are summarized in the following table. Neither our Manager nor its affiliates will receive any selling commissions or dealer manager fees in connection with the offer and sale of shares of our common stock.

Form of Compensation	Determination of Amount	Estimated Amount
Organization and Offering Expenses — Manager	Our Manager has paid and will continue to pay organization and offering expenses on our behalf. We have and will continue to reimburse our Manager for organizational and offering costs and expenses incurred on our behalf. We expect organization and offering expenses to be approximately $250,000 or, if we raise the maximum offering amount, approximately 0.50% of gross offering proceeds. The organization and offering expenses will also include all marketing expenses incurred by our Manager in connection with this offering, including, without limitation, fees and travel expenses to attend retail seminars and customary lodging, meals and reasonable entertainment expenses associated therewith.	As of December 31, 2019, our organization and offering expenses were approximately $132,193. We expect to incur approximately $250,000 in aggregate organization and offering expenses if we raise the maximum offering amount.
Asset Management Fee — Manager	Quarterly asset management fee equal to an annualized rate of 0.75%, which will be based on our NAV at the end of each prior quarter.	Actual amounts are dependent upon the offering proceeds we raise (and any leverage we employ) and the results of our operations; we cannot determine these amounts at the present time.
Other Operating Expenses — Manager	We reimburse our Manager for out-of-pocket expenses paid to third parties in connection with providing services to us. In addition, we reimburse our Manager for our allocable portion of the salaries, benefits and overhead of personnel providing service to us. The Manager and/or one or more of its affiliates will also be reimbursed for customary acquisition expenses (including expenses related to potential transactions that are not closed), such as legal fees and expenses, costs of due diligence (including, without limitation, appraisals, surveys, engineering reports and environmental site assessments), travel and communications expenses, accounting fees and expenses and other closing costs and miscellaneous expenses related to the acquisition of real estate.	Actual amounts are dependent upon the results of our operations; we cannot determine these amounts at the present time
Participation in Distributions — Manager	Our Manager will be issued a management interest equal to 5% of our outstanding capital stock, subject to anti-dilution protection. As a result, at any time we make a distribution to our stockholders, other than distributions representing a return of capital, whether from continuing operations, net sale proceeds or otherwise, our Manager is entitled to receive 5% of the aggregate amount of such distribution.	Actual amounts are dependent upon the results of our operations; we cannot determine these amounts at the present time
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Property Management Oversight Fee –Manager or an Affiliate	In addition, our Manager, or an affiliate of our Manager, will be paid an annual property management oversight fee, to be paid by each property owner, equal to 1% of the revenue generated by the applicable property.	Actual amounts are dependent upon the results of our operations; we cannot determine these amounts at the present time
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Principal Stockholders

The following table sets forth the beneficial ownership of shares of our common stock for (i) each person who is expected to be the beneficial owner of 5% or more of our outstanding common stock or 5% or more of our outstanding common stock as of the date of this offering circular, (ii) each director and executive officer of the Company, and (iii) the directors and executive officers of the Company as a group. To our knowledge, each person that beneficially owns shares of our common stock has sole voting and disposition power with regard to such shares.

Unless otherwise indicated below, each person or entity has an address in care of our principal executive offices at 125 Greenwich Avenue, 3rd Floor, Greenwich, CT 06830.

	Common Stock
Name of Beneficial Owner(1)	Number of Shares Beneficially Owned	Percentage of All Shares

5% Stockholders:
--	-	-%

Executive Officers and Directors:
Brandon E. Lacoff (1)(2)	100	0.02%
Martin Lacoff	-	-

All directors and executive officers as a group (2 persons)	100	0.02%
(1)	Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person, directly or indirectly, has or shares “voting power,” which includes the power to vote, or to direct the voting of, such security, and/or “investment power,” which includes the power to dispose, or to direct the disposition of, such security. A person also is deemed to be a beneficial owner of any securities which that person has a right to acquire within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he or she has no economic or pecuniary interest.
(2)	Brandon Lacoff has indirect control over the voting and disposition of the shares of our common stock owned by Belpointe, LLC.
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Conflicts of Interest and Related Party Transactions

We are subject to various conflicts of interest arising out of our relationship with our Manager, our Sponsor and their affiliates. We discuss these conflicts below and conclude this section with a discussion of the corporate governance measures we have adopted to mitigate some of the risks posed by these conflicts.

Our Affiliates’ Interests in Other Belpointe Entities

General

The officers, directors and the key real estate professionals of our Manager who perform services for us on behalf of our Manager are also officers, directors, managers, and/or key professionals of our Sponsor. These persons have legal obligations with respect to those entities that are similar to their obligations to us. In the future, these persons and other affiliates of our Sponsor may organize other real estate-related programs, including other REITs, and acquire for their own account real estate-related investments that may be suitable for us.

Allocation of Investment Opportunities

We rely on our Sponsor’s executive officers and key real estate professionals who act on behalf of our Manager to identify suitable investments. Our Sponsor has in the past established and sponsored funds, and in the future expects to establish and sponsor additional real estate funds, as well as other potential investment vehicles. Any future investment vehicles may have investment criteria similar to ours. If a sale, investment or other business opportunity would be suitable for more than one investment vehicle sponsored by our Sponsor, our Manager will allocate it according to the policies and procedures adopted by our Manager. Any allocation of this type may involve the consideration of a number of factors that our Manager’s investment committee may determine to be relevant. The factors that our Manager real estate professionals could consider when determining the particular investment vehicle for which an investment opportunity would be the most suitable include the following:

•	the investment objectives and criteria of our Sponsor’s various investment vehicles;
•	the cash requirements of our Sponsor’s various investment vehicles;
•	the effect of the investment on the diversification of the portfolios of our Sponsor’s various investment vehicles by type of investment, and risk of investment;
•	the policy of our Sponsor’s various investment vehicles relating to leverage;
•	the anticipated cash flow of the asset to be acquired;
•	the income tax effects of the purchase on our Sponsor’s various investment vehicles;
•	the size of the investment; and
•	the amount of funds available to our Sponsor’s various investment vehicles.

If a subsequent event or development causes any investment, in the opinion of our Manager’s real estate professionals, to be more appropriate for another investment vehicle sponsored by our Sponsor, they may offer the investment to such investment vehicle.

Except under any policies that may be adopted by our Manager, which policies will be designed to minimize conflicts among the affiliates of our Sponsor, no investment vehicle sponsored by our Sponsor will have any duty, responsibility or obligation to refrain from:

•	engaging in the same or similar activities or lines of business as any other investment vehicle sponsored by our Sponsor;
•	doing business with any potential or actual tenant, lender, purchaser, supplier, customer or competitor of any other investment vehicle sponsored by our Sponsor;
•	engaging in, or refraining from, any other activities whatsoever relating to any of the potential or actual tenants, lenders, purchasers, suppliers or customers of any other investment vehicle sponsored by our Sponsor;
•	establishing material commercial relationships with another investment vehicle sponsored by our Sponsor; or
•	making operational and financial decisions that could be considered to be detrimental to another investment vehicle sponsored by our Sponsor.

In addition, any decisions by our Manager to renew, extend, modify or terminate an agreement or arrangement, or enter into similar agreements or arrangements in the future, may benefit one entity of our Sponsor more than another entity of

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our Sponsor or limit or impair the ability of any entity of our Sponsor to pursue business opportunities. In addition, third parties may require as a condition to their arrangements or agreements with or related to any one particular entity of our Sponsor that such arrangements or agreements include or not include another entity of our Sponsor, as the case may be. Any of these decisions may benefit one entity of our Sponsor more than another entity of our Sponsor.

Allocation of Our Affiliates’ Time

We rely on our Sponsor’s key real estate professionals who act on behalf of our Manager, Brandon Lacoff and Martin Lacoff, for the day-to-day operation of our business. Brandon Lacoff and Martin Lacoff are also executive officers and/or members of our Sponsor and its affiliates. As a result of their interests in other affiliates of our Sponsor, their obligations to other investors and the fact that they engage in and will continue to engage in other business activities on behalf of themselves and others, Brandon Lacoff and Martin Lacoff will face conflicts of interest in allocating their time among us, our Manager and other affiliates of our Sponsor and other business activities in which they are involved. However, we believe that our Manager and its affiliates have sufficient real estate professionals to fully discharge their responsibilities to the affiliates of our Sponsor for which they work.

Receipt of Fees and Other Compensation by our Manager and its Affiliates

Our Manager and its affiliates will receive an asset management fee from us, which fee has not been negotiated at arm’s length with an unaffiliated third party. This fee could influence our Manager’s advice to us as well as the judgment of affiliates of our Manager, some of whom also serve as our Manager’s officers and directors and the key real estate professionals of our Sponsor. Among other matters, these compensation arrangements could affect their judgment with respect to:

•	the continuation, renewal or enforcement of provisions in our management agreement involving our Manager and its affiliates, or the support agreement between our Manager and our Sponsor;
•	public offerings of equity by us, which will likely entitle our Manager to an increase in the asset management fee;
•	acquisitions of investments from other Sponsor entities, which might entitle affiliates of our Manager or Sponsor to profit participations or to fees in connection with services for the seller;
•	whether and when we seek to list shares of our common stock on a stock exchange or other trading market;
•	whether we seek stockholder approval to internalize our management, which may entail acquiring assets (such as office space, furnishings and technology costs) and the key real estate professionals of our Sponsor who are performing services for us on behalf of our Manager for consideration that would be negotiated at that time and may result in these real estate professionals receiving more compensation from us than they currently receive from our Sponsor;
•	whether and when we seek to sell the company or its assets; and
•	whether and when we merge or consolidate our assets with other companies, including companies affiliated with our Manager.

Duties Owed by Some of Our Affiliates to Our Manager and our Manager’s Affiliates

Our Manager’s officers and directors and key real estate professionals performing services on behalf of our Manager are also officers, directors, managers and/or key professionals of:

•	Beacon Hill II Investments, LLC; and
•	Belpointe Multifamily Development Fund I, LP

As a result, they owe duties to each of these entities, their stockholders, members and limited partners. These duties may from time to time conflict with the duties that they owe to us.

No Independent Underwriter

As we are conducting this offering without the aid of an independent underwriter, you will not have the benefit of an independent due diligence review and investigation of the type normally performed by an independent underwriter in connection with the offering of securities. See “Plan of Distribution.”

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Certain Conflict Resolution Measures

Independent Committee

If our Sponsor, our Manager or their affiliates have a conflict of interest with us that is not otherwise covered by an existing policy we have adopted, our Independent Committee will review and approve such affiliate transactions. Affiliate transactions are defined as transactions between our Sponsor, our Manager or their affiliates, on the one hand, and us or one of our subsidiaries, on the other hand. Our Manager is only authorized to execute affiliate transactions with the prior approval of the Independent Committee and in accordance with applicable law. Such prior approval may include but not be limited to pricing methodology for the acquisition of assets and/or liabilities for which there are no readily observable market prices.

Our Policies Relating to Conflicts of Interest

In addition to our Manager’s investment allocation policies described above, we have adopted the following policies prohibiting us from entering into certain types of transactions with respect to future investments with our Manager, our Sponsor, their officers or any of their affiliates in order to further reduce the potential for conflicts inherent in transactions with affiliates.

Pursuant to these conflicts of interest policies, we may not engage in the following types of transactions unless such transaction is approved by the Independent Committee:

•	sell or lease any investments to our Manager, our Sponsor, their officers or any of their affiliates; or
•	acquire or lease any investments from our Manager, our Sponsor, their officers or any of their affiliates.

In addition, pursuant to these conflicts of interest policies, we will neither make any loans to our Manager, our Sponsor, their officers or any of their affiliates nor borrow money from our Manager, our Sponsor, their officers or any of their affiliates, except as otherwise provided in the offering circular or unless approved by the Independent Committee. These restrictions on loans will only apply to advances of cash that are commonly viewed as loans, as determined by the Manager. By way of example only, the prohibition on loans would not restrict advances of cash for legal expenses or other costs incurred as a result of any legal action for which indemnification is being sought nor would the prohibition limit our ability to advance reimbursable expenses incurred by our Manager, our Sponsor, their officers or any of their affiliates. Notwithstanding the above, from time to time we may borrow from our Sponsor at a market rate approved by the Independent Committee.

These conflicts of interest policies may be amended at any time in our Manager’s discretion, with the approval of our Board of Directors.

Liability and Indemnification of our Sponsor

We will enter into an indemnification agreement with our Sponsor pursuant to which our Sponsor will not assume any responsibility for any action of our Board of Directors in following or declining to follow the advice or recommendations of our manager. However, to the extent that employees of our Sponsor also serve as our officers or directors, such officers and directors will owe us duties under Maryland law in their capacity as officers and directors, which may include the duty to exercise reasonable care in the performance of such officers’ or directors’ responsibilities, as well as the duties of loyalty, good faith and candid disclosure. Under the terms of the indemnification agreement, our Sponsor and its affiliates, and any of their members, stockholders, managers, partners, personnel, officers, directors, employees, consultants and any person providing sub-advisory services to our Sponsor, will not be liable to us, our directors, stockholders, partners or members for any acts or omissions (including errors that may result from ordinary negligence, such as errors in the investment decision-making process or in the trade process) performed in accordance with and pursuant to the management agreement, except by reason of acts or omissions constituting bad faith, willful misconduct, gross negligence, or reckless disregard of their duties under the management agreement, as determined by a final non-appealable order of a court of competent jurisdiction. We have agreed to indemnify our Sponsor, its affiliates and any of their officers, stockholders, members, partners, managers, directors, personnel, employees, consultants and any person providing sub-advisory services to our Manager with respect to all expenses, losses, damages, liabilities, demands, charges and claims arising from acts of our Manager not constituting bad faith, willful misconduct, gross negligence, or reckless disregard of duties, arising from acts or omissions performed in good faith in accordance with and pursuant to the management agreement.

Related Party Loans and Warehousing of Assets

If we have sufficient funds to acquire only a portion of a real estate investment then, in order to cover the shortfall, we may obtain a related party loan from our Sponsor or its affiliates. Each related party loan will be an obligation of ours, that is payable solely to the extent that such related party loan remains outstanding. As we sell additional shares of common stock in this offering, we will use the proceeds of such sales to pay down the principal and interest of the related party loan, reducing the payment obligation of the related party loan, and our obligation to the holder of the related party loan. We may also utilize related party loans, from time to time, as a form of leverage to acquire real estate assets. From time to time we may borrow from our Sponsor at a market rate approved by the Independent Committee.

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As an alternative means of acquiring investments for which we do not yet have sufficient funds, our Sponsor or its affiliates may close and fund a real estate investment prior to it being acquired by us. This ability to warehouse investments allows us the flexibility to deploy our offering proceeds as funds are raised. We may then acquire such investment at a price equal to the fair market value of such investment, provided that its fair market value is materially equal to its cost (i.e., the aggregate equity capital invested by our Sponsor or its affiliates in connection with the acquisition and during the warehousing of such investments, plus assumption of debt and any costs, such as accrued property management fees and transfer taxes, incurred during or as a result of the warehousing or, with respect to debt, the principal balance plus accrued interest net of any applicable servicing fees).

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Investment Objectives and Strategy

Investment Objectives

Our primary investment objectives are:

•	to preserve, protect and return your capital contribution;
•	to pay attractive and consistent cash distributions;
•	to grow net cash from operations so that an increasing amount of cash flow is available for distributions to investors over the long term; and
•	to realize growth in the value of our investments.

Investment Strategy

We intend to concentrate our early operations on the identification, acquisition and development or redevelopment of properties located within “opportunity zones.” At least 90% of our assets will initially consist of qualified opportunity zone properties, which will enable us to be classified as a “qualified opportunity fund.”

Our initial investments are expected to consist of properties for the construction and/or renovation of multifamily, student housing, senior living, healthcare, industrial, self-storage, hospitality, mixed-use, data centers and solar projects located throughout the United States and its territories. We anticipate our future operations will include the acquisition and development or redevelopment of a wide range of commercial properties located throughout the United States, as well as the acquisition of real estate-related assets, including debt and equity securities issued by other real estate companies, with the goal of increasing distributions and/or capital appreciation. We cannot assure you that we will attain these objectives or that the value of our assets will not decrease. Furthermore, within our investment objectives and policies, our Manager will have substantial discretion with respect to the selection of specific investments and the purchase and sale of our assets. Our Manager’s investment committee will periodically review our investment guidelines to determine whether our investment guidelines continue to be in the best interests of our stockholders. The Company may, at any time and without stockholder approval, cease to be a qualified opportunity fund and acquire assets that do not qualify as qualified opportunity zone investments. There is no prohibition in our charter on the amount or percentage of our assets that may be invested in a single property. Initially, we expect to have a limited number of properties and up to 100% of our assets may be invested in a single property.

In executing on our business strategy, we believe that we will benefit from our Manager’s affiliation with our Sponsor given our Sponsor’s strong track record and extensive experience and capabilities as a fund manager. These competitive advantages include:

•	Our Sponsor’s experience and reputation as a seasoned real estate investment manager, which historically has given it access to a large investment pipeline similar to our targeted assets and the key market data we use to underwrite and portfolio manage assets;
•	Our Sponsor’s relationships with financial institutions and other lenders that originate and distribute commercial real estate debt and other real estate-related products and that finance the types of assets we intend to acquire;
•	Our Sponsor’s acquisition experience, which includes seeking, underwriting and evaluating real estate deals in multifamily and mixed-use properties in various locations throughout the United States and in a variety of market conditions; and
•	Our Sponsor’s asset management experience, which includes actively monitoring each investment through critical property management, leasing, renovation and disposition activities.

Investment Decisions and Asset Management

Within our investment policies and objectives, our Manager’s investment committee will have substantial discretion with respect to the selection of specific investments and the purchase and sale of our assets. We believe that successful real estate investment requires the implementation of strategies that permit favorable purchases and originations, effective asset management and timely disposition of those assets. As such, we have developed a disciplined investment approach that combines the experience of its team of real estate professionals with a structure that emphasizes thorough market research, stringent underwriting standards and an extensive down-side analysis of the risks of each investment. The approach also includes active and aggressive management of each asset acquired.

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We believe that active management is critical to creating value. We will continually re-evaluate the exit strategy of each asset in response to the performance of the individual asset, market conditions and our overall portfolio objectives to determine the optimal time to sell or refinance the asset.

To execute our disciplined investment approach, a team of our real estate professionals take responsibility for the business plan of each investment. The following practices summarize our investment approach:

•	Market Research – The investment team completes exhaustive market diligence on demographics, employment drivers, competing properties, and capital market activity.
•	Physical Research – The investment team engages third party property condition, environmental, zoning and code compliance, and building systems assessments to identify prospective investment deferred maintenance items and to validate capital requirement assumptions.
•	Underwriting Discipline – We follow a tightly controlled and managed process to examine all elements of a potential investment, including, with respect to real property, its location, income- producing capacity, prospects for appreciation, potential for principal loss, tax considerations and liquidity. Only those assets meeting our investment criteria will be accepted for inclusion in our portfolio. In an effort to keep an asset in compliance with those standards, the underwriting team remains involved through the investment life cycle of the asset and consults with the other internal professionals responsible for the asset.
•	Asset Management – Prior to the purchase of an individual asset or portfolio, the Manager’s acquisition team works in tandem with the asset management team to develop an asset business strategy. This is a forecast of the action items to be taken and the capital needed to implement the contemplated business plan in an attempt to achieve the anticipated returns. We review asset business strategies regularly to anticipate changes or opportunities in the market during a given phase of a real estate cycle. We have designed this process to allow for realistic yet aggressive enhancement of value throughout the investment period.

Opportunity and Market Overview

Our Company’s unique real estate investment structure, the “Opportunity Zone REIT,” is expected to disrupt the real estate investment industry through what the Company believes is a unique combination of economic benefits that will be provided to our stockholders, consisting of: (1) multiple capital gain tax benefits, (2) dividend income tax benefit, (3) local and state income tax benefits, (4) no upfront loads or entrance fees, (5) very modest management fees, (6) extremely low carried interest, (7) quarterly liquidity and (8) low minimum investment, which should result in greater investment returns to our stockholders than those generated by traditional private real estate funds and other traditional REITs. Our Company will use multiple investment platform structures to deploy its capital, which are anticipated to give us access to higher quality investment opportunities and better execution of our investment strategies than less diverse investment models (see “Investment Objectives and Strategy—Joint Venture Investment Platforms”). Our Company and its stockholders are also expected to greatly benefit from the resources provided by our Sponsor and its vertically integrated real estate platform and the experience of its principals.

Set forth below is an explanation of the benefits that the Company believes distinguishes it from more traditional real estate investment platforms:

•	Capital Gain Tax Deferral: Capital gains (short-term or long-term) from the sale of any asset that are reinvested in shares of our common stock within 180 days following the disposition of the asset may be excluded from the investor’s gross income until the earlier of December 31, 2026 or the date the investor sells its shares of our common stock.
•	Capital Gain Reduction: Investors will also receive a 10% step-up in the basis of the capital gains that are reinvested in shares of our common stock within 180 days following the disposition of the asset if those shares are held for five years.
•	Capital Gain Tax Exemption: Our stockholders are exempt from federal taxation on capital gains derived from the appreciation of the investment in our common stock for shares that are held for at least 10 years.
•	20% Dividend Deduction: Our stockholders can take the entire 20% federal income deduction on their REIT dividends from the Company, which are typically taxed at ordinary income tax rates. Investors in other real estate platforms, such as partnerships or limited liability companies (“LLCs”), may not be eligible to receive any or all of the 20% deduction due to multiple regulatory limitations that restrict investors’ ability to receive the deduction benefit.
•	No Dual State and Local Income Tax Exposure: Our Company is a C corporation that will elect to be taxed as a REIT. As a result, unlike partnerships or LLCs that are taxed as partnerships, which typically expose their
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investors to state and local income taxes of both the jurisdictions where the properties are located and where the investors are domiciled, our stockholders are only subject to the taxes within the jurisdictions in which they are domiciled.

•	No Up-Front Load, Sale Commissions or Fees: We are not charging any up front load, sale commissions or entrance fees to investors who invest in our Company, unlike the amounts charged by some other real estate platforms that can be as much as 15% of invested capital.
•	Significantly Reduced Management Fee: Belpointe REIT Manager, LLC (our “Manager”) will be paid an annual management fee of only 0.75% of our Company’s net asset value, which is significantly less than the management fees of 1.5%-2.0% typically charged by other real estate platform managers.
•	Significantly Low Carried Interest: Our Manager will be issued a management interest equal to 5% of our outstanding capital stock, subject to anti-dilution protection. This management interest will result in a “carried interest” to our Manager that is significantly less than the carried interest of 20% typically earned by external managers of other REITs and private real estate funds.
•	No Acquisition or Disposition Fees: Our Manager will not be paid any acquisition or disposition fees in connection with the Company’s investments.
•	Public Market Accessibility: Our common stock currently trades on the OTCQX under the ticker symbol “BELP.” As such, our stockholders are able to control the timing and amount of the sale of their investment.
•	Public Company Transparency: Our Company is subject to periodic public reporting requirements under federal securities laws, requiring us to disclose, among other things our financial statements and material changes in our operations. As a result, unlike private real estate platforms, investors in our Company will be provided regular updates regarding our performance.
•	Development Expertise: Our Manager employs a highly qualified team with extensive prior development and construction management experience that will provide our Company with the type of internal development expertise that many other real estate platforms cannot provide to their investors.
•	Multiple Investment Platforms: In order to maximize our development opportunities, we anticipate entering into joint ventures with a variety of joint venture structures consisting of (1) franchise platforms with affiliated development companies in specific regional markets, (2) programmatic platforms with established regional developers with which our Company will have an exclusive relationship to engage in multiple regional investments and (3) traditional local joint venture partnerships for one-off developments.
•	Quarterly Liquidity: We have adopted a Stockholder Redemption Plan through which stockholders, on a quarterly basis, may have the opportunity to have their common stock repurchased, subject to certain restrictions and limitations. Repurchases of shares of our common stock may be made on a quarterly basis under our Stockholder Redemption Plan, subject to a quarterly limit of 5.0% of the shares of our common stock outstanding during the prior calendar quarter.

We cannot guarantee that any funds will be set aside for the redemption plan or whether any funds set aside for the redemption will be sufficient to accommodate all redemption requests. See “Stockholder Redemption Plan.”

•	Minimal Investment Requirements: This offering is being conducted pursuant to Regulation A, which allows for both accredited and other “qualified purchasers” to have access to institutional quality investments. In addition, we have set a low minimum investment amount of $10,000 per investor, which we expect will allow for a broader base of investors to participate in our investments than would be able to invest in more traditional real estate platforms.

We believe that we will be able to provide our stockholders with compelling investment performance on a risk-adjusted basis through (1) the application of our rigorous investment and underwriting standards, (2) the geographic and asset class diversification of our investments and (3) the expected tax benefits from an investment in the Company. We will initially focus on the development and renovation of our qualified opportunity zone investments in opportunity zones that have completed, or are engaged in, the revitalization process, which are expected to be located within 75 miles of metropolitan markets. Given the recent concentration of investment capital in increasingly larger deals in major metropolitan areas, we believe that there will be less competition for our targeted assets. Additionally, we believe that our focus on markets with favorable risk-return characteristics should enable us to achieve higher capital appreciation than would be achievable on similar deals in larger markets.

Belpointe expects that is will be able manage the risk associated with developing or renovating and managing its investments better that other real estate companies due to its access to the resources of our Sponsor. Our Sponsor is a fully

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integrated, well capitalized real estate company that combines investment professionals with construction and asset management professionals, which we believe will enable the Manager to better evaluate and manage the company’s investments to reduce risk and increase returns for our stockholders.

It is important to note that real estate markets are often unpredictable and subject to change over time. As a result, changes may occur that will require us to modify our investment strategy to identify and acquire assets providing attractive risk-adjusted returns.

Targeted Investments

Prior to acquiring an asset, our Manager’s investment committee will perform an individual analysis of the asset to determine whether it meets our investment guidelines. Our Manager’s investment committee will use the information derived from the analysis in determining whether the asset is an appropriate investment for us.

We intend to concentrate our early operations on the identification, acquisition and development or redevelopment of properties located within “qualified opportunity zones.” At least 90% of our assets will initially consist of qualified opportunity zone investments, which will enable us to be classified as a “qualified opportunity fund.” Because we will be a qualified opportunity fund, certain investors in our company will be eligible for favorable capital gains tax treatment on their investments. Our initial investments are expected to consist of properties for the construction and/or renovation of multifamily, student housing, senior living, healthcare, industrial, self-storage, hospitality, mixed-use, data centers and solar projects located throughout the United States and its territories.

We anticipate our future operations will include the acquisition and development or redevelopment of a wide range of commercial properties located throughout the United States, as well as the acquisition of real estate-related assets, including debt and equity securities issued by other real estate companies, with the goal of increasing distributions and/or capital appreciation. As of the date of this offering circular, we have not identified any particular asset to acquire.

We intend to hold our assets for a minimum of two years and potentially in excess of 13 years from the completion of this offering, but may hold longer or sell sooner based on future market conditions or property performance. We believe that holding our assets for this period will enable us to capitalize on the potential for increased income and capital appreciation of such assets while also providing for a level of liquidity consistent with our investment strategy. Tax rules applicable to REITs may also influence our hold periods for each investment.

Qualified Opportunity Zone

The opportunity zone is a new community development program established by Congress in the Tax Cuts and Jobs Act of 2017 to encourage long-term investments in low-income urban and rural communities nationwide. The opportunity zone program provides a tax incentive for investors to re-invest their unrealized capital gains into qualified opportunity funds that are dedicated to investing in opportunity zones designated by the chief executives of every state and territory of the United States.

To be certified as a qualified opportunity zone, the designated census tract must have a poverty rate of at least 20% and be an area for which the median family income does not exceed 80% of the statewide family income or, if located in a metropolitan area, does not exceed 80% of the metropolitan area median family income. Certain census tracts contiguous with low income communities may also be designated as qualified opportunity zone if the median family income of the census tract does not exceed 125% of the median family income of the low income community with which the census tract is contiguous. As of the date of this offering circular, there were more than 8,700 qualified opportunity zones throughout the United States.

In order to be a “qualified opportunity fund,” at least 90% of the fund’s assets need to consist of “qualified opportunity zone property” (the “90% Asset Test”). A qualified opportunity fund must determine whether it meets the 90% Asset Test on each of: (i) the last day of the first six-month period of its taxable year, and (ii) the last day of its taxable year (each a “Semiannual Test Date”). Subject to a one time six-month cure period, for each month following a Semiannual Test Date in which a qualified opportunity fund fails to meet the 90% Asset Test, it will be required to pay a penalty equal to: (1) the excess of (a) the excess of 90% of the fund’s aggregate assets over the aggregate amount of qualified opportunity zone property held by the fund, multiplied by (b) the short-term federal interest rate plus 3%. However, notwithstanding a qualified opportunity fund’s failure to meet the 90% Asset Test, no penalty will be imposed if the fund demonstrates that its failure is due to reasonable cause

Taxpayers must make deferral elections on Form 8949 (Sales and Other Dispositions of Capital Assets), which will need to be attached to their U.S. federal income tax returns for the taxable year in which the capital gain would have been recognized had it not been deferred. In addition, on January 27, 2020, the U.S. Internal Revenue Service (the “IRS”) released new Form, 8997 (Initial and Annual Statement of Qualified Opportunity Fund QOF Investments) which requires eligible taxpayers holding a qualified opportunity fund investment at any point during the tax year to report: (i) qualified opportunity

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fund investments holdings at the beginning and end of the tax year; (ii) current tax year capital gains deferred by investing in a qualified opportunity fund; and (iii) qualified opportunity fund investments disposed of during the tax year.

Subsequent changes in the tax laws or the adoption of new regulations, as well as early dispositions of shares of our common stock, could cause the loss of the anticipated tax benefits. As a result, you are urged to consult with your tax advisors regarding the tax consequences of (1) purchasing, owning or disposing of our common stock, including the federal, state and local tax consequences of investing capital gains in our shares, (3) our election to be taxed as a REIT and our election to be organized as a qualified opportunity and (3) potential changes in the interpretation of the existing tax laws or the adoption of new laws or regulations.

Investments in Real Property

In executing our investment strategy with respect to investments in real property, we will seek to invest in assets that we believe will provide positive cash flow characteristics and/or asset appreciation. To the extent feasible, we will seek to satisfy our investment objectives of achieving attractive cash yields with the potential for capital appreciation. In making investment decisions for us, our Manager’s investment committee will consider relevant real estate property and financial factors, including the location of the property, its income-producing capacity, the prospects for long-term appreciation and its liquidity and income and REIT tax considerations.

We are not limited in the number or size of properties we may acquire or the percentage of net proceeds of this offering that we may invest in a single property. The number and mix of properties we acquire will depend upon real estate and market conditions and other circumstances existing at the time we acquire our properties and the amount of proceeds we raise in this offering.

Our investment in real estate generally will take the form of holding fee title or a long-term leasehold estate, and is expected to be most commonly owned directly through a special purpose entity. We may selectively acquire properties with joint venture partners. In addition, we may purchase properties and lease them back to the sellers of such properties. Although we will use our best efforts to structure any such sale-leaseback transaction such that the lease will be characterized as a “true lease” so that we will be treated as the owner of the property for federal income tax purposes, the IRS could challenge such characterization. In the event that any such sale-leaseback transaction is recharacterized as a financing transaction for U.S. federal income tax purposes, deductions for depreciation and cost recovery relating to such property would be disallowed. See “U.S. Federal Income Tax Considerations—Requirements for Qualification—Sale-Leaseback Transactions.”

We intend to invest in markets with favorable risk-return characteristics. As a result, our actual investments may result in concentrations in a limited number of geographic regions. We will make our investments in or in respect of real estate assets located throughout the United States and its territories.

Our obligation to purchase any property generally will be conditioned upon the delivery and verification of certain documents:

•	environmental reports;
•	surveys;
•	evidence of marketable title subject to such liens and encumbrances as are acceptable to our Manager; and
•	title, property, liability, and other insurance policies.

We will not purchase any property unless and until we obtain what is generally referred to as a “Phase I” environmental site assessment and are generally satisfied with the environmental status of the property. A Phase I environmental site assessment consists primarily of a visual survey of the building and the property in an attempt to identify areas of potential environmental concerns, visually observing neighboring properties to assess surface conditions or activities that may have an adverse environmental impact on the property, surveying of the ownership history, and contacting local governmental agency personnel and performing a regulatory agency file search in an attempt to determine any known environmental concerns in the immediate vicinity of the property. A Phase I environmental site assessment does not generally include any sampling or testing of soil, groundwater or building materials from the property.

Generally, sellers engage and pay third party brokers or finders in connection with the sale of an asset. Although we do not expect to do so on a regular basis, we may from time to time compensate third party brokers or finders in connection with our acquisitions.

In determining whether to purchase a particular property, we may, in accordance with customary practices, obtain an option on such property. The amount paid for an option, if any, is normally surrendered if the property is not purchased and is

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normally credited against the purchase price if the property is purchased. In purchasing properties, we will be subject to risks generally incident to the ownership of real estate.

Multifamily and Mixed-Use Rental Properties. We expect that a majority of our initial qualified opportunity zone investments will be multifamily and mixed-use property developments. We define development projects to include a range of activities from major renovation and lease-up of existing buildings to ground up construction. In each case, these multifamily and development communities will meet our investment objectives and may include conventional multifamily rental properties, such as mid-rise, high-rise, and garden-style properties, as well as student housing and age-restricted properties (typically requiring at least one resident of each unit to be 55 or older). Specifically, we may acquire multifamily assets that may benefit from enhancement or repositioning and development assets. We may purchase any type of residential property, including properties that require capital improvement or lease-up to enhance stockholder returns. Location, condition, design and amenities are key characteristics for apartment communities. We will initially focus on investments in qualified opportunity zones throughout the United States and its territories, and may invest in other markets and submarkets that are deemed likely to benefit from ongoing population shifts and/or that are poised for high growth potential.

The terms and conditions of any apartment lease that we enter into with our residents may vary substantially; however, we expect that a majority of our leases will be standardized leases customarily used between landlords and residents for the specific type and use of the property in the geographic area where the property is located. In the case of apartment communities, such standardized leases generally have terms of one year.

Joint Venture Investment Platforms. Our Operating Partnership and one or more subsidiary entities controlled by our Operating Partnership will acquire properties on our behalf. We will frequently acquire the entire equity ownership interest in properties and exercise control over those properties. However, we may also enter into joint ventures, partnerships, tenant-in-common investments or other co-ownership arrangements with third parties, as well as Belpointe SP, LLC (“Belpointe SP”), an affiliate of our Manager, for the acquisition, development or improvement of properties for the purpose of further diversifying our portfolio of assets. We may also enter into joint ventures, partnerships, co-tenancies and other co-ownership arrangements or participations with real estate developers, owners and other third parties for the purpose of developing, owning and operating real properties. We anticipate that Belpointe SP will act as the co-general partner or co-developer in a majority of the joint venture investments that we make; however, Belpointe SP will not be required to make cash investments in all or any of these joint venture platforms.

A joint venture creates an alignment of interest of capital provided by the Company, for the benefit of our stockholders, by leveraging our Sponsor’s relationship with third-parties having significant acquisition, development and management expertise in order to achieve the following four primary objectives: (1) increase the return on our invested capital; (2) diversify our access to investment opportunities; (3) “leverage” our invested capital to promote our brand and increase market share; and (4) obtain the participation of sophisticated partners in our real estate decisions. In determining whether to invest in a particular joint venture, our Manager’s investment committee will evaluate the real property that such joint venture owns or is being formed to own under the same criteria described elsewhere in this offering circular for our selection of real property investments.

The Company anticipates that substantially all of its joint venture investments will be structured in one of the following formats:

(1) Belpointe SP will act as the general partner or managing member of a joint venture with our Operating Partnership as a limited partner or non-managing member in the joint venture. An affiliate of Belpointe SP will be the developer of the projects owned by the joint venture.

(2) Belpointe SP will act as the as the general partner or managing member of joint ventures with wholly-owned subsidiaries of our Operating Partnership as the limited partners or non-managing members of the joint ventures. An affiliate of Belpointe SP will partner with local developers to create Belpointe satellite offices, which will act as the developer for multiple joint venture projects with our Operating Partnership, within specific regions of the United States. These Belpointe satellite offices will enable the Company to increase its presence and expertise in multiple regions throughout the United States without having to incur the costs associated with opening offices in each region where new investment properties are located.

(3) The Manager or an affiliate of Belpointe SP will set up exclusive programmatic joint ventures with experienced regional developers to co-invest and co-develop in one or more projects within specific regions of the United States, with Belpointe SP or its affiliate being the general partner or managing member for the joint ventures with wholly-owned subsidiaries of our Operating Partnership as the limited partners or non-managing members of the joint ventures. These programmatic joint ventures will enable the Company to increase its presence and expertise in multiple regions throughout the United States without having to incur the costs associated with opening offices in each region where new investment properties are located.

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(4) The Manager or an affiliate of Belpointe SP will enter into joint ventures with experienced local developers to co-invest and co-develop projects on a deal-by-deal basis, where Belpointe SP or its affiliate will act as the general partner or managing member for the joint ventures with wholly-owned subsidiaries of our Operating Partnership as the limited partners or non-managing members of the joint ventures. An affiliate of Belpointe SP will be the co-developer of the projects with the joint venture partners/developers.

(5) The Manager or an affiliate of Belpointe SP will enter into joint ventures with independent third-party experienced local developers to co-invest and co-develop on behalf of the Company. Typically the joint venture partners/developers will act as the managing member for the joint ventures with wholly-owned subsidiaries of our Operating Partnership where the Operating Partnership as a limited partner or non-managing member of the joint ventures.

Under these joint venture arrangements, Belpointe SP, its development affiliates and/or co-development partners are entitled to receive at the project level the following: (1) a 4.5% “Development Fee” of total project costs; (2) a “Construction Management Fee” as follows: (a) 9% fee of project hard costs up to $10,000,000, (b) 8% fee of project hard costs from $10,000,001 to $20,000,000, (c) 7% fee of project hard costs from $20,000,001 to $30,000,000, (d) 6% fee of project hard costs from $30,000,001 to $40,000,000, (e) 5% fee of project hard costs from $40,000,001 to $50,000,000, or (f) 4% fee of project hard costs that are greater than $50,000,000; (3) a construction management oversight fee equal to the value of any construction, renovation or repair projects, if Belpointe SP and/or its development affiliates are not acting as the construction manager for a particular project (Belpointe SP and/or its development affiliates may elect to employ personnel to oversee the construction, renovation or repair projects, which shall be in addition to the construction oversight fee and the sole expense of the applicable joint venture); and (4) after return of capital, a promoted interest as follows: (a) 25% promote after an 8% internal rate of return is received by the Operating Partnership, (b) 35% promote after an 12% internal rate of return is received by the Operating Partnership, (c) 45% promote after an 16% internal rate of return is received by the Operating Partnership, (d) 55% promote after a 20% internal rate of return is received by the Operating Partnership, and (e) 65% promote after a 24% internal rate of return is received by the Operating Partnership, with a 50%/50% catch up for each hurdle rate until each hurdle is reached. Each of these promote hurdles shall be reduced by 200 basis points if the individual investment is held for longer than five years. In addition, affiliates of the Sponsor shall be reimbursed by the project joint ventures for its expenses, such as employee compensation and other overhead expenses incurred in connection with the organization and operation of the joint ventures. The membership or partnership interest of any manager or general partner of the project joint venture, including Belpointe SP or its affiliates, are not subject to the payment of the promoted interest.

In addition to directly investing in any joint venture, the Company may also guarantee the performance of the construction or the repayment of the indebtedness of a joint venture in which it has invested. Belpointe SP will have the right but not the obligation to invest its funds in any joint venture, provided that any distribution made to Belpointe SP in respect of its capital contribution will be distributed 100% to Belpointe SP and will not be subject to the distribution allocations described above.

If the Manager determines that a particular development project should have third party limited partner investors, in addition to a wholly-owned subsidiary of our Operating Partnership, the general partner of that project, including Belpointe SP, will receive a promoted interest on the investment by all limited partners, although the amount of the promoted interest on the third-party capital might be different from the promoted interest on the Company’s capital. Neither the Company nor our Operating Partnership will receive any of the promoted interest payable by the joint venture to the general partner/managing member of the project.

If at any time the existing indebtedness on an investment is proposed to be refinanced or the fair market value of an investment is determined by an independent appraiser, then, regardless of whether the refinancing occurs or the investment is sold for the appraised value, if the amount of proceeds from such proposed refinancing or sale would have been sufficient to provide the limited partners with an internal rate of return equal to one of the thresholds described above, any subsequent cash distribution made by that joint venture will be distributed in accordance with the applicable split described above. The co-general partner/managing member of any joint venture agreement we enter into will typically have the right to compel us to buy out their interest, generally for its pro rata portion of the appraised value of the particular investment. If we do not have sufficient funds to acquire the interest, we may need to sell the investment owned by the joint venture even if the market conditions are not advantageous for a sale at that time.

If our Operating Partnership, or one of its subsidiaries, provides senior debt, mezzanine debt or preferred equity to any investment or joint venture and the interest rate or dividend rate, as applicable, payable by that investment or joint venture is in excess of 7% per annum, then each of our Operating Partnership, or its subsidiary, and the general partner or managing member of the joint venture (which will include Belpointe SP and its affiliates) will receive 50% of the amount any dividend or interest payment in excess of 7%. In addition, all origination or exit fees and/or points payable by the issuer of

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the preferred equity, mezzanine debt or senior debt will be split equally (50%/50%) between our Operating Partnership and Belpointe SP.

All other terms of the joint venture relationship, and any increase in the fees or promoted interest, will require the approval of the Independent Committee.

Commercial Real Estate Loans

We may also acquire commercial real estate loans related to our target investments by directly originating the loans and by purchasing them from third party sellers. Although we generally prefer the benefits of direct origination, the current market conditions have created situations where holders of commercial real estate debt may be in distress and are therefore willing to sell at prices that compensate the buyer for the lack of control typically associated with directly structured investments. The experience of our Manager’s management team in making distressed investments greatly augments our capabilities in this area.

Our primary focus will be to originate and invest in the following types of commercial real estate loans:

Senior Mortgage Loans. We intend to invest in senior mortgage loans that are predominantly three to five year term loans providing capital for the acquisition, refinancing or repositioning of properties and development projects and may be fixed or floating rate loans that immediately provide us with current income, which we refer to as current-pay loans. We expect that our senior mortgage loans will be primarily backed by properties located in the United States. We expect to invest in senior mortgage loans with low loan-to-value ratios. We may selectively syndicate portions of these loans, including senior or junior participations that will effectively provide permanent financing or optimize returns which may include interest-only portions.

Senior mortgage loans provide for a higher recovery rate and lower defaults than other debt positions due to the lender’s favorable control features which at times means control of the entire capital structure. Because of these attributes, this type of investment receives favorable treatment from third party rating agencies and financing sources, which should increase the liquidity of these investments.

Subordinated Mortgage Loans, or B-Notes. We may also invest in structurally subordinated first mortgage loans and junior participations in first mortgage loans or participations in these types of assets, commonly referred to as B-Notes, secured by properties and development projects primarily located in the United States. We may create subordinated mortgage loans by creating participations of our directly originated first mortgage loans generally through syndications of senior interests or co-origination with a senior lender or we may buy such assets directly from third party originators. Further, we expect that the re-emergence of the CMBS market will allow us to originate first mortgage loans to property owners with near-term liquidity issues and will allow us to contribute the senior AAA rated proceeds of the origination for inclusion in securitizations while retaining the subordinate debt at attractive returns. Due to the current credit market weakness and resulting dearth of capital available in this part of the capital structure, we believe that the opportunities to both directly originate and to buy subordinated mortgage investments from third parties on favorable terms will continue to be attractive.

Investors in subordinated mortgage loans are compensated for the increased risk of such assets from a pricing perspective as compared to first mortgage loans but still benefit from a lien on the related property. Investors typically receive principal and interest payments at the same time as senior debt unless a default occurs, in which case these payments are made only after any senior debt is paid in full. Rights of holders of subordinated mortgage loans are usually governed by participation and other agreements that, subject to certain limitations, typically provide the holders with the ability to cure certain defaults and control certain decisions of holders of senior debt secured by the same properties (or otherwise exercise the right to purchase the senior debt), which provides for additional downside protection and higher recoveries.

Mezzanine Loans. These are loans secured by one or more direct or indirect ownership interests in an entity that directly or indirectly owns commercial real property. We may own mezzanine loans directly or we may hold a participation in a mezzanine loan or a sub-participation in a mezzanine loan. Mezzanine loans may be either short (three to five year) or longer (up to 10 year) terms and may be fixed or floating rate. These loans are predominantly current-pay loans (although there may be a portion of the interest that accrues if cash flow generated by the related property is not sufficient to pay current interest) and may provide for participation in the value or cash flow appreciation of the underlying property, which participation is known as an “equity kicker” as described below. We believe that opportunities to both directly originate and to buy mezzanine loans from third parties on favorable terms will continue to be attractive. In the current market, mezzanine loans can be the key piece of capital to bridge the gap between senior debt and borrower equity during a refinance or acquisition. Therefore, we expect to achieve favorable terms — both economic and structural — on the mezzanine loans in which we invest.

Investors in mezzanine loans are compensated for the increased risk of such assets from a pricing perspective and still benefit from the right to foreclose, in many instances more efficiently than senior mortgage debt. Upon a default by the borrower under the mezzanine loan, the mezzanine lender generally can take control on an expedited basis of the property-

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owning entity, subject to the rights of the holders of debt senior in priority on the property. Rights of holders of mezzanine loans are usually governed by intercreditor or interlender agreements that provide such holders with the right to cure certain defaults and control certain decisions of holders of any senior debt secured by the same properties (or otherwise exercise the right to purchase the senior debt), which provides for additional downside protection and higher recoveries.

Nonetheless, these types of investments involve a higher degree of risk relative to a senior mortgage secured by the underlying real property because the investment may become unsecured as a result of foreclosure by the senior lender if the mezzanine lender is unable to cure senior mortgage defaults. In the event of a bankruptcy of the entity providing the pledge of its ownership interests as security, we may not have full recourse to the assets of such entity, or the assets of the entity may not be sufficient to satisfy the mezzanine loan. If a borrower defaults on our mezzanine loans or debt senior to our loan, or in the event of a borrower bankruptcy, our mezzanine loan will be satisfied only after the senior debt has been repaid.

Other Possible Investments

Although we expect that most of our initial investments will consist of qualified opportunity zone investments, we may make other investments, such as investments in alternative commercial properties such as data centers and solar projects. In fact, we may invest in whatever types of interests in real estate-related assets that we believe are in our best interests. Although we can purchase any type of interest in real estate-related assets, our conflicts of interest policy does limit certain types of investments involving our Manager, our Sponsor, their officers or any of their affiliates. See “Conflicts of Interest and Related Party Transactions—Certain Conflict Resolution Measures.”

Lack of Allocation Requirements

Nothing in our charter, organizational documents or otherwise provides for restrictions or limitations on the percentage of our investments that must be (i) in a given geographic area, (ii) of a particular type of real estate, or (iii) acquired utilizing a particular method of financing. Our Board of Directors may change our targeted investments and investment guidelines without specific restrictions or limitations related to geographic location, diversification, or otherwise. See “Risk Factors—Risks Related to an Investment in our Company.”

Investment Process

Our Manager has the authority to make all the decisions regarding our investments consistent with the investment guidelines and borrowing policies approved by our Manager’s investment committee and subject to the direction and oversight of our Manager’s investment committee. Our Manager’s investment committee must approve all investments. We will not, however, purchase or lease assets in which our Manager, any of our officers or any of their affiliates has an interest without a determination by the Independent Committee that the terms of such transaction, including price, are fair and reasonable to us. In the event that two or more members of the investment committee are interested parties in a transaction, the Independent Committee will consider and vote upon the approval of the transaction. Our Manager’s investment committee will periodically review our investment guidelines and our investment portfolio. Changes to our investment guidelines must be approved by our Manager’s investment committee.

Our Manager will focus on the sourcing, acquisition and management of commercial real estate. In selecting investments for us, our Manager will utilize our Sponsor’s established investment and underwriting process, which focuses on ensuring that each prospective investment is being evaluated appropriately. The criteria that our Manager will consider when evaluating prospective investment opportunities include:

•	real estate market factors that may influence real estate valuations;
•	fundamental analysis of the real estate, including tenant rosters, lease terms, zoning, operating costs and the asset’s overall competitive position in its market;
•	real estate and leasing market conditions affecting the real estate;
•	the cash flow in place and projected to be in place over the expected hold period of the real estate;
•	the appropriateness of estimated costs and timing associated with capital improvements of the real estate;
•	review of third-party reports, including property condition, title, zoning and environmental reports;
•	downside risk;
•	physical inspections of the real estate and analysis of markets; and
•	the overall structure of the investment and rights in the transaction documentation.

If a potential investment meets our Manager’s underwriting criteria, our Manager will review the proposed transaction structure, including, with respect to joint ventures, distribution and waterfall criteria, governance and control

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rights, buy-sell provisions and recourse provisions. Our Manager will evaluate our position within the overall capital structure and our rights in relation to potential joint venture partners. Our Manager will analyze each potential investment’s risk-return profile and review financing sources, if applicable, to ensure that the investment fits within the parameters of financing facilities and to ensure performance of the real estate asset.

Borrowing Policy

We believe that our Sponsor’s ability to obtain both competitive financings and its relationships with top tier financial institutions should allow our Manager to successfully employ competitively-priced, moderate levels of borrowing in order to enhance our returns. Although our investment strategy is not contingent on financing our assets in the capital markets, our Sponsor’s past experience in procuring a range of debt facilities should provide our Manager with an advantage in potentially obtaining conservatively structured term financing for many of our investments, to the extent available, through capital markets and other financing transactions.

We intend to employ leverage in order to provide more funds available for investment. We believe that prudent use of leverage will help us to achieve our diversification goals and potentially enhance the returns on our investments. We expect that, once we have fully invested the proceeds of this offering and acquired a substantial portfolio of stabilized properties, our aggregate debt financing, on a property-level basis, excluding any debt at the REIT level or on assets under development or renovation, will be between 50-70% of the greater of the cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. During the period when we are acquiring, constructing and/or renovating our investments, we may employ greater leverage on individual assets. Our Manager may from time to time modify our leverage policy in its discretion.

Operating Policies

Interest Rate Risk Management / Hedging Activities. We may engage in hedging transactions to protect our investment portfolio and variable rate leverage from interest rate fluctuations and other changes in market conditions. These transactions may include interest rate swaps, the purchase or sale of interest rate collars, caps or floors, options, mortgage derivatives and other hedging instruments. These instruments may be used to hedge as much of the interest rate risk as we determine is in the best interest of our stockholders, given the cost of such hedges and the need to maintain our qualification as a REIT. We may from time to time enter into interest rate swap agreements to offset the potential adverse effects of rising interest rates under certain short-term repurchase agreements. We may elect to bear a level of interest rate risk that could otherwise be hedged when our Manager believes, based on all relevant facts, that bearing such risk is advisable or economically unavoidable.

Equity Capital Policies. Our charter authorizes us to issue 1,000,000,000 shares of capital stock, of which 900,000,000 shares are designated as common stock and 100,000,000 shares are designated as preferred stock. As of the date of this offering circular, we have issued 100 shares of common stock to our Sponsor. We will issue up to 500,000 shares of our common stock in this offering. Our Board of Directors may increase the number of authorized shares of capital stock without stockholder approval. After your purchase in this offering, our Board of Directors may elect to (i) sell additional shares in this or future offerings; (ii) issue equity interests in private offerings; or (iii) otherwise issue additional shares of our capital stock. To the extent we issue additional equity interests after your purchase in this offering your percentage ownership interest in us would be diluted. In addition, depending upon the terms and pricing of any additional offerings, the use of the proceeds and the value of our real estate investments, you may also experience dilution in the book value and fair value of your shares and in the earnings and dividends per share.

Disposition Policies

As each of our investments reach what we believe to be its optimum value during the expected life of the Company, we will consider disposing of the investment and may do so for the purpose of either distributing the net sale proceeds to our stockholders or investing the proceeds in other assets that we believe may produce a higher overall future return to our stockholders. We anticipate that any such dispositions typically would occur during the period in approximately 13 years from the termination of this offering. However, we may sell any or all of our properties or other assets before or after this anticipated holding period if, in the judgment of our Manager’s investment committee, selling the asset is in our best interest.

The determination of when a particular investment should be sold or otherwise disposed of will be made after consideration of relevant factors, including prevailing and projected economic conditions, whether the value of the property or other investment is anticipated to decline substantially, whether we could apply the proceeds from the sale of the asset to make other investments consistent with our investment objectives, whether disposition of the asset would allow us to increase cash flow, and whether the sale of the asset would constitute a prohibited transaction under the Code or would impact our status as a REIT. Our ability to dispose of property during the first few years following its acquisition is restricted to a substantial extent as a result of our REIT status. Under applicable provisions of the Code regarding prohibited transactions by REITs, a REIT that sells a property other than foreclosure property that is deemed to be inventory or property held primarily

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for sale in the ordinary course of business is deemed a “dealer” with respect to any such property and is subject to a 100% penalty tax on the net income from any such transaction unless the sale qualifies for a statutory safe harbor from application of the 100% tax.

As a result, our Manager will attempt to structure any disposition of our properties with respect to which our Manager believes we could be viewed as a dealer in a manner to avoid this penalty tax through reliance on the safe harbor available under the Code or through the use of a TRS. See “U.S. Federal Income Tax Considerations—Taxation of Our Company.” Alternatively, the risk of incurring the 100% tax may require the Manager to forgo an otherwise attractive sale opportunity.

When we determine to sell a particular property or other investment, we will seek to achieve a selling price that maximizes the capital appreciation for investors based on then-current market conditions. We cannot assure you that this objective will be realized. The selling price of a property will be determined in large part by the amount of rent payable by the tenants. The terms of payment will be affected by custom in the area in which the property being sold is located and the then prevailing economic conditions.

Market conditions, our status as a REIT and other factors could cause us to delay the commencement of our liquidation or other liquidity event. Even after we decide to liquidate, we are under no obligation to conclude our liquidation within a set time because the timing of the sale of our assets will depend on real estate and financial markets, economic conditions of the areas in which the properties are located and federal income tax effects on stockholders that may prevail in the future, and we cannot assure you that we will be able to liquidate our assets. After commencing a liquidation, we would continue in existence until all properties are sold and our other assets are liquidated. In general, the federal income tax rules applicable to REITs will require us to complete our liquidation within 24 months following our adoption of a plan of liquidation. Compliance with this 24-month requirement could require us to sell assets at unattractive prices, distribute unsold assets to a “liquidating trust” with potentially unfavorable tax consequences for our stockholders, or terminate our status as a REIT.

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Plan of Operation

General

We were recently formed as a Maryland corporation to invest in and manage a portfolio of commercial real estate properties. We expect to use substantially all of the net proceeds from this offering to acquire a portfolio of qualified opportunity zone investments with a focus on markets where we feel that the risk-return characteristics are favorable. We may also invest, to a limited extent, in other real estate-related assets. We plan to diversify our portfolio by investment risk with the goal of attaining a portfolio of real estate assets that provide current income and/or the potential for appreciation in value.

Our Manager will manage our day-to-day operations and our portfolio of investments. Our Manager also has the authority to make all of the decisions regarding our investments, subject to the direction and oversight of our Manager’s investment committee. Our Manager will also provide asset management, marketing, investor relations and other administrative services on our behalf.

We intend to make an election to be taxed as a REIT under the Code on such date as determined by our Board of Directors, taking into consideration factors such as the timing of our ability to generate cash flows, our ability to satisfy the various requirements applicable to REITs and our ability to maintain our status as a qualified opportunity fund. If we qualify as a REIT for U.S. federal income tax purposes, we generally will not be subject to U.S. federal income tax to the extent we distribute dividends to our stockholders. We are structured as an UPREIT, and we will own all of our assets and conduct all of our business through our Operating Partnership, which was formed in February 2019, either directly or through its subsidiaries. We will serve as the sole general partner of our Operating Partnership and our percentage of ownership interest will increase or decrease in connection with the number of shares of our common stock that we sell. If we fail to qualify as a REIT in any taxable year after electing REIT status, we will be subject to U.S. federal income tax on our taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for U.S. federal income tax purposes for four years following the year in which our qualification is denied. Such an event could materially and adversely affect our net income and cash available for distribution. However, we believe that we will be organized and will operate in a manner that will enable us to qualify for treatment as a REIT for U.S. federal income tax purposes on such date as determined by our Board of Directors, taking into consideration factors such as the timing of our ability to generate cash flows, our ability to satisfy the various requirements applicable to REITs and our ability to maintain our status as a qualified opportunity fund, and we intend to continue to operate so as to remain qualified as a REIT for U.S. federal income tax purposes thereafter. See “—Our Investments” below and “U.S. Federal Income Tax Considerations” for additional details regarding the status of our investments and the various requirements that we must satisfy in order to qualify as a REIT and maintain our status as a qualified opportunity fund.

Competition

Our net income depends, in large part, on our ability to source, acquire and manage investments with attractive risk-adjusted yields. We compete with many other entities engaged in real estate investment activities, including individuals, corporations, insurance company investment accounts, other REITs, private real estate funds, and other entities engaged in real estate investment activities, many of which have greater financial resources and lower costs of capital available to them than we have. In addition, there are numerous REITs with asset acquisition objectives similar to ours, and others may be organized in the future, which may increase competition for the investments suitable for us. Competitive variables include market presence and visibility, amount of capital to be invested per investment and underwriting standards. To the extent that a competitor is willing to risk larger amounts of capital in a particular transaction or to employ more liberal underwriting standards when evaluating potential investments than we are, our investment volume and profit margins for our investment portfolio could be impacted. Our competitors may also be willing to accept lower returns on their investments and may succeed in buying the assets that we have targeted for acquisition. Although we believe that we are well positioned to compete effectively in each facet of our business, there is enormous competition in our market sector and there can be no assurance that we will compete effectively or that we will not encounter increased competition in the future that could limit our ability to conduct our business effectively.

Liquidity and Capital Resources

We are dependent upon the net proceeds from this offering to conduct our operations. We have obtained and will continue to obtain the capital required to purchase new investments and conduct our operations from the proceeds of this offering and any future offerings we may conduct, from secured or unsecured financings from banks and other lenders and from any undistributed funds from our operations. If we are unable to raise substantial gross offering proceeds, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make and the value of an investment in us will fluctuate with the performance of the specific assets we acquire. Further, we will have certain fixed operating expenses, including certain expenses as a publicly offered REIT, regardless of whether we are able to raise substantial funds in this offering. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income, reducing our net income and limiting our ability to make distributions.

Our aggregate targeted property-level leverage, excluding any debt at the REIT level or on assets under development or renovation, after we have acquired a substantial portfolio of stabilized properties is between 50-70% of the greater of the cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. During the period when we are acquiring, constructing and/or renovating our investments, we may employ greater leverage on individual assets. Our

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Manager may from time to time modify our leverage policy in its discretion in light of then-current economic conditions, relative costs of debt and equity capital, market values of our assets, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors. For information regarding the anticipated use of proceeds from this offering, see “Estimated Use of Proceeds.”

Further, we will have certain fixed operating expenses, including certain expenses as a publicly offered REIT, regardless of whether we are able to raise substantial funds in this offering. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income, reducing our net income and limiting our ability to pay dividends.

In addition to making investments in accordance with our investment objectives, we use our capital resources to make certain payments to our Manager. During our organization and offering stage, these payments will include payments for reimbursement of certain organization and offering expenses. During our acquisition and development stage, we expect to make payments to our Manager in connection with the management of our assets and costs incurred by our Manager and its affiliates in providing services to us. In addition, we will be required to pay certain fees and expenses to our third party administrative and processing agent for administrative and processing services in connection with this offering, as discussed under “Plan of Distribution—Administrative and Processing Agent.” For a discussion of the compensation to be paid to our Manager, see “Management Compensation”.

We intend to elect to be taxed as a REIT and to operate as a REIT commencing on such date as determined by our Board of Directors, taking into consideration factors such as the timing of our ability to generate cash flows, our ability to satisfy the various requirements applicable to REITs and our ability to maintain our status as a qualified opportunity fund. To maintain our qualification as a REIT, we will be required to make aggregate annual dividends to our stockholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain). Our Board of Directors may authorize dividends in excess of those required for us to maintain REIT status and/or avoid such taxes on retained taxable income and gains depending on our financial condition and such other factors as our Board of Directors deems relevant. Provided we have sufficient available cash flow, we intend to authorize and declare dividends based on daily record dates and pay dividends on a quarterly or other periodic basis. We have not established a minimum distribution level. See “—Our Investments” below and “U.S. Federal Income Tax Considerations” for additional details regarding the status of our investments and the various requirements that we must satisfy in order to qualify as a REIT and maintain our status as a qualified opportunity fund.

Market Outlook — Real Estate Finance Markets

The commercial real estate market, including capital and credit markets, continue to be strong, and the macroeconomic growth supporting the overall real estate industry continues to be positive. As we look ahead to the next three years, we believe improving fundamentals, transactions, and commercial real estate lending activities will continue to strengthen in the United States core and surrounding metropolitan markets. We also expect the trend of foreign direct investments in United States markets and real estate assets to continue. Furthermore, we expect that the assistance provided by government supported programs and commitments will further support the United States capital markets in the immediate future.

If markets continue to strengthen, the competition for risk-adjusted yield will increase. We believe our Sponsor’s platform provides us with a competitive edge in searching for value and attractive opportunities across wider markets and our target property types during a period of increased competition. Additionally, innovative funding options and quicker closing timelines from our Sponsor allow for greater financing availability in a period of rising competition amongst capital providers.

However, risks related to interest rate hikes and regulatory uncertainty could adversely affect growth and the values of our investments. In the event market fundamentals deteriorate, our real estate portfolio or the collateral security in any loan investment we make may be impaired as a result of lower occupancy, lower rental rates, and/or declining values. Further, these circumstances may materially impact the cost and availability of credit to borrowers, hampering the ability of our Manager to acquire new loans or investments with attractive risk-reward dynamics.

Over the short term, we remain cautiously optimistic about the opportunity to acquire investments offering attractive risk-adjusted returns in our targeted investment markets. However, we recognize disruptions in financial markets can occur at any time. By targeting qualified opportunity zone investments, we believe we will remain well positioned, as compared to our competitors, in the event current market dynamics deteriorate.

Valuation Policies

Our NAV per share will be calculated by our Manager, and approved by our Board of Directors, at the end of each fiscal quarter on a fully diluted basis using a process that reflects several components, including (1) estimated values of each of our commercial real estate assets and investments, including related liabilities, based upon (a) market capitalization rates, comparable sales information, interest rates and net operating income, and (b) in certain instances individual appraisal reports of the underlying real estate provided by an independent valuation expert, (2) the price of liquid assets for which third party market quotes are available, (3) accruals of our periodic dividends and (4) estimated accruals of our operating revenues and

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expenses. Specifically, our Manager will calculate NAV primarily utilizing market capitalization rate methodology. The market capitalization rate methodology is summarized below.

Market Capitalization Rate Methodology – Our Manager will estimate the NAV of the Company’s ownership interest in an investment by applying a market capitalization rate to the projected or actual net operating income generated by that investment. The Manager will determine the market capitalization rate based on completed sales and/or quoted prices in active marketing of comparable assets. Comparable sales are identified by reviewing recent sales of similar vintage in a defined geographic region that are comparable in quality of improvements and tenancy.

We expect that the NAV calculations described above will primarily be undertaken by our Sponsor’s internal accountants who will perform work on behalf of our Manager pursuant to the support agreement between our Manager and our Sponsor. Members of our Sponsor’s real estate team have previously worked as real estate fund managers, real estate property managers, financial analysts, accountants and real estate market research consultants. These team members accumulated direct management experience with real estate development, fund management, leasing, construction and financing in excess of $1 billion of real estate, including their experience with our Sponsor.

In instances where we determine that an independent appraisal of the real estate asset is necessary, including, but not limited to, instances where our Manager is unsure of its ability on its own to accurately determine the estimated values of our commercial real estate assets and investments, or instances where third party market values for comparable properties are either nonexistent or extremely inconsistent, we may engage an appraiser that has expertise in appraising commercial real estate assets, to act as our independent valuation expert. The independent valuation expert will not be responsible for, or prepare, our NAV per share. However, we may hire a third party to calculate, or assist with calculating, the NAV per share.

The use of different judgments or assumptions would likely result in different estimates of the value of our real estate assets. Moreover, although we evaluate and provide our NAV per share on a quarterly basis, our NAV per share may fluctuate in the interim, so that the NAV per share in effect for any fiscal quarter may not reflect the precise amount that might be paid for your shares in a market transaction. Further, our published NAV per share may not fully reflect certain material events to the extent that they are not known or their financial impact on our portfolio is not immediately quantifiable. Any resulting potential disparity in our NAV per share may be in favor of either stockholders who redeem their shares, or stockholders who buy new shares, or existing stockholders.

Our goal is to provide a reasonable estimate of the NAV per share on a quarterly basis. However, the majority of our assets will consist of commercial real estate investments and, as with any commercial real estate valuation protocol, the conclusions reached by our Manager will be based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our commercial real estate assets and investments. In addition, for any given quarter, our published NAV per share may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable. As a result, the quarterly calculation of our NAV per share may not reflect the precise amount that might be paid for your shares in a market transaction, and any potential disparity in our NAV per share may be in favor of either stockholders who redeem their shares, or stockholders who buy new shares, or existing stockholders. However, to the extent quantifiable, if a material event occurs in between quarterly updates of NAV that would cause our NAV per share to change by 10% or more from the last disclosed NAV, we will disclose the updated NAV per share and the reason for the change in an offering circular supplement as promptly as reasonably practicable. Note, in addition, that the determination of our NAV is not based on, nor intended to comply with, fair value standards under GAAP and our NAV may not be indicative of the price that we would receive for our assets at current market conditions.

Quarterly NAV Per Share Adjustments

We set our initial offering price at $100.00 per share, which is the purchase price of our common stock as of the date of this offering circular. The per share purchase price will be adjusted every fiscal quarter as of January 1st, April 1st, July 1st and October 1st of each year (or as soon as commercially reasonable and announced by us thereafter) and will equal the sum of our NAV divided by the number of shares outstanding as of the close of business on the last business day of the prior fiscal quarter.

We will file with the SEC on a quarterly basis an offering circular supplement disclosing the quarterly determination of our NAV per share that will be applicable for such fiscal quarter, which we refer to as the pricing supplement. Except as otherwise set forth in this offering circular, we will disclose, on a quarterly basis in an offering circular supplement filed with the SEC, the principal valuation components of our NAV. See “Plan of Operation—Quarterly NAV Per Share Adjustments” for more details.

Inflation

Our residential leases are expected to typically be for one-year terms, which should minimize any negative impact from inflation. We expect that substantially all of our non-residential leases will provide for separate real estate tax and

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operating expense escalations. In addition, substantially all of those leases will provide for fixed rent increases. We believe that inflationary increases may be at least partially offset by the contractual rent increases and expense escalations described above.

Results of Operations

We were formed on June 19, 2018 and commenced operations on June 27, 2019, having raised the $2,000,000 minimum amount required under the terms of our offering. As of February 12, 2020, we have raised total gross offering proceeds of $42,872,600 (including proceeds received in a private placement to our Sponsor). Our operating activity has focused on conducting our offering, sourcing and originating qualified opportunity zone investment opportunities and executing our investment strategy. As of the date of this offering circular, we have earned no revenues and made one qualified opportunity zone investment.

Our management is not aware of any material trends or uncertainties, other than national economic conditions affecting real estate generally that may reasonably be expected to have a material impact, favorable or unfavorable, on revenues or income from the acquisition, management and operation of real estate and real estate related investments.

Our Investments

On November 8, 2019, BPOZ 1991 Main, LLC, a Delaware limited liability company (“BPOZ”), the majority-owned subsidiary of our Operating Partnership, closed on the acquisition of a 5.3-acre site, consisting of an 808-space parking garage and a 250,000 square foot two story former shopping mall located at 1991 Main Street, Sarasota, Florida 34236 (“1991 Main”), for a purchase price of approximately $21,804,147. We funded the acquisition costs, inclusive of related fees and transaction costs, with proceeds from our Offering and a 60% senior secured acquisition loan from First Florida Integrity Bank (the “Acquisition Loan”). The Acquisition Loan has an eighteen-month term and is payable in consecutive monthly payments of interest only, with the outstanding principal balance plus any accrued and unpaid interest due upon maturity. The Acquisition Loan bears interest at a fixed rate of 4.75% per annum and is guaranteed by our Chief Executive Officer and President.

BPOZ will be managed by an affiliate of our Manager. BPOZ intends to partner with a codeveloper to redevelop 1991 Main into a 418-apartment home community consisting of one-bedroom, two-bedroom and three-bedroom apartments, with approximately 50,000 square feet of retail space located on the first two levels.

We anticipate 1991 Main will consist of two high-rise buildings with 7-stories in the front and 10-stories in the rear, each building will have a clubroom, fitness center, center courtyards with swimming pools and rooftop terrace as well as a leasing office. 1991 Main is located in downtown Sarasota, less than one mile from Route 41 and five miles from Interstate 75, with shopping, dining and arts all within walking distance.

There is an existing 808-space parking garage included as part of the 1991 Main acquisition, we anticipate adding an additional 125 plus surface spaces and on-street spaces.

We have also acquired the right to purchase an existing 0.5-acre ground lease on the corner of Main Street and Links Avenue upon expiration of the current ground lease in January 2022 based on an appraisal method defined in the current ground lease.

The 1991 Main acquisition meets several of our investment criteria strategies:

•	Located in a Desirable Place to Live—U.S. News & World Report ranks Sarasota as the 18th best place to live in the United States for 2018 and the 3rd best place to retire.
•	A Growing Population—Sarasota was included in Forbes annual list of America’s fastest-growing cities for 2018.
•	Un-reproducible Urban Location—1991 Main is located within the historic downtown Sarasota area along Main Street. It is surrounded by four of the largest office buildings in downtown and is kiddy-corner from the County Government center.
•	Walkable Downtown—1991 Main has a walkable score of 96 according to JLL and is located next to a movie theater and directly across the street from a restaurant row with a Cold Stone Creamery, a sushi restaurant, the best sandwich shop in the region, a large popular sports bar with indoor and outdoor seating and several beauty salons and spas.
•	Employment and Economic Growth—Sarasota has an unemployment rate of 2.9% as of September 2019, which is well below the national average. Sarasota County employment is projected to grow by 1.5% per year
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for the next seven years, which is approximately 3,000 jobs per year according to the Florida Department of Economic Opportunity.

•	Diverse Employment—Sarasota is headquarters to a diverse group of companies, such as Boar’s Head Provisions located next door to 1991 Main. Other headquarters in the area include CAE Healthcare, PGT Innovations, Tervis, Sun Hydraulics and Voalte. 1991 Main is surrounded by three of the largest office buildings in Sarasota and other neighboring tenants include BB&T, SunTrust, RBC Wealth Management, Merrill Lynch, and the Herald Tribune. The Sarasota area has a large number of universities including USF, Florida State’s College of Medicine campus, Ringling College, SOF, Keiser College and New College of Florida.
•	Housing Demand—According to JLL, the housing demand for the Northport-Sarasota-Bradenton MSA is 5,700 new units between 2018 – 2021, but only 2,175 housing units will be delivered in that timeframe causing a short fall of 3,525 units by the completion of construction.

We currently anticipate construction on the redevelopment of 1991 Main to commence by the end of 2020, and that 1991 Main will be cash flow positive by the end of 2022.

Critical Accounting Policies

Below is a discussion of the accounting policies that management believes are critical. We consider these policies critical because we believe that understanding these policies is critical to understanding and evaluating our reported financial results. Additionally, these policies may involve significant management judgments and assumptions, or require estimates about matters that are inherently uncertain. These judgments will affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.

Real Estate Investments

We will record acquired real estate at cost and make assessments as to the useful lives of depreciable assets. We will have to make subjective assessments as to the useful lives of our depreciable assets. We will consider the period of future benefit of an asset to determine its appropriate useful life. We anticipate the estimated useful lives of our assets by class to be as follows:

Buildings	25-40 years
Building improvements	10-25 years
Tenant improvements	Shorter of lease term or expected useful life
Lease intangibles	Remaining term of related lease

Impairment of Long-Lived Assets

For operations related to properties that have been sold or properties that are intended to be sold, we will present them as discontinued operations in the statement of operations for all periods presented, and properties intended to be sold to be designated as “held for sale” on the balance sheet. We will deem the intent to sell to exist and utilize the “held for sale” designation when a non-refundable deposit or option payment has been made by a prospective buyer.

When circumstances indicate the carrying value of a property may not be recoverable, we will review the asset for impairment. This review is based on an estimate of the future undiscounted cash flows, excluding interest charges, expected to result from the property’s use and eventual disposition.

These estimates consider factors such as expected future operating income, market and other applicable trends and residual value, as well as the effects of leasing demand, competition and other factors.

If impairment exists, due to the inability to recover the carrying value of a property, an impairment loss will be recorded to the extent that the carrying value exceeds the estimated fair value of the property for properties to be held and used. For properties held for sale, the impairment loss is the adjustment to fair value less estimated cost to dispose of the asset. These assessments have a direct impact on net income because recording an impairment loss results in an immediate negative adjustment to net income.

Allocation of Purchase Price of Acquired Assets

Upon the acquisition of real properties, it is our policy to allocate the purchase price of properties to acquired tangible assets, consisting of land, building, fixtures and improvements, and identified intangible lease assets and liabilities, consisting of the value of above-market and below-market leases, as applicable, other value of in-place leases and value of tenant relationships, based in each case on their fair values.

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We will record above-market and below-market in-place lease values for acquired properties based on the present value (using an interest rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management’s estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease. We will amortize any capitalized above-market or below-market lease values as an increase or reduction to rental income over the remaining non-cancelable terms of the respective leases, which we expect will range from one month to ten years.

We will measure the aggregate value of other intangible assets acquired based on the difference between (i) the property valued with existing in-place leases adjusted to market rental rates and (ii) the property valued as if vacant. Our estimates of value are expected to be made using methods similar to those used by independent appraiser. Factors to be considered by management in its analysis include an estimate of carrying costs during hypothetical expected lease-up periods considering current market conditions and costs to execute similar leases.

We will also consider information obtained about each property as a result of its pre-acquisition due diligence, marketing and leasing activities in estimating the fair value of the tangible and intangible assets acquired. In estimating carrying costs, we will also include real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods. We will also estimate costs to execute similar leases including leasing commissions and legal and other related expenses to the extent that such costs have not already been incurred in connection with a new lease origination as part of the transaction.

The total amount of other intangible assets acquired will be further allocated to in-place lease values and customer relationship intangible values based on management’s evaluation of the specific characteristics of each tenant’s lease and our overall relationship with that respective tenant. Characteristics to be considered by us in allocating these values include the nature and extent of our existing business relationships with the tenant, growth prospects for developing new business with the tenant, the tenant’s credit quality and expectations of lease renewals (including those existing under the terms of the lease agreement), among other factors.

We will amortize the value of in-place leases to expense over the initial term of the respective leases. The value of customer relationship intangibles will be amortized to expense over the initial term and any renewal periods in the respective leases, but in no event will the amortization periods for the intangible assets exceed the remaining depreciable life of the building. Should a tenant terminate its lease, the unamortized portion of the in-place lease value and customer relationship intangibles would be charged to expense in that period.

The determination of the fair value of the assets and liabilities acquired requires the use of significant assumptions with regard to current market rental rates, discount rates and other variables. The use of inappropriate estimates would result in an incorrect assessment of the fair value of these assets and liabilities, which could impact the amount of our reported net income. These estimates are subject to change until all information is finalized, which is generally within one year of the acquisition date.

Valuation of Financial Instruments

Proper valuation of financial instruments is a critical component of our financial statement preparation. ASC 820 “Fair Value Measurements and Disclosures” (“ASC 820”) defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and enhances disclosure requirements for fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between marketplace participants at the measurement date (i.e., the exit price).

We will categorize our financial instruments, based on the priority of the inputs to the valuation technique, into a three level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded on the consolidated balance sheets will be categorized based on the inputs to the valuation techniques as follows:

•	Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market (examples include active exchange-traded equity securities, listed derivatives, most U.S. Government and agency securities, and certain other sovereign government obligations).
•	Financial assets and liabilities whose values are based on the following:
•	quoted prices for similar assets or liabilities in active markets (for example, restricted stock);
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•	quoted prices for identical or similar assets or liabilities in non-active markets (examples include corporate and municipal bonds, which trade infrequently);
•	pricing models whose inputs are observable for substantially the full term of the asset or liability (examples include most over-the-counter derivatives, including interest rate and currency swaps); and
•	pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full term of the asset or liability (for example, certain mortgage loans).

Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management’s own assumptions about the assumptions a market participant would use in pricing the asset or liability (examples include private equity investments, commercial mortgage backed securities, and long-dated or complex derivatives including certain foreign exchange options and long dated options on gas and power).

The fair values of our financial instruments will be based on observable market prices when available. Such prices will be based on the last sales price on the date of determination, or, if no sales occurred on such day, at the “bid” price at the close of business on such day and if sold short at the “ask” price at the close of business on such day. Interest rate swap contracts will be valued based on market rates or prices obtained from recognized financial data service providers. Generally, these prices will be provided by a recognized financial data service provider.

Fair Value Option

ASC 825 “Fair Value Option for Financial Assets and Financial Liabilities” (“ASC 825”) provides a fair value option election that allows companies to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. Changes in fair value for assets and liabilities for which the election is made will be recognized in earnings as they occur. ASC 825 permits the fair value option election on an instrument by instrument basis at initial recognition. We will determine the fair value of financial assets and financial liabilities for which the ASC 825 election is made pursuant to the guidance in ASC 820.

Revenue Recognition

Real Estate

We recognize minimum rent, including rental abatements, lease incentives and contractual fixed increases attributable to operating leases, on a straight-line basis over the term of the related leases when collectability is reasonably assured and record amounts expected to be received in later years as deferred rent receivable. If the lease provides for tenant improvements, we determine whether the tenant improvements, for accounting purposes, are owned by the tenant or by us. When we are the owner of the tenant improvements, the tenant is not considered to have taken physical possession or have control of the physical use of the leased asset until the tenant improvements are substantially completed. When the tenant is the owner of the tenant improvements, any tenant improvement allowance (including amounts that a tenant can take in the form of cash or a credit against its rent) that is funded is treated as a lease incentive and amortized as a reduction of revenue over the lease term. Tenant improvement ownership is determined based on various factors including, but not limited to:

•	whether the lease stipulates how a tenant improvement allowance may be spent;
•	whether the amount of a tenant improvement allowance is in excess of market rates;
•	whether the tenant or landlord retains legal title to the improvements at the end of the lease term;
•	whether the tenant improvements are unique to the tenant or general-purpose in nature; and
•	whether the tenant improvements are expected to have any residual value at the end of the lease.

We record property operating expense reimbursements due from tenants for common area maintenance, real estate taxes, and other recoverable costs in the period the related expenses are incurred.

We make estimates of the collectability of our tenant receivables related to base rents, including deferred rent receivable, expense reimbursements and other revenue or income. We specifically analyze accounts receivable, deferred rent receivable, historical bad debts, customer creditworthiness, current economic trends and changes in customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. In addition, with respect to tenants in bankruptcy, we will make estimates of the expected recovery of pre-petition and post-petition claims in assessing the estimated collectability of the related receivable. In some cases, the ultimate resolution of these claims can exceed one year. When a tenant is in bankruptcy, we will record a bad debt reserve for the tenant’s receivable balance and generally will not recognize subsequent rental revenue until cash is received or until the tenant is no longer in bankruptcy and has the ability to make rental payments.

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Real Estate Loans Receivable

We will recognize interest income from our real estate debt investments on an accrual basis over the life of the investment using the effective interest method. We will recognize fees, discounts, premiums, anticipated exit fees and direct cost over the term of the loan as an adjustment to the yield. We will recognize fees on commitments that expire unused at expiration.

Related Party Loans and Warehousing of Assets

If we have sufficient funds to acquire only a portion of a real estate investment then, in order to cover the shortfall, we may obtain a related party loan from our Sponsor or its affiliates. Each related party loan will be an obligation of ours, that is payable solely to the extent that such related party loan remains outstanding. As we sell additional shares of common stock in this offering, we will use the proceeds of such sales to pay down the principal and interest of the related party loan, reducing the payment obligation of the related party loan, and our obligation to the holder of the related party loan. We may also utilize related party loans, from time to time, as a form of leverage to acquire real estate assets. From time to time we may borrow from our Sponsor at a market rate approved by the Independent Committee.

As an alternative means of acquiring investments for which we do not yet have sufficient funds, our Sponsor or its affiliates may close and fund a real estate investment prior to it being acquired by us. This ability to warehouse investments allows us the flexibility to deploy our offering proceeds as funds are raised. We may then acquire such investment at a price equal to the fair market value of such investment, provided that its fair market value is materially equal to its cost (i.e., the aggregate equity capital invested by our Sponsor or its affiliates in connection with the acquisition and during the warehousing of such investments, plus assumption of debt and any costs, such as accrued property management fees and transfer taxes, incurred during or as a result of the warehousing or, with respect to debt, the principal balance plus accrued interest net of any applicable servicing fees).

New Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-02, Leases. The update amends the existing accounting standards for lease accounting, including requiring lessees to recognize most leases on their balance sheets and making targeted changes to lessor accounting. The standard requires a modified retrospective transition approach for all leases existing at, or entered into after, the date of initial application, with an option to use certain transition relief. ASU 2016-02 will be effective for annual reporting periods beginning after December 15, 2018. Early adoption is permitted.

In January 2017, the FASB issued ASU No. 2017-01 Business Combinations (Topic 805), which is intended to clarify the definition of a business and address concerns that the definition of a business had previously been too broad. The pronouncement provides a screen to determine if a set of assets and activities in not a business. The screen requires that when substantially all of the fair value of the gross assets acquired or disposed of is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. This standard is effective for interim or annual periods beginning after December 15, 2017 and allows for either full retrospective or modified retrospective adoption. Early adoption is permitted. We are currently evaluating the impact the adoption of this pronouncement will have on our financial statements.

Quantitative and Qualitative Disclosures about Market Risk

Our future income, cash flows and fair values relating to financial instruments are dependent upon prevailing market interest rates. Market risk refers to the risk of loss from adverse changes in market prices and interest rates. We may use derivative financial instruments to manage or hedge interest rate risks related to borrowing.

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Prior Performance Summary

The information presented in this section represents the historical operating results for our Sponsor and the experience of real estate programs sponsored by our Sponsor, which we refer to as the “Programs.” Investors in our common stock should not assume that they will experience returns, if any, comparable to those experienced by investors in our Sponsor’s affiliated Programs. Investors who purchase shares of our common stock will not thereby acquire any ownership interest in any of the entities to which the following information relates.

The returns to our stockholders will depend in part on the mix of assets in which we invest. As our portfolio may not mirror the portfolios of our Sponsor’s affiliated Programs in any respect, the returns to our stockholders may vary from those generated by our Sponsor’s affiliated Programs. The Programs were conducted through privately-held entities that were not subject to the fees and expenses associated with this offering or many of the laws and regulations to which we will be subject. In addition, our Sponsor is a self-managed, privately-held company with an indefinite duration. As a result, you should not assume the past performance of our Sponsor or the Programs described below will be indicative of our future performance.

Overview of Our Sponsor

Our Sponsor is a privately-held company that operates as a real estate investment firm. Our Sponsor was formed on May 10, 2011 to engage in the business of investing in and managing commercial real estate investments on behalf of both individual and institutional clients. As of June 30, 2018, our Sponsor manages approximately $116 million of equity capital in two separate real estate funds.

Our Sponsor’s prior Programs include Beacon Hill II Investments, LLC (“Beacon Hill”) and Belpointe Multifamily Development Fund I, LP (“BMF”). Beacon Hill and BMF were created to take advantage of “sub-institutional” investments – deals that have been passed over by larger institutional investors due to their small size. In these Programs, our Sponsor brought a sophisticated investment approach to an inefficient set of smaller investment opportunities. The Programs have invested in fee interests in real property both directly and with joint-venture partners.

The profitability and performance of our Sponsor’s business are a function of its (i) assets under management, and (ii) overall returns realized on invested capital. The credit quality of our Sponsor’s investments, the diversification of its portfolio and the underwriting and portfolio management capabilities of our Sponsor’s management team, who also serves as our Manager’s management team, are additional key factors in the performance of our Sponsor’s business.

Our Sponsor’s Prior Investment Programs

Overview

As of June 30, 2018, our Sponsor has sponsored two real estate funds that have raised an aggregate of approximately $116 million of equity capital and have made 11 investments consisting of 11 individual properties with an aggregate acquisition cost of approximately $350 million. The investments are located in the Northeast United States and consist of multifamily and mixed-use properties. All investments were fee interests in properties owned directly or with joint venture partners with approximately 50% portfolio-wide leverage utilization. As of the date of this Offering Circular, neither of the Sponsor’s existing real estate programs has sold any of its assets and, since their inception, have not experienced any material adverse business developments or conditions. As a result of the depth and thoroughness of its underwriting process, the extensive investing and asset management experience of its management team and its strong record in managing a diverse portfolio of assets, we believe our Sponsor has earned a reputation as a leading real estate investor and manager, which has allowed it to access substantial funding in the Programs.

Beacon Hill

Beacon Hill closed on January 13, 2016, with $5.0 million of commitments, with the goal of constructing a single multifamily property located in the heart of downtown Greenwich, Connecticut (the “Beacon Hill Development”). The Beacon Hill Development is consisted of nine condominium units.

BMF

BMF is an ongoing program that, as of December 31, 2019, has raised an aggregate of approximately $110 million from approximately 50 investors. BMF has a goal of seeking “value-add,” primarily from new construction, returns in inefficiently-priced in markets located in the Northeast United States, both on a direct basis. As of December 31, 2019, BMF had made 10 investments in 10 individual properties with an aggregate acquisition and development costs of approximately $358 million in multifamily (4) properties, mixed-use (4) properties and office (2) properties. Set forth below is a brief description of each of BMF’s investments:

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(1)	The Waypointe is the first phase of The Waypointe Redevelopment District, which is located in downtown Norwalk Connecticut and contains 464 new luxury apartments and 58,000 square feet of restaurants/retail space.
(2)	Quincy Lofts at Waypointe is the second phase of The Waypointe Redevelopment District, which is located in downtown Norwalk, Connecticut and contains 69 new luxury apartments in a five story building over covered parking.
(3)	The Berkley at Waypointe is the third phase of The Waypointe Redevelopment District, which is located in downtown Norwalk, Connecticut and contains 129 new luxury apartments, with 4,800 square feet of restaurant space and 7,000 square feet of medical office space.
(4)	The Pinnacle at Waypointe is the fourth phase of The Waypointe Redevelopment District, which is located in downtown Norwalk, Connecticut and will contain 331 newly constructed luxury apartments and approximately 115,000 square feet of restaurants/retain space.
(5)	Highpointe is an improved apartment community development that is located in the heart of Norwalk, Connecticut and will contain 278 newly constructed luxury apartments and approximately 17,000 square feet of restaurants/retail space. Construction is expected to commence in 2020.
(6)	Dreamy Hollow, originally constructed in late 1950s on 18.78 acres, with 13 2-story brick apartment buildings, is currently undergoing major renovations. The apartment community contains an attractive wooded setting, behind stone walls and wood fences, which is located in Norwalk, Connecticut (about one mile from the Westport/Norwalk board). The 13 brick buildings contain a total of 164 apartment and townhouse units, which were converted to cooperative apartments several decades ago and now have been recently converted back into traditional apartments. Renovations at Dreamy Hollow are expected to be complete in 2020.
(7)	Harborview at Waypointe is expected to be the fifth and final phase of The Waypointe Redevelopment District, which is located in downtown Norwalk, Connecticut. The Harborview development is expected to contain over 150 newly constructed luxury apartments. Construction is expected to commence in 2020.
(8)	520 West Avenue is fully renovated medical office and retail building in The Waypointe Redevelopment District, which is located in downtown Norwalk, Connecticut. The building has approximately 28,000 square feet of leasable space which is approximately 96% leased (75% lease to the Norwalk Hospital).
(9)	605 West Avenue is fully renovated medical office and retail building in The Waypointe Redevelopment District which is located in downtown Norwalk, Connecticut. The building has approximately 32,000 square feet of leasable space, which is 100% leased (66% leased to Connecticut Community Bank).
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Description of Capital Stock and Certain Provisions of Maryland Law, our Charter and Bylaws

The following description of our capital stock, certain provisions of Maryland law and certain provisions of our charter and bylaws are summaries and are qualified by reference to Maryland law and our charter and bylaws, copies of which are filed as exhibits to the offering statement of which this offering circular is a part. See “Additional Information.” References in this section to “we,” “our,” “us” and “our company” refer to Belpointe REIT, Inc.

General

We were incorporated in Maryland as a corporation on June 19, 2018. Our charter authorizes us to issue: (i) 900,000,000 shares of common stock, $0.01 par value per share and (ii) 100,000,000 shares of preferred stock. We may increase the number of shares of common or preferred stock without stockholder consent. At this time, we have not issued any preferred stock. As of the date of this offering circular, we have issued 100 shares of common stock to our Sponsor.

We intend to have a December 31st fiscal year end. In addition, we intend to qualify as a REIT and to be taxed as a REIT under the Code on such date as determined by our Board of Directors, taking into consideration factors such as the timing of our ability to generate cash flows, our ability to satisfy the various requirements applicable to REITs and our ability to maintain our status as a qualified opportunity fund. See “Plan of Operations—Our Investments” and “U.S. Federal Income Tax Considerations” for additional details regarding the status of our investments and the various requirements that we must satisfy in order to qualify as a REIT and maintain our status as a qualified opportunity fund.

Common Stock In General

Holders of our common stock will be entitled to receive such dividends as declared from time to time by our Board of Directors out of legally available funds, subject to any preferential rights of any preferred stock that we issue in the future. In any liquidation, each outstanding share of common stock entitles its holder to share (based on the percentage of shares held) in the assets that remain after we pay our liabilities and any preferential dividends owed to preferred stockholders. Holders of shares of our common stock will not have preemptive rights, which means that you will not have an automatic option to purchase any new shares that we issue, nor will holders of our shares of common stock have any preference, conversion, exchange, sinking fund, redemption, or appraisal rights. Our common stock will be non-assessable by us upon our receipt of the consideration for which our Board of Directors authorized its issuance.

Our Board of Directors has authorized the issuance of shares of our common stock without certificates. We will not issue shares in certificated form. Information regarding restrictions on the transferability of our shares that, under Maryland law, would otherwise have been required to appear on our stock certificates will instead be furnished to stockholders upon request and without charge.

Through our transfer agent, Securities Transfer Corporation (the “Transfer Agent”), we maintain a stock ledger that contains the name and address of each stockholder and the number of shares that the stockholder holds. With respect to uncertificated stock, we will continue to treat the stockholder registered on our stock ledger as the owner of the shares until the new owner delivers a properly executed form to us, which form we will provide to any registered holder upon request.

Voting Common Stock

Subject to the restrictions in our charter on transfer and ownership of shares and except as may otherwise be specified in the charter, the holders of our common stock are entitled to one vote per share on all matters submitted to a stockholder vote, including election of our directors. Therefore, the holders of a majority of our outstanding shares of common stock can elect the entire Board of Directors. Except as set forth in our charter, including any articles supplementary with respect to any series of preferred stock we may issue in the future, the holders of our common stock will possess exclusive voting power. Our charter does not provide for cumulative voting in the election of its directors.

Preferred Stock

Our charter authorizes our Board of Directors to designate and issue one or more classes or series of preferred stock without approval of our common stockholders. Our Board of Directors may determine the relative rights, preferences and privileges of each class or series of preferred stock so issued, which may be more beneficial than the rights, preferences, and privileges attributable to our common stock. The issuance of preferred stock could have the effect of delaying or preventing a change in control. Our Board of Directors has no present plans to issue preferred stock but may do so at any time in the future without stockholder approval.

Preferred Stock to Meet 100 Investor REIT Requirement.

Following completion of this offering, to the extent necessary to assist us in obtaining a sufficient number of stockholders to meet certain of the qualification requirements for taxation as a REIT under the Code, we may undertake to issue and sell up to approximately 125 shares of a new series of preferred stock in a private placement to up to approximately 125 investors who qualify as “accredited investors” (as that term is defined in Rule 501(a) of Regulation D under the Securities Act). The preferred stock is expected to be perpetual, pay an annual market dividend for securities of this type and be redeemable by us at a premium to the aggregate liquidation value. For example, if we issue 125 shares of preferred stock with a liquidation price of $1,000 per share and an annual dividend of 12.5%, we would raise additional capital of $125,000

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and be required to be pay or set aside for payment, in the aggregate, approximately $15,625 annually, before any dividends on shares of our common stock could be made.

Meetings and Special Voting Requirements

An annual meeting of our stockholders will be held each year, on a date and at the time and place set by our Board of Directors.

Special meetings of stockholders may be called by the chairman of our Board of Directors, chief executive officer, president or our Board of Directors. In addition, a special meeting of the stockholders must be called to act on any matter that may properly be considered at a meeting of stockholders upon the written request of stockholders entitled to cast not less than a majority of all the votes entitled to be cast at such meeting and the satisfaction by such stockholders of certain procedural requirements set forth in the Bylaws.

The presence in person or by proxy of stockholders entitled to cast a majority of all the votes entitled to be cast at any stockholder meeting constitutes a quorum. The affirmative vote of a plurality of all votes cast is sufficient to elect a director. Unless otherwise provided by the Maryland General Corporation Law or our charter, the affirmative vote of a majority of all votes cast is sufficient to approve any other matter which properly comes before the meeting.

Under the Maryland General Corporation Law, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business, unless declared advisable by its board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. However, a Maryland corporation may provide in its charter for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter. Except for amendments of our charter relating to the restrictions on transfer and ownership of shares and the vote required to amend certain provisions of our charter and except for those amendments permitted to be made without stockholder approval under Maryland law or by specific provision in the charter, any amendment to our charter will be valid only if it is declared advisable by our Board of Directors and approved by the affirmative vote of holders of shares entitled to cast at least two-thirds of all votes entitled to be cast on the matter.

Restrictions on Ownership of Shares

Ownership Limit

To maintain our REIT qualification, not more than 50% in value of our outstanding shares may be owned, directly or indirectly, by five or fewer individuals (including certain entities treated as individuals under the Code) during the last half of each taxable year. In addition, at least 100 persons who are independent of us and each other must beneficially own our outstanding shares for at least 335 days per 12-month taxable year or during a proportionate part of a shorter taxable year. Each of the requirements specified in the two preceding sentences will not apply to any period prior to the second year for which we elect to be taxable as a REIT. We may prohibit certain acquisitions and transfers of shares so as to ensure our continued qualification as a REIT under the Code. However, we cannot assure you that this prohibition will be effective.

To help ensure that we meet these tests, our charter prohibits any person or group of persons from acquiring, directly or indirectly, beneficial ownership of more than 9.8% by value or number of shares, whichever is more restrictive, of our outstanding shares of common stock, or 9.8% by value or number of shares, whichever is more restrictive, of our outstanding capital stock unless exempted by our Board of Directors. Our Board of Directors may waive 9.8% ownership limitations with respect to a particular person if our Board of Directors receives evidence that ownership in excess of the limit will not jeopardize our REIT status. For purposes of this provision, we treat corporations, partnerships and other entities as single persons.

These 9.8% ownership limitations will apply as of the first date of the second taxable year for which we elect to be treated as a REIT. However, our charter will also prohibit any actual, beneficial or constructive ownership of our shares that causes us to fail to qualify as a REIT (including any ownership that would result in any of our income that would otherwise qualify as “rents from real property” for purposes of the REIT rules to fail to qualify as such) and such ownership limitation shall not be waived. In addition, our charter prohibits a person from owning actually or constructively shares of our outstanding capital stock if such ownership would result in any of our income that would otherwise qualify as “rents from real property” for purposes of the REIT rules to fail to qualify as such.

Any attempted transfer of our shares that, if effective, would result in a violation of our ownership limit or would otherwise cause us to fail to qualify as a REIT (including by virtue of us being “closely held” or through our receipt of related party tenant income) will be null and void and will cause the number of shares causing the violation to be automatically transferred to a trust for the exclusive benefit of one or more charitable beneficiaries. Any attempted transfer of our shares that, if effective, would result in our shares being owned by fewer than 100 persons will be null and void. The prohibited transferee will not acquire any rights in the shares. The automatic transfer will be deemed to be effective as of the close of

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business on the business day prior to the date of the attempted transfer. We will designate a trustee of the trust that will not be affiliated with us or the prohibited transferee. We will also name one or more charitable organizations as a beneficiary of the share trust.

Shares held in trust will remain issued and outstanding shares and will be entitled to the same rights and privileges as all other shares of the same class or series. The prohibited transferee will not benefit economically from any of the shares held in trust, will not have any rights to dividends or dividends, and will not have the right to vote or any other rights attributable to the shares held in the trust. The trustee will receive all dividends and dividends on the shares held in trust and will hold such dividends or dividends in trust for the benefit of the charitable beneficiary. The trustee may vote any shares held in trust.

Within 20 days of receiving notice from us that any of our shares have been transferred to the trust for the charitable beneficiary, the trustee will sell those shares to a person designated by the trustee whose ownership of the shares will not violate the above restrictions. Upon the sale, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the prohibited transferee and to the charitable beneficiary as follows. The prohibited transferee will receive the lesser of (i) the price paid by the prohibited transferee for the shares or, if the prohibited transferee did not give value for the shares in connection with the event causing the shares to be held in the trust (e.g., a gift, devise or other similar transaction), the market price (as defined in our charter) of the shares on the day of the event causing the shares to be held in the trust and (ii) the price received by the trustee from the sale or other disposition of the shares. Any net sale proceeds in excess of the amount payable to the prohibited transferee will be paid immediately to the charitable beneficiary. If, prior to our discovery that shares have been transferred to the trust, the shares are sold by the prohibited transferee, then (i) the shares will be deemed to have been sold on behalf of the trust and (ii) to the extent that the prohibited transferee received an amount for the shares that exceeds the amount he was entitled to receive, the excess will be paid to the trustee upon demand.

In addition, shares held in the trust for the charitable beneficiary will be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of (i) the price per share in the transaction that resulted in the transfer to the trust (or, in the case of a devise or gift, the market price at the time of the devise or gift) and (ii) the market price on the date we, or our designee, accept the offer. We will have the right to accept the offer until the trustee has sold the shares. Upon a sale to us, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the prohibited transferee.

Any person who acquires or attempts to acquire shares in violation of the foregoing restrictions or who would have owned the shares that were transferred to any such trust must give us immediate written notice of such event, and any person who proposes or attempts to acquire or receive shares in violation of the foregoing restrictions must give us at least 15 days’ written notice prior to such transaction. In both cases, such persons will provide to us such other information as we may request in order to determine the effect, if any, of such transfer on our status as a REIT.

The foregoing restrictions will continue to apply until our Board of Directors determines it is no longer in our best interest to continue to qualify as a REIT. The 9.8% ownership limitations described above do not apply to any underwriter in an offering of our shares or to a person or persons exempted from the ownership limit by our Board of Directors based upon appropriate assurances that our qualification as a REIT would not be jeopardized.

Within 30 days after the end of each taxable year, every owner of 5% or more of our outstanding capital stock will be asked to deliver to us a statement setting forth the number of shares owned directly or indirectly by such person and a description of how such person holds the shares. Each such owner will also provide us with such additional information as we may request in order to determine the effect, if any, of his or her beneficial ownership on our status as a REIT and to ensure compliance with our ownership limit.

In addition, our charter provides that, prior to the first date on which any class or series of shares of our capital stock constitutes “publicly-offered securities” (as defined in the Plan Assets Regulation), “benefit plan investors” may not hold, in the aggregate, 25 percent or more of the value of any class or series of shares of our capital stock. If benefit plan investors exceed this 25% limit, we may redeem their interests at a price equal to the then current NAV per share or transfer their interests to a trust for the benefit of a charitable beneficiary. See “ERISA Considerations—The 25% Limit” for more information.

Furthermore, our charter provides that, in the event we determine in our discretion that there is a material likelihood that we would be a fiduciary under applicable law with respect to an investor that is subject to ERISA and/or Section 4975 of the Code (e.g., an IRA), we have the authority to redeem such investor’s interests at a price equal to the then current NAV per share.

These restrictions could delay, defer or prevent a transaction or change in control of us that might involve a premium price for our shares of common stock or otherwise be in the best interests of our stockholders.

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Investment Criteria, Minimum Investment and Transfer Restrictions

Pursuant to the requirements of Section 18(b)(4)(D)(ii) of the Securities Act and Rule 251(d)(2)(i)(C) of Regulation A, purchasers of our common stock must be “qualified purchasers,” which means that they are required to satisfy certain investment criteria regarding their net worth or income. Purchasers must either (i) be an accredited investor or (ii) if you are not an accredited investor, the investment in the shares is not more than 10% of the greater of: (a) if you are a natural person: (1) your individual net worth, or joint net worth with your spouse, excluding the value of your primary residence; or (2) your individual income, or joint income with your spouse, received in each of the two most recent years and you have a reasonable expectation that an investment in the shares will not exceed 10% of your individual or joint income in the current year or (b) if you are not a natural person, (1) your revenue, as of your most recently completed fiscal year end; or (2) your net assets, as of your most recently completed fiscal year end. See “Investment Criteria” on page iii of this offering circular for more information.

No stockholder shall, without the prior written approval of our Board of Directors, transfer any shares of Capital Stock if, in the opinion of counsel, such transfer would result in our being required to become a reporting company under the Exchange Act. Any such transfer shall be void ab initio and the intended transferee shall acquire no rights in such shares of Capital Stock. This restriction shall not apply at any time (i) that we have a class of securities registered under the Exchange Act or are filing reports pursuant to Section 13 or 15(d) under the Exchange Act or (ii) after our Board of Directors adopts a resolution to such effect.

All subsequent sales must comply with applicable state and federal securities laws.

The minimum investment required in this offering is 100 shares of common stock, or $10,000 based on the initial offering price of $100.00 per share, provided that our Manager has the discretion to accept smaller investments. Pursuant to a board policy, you may not transfer your shares of common stock in a manner that causes you or your transferee to own fewer than the number of shares of common stock required to meet the minimum purchase requirements, except for the following transfers without consideration: transfers by gift; transfers by inheritance; intrafamily transfers; family dissolutions; transfers to affiliates; and transfers by operation of law. These minimum investment requirements are applicable unless and until our shares of common stock are listed on a national securities exchange, and these requirements may make it more difficult for you to sell your shares of common stock. We cannot assure you that our shares of common stock will ever be listed on a national securities exchange.

Dividends

We expect that we will declare and pay dividends on a quarterly basis, or more or less frequently as advised by our Manager, in arrears, based on daily record dates. Any dividends we make will be following consultation with our Manager, and will be based on, among other factors, our present and reasonably projected future cash flow. We expect that we will set the rate of dividends at a level that will be reasonably consistent and sustainable over time. Neither we nor our Manager has pre-established a percentage range of return for dividends to stockholders. We have not established a minimum distribution level, and our charter does not require that we pay dividends to our stockholders.

Generally, our policy will be to pay dividends from cash flow from operations. During our offering stage, when we may raise capital in this offering more quickly than we acquire income-producing assets, and for some period after our offering stage, we may not be able to pay dividends solely from our cash flow from operations. Further, because we may receive property income or other revenue at various times during our fiscal year and because we may need cash flow from operations during a particular period to fund capital expenditures and other expenses, we expect that at least during the early stages of our development and from time to time during our operational stage, we will declare dividends in anticipation of cash flow that we expect to receive during a later period and we will pay these dividends in advance of our actual receipt of these funds. In these instances, we expect to look to third party borrowings or lines of credit to fund our dividends. We may also fund such dividends from the sale of assets or other investments. Our charter permits us to pay dividends from any source, including offering proceeds or borrowings (which may constitute a return of capital), and our charter does not limit the amount of funds we may use from any source to pay such dividends. If we pay dividends from sources other than our cash flow from operations, we will have less funds available for investment in properties and other assets.

To maintain our qualification as a REIT, we must make aggregate annual dividends to our stockholders of at least 90% of our REIT taxable income (which is computed without regard to the dividends-paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). If we meet the REIT qualification requirements, we generally will not be subject to federal income tax on the income that we distribute to our stockholders each year. See “U.S. Federal Income Tax Considerations – Requirements for Qualification – Annual Distribution Requirements.” Our Board of Directors may authorize dividends in excess of those required for us to maintain REIT status depending on our financial condition and such other factors as our Board of Directors deems relevant.

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Dividends that you receive, and which are not designated by us as capital gain dividends, will generally be taxed as ordinary income to the extent they are from current or accumulated earnings and profits. To the extent any portion of your distribution is not from current or accumulated earnings and profits, it will not be subject to tax immediately; it will be considered a return of capital for tax purposes and will reduce the tax basis of your investment (and potentially result in taxable gain upon your sale of the stock). Dividends that constitute a return of capital, in effect, defer a portion of your tax until your investment is sold or we are liquidated, at which time you will be taxed at capital gains rates. See “U.S. Federal Income Tax Considerations—Taxation of Stockholders – Taxation of Taxable Domestic Stockholders – Dividends” for an additional discussion of these rules. However, because each investor’s tax considerations are different, we suggest that you consult with your tax advisor.

Business Combinations

Under the Maryland General Corporation Law, certain “business combinations” (including a merger, consolidation, share exchange or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and any interested stockholder, or an affiliate of such an interested stockholder, are prohibited for five years following the most recent date on which the interested stockholder became an interested stockholder. Maryland law defines an interested stockholder as:

•	any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the corporation’s outstanding voting stock after the date on which the corporation had 100 or more beneficial owners of its stock; or
•	an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question and after the date on which the corporation had 100 or more beneficial owners of its stock, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding voting stock of the corporation.

After such five-year period, any such business combination must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and
•	two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom (or with whose affiliate) the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These supermajority approval requirements do not apply if, among other conditions, the corporation’s common stockholders receive a minimum price (as defined in the Maryland General Corporation Law) for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares. In addition, a person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. The board of directors may provide that its approval is subject to compliance with any terms and conditions determined by it.

These provisions of the Maryland General Corporation Law do not apply, however, to business combinations that are approved or exempted by a corporation’s board of directors prior to the time that the interested stockholder becomes an interested stockholder. Our Board of Directors has adopted a resolution exempting any business combinations between us and any other person or entity from the business combination provisions of the Maryland General Corporation Law and, consequently, the five-year prohibition and the supermajority vote requirements will not apply to business combinations between us and any person as described above. As a result, any person described above may be able to enter into business combinations with us that may not be in the best interest of our stockholders without compliance by our company with the supermajority vote requirements and other provisions of the statute.

None of these provisions of the Maryland General Corporation Law will apply, however, to business combinations that are approved or exempted by the board of directors of the corporation prior to the time that the interested stockholder becomes an interested stockholder. We have opted out of these provisions by resolution of our Board of Directors. However, our Board of Directors may, by resolution, opt in to the business combination statute in the future.

Control Share Acquisitions

The Maryland General Corporation Law provides that holders of “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights with respect to any control shares except to the extent approved at a special meeting of stockholders by the affirmative vote of at least two-thirds of the votes entitled to be cast on the matter, excluding shares of stock of a corporation in respect of which any of the following persons is entitled to exercise or direct the exercise of the voting power of such shares in the election of directors: (a) a person who makes or proposes to

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make a control share acquisition; (b) an officer of the corporation; or (c) an employee of the corporation who is also a director of the corporation. “Control shares” are voting shares of stock which, if aggregated with all other such shares of stock previously acquired by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third;
•	one-third or more but less than a majority; or
•	a majority or more of all voting power.

Control shares do not include shares that the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A “control share acquisition” means the acquisition, directly or indirectly, of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses and making an “acquiring person statement” as described in the Maryland General Corporation Law), may compel our Board of Directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares acquired or to be acquired in the control share acquisition. If no request for a special meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights of control shares are not approved at the meeting or if the acquiring person does not deliver an “acquiring person statement” as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights, unless these specific appraisal rights are eliminated under the charter or bylaws.

The control share acquisition statute does not apply to: (a) shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or (b) acquisitions approved or exempted by the charter or bylaws of the corporation.

Our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of our stock. There can be no assurance that this provision will not be amended or eliminated by the board at any time in the future.

Exclusive Forum

Our bylaws contain a forum selection provision designating the New York Supreme Court in New York, New York (or, if that court does not have jurisdiction, the United States District Court for the Southern District of New York) as the sole and exclusive forum for derivative claims brought on our behalf, claims against any of our directors, officers or other employees alleging a breach of duty owed to us or our stockholders, claims against us or any of our directors, officers or other employees arising pursuant to any provision of the Maryland General Corporation Law or our charter or bylaws, claims against us or any of our directors, officers or other employees governed by the internal affairs doctrine, and any other claims brought by or on behalf of any stockholder of record or any beneficial owner of our common stock (either on his, her or its own behalf or on behalf of any series or class of shares of our stock or any group of our stockholders) against us or any of our directors, officers or other employees, unless we consent to an alternative forum. The portion of our forum selection provision designating the New York Supreme Court in New York, New York as the exclusive forum for certain claims would not apply to claims brought to enforce a duty or liability created by the Exchange Act, as such claims fall under the exclusive jurisdiction of the federal courts, however the portion of our forum selection provision designating the United States District Court for the Southern District of New York would apply to any such claims. Our forum selection provision would apply to claims brought to enforce a duty or liability created by the Securities Act. Our forum selection provision does not relieve us of our duties to comply with, and our stockholders cannot waive our compliance with, the federal securities laws and the rules and regulations thereunder. Moreover, there is uncertainty as to whether a court would enforce our forum selection provision, with respect to claims brought under the federal securities laws or otherwise.

Indemnification and Limitation of Directors’ and Officers’ Liability

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, except for liability resulting from:

•	actual receipt of an improper benefit or profit in money, property or services; or
•	active and deliberate dishonesty established by a final judgment and which is material to the cause of action.

Our charter contains such a provision that eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law. These limitations of liability do not apply to liabilities arising under the federal securities laws and do not generally affect the availability of equitable remedies such as injunctive relief or rescission.

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Our charter also authorizes our company, to the maximum extent permitted by Maryland law, to obligate our company to indemnify any present or former director or officer or any individual who, while a director or officer of our company and at the request of our company, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee, from and against any claim or liability to which that individual may become subject or which that individual may incur by reason of his or her service in any such capacity and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding.

Our bylaws obligate us, to the maximum extent permitted by Maryland law, to indemnify any present or former director or officer or any individual who, while a director or officer of our company and at the request of our company, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in that capacity, from and against any claim or liability to which that individual may become subject or which that individual may incur by reason of his or her service in any such capacity and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. Our charter and bylaws also permit our company to indemnify and advance expenses to any individual who served a predecessor of our company in any of the capacities described above and any employee or agent of our company or a predecessor of our company.

Maryland law requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty;
•	the director or officer actually received an improper personal benefit in money, property or services; or
•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of:

•	a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation; and
•	a written undertaking by him or her on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

Insofar as the foregoing provisions permit indemnification of directors, executive officers or persons controlling us for liability arising under the Securities Act, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Transfer Agent and Registrar

We are not selling the shares through commissioned sales agents or underwriters. We will use our existing website, www.belpointereit.com, to provide notification of the offering. This offering circular will be furnished to prospective investors at investorrelations@belpointereit.com via download 24 hours per day, 7 days per week on our website.

Payments for subscriptions must be transmitted directly by wire or electronic funds transfer via ACH to the specified bank account maintained by our Manager pursuant to the instructions in the subscription agreement.

To ensure that any account changes or updates are made promptly and accurately, all changes and updates should be directed to the transfer agent, including any change to a stockholder’s address, ownership type, or distribution mailing address, as well as stockholder repurchase requests under our share repurchase program.

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Stockholder Redemption Plan

While you should view your investment as long-term, we have adopted a stockholder redemption plan which may provide an opportunity for our stockholders to have their shares of our common stock redeemed by us, subject to certain restrictions and limitations. Shares may not be redeemed under our stockholder redemption plan until the first anniversary of the date such shares were purchased. Due to the illiquid nature of investments in real estate, we may not have sufficient liquid resources to fund redemption requests. In addition, we have established limits on the source and amount of funds we may use for redemptions during any calendar quarter.

The purchase price for shares redeemed under our stockholder redemption plan will be the applicable NAV per share at the time of redemption, less any applicable fees payable to own Transfer Agent.

Redemption of shares of our common stock may be made quarterly upon written request to us at least 15 business days prior to the end of the applicable quarter. We intend to provide notice of redemption by the last business day of each quarter, with an effective redemption date as of the last day of each quarter (the “Redemption Date”). Settlements of share repurchases will be made within 14 days following the applicable Redemption Date, provided that payment of the redemption price may be delayed until 30 days after the applicable Redemption Date due to exigent circumstances, including, without limitation, our payment processing provider choosing to discontinue service or having technical outages that prevent us from processing share repurchases in a timely manner. Share repurchases will be effected at a repurchase price equal to the Company’s NAV per share for the quarter in which the Redemption Date occurs. Stockholders may withdraw their redemption request at any time up to three (3) business days prior to the Redemption Date. If we agree to honor a redemption request, the shares of our common stock to be redeemed will cease to accrue dividends or have voting rights as of the Redemption Date.

Upon the redemption of any shares of our common stock, the redemption price will be reduced by the aggregate sum of dividends, if any, declared on the shares subject to the redemption request with record dates during the period between the quarter-end redemption request date and the date of redemption. If a redemption date with respect to shares of our common stock comes after the record date for the payment of a distribution to be paid on those shares but before the payment or distribution, the registered holders of those shares at the close of business on such record date will be entitled to receive the distribution on the payment date, notwithstanding the redemption of those shares or our default in payment of the distribution.

We may fund redemption requests from sources other than cash flow from operations, including, without limitation, the sale of assets, borrowings, return of capital or offering proceeds (including from sales of our common stock pursuant to this offering), and we have no limits on the amounts we may pay from those sources. We cannot guarantee that any funds will be set aside for the redemption plan or whether any funds set aside for redemption will be sufficient to accommodate all requests made in any quarter. In the event that we do not have sufficient funds available to redeem all of the shares of our common stock for which redemption requests have been submitted in any quarter, we plan to redeem shares of our common stock on a pro rata basis on the redemption date. In addition, if we redeem less than all of the shares subject to a redemption request in any quarter, with respect to any unredeemed shares, you can: (i) withdraw your request for redemption or (ii) ask that we honor your request in a future quarter, if any, when such redemptions can be made pursuant to the limitations of the redemption plan when sufficient funds are available. Such pending requests will be honored on a pro rata basis along with any new requests received in that future quarter. For investors who hold shares of our common stock with more than one record date, redemption requests will be applied to such shares in the order in which they were purchased, on a first in first out basis.

There is no minimum holding period for shares of our common stock, and stockholders can request that we repurchase their shares at any time. We are not obligated to redeem shares of our common stock under the redemption plan. We will limit the number of shares to be redeemed during any calendar quarter to 5.0% of the weighted average number of shares of our common stock outstanding during the prior calendar quarter, with excess capacity carried over to later quarters in the calendar year. Our limits on ownership of our shares also may require us to decline redemption requests that would cause other stockholders to exceed such ownership limits. In addition, in order to comply with certain of the distribution requirements applicable to REITs we will decline to honor any redemption request that we believe is a “dividend equivalent” redemption as discussed in “U.S. Federal Income Tax Considerations—Taxation of Taxable U.S. Stockholders—Redemptions of Common Stock.” The Manager may also, in its sole discretion, decline any particular redemption request if it believes such action is necessary to preserve our status as a REIT. Therefore, you may not have the opportunity to make a redemption request prior to any potential termination of our redemption plan.

We will treat a repurchase request that would cause a stockholder to own less than 100 shares of our common stock as a request to repurchase all of his or her shares of common stock, and we will vary from pro rata treatment of repurchases as necessary to avoid having stockholders holding fewer than 100 shares of our common stock or in other special situations determined by our Board of Directors.

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Our Manager, in its sole discretion, will determine in good faith whether a stockholder becomes completely disabled based on the definition of “disabled” under the federal Social Security Act. The federal Social Security Act generally defines disabled or disability as the inability to engage in any substantial gainful activity because of a medically determinable physical or mental impairment(s) that either (i) can be expected to result in death or (ii) has lasted or that we can expect to last for a continuous period of not less than 12 months. Our Manager may rely on a determination made by the Social Security Administration’s office in the stockholder’s state in making its determination that the stockholder’s medical condition is considered a disability under the Social Security Act.

Repurchase upon complete disability will only be available to stockholders who become completely disabled after the purchase of their shares. If the shares are purchased by joint owners, the repurchase upon complete disability or death will be available when either joint owner first becomes completely disabled or dies.

A stockholder requesting redemption will be responsible for paying or reimbursing us for any third-party costs incurred as a result of the redemption request, including but not limited to, bank transaction charges, custody fees, taxes, assessments and/or transfer agent charges.

In addition, our Manager may, in its sole discretion, without advanced written notice to our stockholders, amend, suspend, or terminate the redemption plan at any time, including to protect our operations and our remaining stockholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason. The Manager may also, in its sole discretion, decline any particular redemption request if it believes such action is necessary to preserve our status as a REIT (for example, if a redemption request would cause a non-redeeming stockholder to violate certain ownership limits applicable to REITs or if a redemption constitutes a “dividend equivalent redemption” that could give rise to a preferential dividend issue, to the extent applicable). Therefore, you may not have the opportunity to make a redemption request prior to any potential termination of our redemption plan.

We have the right to monitor the trading patterns of stockholders or their financial advisors and we reserve the right to reject any purchase or redemption transaction at any time based on what we deem to be a pattern of excessive, abusive or short-term trading. We expect that there will be no regular secondary trading market for the shares of our common stock in the near term. However, in the event a secondary market for our shares develops, we will terminate our redemption plan.

For more information about our stockholder redemption plan or to submit a redemption request, please contact us by email at investorrelations@belpointereit.com.

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Description of The Partnership Agreement of Belpointe REIT OP, LP

The following summary of the terms of the Agreement of Limited Partnership of our Operating Partnership does not purport to be complete and is subject to and qualified in its entirety by reference to the Agreement of Limited Partnership of Belpointe REIT OP, LP, a copy of which is an exhibit to the offering statement of which this offering circular is a part. See “Additional Information.” References in this section to “we,” “our,” “us” and “our company” refer to Belpointe REIT, Inc.

Management

We are the sole general partner of our Operating Partnership, which is organized as a Delaware limited partnership. We will conduct all of our operations and make all of our investments through our Operating Partnership. Pursuant to the partnership agreement, we have full, exclusive and complete responsibility and discretion in the management and control of our Operating Partnership, including the ability to cause our Operating Partnership to enter into certain major transactions including acquisitions, dispositions and refinancings, pay dividends to partners, and to cause changes in our Operating Partnership’s business activities. The partnership agreement will require that our Operating Partnership be operated in a manner that permits us to qualify as a REIT.

Transferability of General Partner Interests

We may voluntarily withdraw from our Operating Partnership or transfer or assign our interest in our Operating Partnership or engage in any merger, consolidation or other combination, or sale of all or substantially all of our assets without obtaining the consent of limited partners if either:

•	following such transaction, the equity holders of the surviving entity are substantially identical to our existing stockholders;
•	as a result of such a transaction, all limited partners (other than our company), will receive for each common unit an amount of cash, securities and other property equal in value to the greatest amount of cash, securities and other property paid in the transaction to a holder of shares of our common stock, provided that if, in connection with the transaction, a purchase, tender or exchange offer shall have been made to and accepted by the holders of more than 50% of the outstanding shares of our common stock, each holder of OP Units (other than those held by our company or its subsidiaries) shall be given the option to exchange its OP Units for the greatest amount of cash, securities or other property that a limited partner would have received had it (A) exercised its redemption right (described below) and (B) sold, tendered or exchanged pursuant to the offer the shares of our common stock received upon exercise of the redemption right immediately prior to the expiration of the offer;
•	if immediately after such a transaction (i) substantially all of the assets of the successor or surviving entity, other than OP Units held by us, are owned, directly or indirectly, by our Operating Partnership, provided that if, in connection with the transaction, a purchase, tender or exchange offer shall have been made to and accepted by the holders of more than 50% of the outstanding shares of our common stock, each holder of OP Units (other than those held by our company or its subsidiaries) shall be given the option to exchange its OP Units for the greatest amount of cash, securities or other property that a limited partner would have received had it (A) exercised its redemption right (described below) and (B) sold, tendered or exchanged pursuant to the offer the shares of our common stock received upon exercise of the redemption right immediately prior to the expiration of the offer; or
•	the transaction is to a wholly-owned subsidiary.

Following such transfers the General Partner may withdraw as the general partner.

Limited partners generally have no voting or consent rights, except as set forth above and for certain amendments to the partnership agreement. Amendments to reflect the issuance of additional partnership interests or to set forth or modify the designations, rights, powers, duties and preferences of holders of any additional partnership interests in the partnership may be made by the general partner without the consent of the limited partners. In addition, amendments that would not adversely affect the rights of the limited partners in any material respect and certain other specified types of amendments may be made by the general partner without the consent of the limited partners. Otherwise, amendments to the partnership agreement that would adversely affect the rights of the limited partners in any material respect must be approved by limited partners holding a majority of the OP Units (including the OP Units held by our company and our affiliates) and, if such amendments would modify certain provisions of the partnership agreement relating to dividends, allocations, and redemptions, among others, the consent of a majority in interest of the OP Units held by limited partners (other than our company and our affiliates) is required if such an amendment would disproportionately affect such limited partners. In addition, any amendment to the partnership agreement that would convert a limited partner interest into a general partner interest (except for our acquiring

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such interest) or modify the limited liability of a limited partner would require the consent of each limited partner adversely affected or otherwise will be effective against only those limited partners who provide consent.

Capital Contributions

We will contribute, directly, to our Operating Partnership substantially all of the net proceeds from this offering and the private placement to our Sponsor as our initial capital contribution in exchange for OP Units. The partnership agreement provides that if our Operating Partnership requires additional funds at any time in excess of funds available to our Operating Partnership from borrowing or capital contributions, we may borrow such funds from a financial institution or other lender and lend such funds to our Operating Partnership on the same terms and conditions as are applicable to our borrowing of such funds. Under the partnership agreement, if we issue any additional equity securities, we are obligated to contribute the proceeds from such issuance as additional capital to our Operating Partnership and we will receive additional OP Units with economic interests substantially similar to those of the securities we issued. In addition, if we contribute additional capital to our Operating Partnership, we generally will revalue the property of our Operating Partnership to its fair market value (as determined by us) and the capital accounts of the partners will be adjusted to reflect the manner in which the unrealized gain or loss inherent in such property (that has not been reflected in the capital accounts previously) would be allocated among the partners under the terms of the partnership agreement if there were a taxable disposition of such property for its fair market value (as determined by us) on the date of the revaluation. Our operating partnership may issue preferred partnership interests, in connection with acquisitions of property, our issuance of preferred shares or otherwise, which could have priority over common partnership interests with respect to dividends from our Operating Partnership, including the partnership interests we own.

Redemption Rights

Pursuant to the partnership agreement, any future limited partners, other than our company or our subsidiaries (except to the extent described below), will receive redemption rights, which, beginning one year after issuance, will enable them to cause our Operating Partnership to redeem the OP Units held by such limited partners in exchange for cash or, at our option, shares of our common stock on a one-for-one basis. The cash redemption amount per common unit would be calculated as a percentage of the NAV per share in effect at the time of the redemption, determined in the same manner as payments under our stockholder redemption plan for shares of our common stock. The number of shares of our common stock issuable upon redemption of OP Units held by limited partners may be adjusted upon the occurrence of certain events such as stock dividends, stock subdivisions or combinations. We expect to fund cash redemptions, if any, out of available cash or borrowings. To the extent we assume the redemption request by issuing shares of our common stock to a redeeming limited partner, the redeeming limited partner could then redeem those shares for cash pursuant to our stockholder redemption plan. The partnership agreement provides that, until such time as our common stock is listed for trading on a stock exchange, a limited partner may make its redemption request contingent on such limited partner’s OP Units either (i) being redeemed by the Operating Partnership for cash or (ii) being acquired by us in exchange for shares of our common stock and then those shares being redeemed pursuant to our stockholder redemption plan. Notwithstanding the foregoing, a limited partner will not be entitled to exercise its redemption rights if the delivery of common stock to the redeeming limited partner could cause:

•	the redeeming partner or any other person to violate any of the restrictions on ownership and transfer of our stock contained in our charter;
•	a termination of our Operating Partnership for U.S. federal or state income tax purposes (except as a result of the redemption of all units other than those owned by us);
•	our Operating Partnership to cease to be classified as a partnership for U.S. federal income tax purposes (except as a result of the redemption of all units other than those owned by us);
•	our Operating Partnership to become, with respect to any employee benefit plan subject to Title I of ERISA, a “party-in-interest” (as defined in Section 3(14) of ERISA) or a “disqualified person” (as defined in Section 4975(e) of the Code);
•	any portion of the assets of our Operating Partnership to constitute assets of any employee benefit plan pursuant to Department of Labor Regulations Section 2510.2-101;
•	our Operating Partnership to become a “publicly traded partnership,” as such term is defined in Section 7704(b) of the Code, that is taxable as a corporation for U.S. federal income tax purposes;
•	our Operating Partnership to be regulated under the Investment Company Act, the Investment Advisers Act, or ERISA; or
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•	an adverse effect on our ability to continue to qualify as a REIT or, except with our consent, cause any taxes to become payable by us under Section 857 or Section 4981 of the Code.

We may, in our sole and absolute discretion, waive any of these restrictions.

In addition to the foregoing, (i) to the extent we redeem common stock of the REIT, the Operating Partnership may redeem common units held by the REIT in order to give effect to such redemption of common stock and (ii) the Operating Partnership may make certain other anti-dilutive adjustments to the REIT’s ownership of common units in order to effect the varying economic arrangements between the REIT on the one hand and the other investors in the Operating Partnership on the other hand (i.e., the disproportionate bearing of certain fees and expenses).

Reimbursement of Expenses

In addition to the administrative and operating costs and expenses incurred by our Operating Partnership, our Operating Partnership will pay all of our administrative costs and expenses, including:

•	all expenses relating to our formation and continuity of existence and operation;
•	all expenses relating to our organizational costs and the costs of this offering;
•	all expenses relating to registrations and repurchases of securities;
•	all expenses associated with the preparation and filing of any of our periodic or other reports and communications under U.S. federal, state or local laws or regulations;
•	all expenses associated with our compliance with laws, rules and regulations promulgated by any regulatory body;
•	all expenses for compensation of our directors, director nominees and officers; and
•	all of our other operating or administrative costs incurred in the ordinary course of business on behalf of our Operating Partnership.

Fiduciary Responsibilities

Our directors and officers have duties under applicable Maryland law to manage our company in a manner consistent with the best interests of our stockholders. At the same time, we, as the general partner of our Operating Partnership, will have fiduciary duties under applicable Delaware law to manage our Operating Partnership in a manner beneficial to our Operating Partnership and its partners. Our duties to our Operating Partnership and its limited partners, therefore, may come into conflict with the duties of our directors and officers to our stockholders. The limited partners of our Operating Partnership expressly will acknowledge that, as the general partner of our Operating Partnership, we are acting for the benefit of our Operating Partnership, the limited partners and our stockholders collectively. When deciding whether to cause our Operating Partnership to take or decline to take any actions, we, as the general partner, will be under no obligation to give priority to the separate interest of (i) the limited partners in our Operating Partnership (including, without limitation, tax considerations of our limited partners except as provided in a separate written agreement) or (ii) our stockholders.

Dividends

The partnership agreement will provide that, subject to the terms of any preferred partnership interests, our Operating Partnership will make non-liquidating dividends at such time and in such amounts as determined by us in our sole discretion, to us and the limited partners in accordance with their respective percentage interests in our Operating Partnership.

Upon liquidation of our Operating Partnership, after payment of, or adequate provision for, debts and obligations of the partnership, including any partner loans and subject to the terms of any preferred partnership interests, any remaining assets of the partnership will be distributed to us and the limited partners with positive capital accounts in accordance with their respective positive capital account balances.

Allocations

Profits and losses of the partnership (including depreciation and amortization deductions) for each taxable year generally will be allocated to us and the other limited partners in accordance with the respective percentage interests in the partnership, subject to certain allocations to be made with respect to LTIP Units as described below or the terms of any preferred partnership interests or to effect the varying economic arrangements between the REIT on the one hand and the other investors in the Operating Partnership on the other hand (i.e., the disproportionate bearing of certain fees and expenses). All of the foregoing allocations are subject to compliance with the provisions of Sections 704(b) and 704(c) of the Code and Treasury Regulations promulgated thereunder. To the extent Treasury Regulations promulgated pursuant to Section 704(c) of the Code permit, we, as the general partner, shall have the authority to elect the method to be used by our Operating

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Partnership for allocating taxable items with respect to any contributed property acquired in connection with this offering or thereafter for which fair market value differs from the adjusted tax basis at the time of contribution, or with respect to properties that are revalued and carried for purposes of maintaining capital accounts at a value different from adjusted tax basis at the time of revaluation, and such election shall be binding on all partners.

LTIP Units

We may cause our Operating Partnership to issue LTIP Units, which are intended to qualify as “profits interests” in our Operating Partnership for U.S. federal income tax purposes, to persons providing services to our Operating Partnership. LTIP Units may be issued subject to vesting requirements, which, if they are not met, may result in the automatic forfeiture of any LTIP Units issued. Generally, LTIP Units will be entitled to the same non-liquidating distributions and allocations of profits and losses as the OP Units on a per unit basis.

As with OP Units, liquidating distributions with respect to LTIP Units are made in accordance with the positive capital account balances of the holders of these LTIP Units to the extent associated with these LTIP Units. However, unlike OP Units, upon issuance, LTIP Units generally will have a capital account equal to zero. Upon the sale of all or substantially all of the assets of our Operating Partnership or a book-up event for tax purposes in which the book values of our Operating Partnership’s assets are adjusted, holders of LTIP Units will be entitled to priority allocations of book gain that may be allocated by our Operating Partnership to increase the value of their capital accounts associated with their LTIP Units until these capital accounts are equal, on a per unit basis, to the capital accounts associated with the OP Units. However, if, following the issuance of an LTIP Unit, the assets of the operating partnership are booked down in connection with a book-up event prior to a time at which the LTIP Unit has been specially allocated book gain in an amount necessary to bring its associated capital account balance to the same level as the capital account balance of an OP Unit, book-up gains with respect to subsequent book-up events will not be specially allocated on a priority basis to the LTIP Unit until the cumulative book-up gains of the operating partnership exceed cumulative book losses of the operating partnership during the period from the issuance of such LTIP Unit through the date of such allocation. The amount of these priority allocations will determine the liquidation value of the LTIP Units. In addition, once the capital account associated with a vested LTIP Unit has increased to an amount equal, on a per unit basis, to the capital accounts associated with the OP Units, that LTIP Unit generally may be converted into an OP Unit. The book gain that may be allocated to increase the capital accounts associated with LTIP Units is comprised in part of unrealized gain, if any, inherent in the property of our Operating Partnership on an aggregate basis at the time of a book-up event. Book-up events are events that, for U.S. federal income tax purposes, require a partnership to revalue its property and allocate any unrealized gain or loss since the last book-up event to its partners. Book-up events generally include, among other things, the issuance or redemption by a partnership of more than a de minimis partnership interest.

LTIP Units are not entitled to the redemption right described above, but any OP Units into which LTIP Units are converted are entitled to this redemption right. LTIP Units, generally, vote with the OP Units and do not have any separate voting rights except in connection with actions that would materially and adversely affect the rights of the LTIP Units.

Term

Our operating partnership will continue indefinitely, or until sooner dissolved upon:

•	our bankruptcy, dissolution or withdrawal (unless the limited partners elect to continue the partnership);
•	the sale or other disposition of all or substantially all of the assets of our Operating Partnership;
•	an election by us in our capacity as the general partner; or
•	entry of a decree of judicial dissolution.

Tax Matters

Our partnership agreement will provide that we, as the sole general partner of our Operating Partnership, will be the tax matters partner or partnership representative of our Operating Partnership and will have authority to handle tax audits and to make tax elections under the Code on behalf of our Operating Partnership.

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U.S. Federal Income Tax Considerations

The following is a summary of certain material U.S. federal income tax considerations relating to our qualification as a qualified opportunity fund and our qualification and taxation as a REIT and relating to the purchase, ownership and disposition of our shares of common stock. Because this is a summary that is intended to address only certain material U.S. federal income tax considerations relating to the ownership and disposition of our common stock generally applicable to holders, it may not contain all the information that may be important to you. As you review this discussion, you should keep in mind that:

•	the tax consequences to you may vary depending on your particular tax situation;
•	special rules that are not discussed below may apply to you if, for example, you are a broker-dealer, a trust, an estate, a regulated investment company, a REIT, a financial institution, an insurance company, a person who holds 10% or more (by vote or value) of our stock, a person holding their interest through a partnership or similar pass-through entity, a person subject to the alternative minimum tax provisions of the Code, a person holding our common stock as part of a “straddle,” “hedge,” “short sale,” “conversion transaction,” “synthetic security” or other integrated investment, a person who marks-to market our common stock or preferred stock, a U.S. expatriate, a U.S. stockholder (as defined below) whose functional currency is not the U.S. dollar or are otherwise subject to special tax treatment under the Code;
•	this summary does not address state, local or non-U.S. tax considerations;
•	this summary does not address other federal tax considerations aside from U.S. federal income taxes, such as alternative minimum taxes or estate taxes;
•	this summary assumes that stockholders hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code;
•	this summary does not address U.S. federal income tax considerations applicable to tax-exempt organizations and non-U.S. persons, except to the limited extent described below; and
•	this discussion is not intended to be, and should not be construed as, tax advice.

You are urged both to review the following discussion and to consult with your own tax advisor to determine the effect of ownership and disposition of our common stock on your particular tax situation, including any state, local or non-U.S. tax consequences.

For purposes of this discussion, references to “we,” “us” or “our” and any similar terms, refer solely to Belpointe REIT, Inc. and not our Operating Partnership or any other subsidiary.

The information in this section is based on the current Code, current, temporary and proposed Treasury Regulations, the legislative history of the Code, current administrative interpretations and practices of the IRS including its practices and policies as endorsed in private letter rulings, which are not binding on the IRS except in the case of the taxpayer to whom a private letter ruling is addressed, and existing court decisions. Future legislation, regulations, administrative interpretations and court decisions could change current law or adversely affect existing interpretations of current law, possibly with retroactive effect. Any change could apply retroactively. We have not obtained any rulings from the IRS concerning the tax treatment of the matters discussed below. Thus, it is possible that the IRS could challenge the statements in this discussion that do not bind the IRS or the courts, and that a court could agree with the IRS. Accordingly, no assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. This summary is also based upon the assumption that we will operate Belpointe REIT, Inc. and its subsidiaries and affiliated entities in accordance with their applicable organizational documents.

The federal income tax treatment of holders of our common stock depends in some instances on determinations of fact and interpretations of complex provisions of United States federal income tax law for which no clear precedent or authority may be available. In addition, the tax consequences to any particular stockholder of holding our common stock will depend on the stockholder’s particular tax circumstances. You are urged to consult your tax advisor regarding the federal, state, local, and foreign income and other tax consequences to you in light of your particular investment or tax circumstances of acquiring, holding, exchanging, or otherwise disposing of our common stock.

Qualification as a Qualified Opportunity Fund

On December 19, 2019, the U.S. Department of the Treasury and IRS issued final regulations (the “Opportunity Zone Regulations”) to provide guidance with respect to qualified opportunity zones program requirements. The following discussion is based on the Opportunity Zone Regulations which may be modified or revised subsequent to the date of this offering circular. You are urged to consult with your tax advisors regarding the procedures you need to follow to defer capital

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gain through investing in a qualified opportunity fund and the tax consequences of purchasing, owning or disposing of our common stock, including the federal, state and local tax consequences of investing capital gains in our shares.

General

Under the Opportunity Zone Regulations, an entity is able to “self-certify” as a qualified opportunity fund by filing a self-certification form and attaching it to its federal income tax return. The Proposed Regulations permit entities to identify the initial taxable year in which the entity elects to be a qualified opportunity fund and the first month within that year in which the entity elects to be treated as a qualified opportunity fund. Entities do not need go through any special IRS approval process in order to become a qualified opportunity fund.

Asset Test

At least 90% of a qualified opportunity fund’s assets must be qualified opportunity zone property (the “90% Asset Test”), determined as described below. Qualified opportunity zone property includes (1) qualified opportunity zone stock, (2) qualified opportunity zone partnership interests and (3) qualified opportunity zone business property.

Qualified Opportunity Zone Property. Qualified opportunity zone business property is defined as tangible property used in a trade or business of a qualified opportunity fund, if:

•	the property was acquired by the qualified opportunity fund by purchase (defined in the Code as not acquired from a related party) after December 31, 2017,
•	either the original use of the property in the qualified opportunity zone commences with the qualified opportunity fund or the fund substantially improves the property and
•	during substantially all of the qualified opportunity fund’s holding period of the property, substantially all of the use of the property was in a qualified opportunity zone.

A property will be considered to have been “substantially improved,” only if, during the 30-month period beginning on the date of acquisition of the property, additions to the basis with respect to the property in the hands of the qualified opportunity fund exceed an amount equal to the adjusted basis of the property at the beginning of that 30-month period in the hands of the qualified opportunity fund. Concurrently with the issuance of the Opportunity Zone Regulations, the IRS issued a revenue ruling in which it clarified certain provisions of the “use” element of the definition of qualified opportunity zone property. Initially, the revenue ruling provides that the cost of the land within the qualified opportunity zone upon which the building is located is not included in the basis of the property, meaning that the qualified opportunity fund does not need to separately improve the land for the property to constitute qualified opportunity zone property. Second, the revenue ruling states that, if a building exists on the land at the time of its acquisition by a qualified opportunity fund, the building’s “original use” did not commence with the qualified opportunity fund.

Qualified Opportunity Zone Stock. Qualified opportunity zone stock means any stock in a domestic corporation, if:

•	the stock is acquired by the qualified opportunity zone fund after December 31, 2017, from the issuer (directly or through an underwriter) solely in exchange for cash,
•	at the time the stock was issued, the corporation was a qualified opportunity zone business and
•	during substantially all of the qualified opportunity fund’s holding period of the stock, the corporation qualified as a qualified opportunity zone business.

Qualified Opportunity Zone Partnership Interest. Qualified opportunity zone partnership stock means any capital or profits interest in a domestic partnership, if:

•	the partnership interest is acquired by the qualified opportunity fund after December 31, 2017 from the partnership for cash,
•	at the time the interest was acquired, the partnership was a qualified opportunity zone business and
•	during substantially all of the qualified opportunity fund’s holding period of the partnership interest, the partnership qualified as a qualified opportunity zone business.

Qualified Opportunity Zone Business. A qualified opportunity zone business is one that meets the following criteria:

•	substantially all (defined in the Proposed Regulations as 70%) of the tangible property owned or leased by the partnership or corporation is qualified opportunity zone property,
•	at least 50% of the entity’s total gross income is derived from the active conduct of the business,
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•	a substantial portion of any intangible property is used in the active conduct of the business,
•	less than 5% of the aggregate unadjusted bases of the entity’s property is attributable to nonqualified financial property and
•	the business does not include the operation of a golf course, country club, massage parlor, suntan facility, racetrack, gambling establishment, liquor store or bar.

Measuring the Assets. A qualified opportunity fund must determine whether it meets the 90% Asset Test on each of: (i) the last day of the first six-month period of its taxable year, and (ii) the last day of its taxable year (each a “Semiannual Test Date”). Subject to a one time six-month cure period, for each month following a Semiannual Test Date in which a qualified opportunity fund fails to meet the 90% Asset Test it will incur a penalty equal to: (a) the excess of 90% of the fund’s aggregate assets over the aggregate amount of qualified opportunity zone property held by the fund, multiplied by (b) the short-term federal interest rate plus 3%. However, notwithstanding a qualified opportunity fund’s failure to meet the 90% Asset Test, no penalty will be imposed if the fund demonstrates that its failure is due to reasonable cause.

Taxpayer Deferral of Capital Gains

Deferred Gains. Only capital gains, both long-term and short-term (including any capital gain treated as short-term capital gain under the “carried interest” tax rules) that would otherwise be recognized before January 1, 2027 are eligible to be deferred. Generally, the Opportunity Zone Regulations state that gain that can be deferred includes, without limitation, (1) capital gain dividends recognized by stockholders of RICs and REITs, (2) unrecaptured Section 1250 gain on the sale of real estate and (3) collectibles gain (for example, artwork). The Opportunity Zone Regulations provide that all of the deferred capital gain’s tax attributes are preserved, meaning the character of the gain as short-term or long-term is retained.

Any gain that is not treated as capital gain may not be deferred. Additionally, any gain that is not recognized for federal income tax purposes, including gain in corporate reorganizations, certain partnership transactions and Section 1031 “like-kind” exchanges, is not eligible to be deferred. Capital gain arising from a position that is part of an “offsetting-positions transaction,” such as a straddle, is also not eligible to be deferred.

Date of Investment. In order to be eligible for deferral, a taxpayer must invest capital gains in a qualified opportunity fund within the 180-day period beginning on the date on which the taxpayer would be required to recognize the gain. The recognition date for sale of stock effected on a national securities exchange is the trade date. In the case of a capital gain dividend from a RIC or REIT, the recognition date is the date the dividend is paid. Eligible gains from a sale or exchange of an asset by a partnership (or other pass-through entity), either partnership can elect to defer all or part of the gain or, if the partnership decides not to make a deferral election, the partners to which the pass-through entity allocates the capital gain may elect to defer all or part of the gain. If the partnership is making the election to defer, the 180-day period begins on the date the asset is sold or exchanged and the partnership realizes gain. If the partners are electing to defer the gain, the 180-day period begins either on the last day of partnership’s taxable year in which the gain is realized or, at a partner’s election, the same date as the partnership’s election period would have begun.

Taxation of Taxpayers. Taxpayers will make deferral elections on Form 8949 (Sales and Other Dispositions of Capital Assets), which will need to be attached to their U.S. federal income tax returns for the taxable year in which the capital gain would have been recognized had it not been deferred. In addition, on January 27, 2020, the U.S. Internal Revenue Service (the “IRS”) released new Form, 8997 (Initial and Annual Statement of Qualified Opportunity Fund QOF Investments) which requires eligible taxpayers holding a qualified opportunity fund investment at any point during the tax year to report: (i) qualified opportunity fund investments holdings at the beginning and end of the tax year; (ii) current tax year capital gains deferred by investing in a qualified opportunity fund; and (iii) qualified opportunity fund investments disposed of during the tax year.

The amount of the tax payable by a taxpayer upon the disposition of an investment in a qualified opportunity fund is impacted by the application of the following rules:

•	the taxpayers initial basis in a qualified opportunity fund is zero;
•	if the investment is held for at least five years, the taxpayer’s basis in the qualified opportunity fund investment is increased by an amount equal to 10% of the gain that the taxpayer elected to defer;
•	if the investment was made on or before December 31, 2019 and is held for at least seven years, the taxpayer’s basis in the qualified opportunity fund investment is further increased by an amount equal to 5% of the gain that the taxpayer elected to defer;and
•	if the investment is held for at least 10 years, the taxpayer can elect to have the basis in that investment equal its fair market value on the date it is sold or exchanged.
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The ability to elect to increase the basis in the investment to its fair market value does not end on December 31, 2028, the date on which the qualified opportunity zone designations terminate. The Proposed Regulations allow taxpayers to make this election for dispositions of investments purchased with eligible deferred gains occurring after the expiration of the 10-year holding period and before January 1, 2048.

Taxation of our Company

General

We intend to elect to be taxed as a REIT on such date as determined by our Board of Directors, taking into consideration factors such as the timing of our ability to generate cash flows, our ability to satisfy the various requirements applicable to REITs and our ability to maintain our status as a qualified opportunity fund. A REIT generally is not subject to U.S. federal income tax on the income that it distributes to stockholders if it meets the applicable REIT distribution requirements and other requirements for qualification. See “Plan of Operations—Our Investments” for additional details regarding the status of our investments.

We believe that our ownership, form of organization and our operations through the date hereof and our proposed ownership, organization and method of operations thereafter have enabled and will enable us to qualify as a REIT. Our qualification and taxation as a REIT will depend on our ability to meet on a continuing basis, through actual operating results, asset composition, distribution levels, diversity of share ownership~~,~~ and various other qualification tests imposed under the Code discussed below. In addition, our ability to qualify as a REIT depends in part upon the operating results, organizational structure and entity classification for U.S. federal income tax purposes of certain entities in which we invest. Our ability to qualify as a REIT for a particular year also requires that we satisfy certain asset and gross income tests during such year, some of which depend upon the fair market values of assets in which we directly or indirectly own an interest. Such values may not be susceptible to a precise determination. Accordingly, no assurance can be given that the actual results of our operations for any taxable year will satisfy such requirements for qualification and taxation as a REIT.

Taxation of REITs in General

As indicated above, our qualification and taxation as a REIT depends upon our ability to meet, on a continuing basis, various qualification requirements imposed upon REITs by the Code. The material qualification requirements are summarized below under “—Requirements for Qualification—General.” While we intend to operate so that we qualify as a REIT, no assurance can be given that the IRS will not challenge our qualification, or that we will be able to operate in accordance with the REIT requirements in the future. See “—Requirements for Qualification—Failure to Qualify.”

So long as we qualify for taxation as a REIT, we generally will be entitled to a deduction for dividends that we pay and therefore will not be subject to U.S. federal income tax on our net income that we distribute currently to our stockholders. This treatment substantially eliminates “double taxation” (that is, taxation at both the corporate and stockholder levels) that generally results from an investment in a corporation.

However, even if we qualify for taxation as a REIT, we will be subject to federal income tax as follows:

•	We will be taxed at regular corporate rates on any undistributed “REIT taxable income.” REIT taxable income is the taxable income of the REIT subject to specified adjustments, including a deduction for dividends paid. See “—Requirements for Qualification—Annual Distribution Requirements.”
•	If we have net income from “prohibited transactions” we will be subject to a 100% tax on this income. In general, prohibited transactions are sales or other dispositions of property held primarily for sale to customers in the ordinary course of business other than foreclosure property. See “—Requirements for Qualification—Prohibited Transactions.”
•	If we elect to treat property that we acquire with a foreclosure of a mortgage loan or certain leasehold terminations as “foreclosure property,” we may thereby avoid the 100% tax on gain from resale of that property (if the sale would otherwise constitute a prohibited transaction), but the income from the sale or operation of the property will be subject to tax at the highest corporate rate. See “—Requirements for Qualification—Prohibited Transactions” and “—Requirements for Qualification—Foreclosure Property.”
•	If we fail to satisfy either the 75% gross income test or the 95% gross income test discussed below, but nonetheless maintain our qualification as a REIT because other requirements are met, we will be subject to a tax equal to the gross income attributable to the greater of either (1) the amount by which we fail the 75% gross income test for the taxable year or (2) the amount by which we fail the 95% gross income test for the taxable year, multiplied by a fraction intended to reflect our profitability. See “—Requirements for Qualification—Income Tests.”
•	If we fail to satisfy any of the REIT asset tests, as described below, other than a failure by a de minimis amount of the 5% or 10% assets tests, and we qualify for and satisfy certain cure provisions, then we will be required to pay a tax equal to the greater of $50,000 or the product of (x) the net income generated by the nonqualifying
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assets during the period in which we failed to satisfy the asset tests and (y) the highest U.S. federal income tax rate then applicable to corporations. See “—Requirements for Qualification—Asset Tests.”

•	If we fail to satisfy any provision of the Code that would result in our failure to qualify as a REIT (other than a gross income or asset test requirement) and that violation is due to reasonable cause and not due to willful neglect, we may retain our REIT qualification, but we will be required to pay a penalty of $50,000 for each such failure. See “—Requirements for Qualification—Failure to Qualify.”
•	If we fail to qualify for taxation as a REIT because we fail to distribute by the end of the relevant year any earnings and profits we inherit from a taxable C corporation during the year (e.g., by tax-free merger or tax-free liquidation), and the failure is not due to fraud with intent to evade tax, we generally may retain our REIT status by paying a special distribution, but we will be required to pay an interest charge on 50% of the amount of undistributed non-REIT earnings and profits. See “—Requirements for Qualification—General.”
•	We may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet record-keeping requirements intended to monitor our compliance with rules relating to the composition of our stockholders, as described below in “—Requirements for Qualification—General.”
•	We will be subject to a nondeductible 4% excise tax on the excess of the required distribution over the sum of amounts actually distributed and amounts retained for which federal income tax was paid, if we fail to distribute during each calendar year at least the sum of 85% of our REIT ordinary income for the year, 95% of our REIT capital gain net income for the year; and any undistributed taxable income from prior taxable years. See “—Requirements for Qualification—Annual Distribution Requirement.”
•	We will be subject to a 100% penalty tax on some payments we receive or on certain other amounts (or on certain expenses deducted by our TRS) if arrangements among us, our tenants and/or our TRS are not comparable to similar arrangements among unrelated parties. See “—Requirements for Qualification—Effect of Subsidiary Entities.”
•	We may be subject to tax on gain recognized in a taxable disposition of assets acquired by way of a tax-free merger or other tax-free reorganization with a non-REIT corporation or a tax-free liquidation of a non-REIT corporation into us. Specifically, to the extent we acquire any asset from a C corporation in a carry-over basis transaction and we subsequently recognize gain on a disposition of such asset during a five-year period beginning on the date on which we acquired the asset, then, to the extent of any “built-in gain,” such gain will be subject to U.S. federal income tax at the highest regular corporate tax rate, which is currently 35%. Built-in gain means the excess of (i) the fair market value of the asset as of the beginning of the applicable recognition period over (ii) our adjusted basis in such asset as of the beginning of such recognition period. See “—Requirements for Qualification—Tax on Built-in Gains of Former C Corporation Assets.”
•	We may elect to retain and pay income tax on our net long-term capital gain. In that case, a stockholder would: (1) include its proportionate share of our undistributed long-term capital gain (to the extent we make a timely designation of such gain to the stockholder) in its income, (2) be deemed to have paid its proportionate share of the tax that we paid on such gain and (3) be allowed a credit for its proportionate share of the tax deemed to have been paid, with an adjustment made to increase the stockholders’ basis in our stock. See “—Taxation of Stockholders—Taxation of Taxable Domestic Stockholders—Dividends.”
•	We may have subsidiaries or own interests in other lower-tier entities that are C corporations that will elect, jointly with us, to be treated as our TRSs, the earnings of which would be subject to U.S. federal corporate income tax. See “—Requirements for Qualification—Effect of Subsidiary Entities.”

No assurance can be given that the amount of any such U.S. federal income taxes will not be substantial. In addition, we and our subsidiaries may be subject to a variety of taxes other than U.S. federal income tax, including payroll taxes and state, local and foreign income, franchise, property and other taxes on assets and operations. We could also be subject to tax in situations and on transactions not presently contemplated.

Requirements for Qualification

General

We intend to elect to be taxed as a REIT under the Code on such date as determined by our Board of Directors, taking into consideration factors such as the timing of our ability to generate cash flows, our ability to satisfy the various requirements applicable to REITs and our ability to maintain our status as a qualified opportunity fund. In order to have so qualified, we must have met and continue to meet the requirements discussed below, relating to our organization, ownership, sources of income, nature of assets and dividends of income to stockholders, unless otherwise noted.

The Code defines a REIT as a corporation, trust, or association:

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(1)       that is managed by one or more trustees or directors;

(2)	the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;
(3)	that would be taxable as a domestic corporation, but for its election to be subject to tax as a REIT under Sections 856 through 860 of the Code;

(4)       that is neither a financial institution nor an insurance company subject to applicable provisions of the Code;

(5)	the beneficial ownership of which is held by 100 or more persons for at least 335 days of each taxable year of 12 months or during a proportionate part of a taxable year of less than 12 months;
(6)	during the last half of each taxable year not more than 50% in value of the outstanding shares of which is owned directly or indirectly by five or fewer “individuals,” as defined in the Code to include specified entities;
(7)	that makes an election to be taxable as a REIT, or has made this election for a previous taxable year, which has not been revoked or terminated, and satisfies all relevant filing and other administrative requirements established by the IRS that must be met to elect and maintain REIT status;
(8)	that uses a calendar year for U.S. federal income tax purposes and complies with the recordkeeping requirements of the Code and regulations promulgated thereunder;
(9)	that has no earnings and profits from any non-REIT taxable year as of a successor to any subchapter C corporation at the close of any taxable year; and
(10)	that meets other applicable tests, described below, regarding the nature of its income and assets and the amount of its distributions.

Conditions (1), (2), (3) and (4) above must be met during the entire taxable year and condition (5) above must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Conditions (5) and (6) need not be satisfied during a corporation’s initial tax year as a REIT.

We believe that after the offering we will have sufficient diversity of ownership to allow us to satisfy conditions (5) and (6) above. In addition, our charter provides restrictions regarding the transfer of shares of our capital stock that are intended to assist us in satisfying the share ownership requirements described in conditions (5) and (6) above (as described in “Description of Shares—Restriction on Ownership of Shares.”). These restrictions, however, may not ensure that we will be able to satisfy these share ownership requirements. In addition, to the extent necessary to assist us in obtaining a sufficient number of stockholders to meet condition (5), we may issue 125 shares of a new series of preferred stock in a private offering.

We intend to comply with condition (7) above by electing to be taxed as a REIT as part of our U.S. federal income tax return on such date as determined by our Board of Directors, taking into consideration factors such as the timing of our ability to generate cash flows, our ability to satisfy the various requirements applicable to REITs and our ability to maintain our status as a qualified opportunity fund.

To monitor its compliance with condition (6) above, a REIT is required to send annual letters to its stockholders requesting information regarding the actual ownership of its shares. If we comply with the annual letters requirement and we do not know or, exercising reasonable diligence, would not have known of our failure to meet condition (6) above, then we will be treated as having met condition (6) above. If you fail or refuse to comply with the demands, you will be required by Treasury Regulations to submit a statement with your tax return disclosing your actual ownership of our shares and other information.

For purposes of condition (8) above, we will use a calendar year for U.S. federal income tax purposes, and we intend to comply with the applicable recordkeeping requirements.

In addition, as described in condition (9) above, a REIT may not have any undistributed C corporation earnings and profits at the end of any taxable year. Upon our election to be taxable as a REIT, any earnings and profits that we may have accumulated while we were taxable as a C corporation would have to be distributed no later than the end of the first year for which we elect REIT status. If we fail to do so, we would not qualify to be taxed as a REIT for that year and a number of years thereafter, unless we are able to rely on certain relief provisions.

The Code provides relief from violations of the REIT gross income requirements, as described below under “—Requirements for Qualification—Income Tests,” in cases where a violation is due to reasonable cause and not to willful neglect, and other requirements are met. REITs that take advantage of this relief provision must pay a penalty tax that is based upon the magnitude of the violation. In addition, certain provisions of the Code extend similar relief in the case of certain violations of the REIT asset requirements (see “—Requirements for Qualification—Asset Tests” below) and other REIT requirements, again provided that the violation is due to reasonable cause and not willful neglect, and other conditions

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are met. Again, REITs that take advantage of this relief provision must pay a penalty tax. If we fail to satisfy any of the various REIT requirements, there can be no assurance that these relief provisions would be available to enable us to maintain our qualification as a REIT, and, if such relief provisions are available, the amount of any resultant penalty tax could be substantial.

Effect of Subsidiary Entities

Ownership of Partnership Interests. A REIT that is a partner in a partnership (or a member of a limited liability company or other entity that is treated as a partnership for U.S. federal income tax purposes) will be deemed to own its proportionate share of the assets of the partnership based on its interest in partnership capital, and will be deemed to earn its proportionate share of the partnership’s income. The assets and gross income of the partnership retain the same character in the hands of the REIT for purposes of the gross income and asset tests applicable to REITs, as described below.

Disregarded Subsidiaries. If a REIT owns a corporate subsidiary (including an entity that is treated as an association taxable as a corporation for U.S. federal income tax purposes) that is a “qualified REIT subsidiary,” the separate existence of that subsidiary is disregarded for U.S. federal income tax purposes. Generally, a qualified REIT subsidiary is a corporation, other than a TRS, all of the capital stock of which is owned by the REIT (either directly or through other disregarded subsidiaries). For U.S. federal income tax purposes, all assets, liabilities and items of income, deduction and credit of the qualified REIT subsidiary will be treated as assets, liabilities and items of income, deduction and credit of the REIT itself. Our qualified REIT subsidiaries will not be subject to U.S. federal income taxation, but may be subject to state and local taxation in some states. Certain other entities also may be treated as disregarded entities for U.S. federal income tax purposes, generally including any wholly-owned domestic unincorporated entity that would be treated as a partnership if it had more than one owner. For U.S. federal income tax purposes, all assets, liabilities and items of income, deduction and credit of any such disregarded entity will be treated as assets, liabilities and items of income, deduction and credit of the owner of the disregarded entity.

In the event that a disregarded subsidiary of ours ceases to be wholly owned—for example, if any equity interest in the subsidiary is acquired by a person other than us or another disregarded subsidiary of ours—the subsidiary’s separate existence would no longer be disregarded for federal income tax purposes. Instead, the subsidiary would have multiple owners and would be treated as either a partnership or a taxable corporation. Such an event could, depending on the circumstances, adversely affect our ability to satisfy the various asset and gross income requirements applicable to REITs, including the requirement that REITs generally may not own, directly or indirectly, more than 10% of the securities of another corporation (other than a TRS). See “—Requirements for Qualification—Asset Tests” and “—Requirements for Qualification—Income Tests.”

Taxable REIT Subsidiaries. A TRS is a corporation in which we directly or indirectly own stock and that jointly with us elects to be treated as our TRS under Section 856(l) of the Code. In addition, if we have a TRS that owns, directly or indirectly, securities representing more than 35% of the voting power or value of a subsidiary corporation, that subsidiary would also be treated as our TRS. A TRS is subject to U.S. federal income tax and state and local income tax, where applicable, as a regular C corporation.

Generally, a TRS can perform impermissible tenant services without causing us to receive impermissible tenant services income from those services under the REIT income tests. A TRS may also engage in other activities that, if conducted by us other than through a TRS, could result in the receipt of non-qualified income or the ownership of non-qualified assets. However, several provisions regarding the arrangements between a REIT and its TRSs ensure that a TRS will be subject to an appropriate level of U.S. federal income taxation. For example, a TRS is limited in its ability to deduct interest payments made to us in excess of a certain amount. In addition, we will be obligated to pay a 100% penalty tax on some payments that we receive or certain other amounts or on certain expenses deducted by the TRS if the economic arrangements among us, our tenants and/or the TRS are not comparable to similar arrangements among unrelated parties.

We may own interests in one or more TRSs that may perform certain services for our tenants, receive management fee income and/or hold interests in joint ventures and private equity real estate funds that might hold assets or generate income that could cause us to fail the REIT income or asset tests or subject us to the 100% tax on prohibited transactions. Our TRSs may incur significant amounts of U.S. federal, state and local income taxes.

The separate existence of a TRS or other taxable corporation is not ignored for federal income tax purposes. Accordingly, a TRS or other taxable corporation generally would be subject to corporate income tax on its earnings, which may reduce the cash flow that we and our subsidiaries generate in the aggregate, and may reduce our ability to pay dividends to our stockholders.

We are not treated as holding the assets of a TRS or other taxable subsidiary corporation or as receiving any income that the subsidiary earns. Rather, the stock issued by a taxable subsidiary to us is an asset in our hands, and we treat the dividends paid to us from such taxable subsidiary, if any, as income. This treatment can affect our income and asset test

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calculations, as described below. Because we do not include the assets and income of TRSs or other taxable subsidiary corporations in determining our compliance with the REIT requirements, we may use such entities to undertake indirectly activities that the REIT rules might otherwise preclude us from doing directly or through pass-through subsidiaries. For example, we may use TRSs or other taxable subsidiary corporations to conduct activities that give rise to certain categories of income such as management fees or activities that would be treated in our hands as prohibited transactions.

Subsidiary REITs

If any REIT in which we acquire an interest fails to qualify for taxation as a REIT in any taxable year, that failure could, depending on the circumstances, adversely affect our ability to satisfy the various asset and gross income requirements applicable to REITs, including the requirement that REITs generally may not own, directly or indirectly, more than 10% of the securities of another corporation that is not a REIT or a TRS, as further described below.

Income Tests

To qualify as a REIT, we must satisfy two gross income tests annually. First, at least 75% of our gross income generally must be derived from (1) rents from real property, (2) interest on obligations secured by mortgages on real property or on interests in real property, (3) gains from the sale or other disposition of real property (including interests in real property and interests in mortgages on real property) other than property held primarily for sale to customers in the ordinary course of our trade or business, (4) dividends from other qualifying REITs and gain (other than gain from prohibited transactions) from the sale of shares of other qualifying REITs, (5) other specified investments relating to real property or mortgages thereon, and (6) for a limited time, temporary investment income. Interest and gain on debt instruments issued by publicly offered REITs that are not secured by mortgages on real property or interests in real property are not qualifying income for the 75% test. Second, at least 95% of our gross income for each taxable year, excluding gross income from prohibited transactions and certain other income and gains described below, must be derived from any combination of income qualifying under the 75% test and dividends, interest and gain from the sale or disposition of stock or securities other than stock or securities held primarily for sale to customers in the ordinary course of our trade or business.

Rents we receive will qualify as “rents from real property” in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “rents from real property” solely by reason of being based on a fixed percentage or percentages of receipts or sales.

This limitation does not apply, however, where the lessee leases substantially all of its interest in the property to tenants or subtenants to the extent that the rental income derived by the lessee would qualify as rents from real property had we earned the income directly. Second, rents received from a “related party tenant” will not qualify as rents from real property in satisfying the gross income tests unless the tenant is a TRS and either (i) at least 90% of the property is leased to unrelated tenants and the rent paid by the TRS is substantially comparable to the rent paid by the unrelated tenants for comparable space, or (ii) the property leased is a “qualified lodging facility,” as defined in Section 856(d)(9)(D) of the Code, or a “qualified health care property,” as defined in Section 856(e)(6)(D)(i), and certain other conditions are satisfied. A tenant is a related party tenant if the REIT, or an actual or constructive owner of 10% or more of the REIT, actually or constructively owns 10% or more of the tenant. Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to the personal property will not qualify as rents from real property.

Generally, for rents to qualify as rents from real property for the purpose of satisfying the gross income tests, we may provide directly only an insignificant amount of services, unless those services are “usually or customarily rendered” in connection with the rental of real property and not otherwise considered “rendered to the occupant.” Accordingly, we may not provide “impermissible services” to tenants (except through an independent contractor from whom we derive no revenue and that meets other requirements or through a TRS) without giving rise to “impermissible tenant service income.” Impermissible tenant service income is deemed to be at least 150% of the direct cost to us of providing the service. If the impermissible tenant service income exceeds 1% of our total income from a property, then all of the income from that property will fail to qualify as rents from real property. If the total amount of impermissible tenant service income from a property does not exceed 1% of our total income from the property, the services will not disqualify any other income from the property that qualifies as rents from real property, but the impermissible tenant service income will not qualify as rents from real property.

We may directly or indirectly receive dividends from TRSs or other corporations that are not REITs or qualified REIT subsidiaries. These dividends generally are treated as dividend income to the extent of the earnings and profits of the distributing corporation. Such dividends will generally constitute qualifying income for purposes of the 95% gross income test, but not for purposes of the 75% gross income test. Any dividends that we receive from a REIT, however, will be qualifying income for purposes of both the 95% and 75% income tests.

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We may receive various fees in connection with our operations relating to the origination or purchase of whole loans secured by first mortgages and other loans secured by real property. The fees will generally be qualifying income for purposes of both the 75% and 95% gross income tests if they are received in consideration for entering into an agreement to make a loan secured by real property and the fees are not determined by the income and profits of any person. Other fees generally are not qualifying income for purposes of either gross income test and will not be favorably counted for purposes of either gross income test. Any fees earned by any TRS will not be included for purposes of the gross income tests.

We have not derived, and do not anticipate deriving, rents based in whole or in part on the income or profits of any person, rents from related party tenants and/or rents attributable to personal property leased in connection with real property that exceeds 15% of the total rents from that property in sufficient amounts to jeopardize our status as REIT. We also have not derived, and do not anticipate deriving, impermissible tenant service income that exceeds 1% of our total income from any property if the treatment of the rents from such property as nonqualifying rents would jeopardize our status as a REIT.

Interest income constitutes qualifying mortgage interest for purposes of the 75% income test (as described above) to the extent that the obligation upon which such interest is paid is secured by a mortgage on real property. For purposes of this analysis, real property includes ancillary personal property whose value is less than 15% of the total value of the collateral. If we receive interest income with respect to a mortgage loan that is secured by both real property and other property, the fair market value of the personal property is 15% or more of the total value of the collateral, and the highest principal amount of the loan outstanding during a taxable year exceeds the fair market value of the real property on the date that we acquired or originated the mortgage loan, then the interest income will be apportioned between the real property and the other collateral, and our income from the arrangement will qualify for purposes of the 75% income test only to the extent that the interest is allocable to the real property. Even if a loan is not secured by real property, or is undersecured, the income that it generates may nonetheless qualify for purposes of the 95% income test.

We and our subsidiaries may invest in mezzanine loans, which are loans secured by equity interests in an entity that directly or indirectly owns real property, rather than by a direct mortgage of the real property. The IRS has issued Revenue Procedure 2003-65, which provides a safe harbor applicable to mezzanine loans. Under the Revenue Procedure, if a mezzanine loan meets each of the requirements contained in the Revenue Procedure, (1) the mezzanine loan will be treated by the IRS as a real estate asset for purposes of the asset tests described below and (2) interest derived from the mezzanine loan will be treated as qualifying mortgage interest for purposes of the 75% income test. Although the Revenue Procedure provides a safe harbor on which taxpayers may rely, it does not prescribe rules of substantive tax law. We intend to structure any investments in mezzanine loans in a manner that generally complies with the various requirements applicable to our qualification as a REIT. In addition, we may be required to retest an otherwise qualifying mezzanine loan if we modify the loan and the modification results in a “significant modification” of the loan for tax purposes. The retesting is applied by comparing the value of the real property collateral at the time of the modification to the outstanding balance of the modified loan. In certain cases, this could result in a previously qualifying loan becoming unqualified in whole or in part. Moreover, if a mezzanine loan or other loan issued by a partnership or disregarded entity was recharacterized as equity for tax purposes, it would likely mean that we should be treated as owning a preferred partnership interest in the underlying assets and would have to include a share of property revenues and gains in our REIT income tests and asset tests as described below. Although loans between unrelated parties are generally respected as debt for tax purposes, no assurance could be given that such loans would not be recharacterized as equity. To the extent that any of our mezzanine loans do not meet all of the requirements for reliance on the safe harbor set forth in the Revenue Procedure, there can be no assurance that the IRS will not challenge the tax treatment of these loans.

In addition, we and our subsidiaries may invest in the preferred equity of an entity that directly or indirectly owns real property. If the issuer of the preferred equity is taxed as a partnership or an entity disregarded as separate from its owners for U.S. federal income tax purposes (aside from a qualified REIT subsidiary), a REIT holding preferred equity generally will be treated as owing an interest in the underlying real estate for REIT purposes. As a result, absent sufficient controls to ensure that the underlying real property is operated in compliance with the REIT rules, preferred equity investments may jeopardize the REIT’s compliance with the REIT income and asset tests described below. In addition, the treatment of interest-like preferred returns in a partnership or a disregarded entity (other than a qualified REIT subsidiary) also is not clear under the REIT rules and could be treated as non-qualifying income. In addition to the risk of loss of REIT status due to nonqualifying income, if the underlying property is dealer property, our gains from the sale of the property would be subject to a 100% tax. More importantly, in many cases the status of debt-like preferred equity as debt or equity for tax purposes is unclear. If the issuer of the preferred equity is a corporation for U.S. federal income tax purposes, such preferred equity generally will be a nonqualifying asset unless the issuer is a REIT, our own qualified REIT subsidiary, or a TRS.

If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for that year if we are entitled to relief under the Code. These relief provisions generally will be available if our failure to meet the tests is due to reasonable cause and not due to willful neglect, we attach a schedule of the sources of our income to our federal income tax return and otherwise comply with the applicable Treasury Regulations. It is not

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possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. For example, if we fail to satisfy the gross income tests because nonqualifying income that we intentionally incur unexpectedly exceeds the limits on nonqualifying income, the IRS could conclude that the failure to satisfy the tests was not due to reasonable cause. If these relief provisions are inapplicable to a particular set of circumstances involving us, we will fail to qualify as a REIT. Even if these relief provisions apply, a tax would be imposed based on the amount of nonqualifying income.

Asset Tests

At the close of each quarter of our taxable year, we must satisfy five tests relating to the nature of our assets:

(1)	at least 75% of the value of our total assets must be represented by real estate assets, cash, cash items and U.S. Government securities. Real estate assets include interests in real property (such as land, buildings, leasehold interests in real property and personal property leased with real property if the rents attributable to the personal property would be rents from real property under the income tests discussed above), interests in mortgages on real property or on interests in real property, shares in other qualifying REITs, stock or debt instruments held for less than one year purchased with the proceeds from an offering of shares of our stock or certain debt, and debt instruments issued by publicly offered REITs;
(2)	not more than 25% of the value of our total assets may be represented by securities other than those in the 75% asset class;
(3)	except for equity investments in REITs, qualified REIT subsidiaries, other securities that qualify as “real estate assets” for purposes of the test described in clause (1) or securities of our TRSs: the value of any one issuer’s securities owned by us may not exceed 5% of the value of our total assets; we may not own more than 10% of any one issuer’s outstanding voting securities; and we may not own more than 10% of the value of the outstanding securities of any one issuer;
(4)	not more than 20% of the value of our total assets may be represented by securities of one or more TRSs; and
(5)	not more than 25% of the value of our total assets may be represented by debt instruments of publicly offered REITs that are not secured by mortgages on real property or interests in real property.

Securities for purposes of the asset tests may include debt securities that are not fully secured by a mortgage on real property (or treated as such). However, the 10% value test does not apply to certain “straight debt” and other excluded securities, as described in the Code including, but not limited to, any loan to an individual or estate, any obligation to pay rents from real property and any security issued by a REIT. In addition, (a) a REIT’s interest as a partner in a partnership is not considered a security for purposes of applying the 10% value test to securities issued by the partnership; (b) any debt instrument issued by a partnership (other than straight debt or another excluded security) will not be considered a security issued by the partnership if at least 75% of the partnership’s gross income is derived from sources that would qualify for the 75% REIT gross income test; and (c) any debt instrument issued by a partnership (other than straight debt or another excluded security) will not be considered a security issued by the partnership to the extent of the REIT’s interest as a partner in the partnership. In general, straight debt is defined as a written, unconditional promise to pay on demand or at a specific date a fixed principal amount, and the interest rate and payment dates on the debt must not be contingent on profits or the discretion of the debtor. In addition, straight debt may not contain a convertibility feature.

We believe that our assets will comply with the above asset tests and that we can operate so that we can continue to comply with those tests. However, our ability to satisfy these asset tests depends upon our analysis of the characterization and fair market values of our assets, some of which are not susceptible to a precise determination and for which we will not obtain independent appraisals. For example, we may hold significant assets through a TRS or hold significant non-real estate assets (such as certain goodwill), and we cannot provide any assurance that the IRS might not disagree with our determinations.

After initially meeting the asset tests at the close of any quarter, we will not lose our status as a REIT if we fail to satisfy the 25%, 20% and 5% asset tests and the 10% value limitation at the end of a later quarter solely by reason of changes in the relative values of our assets (including changes in relative values as a result of fluctuations in foreign currency exchange rates). If the failure to satisfy the 25%, 20% or 5% asset tests or the 10% value limitation results from an acquisition of securities or other property during a quarter, the failure can be cured by disposition of sufficient non-qualifying assets within 30 days after the close of that quarter. We intend to maintain adequate records of the value of our assets to ensure compliance with the asset tests and to take any available actions after the close of any quarter as may be required to cure any noncompliance with the 25%, 20% or 5% asset tests or 10% value limitation. If we fail the 5% asset test or the 10% asset test at the end of any quarter, and such failure is not cured within 30 days thereafter, we may dispose of sufficient assets or otherwise satisfy the requirements of such asset tests within six months after the last day of the quarter in which our

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identification of the failure to satisfy those asset tests occurred to cure the violation, provided that the non-permitted assets do not exceed the lesser of 1% of the total value of our assets at the end of the relevant quarter or $10,000,000. If we fail any of the other asset tests, or our failure of the 5% and 10% asset tests is in excess of this amount, as long as the failure was due to reasonable cause and not willful neglect and, following our identification of the failure, we filed a schedule in accordance with the Treasury Regulations describing each asset that caused the failure, we are permitted to avoid disqualification as a REIT, after the 30 day cure period, by taking steps to satisfy the requirements of the applicable asset test within six months after the last day of the quarter in which our identification of the failure to satisfy the REIT asset test occurred, including the disposition of sufficient assets to meet the asset tests. In such case we would be required to pay a tax equal to the greater of $50,000 or the product of (x) the net income generated by the nonqualifying assets during the period in which we failed to satisfy the relevant asset test and (y) the highest U.S. federal income tax rate then applicable to U.S. corporations.

In addition, see the discussion of investments in loans and preferred equity above under “Income Tests” and the discussion below under “Investments in Loans and Preferred Equity” for a discussion of how such investments could impact our ability to meet the asset tests.

Sale-Leaseback Transactions

We may make investments in the form of sale-leaseback transactions. We intend to treat these transactions as true leases for federal income tax purposes. However, depending on the terms of any specific transaction, the IRS might take the position that the transaction is not a true lease but is more properly treated in some other manner. If such recharacterization were successful, we would not be entitled to claim the depreciation deductions available to an owner of the property. In addition, the recharacterization of one or more of these transactions might cause us to fail to satisfy the asset tests or the income tests described above and such failure could result in our failing to qualify as a REIT. Alternatively, the amount or timing of income inclusion or the loss of depreciation deductions resulting from the recharacterization might cause us to fail to meet the distribution requirement described below for one or more taxable years absent the availability of the deficiency dividend procedure or might result in a larger portion of our dividends being treated as ordinary income to our stockholders.

Annual Distribution Requirements

To qualify as a REIT, we are required to distribute dividends, other than capital gain dividends, to our stockholders each year in an amount at least equal to (1) the sum of (a) 90% of our REIT taxable income, computed without regard to the dividends paid deduction and our net capital gain and (b) 90% of the net income, after tax, from foreclosure property, minus (2) the sum of certain specified items of noncash income. For purposes of the distribution requirements, any built-in gain (net of the applicable tax) we recognize during the applicable recognition period that existed on an asset at the time we acquired it from a C corporation in a carry-over basis transaction will be included in our REIT taxable income. See “—Requirements for Qualification—Tax on Built-in Gains of Former C Corporation Assets” for a discussion of the possible recognition of built-in gain. These distributions must be paid either in the taxable year to which they relate, or in the following taxable year if declared before we timely file our tax return for the prior year and if paid with or before the first regular dividend payment date after the declaration is made.

In order for distributions to be counted as satisfying the annual distribution requirements for REITs, and to provide us with a REIT-level tax deduction, the distributions must not be “preferential dividends.” A dividend is generally not a preferential dividend if the distribution is pro rata among all outstanding shares of stock within a particular class, and in accordance with the preferences among different classes of stock as set forth in the REIT’s organizational documents. There is no de minimis exception with respect to preferential dividends. To avoid paying preferential dividends, we must treat every stockholder of the class of shares with respect to which we make a distribution the same as every other stockholder of that class, and we must not treat any class of shares other than according to its dividend rights as a class. Under certain technical rules governing deficiency dividends, we could lose our ability to cure an under-distribution in a year with a subsequent year deficiency dividend if we pay preferential dividends. Preferential dividends potentially include “dividend equivalent redemptions.” Accordingly, we intend to pay dividends pro rata within each class, and to abide by the rights and preferences of each class of our shares if there is more than one, and will seek to avoid dividend equivalent redemptions. (See “— Taxation of U.S. Stockholders — Redemptions of Common Stock” below for a discussion of when redemptions are dividend equivalent and measures we intend to take to avoid them.). If the IRS were to take the position that we inadvertently paid a preferential dividend, we may be deemed either to (a) have distributed less than 100% of our REIT taxable income and be subject to tax on the undistributed portion, or (b) have distributed less than 90% of our REIT taxable income and our status as a REIT could be terminated for the year in which such determination is made if we were unable to cure such failure. We can provide no assurance that we will not be treated as inadvertently paying preferential dividends.

To the extent that we do not distribute (and are not deemed to have distributed) all of our net capital gain or distribute at least 90%, but less than 100%, of our REIT taxable income, as adjusted, we will be subject to U.S. federal income tax on these retained amounts at regular corporate tax rates.

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We will be subject to a nondeductible 4% excise tax on the excess of the required distribution over the sum of amounts actually distributed and amounts retained for which U.S. federal income tax was paid, if we fail to distribute during each calendar year at least the sum of:

(1)       85% of our REIT ordinary income for the year;

(2)       95% of our REIT capital gain net income for the year; and

(3)       any undistributed taxable income from prior taxable years.

A REIT may elect to retain rather than distribute all or a portion of its net capital gains and pay the tax on the gains. In that case, a REIT may elect to have its stockholders include their proportionate share of the undistributed net capital gains in income as long-term capital gains and receive a credit for their share of the tax paid by the REIT. For purposes of the 4% excise tax described above, any retained amounts would be treated as having been distributed. Our stockholders would then increase their adjusted basis of their stock by the difference between (a) the amounts of capital gain dividends that we designated and that they include in their taxable income minus (b) the tax that we paid on their behalf with respect to that income.

To the extent that we have available net operating losses carried forward from prior tax years, such losses may reduce the amount of dividends that we must make in order to comply with the REIT distribution requirements. Such losses, however, will generally not affect the character, in the hands of our stockholders, of any dividends that are actually made as ordinary dividends or capital gains. See “—Taxation of Stockholders—Taxation of Taxable Domestic Stockholders—Distributions.”

We intend to make timely distributions sufficient to satisfy the annual distribution requirements.

We anticipate that we will generally have sufficient cash or liquid assets to enable us to satisfy the 90% distribution requirement and to distribute such greater amount as may be necessary to avoid U.S. federal income and excise taxes. It is possible, however, that, from time to time, we may not have sufficient cash or other liquid assets to fund required distributions as a result, for example, of differences in timing between our cash flow, the receipt of income for GAAP purposes and the recognition of income for U.S. federal income tax purposes, the effect of non-deductible capital expenditures, the creation of reserves, payment of required debt service or amortization payments, or the need to make additional investments in qualifying real estate assets. The insufficiency of our cash flow to cover our distribution requirements could require us to (1) sell assets in adverse market conditions, (2) borrow on unfavorable terms, (3) distribute amounts that would otherwise be invested in future acquisitions or capital expenditures or used for the repayment of debt, (4) pay dividends in the form of taxable stock dividends or (5) use cash reserves, in order to comply with the REIT distribution requirements. Under some circumstances, we may be able to rectify a failure to meet the distribution requirement for a year by paying dividends to stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. We refer to such dividends as “deficiency dividends.” Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends. We will, however, be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

Failure to Qualify

In the event we violate a provision of the Code that would result in our failure to qualify as a REIT, specified relief provisions will be available to us to avoid such disqualification if (1) the violation is due to reasonable cause and not willful neglect, (2) we pay a penalty of $50,000 for each failure to satisfy the provision and (3) the violation does not include a violation under the gross income or asset tests described above (for which other specified relief provisions are available). This cure provision reduces the instances that could lead to our disqualification as a REIT for violations due to reasonable cause. It is not possible to state whether, in all circumstances, we will be entitled to this statutory relief. If we fail to qualify as a REIT in any taxable year, and the relief provisions of the Code do not apply, we will be subject to tax on our taxable income at regular corporate rates. Dividends to our stockholders in any year in which we are not a REIT will not be deductible by us, nor will they be required to be made. In this situation, to the extent of current and accumulated earnings and profits, and, subject to limitations of the Code, dividends to our stockholders will generally be taxable to stockholders who are individual U.S. stockholders at a maximum rate of 20%, and dividends received by our corporate U.S. stockholders may be eligible for a dividends received deduction. Unless we are entitled to relief under specific statutory provisions, we will also be disqualified from re-electing REIT status for the four taxable years following a year during which qualification was lost.

Tax on Built-in Gains of Former C Corporation Assets

If a REIT acquires an asset from a C corporation in a transaction in which the REIT’s basis in the asset is determined by reference to the basis of the asset in the hands of the C corporation (e.g., a tax-free reorganization under Section 368(a) of the Code), the REIT may be subject to an entity-level tax upon a taxable disposition during a five-year

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period following the acquisition date. The amount of the tax is determined by applying the highest regular corporate tax rate, which is currently 21%, to the lesser of (i) the excess, if any, of the asset’s fair market value over the REIT’s basis in the asset on the acquisition date, or (ii) the gain recognized by the REIT in the disposition. The amount described in clause (i) is referred to as “built-in gain.” We do not believe we have acquired and do not currently expect to acquire assets the disposition of which would be subject to the built-in gains tax but are not foreclosed from doing so in the future.

Prohibited Transactions

Net income derived from prohibited transactions is subject to a 100% tax. The term “prohibited transactions” generally includes a sale or other disposition of property (other than foreclosure property) that is held primarily for sale to customers in the ordinary course of a trade or business. We intend to conduct our operations so that no asset that we own (or are treated as owning) will be treated as, or as having been, held for sale to customers, and that a sale of any such asset will not be treated as having been in the ordinary course of our business. Whether property is held “primarily for sale to customers in the ordinary course of a trade or business” depends on the specific facts and circumstances. The Code provides a safe harbor pursuant to which sales of properties held for at least two years and meeting certain additional requirements will not be treated as prohibited transactions, but compliance with the safe harbor may not always be practical. We intend to continue to conduct our operations so that no asset that we own (or are treated as owning) will be treated as held as inventory or for sale to customers and that a sale of any such asset will not be treated as having been in the ordinary course of our business. However, part of our investment strategy is to purchase assets that provide an opportunity for gain through capital appreciation, and we may sell such assets if beneficial opportunities arise. Therefore, no assurance can be given that any particular property in which we hold a direct or indirect interest will not be treated as property held for sale to customers, or that the safe-harbor provisions will apply. The 100% tax will not apply to gains from the sale of property held through a TRS or other taxable corporation, although such income will be subject to U.S. federal income tax at regular corporate income tax rates. The potential application of the prohibited transactions tax could cause us to forego potential dispositions of other property or to forego other opportunities that might otherwise be attractive to us (such as developing property for sale), or to undertake such dispositions or other opportunities through a TRS, which would generally result in corporate income taxes being incurred.

Foreclosure Property

Foreclosure property is real property (including interests in real property) and any personal property incident to such real property (1) that is acquired by a REIT as a result of the REIT having bid in the property at foreclosure, or having otherwise reduced the property to ownership or possession by agreement or process of law, after there was a default (or default was imminent) on a lease of the property or a mortgage loan held by the REIT and secured by the property, (2) for which the related loan or lease was made, entered into or acquired by the REIT at a time when default was not imminent or anticipated and (3) for which such REIT makes an election to treat the property as foreclosure property. REITs generally are subject to tax at the maximum corporate rate (currently 21%) on any net income from foreclosure property, including any gain from the disposition of the foreclosure property, other than income that would otherwise be qualifying income for purposes of the 75% gross income test. Any gain from the sale of property for which a foreclosure property election has been made will not be subject to the 100% tax on gains from prohibited transactions described above, even if the property is held primarily for sale to customers in the ordinary course of a trade or business.

Hedging Transactions

We may enter into hedging transactions with respect to one or more of our assets or liabilities. Hedging transactions could take a variety of forms, including interest rate swaps or cap agreements, options, futures contracts, forward rate agreements or similar financial instruments. Except to the extent provided by Treasury Regulations, any income from a hedging transaction (1) made in the normal course of our business primarily to manage risk of interest rate or price changes or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred by us to acquire or own real estate assets, (2) entered into primarily to manage the risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% income tests (or any property that generates such income or gain), or (3) that hedges against transactions described in clause (i) or (ii) and is entered into in connection with the extinguishment of debt or sale of property that is being hedged against by the transaction described in clause (i) or (ii), and which complies with certain identification requirements, including gain from the disposition or termination of such a transaction, will not constitute gross income for purposes of the 95% gross income test and the 75% gross income test. To the extent we enter into other types of hedging transactions, the income from those transactions is likely to be treated as non-qualifying income for purposes of both the 75% and 95% gross income tests. We intend to structure any hedging transactions in a manner that does not jeopardize our ability to qualify as a REIT. As a result of these rules, we may have to limit our use of hedging techniques that might otherwise be advantageous, which could result in greater risks associated with interest rate or other changes than we would otherwise incur.

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Investments in Loans and Preferred Equity

Except as provided below, in cases where a mortgage loan is secured by both real property and other property, if the outstanding principal balance of a mortgage loan during the year exceeds the value of the real property securing the loan at the time we committed to acquire the loan, which may be the case, for instance, if we acquire a “distressed” mortgage loan, including with a view to acquiring the collateral, a portion of the interest accrued during the year will not be qualifying income for purposes of the 75% gross income test applicable to REITs and a portion of such loan will not be a qualifying real estate asset. Furthermore, we may be required to retest modified loans that we hold to determine if the modified loan is adequately secured by real property as of the modification date. If the IRS were to assert successfully that any mortgage loans we hold were not properly secured by real estate or that the value of the real estate collateral (at the time of commitment or retesting) was otherwise less than the amount of the loan, we could, as mentioned, earn income that is not qualifying for the 75% income test and also be treated as holding a non-real estate investment in whole or part, which could result in our failure to qualify as a REIT. Notwithstanding the foregoing, a mortgage loan secured by both real property and personal property shall be treated as a wholly qualifying real estate asset and all interest shall be qualifying income for purposes of the 75% income test if the combined fair market values of the personal and real property combined exceed the balance of the mortgage and the fair market value of such personal property does not exceed 15% of the total fair market value of all such property, even if the real property collateral value is less than the outstanding principal balance of the loan.

The IRS has provided a safe harbor with respect to the treatment of a mezzanine loan as a mortgage loan and therefore as a qualifying asset for purposes of the REIT asset tests. Pursuant to the safe harbor, if a mezzanine loan meets certain requirements, it will be treated by the IRS as a qualifying real estate asset for purposes of the REIT asset tests, and interest derived from the mezzanine loan will be treated as qualifying mortgage interest for purposes of the REIT 75% income test. However, structuring a mezzanine loan to meet the requirements of the safe harbor may not always be practical. To the extent that any of our mezzanine loans do not meet all of the requirements for reliance on the safe harbor, such loans might not be properly treated as qualifying mortgage loans for REIT purposes.

In addition, we and our subsidiaries may invest in the preferred equity of an entity that directly or indirectly owns real property. If the issuer of the preferred equity is taxed as a partnership or an entity disregarded as separate from its owners for U.S. federal income tax purposes (aside from a qualified REIT subsidiary), we generally will be treated as owing an interest in the underlying real estate for REIT purposes. As a result, absent sufficient controls to ensure that the underlying real property is operated in compliance with the REIT rules, preferred equity investments may jeopardize our compliance with the REIT income and asset tests described above. In addition, the treatment of interest-like preferred returns in a partnership or disregarded entity (other than a qualified REIT subsidiary) also is not clear under the REIT rules and could be treated as non-qualifying income. More importantly, in many cases the status of debt-like preferred equity as debt or equity for tax purposes is unclear. The IRS could challenge our treatment of such preferred equity investment for purposes of applying the REIT income and asset tests and, if such a challenge were sustained, we could fail to continue to qualify as REIT. In addition, if the issuer of the preferred equity is a corporation for U.S. federal income tax purposes, such preferred equity generally will be a nonqualifying asset unless the issuer is a REIT, our own qualified REIT subsidiary, or TRS.

Tax Aspects of Investments in Partnerships

General. We currently hold and anticipate holding direct or indirect interests in one or more partnerships, including the operating partnership. We operate as an Umbrella Partnership REIT, or UPREIT, which is a structure whereby we own a direct interest in the operating partnership, and the operating partnership, in turn, directly or indirectly owns our properties (generally through lower-tier partnerships and disregarded entities, but the operating partnership also may hold properties through lower-tier REITs or TRSs or other taxable corporations).

The following is a summary of the U.S. federal income tax consequences of our investment in the operating partnership if the operating partnership is treated as a partnership for U.S. federal income tax purposes. This discussion should also generally apply to any investment by the operating partnership in a lower-tier property partnership.

A partnership (that is not a publicly traded partnership taxed as a corporation) is generally not subject to tax as an entity for U.S. federal income tax purposes. Rather, partners are allocated their allocable share of the items of income, gain, loss, deduction and credit of the partnership, and are potentially subject to tax thereon, without regard to whether the partners receive any distributions from the partnership. We are required to take into account our allocable share of the foregoing items for purposes of the various REIT gross income and asset tests, and in the computation of our REIT taxable income and U.S. federal income tax liability. Further, there can be no assurance that distributions from the operating partnership will be sufficient to pay the tax liabilities resulting from an investment in the operating partnership or will be sufficient for us to make the distributions necessary for us to maintain our qualification as a REIT or avoid entity-level taxes. However, as the general partner of the operating partnership, we intend to cause the operating partnership to generally make distributions to us necessary for us to make distributions to our stockholders that will allow us to maintain our qualification as a REIT and to avoid entity-level taxes, but no assurance can be given that the operating partnership will be able to make such distributions.

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Generally, an entity with two or more members formed as a partnership or non-corporate entity under state law will be taxed as a partnership for U.S. federal income tax purposes unless it specifically elects otherwise or is treated as a corporation under special rules for “publicly traded partnerships.” Because the operating partnership was formed as a partnership under state law, for U.S. federal income tax purposes, the operating partnership will be treated as a partnership, if it has two or more partners and is not treated as a corporation under the publicly traded partnership rules, or a disregarded entity, if it is treated as having one partner. As a result, if the operating partnership becomes wholly owned by us, it will cease to be a partnership for U.S. federal income tax purposes and become a disregarded entity.

Domestic unincorporated entities with more than one owner may be treated as a corporation for U.S. federal income tax purposes, including if the entity is a “publicly traded partnership” that does not qualify for an exemption based on the character of its income. A partnership is a “publicly traded partnership” under Section 7704 of the Code if:

•	interests in the partnership are traded on an established securities market; or
•	interests in the partnership are readily tradable on a “secondary market” or the “substantial equivalent” of a secondary market.

A partnership whose interests are not traded on an established securities market will not be treated as a publicly traded partnership if it qualifies for certain safe harbors. We intend that interests in the operating partnership (and any partnership invested in by the operating partnership) will comply with a “safe harbor” for partnerships with fewer than 100 partners to avoid being classified as a publicly traded partnership. However, no assurance can be given that the operating partnership or any other partnership in which we indirectly hold an interest will at all times satisfy such safe harbor. We reserve the right to not satisfy any safe harbor.

If the operating partnership has greater than 100 partners for U.S. federal income tax purposes and did not meet any other safe harbor to avoid being treated as a publicly traded partnership, there is a risk that the right of a holder of operating partnership common units to redeem the units for cash (or common stock at our option) could cause operating partnership common units to be considered readily tradable on the substantial equivalent of a secondary market. If the operating partnership is a publicly traded partnership, it will be taxed as a corporation unless at least 90% of its gross income has consisted and will consist of “qualifying income” under Section 7704 of the Code. Qualifying income generally includes real property rents and other types of passive income. The income requirements applicable to REITs under the Code and the definition of qualifying income under the publicly traded partnership rules are very similar. Although differences exist between these two income tests, we do not believe that these differences will cause the operating partnership to fail the 90% gross income test applicable to publicly traded partnerships. However, there is sparse guidance as to the proper interpretation of this 90% gross income test, and thus it is possible that differences will arise that prevent us from satisfying the 90% gross income test.

If for any reason the operating partnership (or any partnership invested in by the operating partnership) is taxable as a corporation for U.S. federal income tax purposes, the character of our assets and items of gross income would change, and as a result, we would most likely be unable to satisfy the applicable REIT requirements under U.S. federal income tax laws discussed above. Further, if any partnership was treated as a corporation, items of income, gain, loss, deduction and credit of such partnership would be subject to corporate income tax, and the partners of any such partnership would be treated as stockholders, with distributions to such partners being treated as dividends.

Income Taxation of Partnerships and their Partners. Although a partnership agreement generally will determine the allocation of a partnership’s income and losses among the partners, such allocations may be disregarded for U.S. federal income tax purposes under Code Section 704(b) and the Treasury Regulations if the allocations do not have “substantial economic effect” and are not otherwise consistent with the partners’ interests in the partnership. If any allocation is not recognized for U.S. federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners’ economic interests in the partnership. We believe that the allocations of taxable income and loss in the operating partnership agreement comply with the requirements of Code Section 704(b) and the Treasury Regulations.

In some cases, special allocations of net profits or net losses will be required to comply with the U.S. federal income tax principles governing partnership tax allocations. Additionally, pursuant to Code Section 704(c), income, gain, loss and deduction attributable to property contributed to the operating partnership in exchange for units must be allocated in a manner so that the contributing partner is charged with, or benefits from, the unrealized gain or loss attributable to the property at the time of contribution. The amount of such unrealized gain or loss is generally equal to the difference between the fair market value and the adjusted basis of the property at the time of contribution. These allocations are designed to eliminate book-tax differences by allocating to contributing partners lower amounts of depreciation deductions and increased taxable income and gain attributable to the contributed property than would ordinarily be the case for economic or book purposes. With respect to any property purchased by the operating partnership, such property generally will have an initial tax basis equal to its fair market value, and accordingly, Code Section 704(c) will not apply, except as described further below in this paragraph. The application of the principles of Code Section 704(c) in tiered partnership arrangements is not entirely clear. Accordingly, the

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IRS may assert a different allocation method than the one selected by the operating partnership to cure any book-tax differences. In certain circumstances, we create book-tax differences by adjusting the values of properties for economic or book purposes and generally the rules of Code Section 704(c) would apply to such differences as well.

Some expenses incurred in the conduct of the operating partnership’s activities may not be deducted in the year they were paid. To the extent this occurs, the taxable income of the operating partnership may exceed its cash receipts for the year in which the expense is paid. As discussed above, the costs of acquiring properties must generally be recovered through depreciation deductions over a number of years. Prepaid interest and loan fees, and prepaid management fees are other examples of expenses that may not be deducted in the year they were paid.

Congress recently revised the rules applicable to federal income tax audits of partnerships (such as the operating partnership) and the collection of any tax resulting from any such audits or other tax proceedings, generally for taxable years beginning after December 31, 2017. Under the new rules, the partnership itself may be liable for a hypothetical increase in partner-level taxes (including interest and penalties) resulting from an adjustment of partnership tax items on audit, regardless of changes in the composition of the partners (or their relative ownership) between the year under audit and the year of the adjustment. The new rules also include an elective alternative method under which the additional taxes resulting from the adjustment are assessed against the affected partners, subject to a higher rate of interest than otherwise would apply. Many questions remain as to how the new rules will apply, especially with respect to partners that are REITs (such as us), and it is not clear at this time what effect this new legislation will have on us. However, these changes could increase the U.S. federal income tax, interest, and/or penalties otherwise borne by us in the event of a federal income tax audit of the operating partnership or one of its subsidiary partnerships.

U.S. Federal Income Tax Considerations for Holders of Our Stock

The following summary describes the material U.S. federal income tax considerations to you of purchasing, owning and disposing of our stock. This summary assumes you hold shares of our stock as a “capital asset” (generally, property held for investment within the meaning of Section 1221 of the Code). It does not address all the tax consequences that may be relevant to you in light of your particular circumstances. In addition, this discussion does not address the tax consequences relevant to persons who receive special treatment under the U.S. federal income tax law, except where specifically noted. Holders receiving special treatment include, without limitation:

•	financial institutions, banks and thrifts;
•	insurance companies;
•	tax exempt entities (except to the extent discussed in “—Taxation of Tax-Exempt Holders of Our Stock”);
•	“S” corporations;
•	traders in securities that elect to mark to market;
•	partnerships, pass-through entities and persons holding our stock through a partnership or other pass-through entity;
•	individual holders subject to the alternative minimum tax;
•	regulated investment companies and REITs;
•	non-U.S. corporations or partnerships, and persons who are not residents or citizens of the United States;
•	broker-dealers or dealers in securities or currencies;
•	U.S. expatriates;
•	persons holding our stock as part of a hedge, straddle, conversion, integrated or other risk reduction or constructive sale transaction;
•	U.S. persons whose functional currency is not the U.S. dollar; or
•	persons who receive our stock through the exercise of employee stock options or otherwise as compensation.

If you are considering purchasing our stock, you should consult your tax advisors concerning the application of U.S. federal income tax laws to your particular situation as well as any consequences of the purchase, ownership and disposition of our stock arising under the laws of any state, local or non-U.S. taxing jurisdiction.

When we use the term “U.S. holder,” we mean a holder of shares of our stock who, for U.S. federal income tax purposes, is:

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•	an individual who is a citizen or resident of the United States;
•	a corporation or partnership, including an entity treated as a corporation or partnership for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any state thereof or in the District of Columbia unless, in the case of a partnership, Treasury regulations provide otherwise;
•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
•	a trust, if (A) a court within the United States is able to exercise primary supervision over its administration, and one or more U.S. persons, for U.S. federal income tax purposes, have the authority to control all of its substantial decisions, or (2) it has a valid election in place to be treated as a U.S. person.

If you hold shares of our stock and are not a U.S. holder, a partnership or an entity classified as a partnership for U.S. federal income tax purposes, you are a “non-U.S. holder.”

If a partnership or other entity treated as a partnership for U.S. federal income tax purposes holds shares of our stock, the tax treatment of a partner generally will depend on the status of the partner and on the activities of the partnership. Partners of partnerships holding shares of our stock are encouraged to consult their tax advisors.

Taxation of Taxable U.S. Holders of Our Stock

Distributions Generally. Distributions out of our current or accumulated earnings and profits will be treated as dividends and, other than with respect to capital gain dividends and certain amounts which have previously been subject to corporate level tax, as discussed below, will be taxable to our taxable U.S. holders as ordinary income when actually or constructively received. See “—Tax Rates” below. As long as we qualify as a REIT, these distributions will not be eligible for the dividends-received deduction in the case of U.S. holders that are corporations, nor, except to the extent provided in “—Tax Rates” below, the preferential rates on qualified dividend income applicable to non-corporate U.S. holders, including individuals. For purposes of determining whether distributions to holders of our stock are out of current or accumulated earnings and profits, our earnings and profits will be allocated first to our outstanding preferred stock and then to our outstanding common stock.

To the extent that we make distributions on our stock in excess of our current and accumulated earnings and profits allocable to such stock, these distributions will be treated first as a tax-free return of capital to a U.S. holder. This treatment will reduce the U.S. holder’s adjusted tax basis in such shares of stock by the amount of the distribution, but not below zero. Distributions in excess of our current and accumulated earnings and profits and in excess of a U.S. holder’s adjusted tax basis in its shares will be taxable as capital gain. Such gain will be taxable as long-term capital gain if the shares have been held for more than one year. Dividends we declare in October, November, or December of any year and which are payable to a holder of record on a specified date in any of these months will be treated as both paid by us and received by the holder on December 31 of that year, provided we actually pay the dividend on or before January 31 of the following year.

Capital Gain Dividends. Dividends that we properly designate as capital gain dividends will be taxable to our taxable U.S. holders as a gain from the sale or disposition of a capital asset held for more than one year, to the extent that such gain does not exceed our actual net capital gain for the taxable year and may not exceed our dividends paid for the taxable year, including dividends paid the following year that are treated as paid in the current year. U.S. holders that are corporations may, however, be required to treat up to 20% of certain capital gain dividends as ordinary income. If we properly designate any portion of a dividend as a capital gain dividend then, except as otherwise required by law, we presently intend to allocate a portion of the total capital gain dividends paid or made available to holders of all classes of our capital stock for the year to the holders of each class of our capital stock in proportion to the amount that our total dividends, as determined for U.S. federal income tax purposes, paid or made available to the holders of each such class of our capital stock for the year bears to the total dividends, as determined for U.S. federal income tax purposes, paid or made available to holders of all classes of our capital stock for the year.

In addition, except as otherwise required by law, we will make a similar allocation with respect to any undistributed long term capital gains which are to be included in our stockholders’ long term capital gains, based on the allocation of the capital gains amount which would have resulted if those undistributed long term capital gains had been distributed as “capital gain dividends” by us to our stockholders.

Retention of Net Capital Gains. We may elect to retain, rather than distribute as a capital gain dividend, all or a portion of our net capital gains. If we make this election, we would pay tax on our retained net capital gains. In addition, to the extent we so elect, a U.S. holder generally would:

•	include its pro rata share of our undistributed net capital gains in computing its long-term capital gains in its return for its taxable year in which the last day of our taxable year falls, subject to certain limitations as to the amount that is includable;
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•	be deemed to have paid its share of the capital gains tax imposed on us on the designated amounts included in the U.S. holder’s income as long-term capital gain;
•	receive a credit or refund for the amount of tax deemed paid by it;
•	increase the adjusted basis of its stock by the difference between the amount of includable gains and the tax deemed to have been paid by it; and
•	in the case of a U.S. holder that is a corporation, appropriately adjust its earnings and profits for the retained capital gains in accordance with Treasury regulations to be promulgated by the IRS.

Net Operating Losses. Holders may not include in their individual income tax returns any of our net operating or capital losses. Instead these losses are generally carried over by us for potential offset against our future income.

Passive Activity Losses and Investment Interest Limitations. Distributions we make and gain arising from the sale or exchange by a U.S. holder of our stock will not be treated as passive activity income. As a result, U.S. holders generally will not be able to apply any “passive losses” against this income or gain. A U.S. holder may elect to treat capital gain dividends, capital gains from the disposition of our stock and income designated as qualified dividend income, as investment income for purposes of computing the investment interest limitation, but in such case, the holder will be taxed at ordinary income rates on such amount. Other distributions made by our company, to the extent they do not constitute a return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation.

Dispositions of Our Stock. A U.S. holder that sells or disposes of shares of stock will recognize gain or loss for federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property received on the sale or other disposition and the holder’s adjusted basis in the shares of stock for tax purposes. Except as provided below, this gain or loss will be long-term capital gain or loss if the holder has held such stock for more than one year. However, if a U.S. holder recognizes loss upon the sale or other disposition of stock that it has held for six months or less, after applying certain holding period rules, the loss recognized will be treated as a long-term capital loss to the extent the U.S. holder received distributions from us which were required to be treated as long-term capital gains.

Redemption or Repurchase by Us. A redemption or repurchase of shares of our stock will be treated under Section 302 of the Code as a distribution (and taxable as a dividend to the extent of our current and accumulated earnings and profits as described above) unless the redemption or repurchase satisfies one of the tests set forth in Section 302(b) of the Code and is therefore treated as a sale or exchange of the redeemed or repurchased shares. The redemption or repurchase generally will be treated as a sale or exchange if it:

(i)	is “substantially disproportionate” with respect to the U.S. stockholder;
(ii)	results in a “complete termination” of the U.S. stockholder’s stock interest in us; or
(iii)	is “not essentially equivalent to a dividend” with respect to the U.S. stockholder,

all within the meaning of Section 302(b) of the Code.

In determining whether any of these tests has been met, shares of our capital stock, including the common stock and other equity interests in us, considered to be owned by the U.S. stockholder by reason of certain constructive ownership rules set forth in the Code, as well as shares of our capital stock actually owned by the U.S. stockholder, must generally be taken into account. Because the determination as to whether any of the alternative tests of Section 302(b) of the Code will be satisfied with respect to the U.S. stockholder depends upon the facts and circumstances at the time that the determination must be made, U.S. stockholders are advised to consult their tax advisors to determine such tax treatment.

If a redemption or repurchase of shares of our stock is treated as a distribution taxable as a dividend, the amount of the distribution will be measured by the amount of cash and the fair market value of any property received. A U.S. stockholder’s adjusted basis in the redeemed or repurchased shares of the stock for tax purposes generally will be transferred to its remaining shares of our stock, if any. If a U.S. stockholder owns no other shares of our capital stock, under certain circumstances, such basis may be transferred to a related person or it may be lost entirely. Proposed Treasury regulations issued in 2009, if enacted in their current form, would affect the basis recovery rules described above. It is not clear whether these proposed regulations will be enacted in their current form or at all. Prospective investors should consult their tax advisors regarding the federal income tax consequences of a redemption or repurchase of our stock.

If a redemption or repurchase of shares of our stock is not treated as a distribution taxable as a dividend, it will be treated as a taxable sale or exchange in the manner described under “—Dispositions of Our Stock.”

Foreign Accounts. Certain payments made to “foreign financial institutions” in respect of accounts of U.S. holders at such financial institutions may be subject to withholding at a rate of 30%. U.S. holders should consult their tax advisors

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regarding the effect, if any, of this withholding provision on their ownership and disposition of our stock and the effective date of such provision. See “—Foreign Accounts.”

Information Reporting and Backup Withholding. We are required to report to our U.S. holders and the IRS the amount of dividends paid during each calendar year, and the amount of any tax withheld. Under the backup withholding rules, a U.S. holder may be subject to backup withholding with respect to dividends paid unless the U.S. holder is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A U.S. holder that does not provide us with its correct taxpayer identification number may also be subject to penalties imposed by the IRS. Backup withholding is not an additional tax. Any amount paid as backup withholding will be creditable against the U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS. In addition, we may be required to withhold a portion of capital gain distributions to any holders who fail to certify their non-foreign status. See “—Taxation of Non-U.S. Holders of our Stock.”

Taxation of Tax-Exempt Holders of Our Stock

Dividend income from us and gain arising upon a sale of our shares of stock generally will not be unrelated business taxable income to a tax-exempt holder, except as described below. This income or gain will be unrelated business taxable income, however, if a tax-exempt holder holds its shares as “debt-financed property” within the meaning of the Code. Generally, “debt-financed property” is property the acquisition or holding of which was financed through a borrowing by the tax-exempt holder.

For tax-exempt holders which are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, or qualified group legal services plans exempt from U.S. federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) or (c)(20) of the Code, respectively, income from an investment in our shares will constitute unrelated business taxable income unless the organization is able to properly claim a deduction for amounts set aside or placed in reserve for specific purposes so as to offset the income generated by its investment in our shares. These prospective investors should consult their tax advisors concerning these “set aside” and reserve requirements.

Notwithstanding the above, however, a portion of the dividends paid by a “pension-held REIT” may be treated as unrelated business taxable income as to certain trusts that hold more than 10%, by value, of the interests in the REIT. A REIT will not be a “pension-held REIT” if it is able to satisfy the “not closely held” requirement without relying on the “look-through” exception with respect to certain trusts or if such REIT is not “predominantly held” by “qualified trusts.” As a result of restrictions on the transfer and ownership of our stock contained in our charter, we do not expect to be classified as a “pension-held REIT,” and as a result, the tax treatment described above should be inapplicable to our holders. However, because our common stock is publicly traded, we cannot guarantee that this will always be the case.

Taxation of Non-U.S. Holders of Our Stock

The following discussion addresses the rules governing U.S. federal income taxation of the purchase, ownership and disposition of our stock by non-U.S. holders. These rules are complex, and no attempt is made herein to provide more than a brief summary of such rules. Accordingly, the discussion does not address all aspects of U.S. federal income taxation and does not address state, local or non-U.S. tax consequences that may be relevant to a non-U.S. holder in light of its particular circumstances. We urge non-U.S. holders to consult their tax advisors to determine the impact of federal, state, local and non-U.S. income tax laws on the purchase, ownership, and disposition of shares of our stock, including any reporting requirements.

Distributions Generally. Distributions that are neither attributable to gain from sales or exchanges by us of U.S. real property interests, or “ USRPIs,” nor designated by us as capital gain dividends (except as described below) will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits. Such distributions ordinarily will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, unless the distributions are treated as effectively connected with the conduct by the non-U.S. holder of a U.S. trade or business (through a U.S. permanent establishment, where applicable). Under certain treaties, however, lower withholding rates generally applicable to dividends do not apply to dividends from a REIT. If such a distribution is treated as effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business, the non-U.S. holder generally will be subject to federal income tax on the distribution at graduated rates, in the same manner as U.S. holders are taxed on distributions, and also may be subject to the 30% branch profits tax in the case of a corporate non-U.S. holder.

Except as otherwise provided below, we expect to withhold U.S. federal income tax at the rate of 30% on any distributions made to a non-U.S. holder unless:

•	a lower treaty rate applies and the non-U.S. holder files with us an IRS Form W-8BEN (or Form W-8BEN-E, as applicable) evidencing eligibility for that reduced treaty rate; or
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•	the non-U.S. holder files an IRS Form W-8ECI with us claiming that the distribution is income effectively connected with the non-U.S. holder’s trade or business.

Distributions in excess of our current and accumulated earnings and profits will not be taxable to a non-U.S. holder to the extent that such distributions do not exceed the adjusted basis of the holder’s stock, but rather will reduce the adjusted basis of such stock. To the extent that such distributions exceed the non-U.S. holder’s adjusted basis in such stock, they will give rise to gain from the sale or exchange of such stock, the tax treatment of which is described below. Under FIRPTA (discussed below), we may be required to withhold 15% of the portion of any distribution that exceeds our current and accumulated earnings and profits. That being said, for withholding purposes, we expect to treat all distributions as made out of our current or accumulated earnings and profits. However, amounts withheld should generally be refundable if it is subsequently determined that the distribution was, in fact, in excess of our current and accumulated earnings and profits, provided that certain conditions are met.

Capital Gain Dividends and Distributions Attributable to a Sale or Exchange of USRPIs. Distributions to a non-U.S. holder that we properly designate as capital gain dividends, other than those arising from the disposition of USRPI, generally should not be subject to U.S. federal income taxation, unless:

•	the investment in our stock is treated as effectively connected with the non-U.S. holder’s U.S. trade or business (through a U.S. permanent establishment, where applicable), in which case the non-U.S. holder will be subject to the same treatment as U.S. holders with respect to such gain, except that a non-U.S. holder that is a non-U.S. corporation may also be subject to the 30% branch profits tax or such lower rate as may be specified by an applicable income tax treaty, as discussed above; or
•	the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and certain other conditions are met, in which case the non-U.S. holder will be subject to U.S. federal income tax at a rate of 30% on the non-U.S. holder’s capital gains (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of such non-U.S. holder (even though the individual is not considered a resident of the United States), provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

Pursuant to the Foreign Investment in Real Property Tax Act of 1980, which is referred to as “FIRPTA,” distributions to a non-U.S. holder that are attributable to gain from sales or exchanges by us of USRPI, whether or not designated as capital gain dividends, will cause the non-U.S. holder to be treated as recognizing such gain as income effectively connected with a U.S. trade or business. Non-U.S. holders would generally be taxed at the same rates applicable to U.S. holders, subject to any applicable alternative minimum tax, and any non-U.S. holder that is a foreign corporation may also be subject to the 30% branch profits tax or such lower rate as may be specified by an applicable income tax treaty. We also will be required to withhold and to remit to the IRS 21% of any distribution to non-U.S. holders attributable to gain from sales or exchanges by us of USRPIs. The amount withheld is creditable against the non-U.S. holder’s U.S. federal income tax liability. However, any distribution with respect to any class of stock which is “regularly traded” on an established securities market located in the U.S. is not subject to FIRPTA, and therefore, not subject to the 21% U.S. withholding tax described above, if the non-U.S. holder did not own more than 10% of such class of stock at any time during the one-year period ending on the date of the distribution. Instead, such distributions generally will be treated as ordinary dividend distributions and subject to withholding in the manner described above with respect to ordinary dividends. In addition, distributions to certain non-U.S. publicly traded holders of our stock that meet certain record-keeping and other requirements (“qualified stockholders”) are exempt from FIRPTA, except to the extent owners of such qualified holders that are not also qualified holders own, actually or constructively, more than 10% of our capital stock. Furthermore, distributions to “qualified foreign pension funds” or entities all of the interests of which are held by “qualified foreign pension funds” are exempt from FIRPTA. Non-U.S. holders of our stock should consult their tax advisors regarding the application of these rules.

Retention of Net Capital Gains. Although the law is not clear on the matter, it appears that amounts designated by us as retained net capital gains in respect of the stock held by U.S. holders generally should be treated with respect to non-U.S. holders in the same manner as actual distributions of capital gain dividends. Under this approach, the non-U.S. holders would be able to offset as a credit against their U.S. federal income tax liability resulting from their proportionate share of the tax paid by us on such retained net capital gains and to receive from the IRS a refund to the extent their proportionate share of such tax paid by us exceeds their actual U.S. federal income tax liability, provided the non-U.S. holder furnishes required information to the IRS on a timely basis. If we designate any portion of our net capital gain as retained net capital gain, a non-U.S. stockholder should consult its tax advisor regarding the taxation of such retained net capital gain.

Sale of Our Stock. Except as described below, gain recognized by a non-U.S. holder upon the sale, exchange or other taxable disposition of our stock generally will not be subject to U.S. taxation unless such stock constitutes a USRPI. In general, stock of a domestic corporation that constitutes a “U.S. real property holding corporation,” or USRPHC, will constitute a USRPI. We believe that we are a USRPHC. Our stock will not, however, constitute a USRPI so long as we are a

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“domestically controlled qualified investment entity.” A “domestically controlled qualified investment entity” includes a REIT in which at all times during a specified testing period less than 50% in value of its stock is held directly or indirectly by non-U.S. holders, subject to certain rules. For purposes of determining whether a REIT is a “domestically controlled qualified investment entity,” a person who at all applicable times holds less than 5% of a class of stock that is “regularly traded” is treated as a U.S. person unless the REIT has actual knowledge that such person is not a U.S. person. We believe, but cannot guarantee, that we are a “domestically controlled qualified investment entity.” Because our common stock is (and, we anticipate, will continue to be) publicly traded, no assurance can be given that we will continue to be a “domestically controlled qualified investment entity.”

Notwithstanding the foregoing, gain from the sale, exchange or other taxable disposition of our stock not otherwise subject to FIRPTA will be taxable to a non-U.S. holder if either (a) the investment in our stock is treated as effectively connected with the non-U.S. holder’s U.S. trade or business (through a U.S. permanent establishment, where applicable), in which case the non-U.S. holder will be subject to the same treatment as U.S. holders with respect to such gain, except that a non-U.S. holder that is a foreign corporation may also be subject to the 30% branch profits tax or such lower rate as may be specified by an applicable income tax treaty, or (b) the non-U.S. holder is a nonresident alien individual who is present in the U.S. for 183 days or more during the taxable year and certain other conditions are met, in which case the nonresident alien individual will be subject to a 30% tax on the individual’s capital gains (reduced by certain capital losses).

In addition, even if we are a domestically controlled qualified investment entity, upon disposition of our stock, a non-U.S. holder may be treated as having gain from the sale or other taxable disposition of a USRPI if the non-U.S. holder (1) disposes of our stock within a 30-day period preceding the ex-dividend date of a distribution, any portion of which, but for the disposition, would have been treated as gain from the sale or exchange of a USRPI and (2) acquires, or enters into a contract or option to acquire, or is deemed to acquire, other shares of that stock during the 61-day period beginning with the first day of the 30-day period described in clause (1). The preceding sentence shall not apply to a non-U.S. holder if the non-U.S. holder did not own more than 5% of the stock at any time during the one-year period ending on the date of the distribution described in clause (1) of the preceding sentence and the class of stock is “regularly traded,” as defined by applicable Treasury regulations.

Even if we do not qualify as a “domestically controlled qualified investment entity” at the time a non-U.S. holder sells our stock, gain arising from the sale or other taxable disposition by a non-U.S. holder of such stock would not be subject to U.S. taxation under FIRPTA as a sale of a USRPI if:

•	such class of stock is “regularly traded,” as defined by applicable Treasury regulations, on an established securities market such as the NYSE American; and
•	such non-U.S. holder owned, actually and constructively, 10% or less of such class of stock throughout the shorter of the five-year period ending on the date of the sale or exchange or the non-U.S. holder’s holding period.

In addition, dispositions of our stock by qualified stockholders are exempt from FIRPTA, except to the extent owners of such qualified stockholders that are not also qualified stockholders own, actually or constructively, more than 10% of our stock. An actual or deemed disposition of our stock by such stockholders may also be treated as a dividend. Furthermore, dispositions of our stock by “qualified foreign pension funds” or entities all of the interests of which are held by “qualified foreign pension funds” are exempt from FIRPTA. Non-U.S. holders should consult their tax advisors regarding the application of these rules.

If gain on the sale, exchange or other taxable disposition of our stock were subject to taxation under FIRPTA, the non-U.S. holder would be required to file a U.S. federal income tax return and would be subject to regular U.S. federal income tax with respect to such gain in the same manner as a taxable U.S. holder (subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). In addition, if the sale, exchange or other taxable disposition of our stock were subject to taxation under FIRPTA, and if shares of the applicable class of our stock were not “regularly traded” on an established securities market, the purchaser of such stock would be required to withhold and remit to the IRS 15% of the purchase price.

Redemption or Repurchase by Us. A redemption or repurchase of shares of our stock will be treated under Section 302 of the Code as a distribution (and taxable as a dividend to the extent of our current and accumulated earnings and profits) unless the redemption or repurchase satisfies one of the tests set forth in Section 302(b) of the Code and is therefore treated as a sale or exchange of the redeemed or repurchased shares. See “—Taxation of Taxable U.S. Holders of Our Stock—Redemption or Repurchase by Us.” If the redemption or repurchase of shares is treated as a distribution, the amount of the distribution will be measured by the amount of cash and the fair market value of any property received. See “—Taxation of Non-U.S. Holders of Our Stock—Distributions Generally.” If the redemption or repurchase of shares is not treated as a distribution, it will be treated as a taxable sale or exchange in the manner described under “—Taxation of Non-U.S. Holders of Our Stock—Sale of Our Stock.”

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Information Reporting Requirements and Backup Withholding. We will report to our stockholders and to the IRS the amount of distributions we pay during each calendar year and the amount of tax we withhold, if any. Under the backup withholding rules, a holder of our stock may be subject to backup withholding with respect to distributions unless the holder:

•	is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact; or
•	provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules.

A holder who does not provide us with its correct taxpayer identification number also may be subject to penalties imposed by the IRS. Any amount paid as backup withholding generally may be claimed as a credit against the holder’s income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any holders who fail to certify their non-foreign status to us.

Backup withholding will generally not apply to payments of dividends made by us or our paying agents, in their capacities as such, to a non-U.S. holder provided that the non-U.S. holder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as providing a valid IRS Form W-8BEN or W-8ECI, or certain other requirements are met.

Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient. Payments of the proceeds from a disposition or a redemption that occurs outside the U.S. by a non-U.S. holder made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting (but not backup withholding) generally will apply to such a payment if the broker has certain connections with the U.S. unless the broker has documentary evidence in its records that the beneficial owner is a non-U.S. holder and specified conditions are met or an exemption is otherwise established. Payment of the proceeds from a disposition by a non-U.S. holder of stock made by or through the U.S. office of a broker is generally subject to information reporting and backup withholding unless the non-U.S. holder certifies under penalties of perjury that it is not a U.S. person and satisfies certain other requirements, or otherwise establishes an exemption from information reporting and backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against the holder’s U.S. federal income tax liability if certain required information is furnished to the IRS. Holders of our stock should consult their own tax advisers regarding application of backup withholding to them and the availability of, and procedure for obtaining an exemption from, backup withholding.

Tax Rates. The maximum tax rate for non-corporate taxpayers for long-term capital gains, including certain “capital gain dividends,” is generally 20% (although depending on the characteristics of the assets which produced these gains and on designations which we may make, certain capital gain dividends may be taxed at a 25% rate). Capital gain dividends will only be eligible for the rates described above to the extent they are properly designated by us as “capital gain dividends.” In general, dividends payable by a REIT that are not “capital gains dividends” are subject to tax at the tax rates applicable to ordinary income, the maximum rate of which for individuals is 37%. Dividends that a REIT properly designates as “qualified dividend income,” however, are subject to a maximum tax rate of 20% in the case of non-corporate taxpayers. In general, dividends payable by a REIT are only eligible to be taxed as qualified dividend income to the extent that the taxpayer satisfies certain holding requirements with respect to the REIT’s stock and the REIT’s dividends are attributable to dividends received by the REIT from certain taxable corporations (such as its taxable REIT subsidiaries) or to income that was subject to tax at the corporate/REIT level (for example, if the REIT distributed taxable income that it retained and paid tax on in the prior taxable year). In addition, certain U.S. stockholders that are individuals, estates or trusts are required to pay an additional 3.8% Medicare tax on, among other things, dividends and capital gains from the sale or other disposition of stock. Prospective investors should consult their tax advisors regarding the tax rates applicable to them in light of their particular circumstances. For taxable years prior to 2026, individual stockholders are generally allowed to deduct 20% of the aggregate amount of ordinary dividends distributed by us, subject to certain limitations, which would reduce the maximum marginal effective federal income tax rate for individuals on the receipt of such ordinary dividends to 29.6%.

Additional Withholding Tax on Payments Made to Foreign Accounts. Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such sections commonly referred to as the Foreign Account Tax Compliance Act, or FATCA) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities (including payments to U.S. holders who hold shares of our stock through such a foreign financial institution or non-U.S. entity). Specifically, a 30% withholding tax may be imposed on dividends on our stock, interest on our debt securities, or gross proceeds from the sale or other disposition of our stock or debt securities, in each case paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these

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rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (1) above, it must enter into an agreement with the U.S. Department of the Treasury under which it undertakes, among other things, to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our stock or interest on our debt securities, and will apply to payments of gross proceeds from the sale or other disposition of such stock or debt securities on or after January 1, 2019.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our capital stock or debt securities.

Possible Legislative or Other Actions Affecting Tax Consequences

Prospective stockholders should recognize that the present U.S. federal income tax treatment of an investment in us may be modified by legislative, judicial or administrative action at any time and that any such action may affect investments and commitments previously made. The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process, the IRS and the U.S. Treasury Department, resulting in revisions of regulations and revised interpretations of established concepts as well as statutory changes. Revisions in U.S. federal tax laws and interpretations of these laws could adversely affect the tax consequences of your investment.

On December 22, 2017, H.R. 1, informally titled the Tax Cuts and Jobs Act (the “Tax Act”) was signed into law. The Tax Act makes major changes to the Code, including a number of provisions of the Code that may affect the taxation of REITs and the holders of their securities. The most significant of these provisions are described below. The individual and collective impact of these changes on REITs and their security holders is uncertain and may not become evident for some period of time. Prospective investors should consult their tax advisors regarding the implications of the Tax Act on their investment.

Revised Individual Tax Rates and Deductions

The Tax Act adjusted the tax brackets and reduced the top federal income tax rate for individuals from 39.6% to 37%. In addition, numerous deductions were eliminated or limited, including the deduction for state and local taxes being limited to $10,000 per year. These individual income tax changes are generally effective beginning in 2018, but without further legislation, they will sunset after 2025.

Pass-Through Business Income Tax Rate Lowered through Deduction

Under the Tax Act, individuals, trusts, and estates generally may deduct 20% of “qualified business income” (generally, domestic trade or business income other than certain investment items) of a partnership, S corporation, or sole proprietorship. In addition, “qualified REIT dividends” (i.e., REIT dividends other than capital gain dividends and portions of REIT dividends designated as qualified dividend income eligible for capital gain tax rates) and certain other income items are eligible for the deduction. The deduction, however, is subject to complex limitations to its availability. As with the other individual income tax changes, the provisions related to the deduction are effective beginning in 2018, but without further legislation, they will sunset after 2025.

Maximum Corporate Tax Rate Reduced Elimination of Corporate Alternative Minimum Tax

The Tax Act reduced the maximum corporate income tax rate from 35% to 21% and reduced the dividends received deduction for certain corporate subsidiaries. The Tax Act also permanently eliminated the corporate alternative minimum tax. These provisions are effective beginning in 2018.

Net Operating Loss Modifications

The Tax Act limited the net operating loss (“NOL”) deduction to 80% of taxable income (before the deduction). The Tax Act also generally eliminated NOL carrybacks for individuals and non-REIT corporations (NOL carrybacks did not apply to REITs under prior law) but allows indefinite NOL carryforwards. The new NOL rules apply beginning in 2018.

Limitations on Interest Deductibility

The Tax Act limits the net interest expense deduction of a business to 30% of the sum of adjusted taxable income, business interest, and certain other amounts. The Tax Act allows a real property trade or business to elect out of such limitation so long as it uses the alternative depreciation system which lengthens the depreciation recovery period with respect to certain property. The limitation with respect to the net interest expense deduction applies beginning in 2018.

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Withholding Rate Reduced

The Tax Act reduced the highest rate of withholding with respect to distributions to non-U.S. holders that are treated as attributable to gains from the sale or exchange of U.S. real property interests from 35% to 21%. These provisions are effective beginning in 2018.

Other Tax Consequences

State, local and non-U.S. income tax laws may differ substantially from the corresponding federal income tax laws, and this discussion does not purport to describe any aspect of the tax laws of any state, local or non-U.S. jurisdiction, or any federal tax other than the income tax. Prospective investors should consult their tax advisor regarding the effect of state, local and non-U.S. tax laws with respect to our tax treatment as a REIT and on an investment in our stock.

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ERISA Considerations

The Employee Retirement Income Security Act of 1974, as amended (“ERISA”), is a broad statutory framework that governs most U.S. retirement and other U.S. employee benefit plans. ERISA and the rules and regulations of the Department of Labor (the “DOL”) under ERISA contain provisions that should be considered by fiduciaries of employee benefit plans subject to the provisions of Title I of ERISA (“ERISA Plans”) and their legal advisors. In particular, a fiduciary of an ERISA Plan should consider whether an investment in shares of our common stock (or, in the case of a participant-directed defined contribution plan (a “Participant-Directed Plan”), making shares of our common stock available for investment under the Participant-Directed Plan) satisfies the requirements set forth in Part 4 of Title I of ERISA, including the requirements that (1) the investment satisfy the prudence and diversification standards of ERISA, (2) the investment be in the best interests of the participants and beneficiaries of the ERISA Plan, (3) the investment be permissible under the terms of the ERISA Plan’s investment policies and governing instruments and (4) the investment does not give rise to a non-exempt prohibited transaction under ERISA or Section 4975 of the Code.

In determining whether an investment in shares of our common stock (or making our shares available as an investment option under a Participant-Directed Plan) is prudent for ERISA purposes, a fiduciary of an ERISA Plan should consider all relevant facts and circumstances including, without limitation, possible limitations on the transferability of shares of our common stock, whether the investment provides sufficient liquidity in light of the foreseeable needs of the ERISA Plan (or the participant account in a Participant-Directed Plan), and whether the investment is reasonably designed, as part of the ERISA Plan’s portfolio, to further the ERISA Plan’s purposes, taking into consideration the risk of loss and the opportunity for gain (or other return) associated with the investment. It should be noted that we will invest our assets in accordance with the investment objectives and guidelines described herein, and that neither our Manager nor any of its affiliates has any responsibility for developing any overall investment strategy for any ERISA Plan (or the participant account in a Participant-Directed Plan) or for advising any ERISA Plan (or participant in a Participant-Directed Plan) as to the advisability or prudence of an investment in us. Rather, it is the obligation of the appropriate fiduciary for each ERISA Plan (or participant in a Participant-Directed Plan) to consider whether an investment in shares of our common stock by the ERISA Plan (or making such shares available for investment under a Participant-Directed Plan in which event it is the obligation of the participant to consider whether an investment in shares of our common stock is advisable), when judged in light of the overall portfolio of the ERISA Plan, will meet the prudence, diversification and other applicable requirements of ERISA.

Section 406 of ERISA and Section 4975 of the Code prohibit certain transactions involving the assets of an ERISA Plan, as well as those plans that are not subject to ERISA but that are subject to Section 4975 of the Code, such as individual retirement accounts (“IRAs”) and non-ERISA Keogh plans (collectively with ERISA Plans, “Plans”), and certain persons (referred to as “parties in interest” for purposes of ERISA or “disqualified persons” for purposes of the Code) having certain relationships to Plans, unless a statutory or administrative exemption is applicable to the transaction. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to non-deductible excise taxes and other penalties and liabilities under ERISA and the Code, and the transaction might have to be rescinded. In addition, a fiduciary who causes an ERISA Plan to engage in a non-exempt prohibited transaction may be personally liable for any resultant loss incurred by the ERISA Plan and may be subject to other potential remedies.

A Plan that proposes to invest in shares of our common stock (or to make our shares available for investment under a Participant-Directed Plan) may already maintain a relationship with our Manager or one or more of its affiliates, as a result of which our Manager or such affiliate may be a “party in interest” under ERISA or a “disqualified person” under the Code, with respect to such Plan (e.g., if our Manager or such affiliate provides investment management, investment advisory or other services to that Plan). ERISA (and the Code) prohibits plan assets from being used for the benefit of a party in interest (or disqualified person). This prohibition is not triggered by “incidental” benefits to a party in interest (or disqualified person) that result from a transaction involving the Plan that is motivated solely by the interests of the Plan. ERISA (and the Code) also prohibits a fiduciary from using its position to cause the Plan to make an investment from which the fiduciary, its affiliates or certain parties in which it has an interest would receive a fee or other consideration or benefit. In this circumstance, Plans that propose to invest in shares of our common stock should consult with their counsel to determine whether an investment in shares of our common stock would result in a transaction that is prohibited by ERISA or Section 4975 of the Code.

If our assets were considered to be assets of a Plan (referred to herein as “Plan Assets”), our management might be deemed to be fiduciaries of the investing Plan. In this event, the operation of the company could become subject to the restrictions of the fiduciary responsibility and prohibited transaction provisions of Title I of ERISA and/or the prohibited transaction rules of Section 4975 of the Code.

The DOL has promulgated a final regulation under ERISA, 29 C.F.R. § 2510.3-101 (as modified by Section 3(42) of ERISA, the “Plan Assets Regulation”), that provides guidelines as to whether, and under what circumstances, the underlying assets of an entity will be deemed to constitute Plan Assets for purposes of applying the fiduciary requirements of Title I of

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ERISA (including the prohibited transaction rules of Section 406 of ERISA) and the prohibited transaction provisions of Code Section 4975.

Under the Plan Assets Regulation, the assets of an entity in which a Plan or IRA makes an equity investment will generally be deemed to be assets of such Plan or IRA unless the entity satisfies one of the exceptions to this general rule. Generally, the exceptions require that the investment in the entity be one of the following:

•	in securities issued by an investment company registered under the Investment Company Act;
•	in “publicly offered securities,” defined generally as interests that are “freely transferable,” “widely held” and registered with the SEC;
•	in an “operating company” which includes “venture capital operating companies” and “real estate operating companies;” or
•	in which equity participation by “benefit plan investors” is not significant (i.e., under 25%).

The shares will constitute an “equity interest” for purposes of the Plan Assets Regulation, and the shares may not constitute “publicly offered securities” for purposes of the Plan Assets Regulation. In addition, the shares will not be issued by a registered investment company.

The 25% Limit. Under the Plan Assets Regulation, and assuming no other exemption applies, an entity’s assets would be deemed to include “plan assets” subject to ERISA on any date if, immediately after the most recent acquisition of any equity interest in the entity, 25% or more of the value of any class of equity interests in the entity is held by “benefit plan investors” (the “25% Limit”). For purposes of this determination, the value of equity interests held by a person (other than a benefit plan investor) that has discretionary authority or control with respect to the assets of the entity or that provides investment advice for a fee with respect to such assets (or any affiliate of such a person) is disregarded. The term “benefit plan investor” is defined in the Plan Assets Regulation as (a) any employee benefit plan (as defined in Section 3(3) of ERISA) that is subject to the provisions of Title I of ERISA, (b) any plan that is subject to Section 4975 of the Code and (c) any entity whose underlying assets include plan assets by reason of a plan’s investment in the entity (to the extent of such plan’s investment in the entity). Thus, while our assets would not be considered to be “plan assets” for purposes of ERISA so long as the 25% Limit is not exceeded. Our charter provides that if benefit plan investors exceed the 25% Limit, we may redeem their interests at a price equal to the then current NAV per share. We intend to rely on this aspect of the Plan Assets Regulation.

IRAs. Our charter provides that, in the event we determine in our discretion that there is a material likelihood that we would be a fiduciary under applicable law with respect to an investor that is subject to ERISA and/or Section 4975 of the Code (e.g., an IRA), we have the authority to redeem such investor’s interests at a price equal to the then current NAV per share.

Operating Companies. Under the Plan Assets Regulation, an entity is an “operating company” if it is primarily engaged, directly or through a majority-owned subsidiary or subsidiaries, in the production or sale of a product or service other than the investment of capital. In addition, the Plan Assets Regulation provides that the term operating company includes an entity qualifying as a real estate operating company (“REOC”) or a venture capital operating company (“VCOC”). An entity is a REOC if: (i) on its “initial valuation date and on at least one day within each annual valuation period,” at least 50% of the entity’s assets, valued at cost (other than short-term investments pending long-term commitment or distribution to investors) are invested in real estate that is managed or developed and with respect to which such entity has the right to substantially participate directly in management or development activities; and (ii) such entity in the ordinary course of its business is engaged directly in the management and development of real estate during the 12-month period. The “initial valuation date” is the date on which an entity first makes an investment that is not a short-term investment of funds pending long-term commitment. An entity’s “annual valuation period” is a pre-established period not exceeding 90 days in duration, which begins no later than the anniversary of the entity’s initial valuation date. Certain examples in the Plan Assets Regulation clarify that the management and development activities of an entity looking to qualify as a REOC may be carried out by independent contractors (including, in the case of a partnership, affiliates of the general partner) under the supervision of the entity. An entity will qualify as a VCOC if (i) on its initial valuation date and on at least one day during each annual valuation period, at least 50% of the entity’s assets, valued at cost, consist of “venture capital investments,” and (ii) the entity, in the ordinary course of business, actually exercises management rights with respect to one or more of its venture capital investments. The Plan Assets Regulation defines the term “venture capital investments” as investments in an operating company (other than a VCOC) with respect to which the investor obtains management rights.

If the 25% Limit is exceeded and we do not exercise our right to redeem benefit plan investors as described above, we may try to operate in a manner that will enable us to qualify as a VCOC or a REOC or to meet such other exception as

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may be available to prevent our assets from being treated as assets of any investing Plan for purposes of the Plan Assets Regulation. Accordingly, we believe, on the basis of the Plan Assets Regulation, that our underlying assets should not constitute “plan assets” for purposes of ERISA. However, no assurance can be given that this will be the case.

If our assets are deemed to constitute “plan assets” under ERISA, certain of the transactions in which we might normally engage could constitute a non-exempt “prohibited transaction” under ERISA or Section 4975 of the Code. In such circumstances, in our sole discretion, we may void or undo any such prohibited transaction, and we may require each investor that is a “benefit plan investor” to redeem their shares upon terms that we consider appropriate.

Prospective investors that are subject to the provisions of Title I of ERISA and/or Code Section 4975 should consult with their counsel and advisors as to the provisions of Title I of ERISA and/or Code Section 4975 relevant to an investment in shares of our common stock.

As discussed above, although IRAs and non-ERISA Keogh plans are not subject to ERISA, they are subject to the provisions of Section 4975 of the Code, prohibiting transactions with “disqualified persons” and investments and transactions involving fiduciary conflicts. A prohibited transaction or conflict of interest could arise if the fiduciary making the decision to invest has a personal interest in or affiliation with our company or any of its respective affiliates. In the case of an IRA, a prohibited transaction or conflict of interest that involves the beneficiary of the IRA could result in disqualification of the IRA. A fiduciary for an IRA who has any personal interest in or affiliation with our company or any of its respective affiliates, should consult with his or her tax and legal advisors regarding the impact such interest may have on an investment in our shares with assets of the IRA.

Shares sold by us may be purchased or owned by investors who are investing Plan assets. Our acceptance of an investment by a Plan should not be considered to be a determination or representation by us or any of our respective affiliates that such an investment is appropriate for a Plan. In consultation with its advisors, each prospective Plan investor should carefully consider whether an investment in our company is appropriate for, and permissible under, the terms of the Plan’s governing documents.

Governmental plans, foreign plans and most church plans, while not subject to the fiduciary responsibility provisions of ERISA or the provisions of Code Section 4975, may nevertheless be subject to local, foreign, state or other federal laws that are substantially similar to the foregoing provisions of ERISA and the Code. Fiduciaries of any such plans should consult with their counsel and advisors before deciding to invest in shares of our common stock.

The DOL has issued a final regulation significantly expanding the concept of “investment advice” for purposes of determining fiduciary status under ERISA. The DOL recognized that transactions such as the mere offering of the shares to sophisticated Plans could be characterized as fiduciary investment advice under this new regulation absent an exception and that such potential for fiduciary status would not be appropriate in these contexts. Accordingly, the DOL provided an exception based upon satisfaction of certain factual conditions and we may elect to ensure these conditions are satisfied in connection with the offering of the shares. Finally, fiduciaries of Plans should be aware that the Manager is not undertaking to provide impartial investment advice or to give advice in a fiduciary capacity in connection with the offering or purchase of shares and that the Manager has financial interests associated with the purchase of shares including the fees and other allocations and distributions they may receive from us as a result of the purchase of shares by a Plan.

Form 5500. Plan administrators of ERISA Plans that acquire shares may be required to report compensation, including indirect compensation, paid in connection with the ERISA Plan’s investment in shares on Schedule C of Form 5500 (Annual Return/Report of Employee Benefit Plan). The descriptions in this memorandum of fees and compensation, including the fees paid to the Manager, are intended to satisfy the disclosure requirement for “eligible indirect compensation,” for which an alternative reporting procedure on Schedule C of Form 5500 may be available.

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Plan of Distribution

We are continuing to offer a maximum of up to $7,127,400 in shares of our common stock on a “best efforts maximum” basis. Because this is a “best efforts maximum” offering, which represents the value of the shares available to be offered as of February 12, 2020 based on the $50,000,000 rolling 12-month maximum offering amount under Regulation A. We are offering up to $50,000,000 in shares of common stock in our offering at $100.00 per share. The per share purchase price will be adjusted every fiscal quarter as of January 1st, April 1st, July 1st and October 1st of each year (or as soon as commercially reasonable and announced by us thereafter) and will equal our NAV, divided by the number of shares of our common stock outstanding as of the end of the prior fiscal quarter on a fully diluted basis (NAV per share). The minimum investment amount for initial purchases of shares of our common stock is 100 shares, or $10,000 based on the initial offering price per share, provided that our Manager has the discretion to accept smaller investments. We may terminate this offering at any time.

As of February 12, 2020, we have raised total gross offering proceeds of $42,872,600 (including proceeds received in a private placement to our Sponsor).

This offering circular will be furnished to prospective investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on our website, as well as on the SEC’s website at www.sec.gov.

In order to subscribe to purchase shares of our common stock, a prospective investor must electronically complete, sign and deliver to us an executed subscription agreement like the one attached to this offering circular as Appendix B, and wire funds for its subscription amount in accordance with the instructions provided therein.

Settlement may occur up to 30 days after a prospective investor submits a subscription agreement, depending on the volume of subscriptions received. Shares of our common stock will be issued to the subscriber as of the date of settlement, which will not occur until an investor’s funds have cleared and we issue the shares of our common stock.

The number of shares issued to an investor will be calculated based on the price per share in effect on the date we receive the subscription.

We reserve the right to reject any investor’s subscription in whole or in part for any reason, including if we determine in our sole and absolute discretion that such investor is not a “qualified purchaser” for purposes of Section 18(b)(4)(D)(ii) of the Securities Act. If the offering terminates or if any prospective investor’s subscription is rejected, all funds received from such investors will be returned without interest or deduction.

Length of Offering

The number of shares that are covered by the offering statement of which this offering circular forms a part is the number that we reasonably expect to be offered and sold within two years from the initial qualification date of the offering statement. Under applicable SEC rules, we may extend this offering one additional year if all of the shares covered by the offering statement are not yet sold within two years. With the filing of an offering statement for a subsequent offering, we may also be able to extend this offering beyond three years until the follow-on offering statement is declared qualified (but in any event not more than an additional 180 calendar days).

Pursuant to this offering circular, we are offering to the public all of the shares covered by the offering statement of which this offering circular forms a part. Under Regulation A, we are only allowed to raise up to $50,000,000 in any 12-month period (although we may raise capital in other ways). Although the offering statement covers a fixed dollar amount of our shares, we intend effectively to conduct a continuous offering of the maximum number of shares of our common stock that we are permitted to sell pursuant to Regulation A over an unlimited time period by filing a new offering statement prior to the end of the three-year period described in Rule 251(d)(3). We reserve the right to terminate this offering at any time and to extend our offering term to the extent permissible under applicable law.

Investment Criteria and Minimum Investment Amount

The shares of our common stock are being offered and sold only to “qualified purchasers” (as defined in Regulation A under the Securities Act). As a Tier 2 offering pursuant to Regulation A under the Securities Act, this offering will be exempt from state “Blue Sky” law review, subject to certain state filing requirements and anti-fraud provisions, to the extent that the shares of our common stock offered hereby are offered and sold only to “qualified purchasers” or at a time when the shares of our common stock are listed on a national securities exchange. See “Investment Criteria” on page iii of this offering circular for the definition of “qualified purchasers” and other investment criteria that may apply. We reserve the right to reject any investor’s subscription in whole or in part for any reason, including if we determine in our sole and absolute discretion that such investor is not a “qualified purchaser” for purposes of Regulation A.

The minimum investment required in this offering is 100 shares of common stock, or $10,000 based on the initial offering price of $100.00 per share, provided that our Manager has the discretion to accept smaller investments. Pursuant to a

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board policy, you may not transfer your shares of common stock in a manner that causes you or your transferee to own fewer than the number of shares of common stock required to meet the minimum purchase requirements, except for the following transfers without consideration: transfers by gift; transfers by inheritance; intrafamily transfers; family dissolutions; transfers to affiliates; and transfers by operation of law. These minimum investment requirements are applicable unless and until our shares of common stock are listed on a national securities exchange, and these requirements may make it more difficult for you to sell your shares of common stock. We cannot assure you that our shares of common stock will ever be listed on a national securities exchange.

Closing of Sales

In order to maintain our status as a qualified opportunity fund, at least 90% of our assets need to consist of “qualified opportunity zone property” (the “90% Asset Test”). For purposes of the 90% Asset Test our property holdings are calculated by taking the average of the percentage of qualified opportunity zone property we hold on each of (i) the last day of the first six-month period of our taxable year, and (ii) the last day of our taxable year (each a “Semiannual Test Date”). Cash and cash equivalents do not count as qualified opportunity zone property. The Opportunity Zone Regulations allow us to apply the 90% Asset Test without taking into account any investments we receive in the preceding 6-month period, provided such investments are received as a contribution and held continuously from the fifth business day after receipt through the Semiannual Test Date in cash, cash equivalents or debt instruments with a term of 18 months or less. In addition, the Opportunity Zone Regulations provide for a one time six-month cure period if any of our investments fail to meet the definition of qualified opportunity zone property as of a Semiannual Test Date. As a result, closings of the sales of our shares of common stock will occur on the last business day of each calendar quarter (each, a “Closing Date”), with each subscription payment made during the quarter prior to that Closing Date being held in a non-interest bearing escrow account until the applicable Closing Date. If we determine, however, that accepting all subscriptions submitted in a particular quarter would result in the Company not meeting the 90% Asset Test, we may, in our sole discretion, postpone the acceptance of some or all of such subscriptions by providing the applicable investors a notice of such postponement within 15 days following the end of the quarter. The Company will continue to hold the subscription payments in escrow until such time as the Company would be in compliance with the 90% Asset Test. Each investor whose investment has been postponed will receive written notice from the Company of the Company’s acceptance of the investor’s subscription within 15 days following the acceptance of the investment. The Company may not, however, hold any subscription payment for more than 12 months following the end of the quarter in which the applicable subscription agreement was delivered. The Company will return any such subscription payment within 30 days following the end of the applicable 12-month period and will provide the prospective investor notice of the return within 15 days following the end of that 12-month period. The Company may, in its sole discretion, conduct closings more frequently than quarterly. On each Closing Date, subscriptions will be accepted by the Company on a first-in, first-out basis up to the dollar amount that the Company can accept and continue to be in compliance with the 90% Asset Test. The Company may, however, accept a subscription that was submitted later than other subscriptions in a particular quarter if the 180-day reinvestment period relating to such subscription would expire if it is carried over to the next quarter. Regardless of the date upon which the subscription payments are released from escrow, the purchase price for the shares of our common stock subject to the applicable subscription agreement will be the price in effect as of the date on which the investor’s subscription is initially submitted. The Company will provide the investor with written notice of the purchase price applicable to the shares of our common stock being purchased under its subscription agreement within 15 days following the acceptance of the subscription agreement. The investors will not have the right to withdraw or reconfirm their commitment prior to the acceptance of their subscription agreement or the return of their subscription payment by the Company. The investors will have no rights as stockholders of the Company, including voting and dividend rights, until their subscription agreements have been accepted by the Company.

Certificates Will Not be Issued

We will not issue stock certificates. Instead, our common stock will be recorded and maintained on a stockholder register that we maintain or that we engage a transfer agent to maintain. Information regarding restrictions on the transferability of our shares that, under Maryland law, would otherwise have been required to appear on our stock certificates will instead be furnished to stockholders upon request and without charge.

Advertising, Sales and other Promotional Materials

In addition to this offering circular, subject to limitations imposed by applicable securities laws, we expect to use additional advertising, sales and other promotional materials in connection with this offering. These materials may include information relating to this offering, the past performance of our Sponsor and its affiliates, property brochures, articles and publications concerning real estate, or public advertisements and audio-visual materials, in each case only as authorized by us. In addition, the sales material may contain certain quotes from various publications without obtaining the consent of the author or the publication for use of the quoted material in the sales material. Although these materials will not contain information in conflict with the information provided by this offering circular and will be prepared with a view to presenting a balanced discussion of risk and reward with respect to shares of our common stock, these materials will not give a complete

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understanding of this offering, us or the shares of our common stock and are not to be considered part of this offering circular. This offering is made only by means of this offering circular and prospective investors must read and rely on the information provided in this offering circular in connection with their decision to invest in shares of our common stock.

Administrative and Processing Agent

We are not selling the shares through commissioned sales agents or underwriters. We will use our existing website, www.belpointereit.com, to provide notification of the offering. This offering circular will be furnished to prospective investors at investorrelations@belpointereit.com via download 24 hours per day, 7 days per week on our website. Our website and our Sponsor’s technology platform will be the exclusive means by which prospective investors may subscribe in this offering.

The shares of our common stock will be issued in a continuous offering. Proceeds for subscriptions must be transmitted directly by wire or electronic funds transfer via ACH to the specified bank account maintained by our Manager pursuant to the instructions in the subscription agreement. We will attempt to accept or reject subscriptions within 60 days of receipt. If we accept your subscription, we or our Manager will email you a confirmation. Such funds will be kept in a non-interest bearing escrow account maintained by our Manager until such time as the foregoing determination is made. The subscription agreement is available at www.belpointereit.com.

We have engaged our Transfer Agent to provide certain technology, anti-money laundering (AML), and know your customer (KYC) services in connection with this offering. Neither our Sponsor nor our Manager is participating as an underwriter of this offering and will not solicit any investment in the Company, recommend the Company’s securities or provide investment advice to any prospective investor, or distribute this offering circular or other offering materials to investors. All inquiries regarding this offering should be made directly to the Company.

We are responsible for all offering fees and expenses, including the following: (i) fees and disbursements of our legal counsel, accountants and other professionals we engage; (ii) fees and expenses incurred in the production of offering documents, including design, printing, photograph, and written material procurement costs; (iii) all filing fees, including blue sky filing fees; (iv) all of the legal fees related to the registration and qualification of the shares of our common stock under state securities laws; and (v) all costs of our Sponsor’s and Transfer Agent’s services.

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How to Subscribe

Subscription Procedures

Investors seeking to purchase shares of our common stock who satisfy the “qualified purchaser” standards should proceed as follows:

•	Read this entire offering circular and any supplements accompanying this offering circular.
•	Electronically complete and execute a copy of the subscription agreement. A specimen copy of the subscription agreement, including instructions for completing it, is included in this offering circular as Appendix B.
•	Electronically provide ACH instructions to us for the full purchase price of the shares of our common stock being subscribed for.

By executing the subscription agreement and paying the total purchase price for the shares of our common stock subscribed for, each investor agrees to accept the terms of the subscription agreement and attests that the investor meets the minimum standards of a “qualified purchaser,” and that such subscription for shares of our common stock does not exceed 10% of the greater of such investor’s annual income or net worth (for natural persons), or 10% of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons). Subscriptions will be effective only upon our acceptance and we reserve the right to reject any subscription in whole or in part.

We will attempt to accept or reject subscriptions within 60 days of receipt by us. If we accept your subscription, we will email you a confirmation.

An approved trustee must process and forward to us subscriptions made through IRAs, Keogh plans and 401(k) plans. In the case of investments through IRAs, Keogh plans and 401(k) plans, we will send the confirmation and notice of our acceptance to the trustee.

Minimum Investment Requirement

You must initially purchase at least 100 shares of our common stock in this offering, or $10,000 based on the current per share price, provided that our Manager has the discretion to accept smaller investments. In order to satisfy this minimum investment requirement, unless otherwise prohibited by state law, a husband and wife may jointly contribute funds from their separate IRAs. You should note that an investment in shares of our common stock will not, in itself, create a retirement plan and that, in order to create a retirement plan, you must comply with all applicable provisions of the Code.

Legal Matters

Certain legal matters, including the validity of common stock offered hereby, have been passed upon for us by Sugar Felsenthal Grais & Helsinger, LLP, New York, New York.

Experts

The financial statements of Belpointe REIT, Inc. as of December 31, 2018 and for the period from June 19, 2018 (inception) through December 31, 2018, have been included herein reliance upon the report of Citrin Cooperman & Company, LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

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Additional Information

We have filed with the SEC an offering statement under the Securities Act on Form 1-A regarding this offering. This offering circular, which is part of the offering statement, does not contain all the information set forth in the offering statement and the exhibits related thereto filed with the SEC, reference to which is hereby made. Upon the qualification of the offering statement, we will be subject to the informational reporting requirements of the Exchange Act that are applicable to Tier 2 companies whose securities are registered pursuant to Regulation A, and accordingly, we will file annual reports, semi-annual reports and other information with the SEC. You may read and copy the offering statement, the related exhibits and the reports and other information we file with the SEC at the SEC’s public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, DC 20549. You can also request copies of those documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information regarding the operation of the public reference rooms. The SEC also maintains a website at www.sec.gov that contains reports, information statements and other information regarding issuers that file with the SEC.

You may also request a copy of these filings at no cost, by writing, emailing or telephoning us at:

Belpointe REIT, Inc.
Attn: Investor Relations
125 Greenwich Avenue
3rd Floor
Greenwich, Connecticut 06830
investorrelations@belpointereit.com
(203) 883-1944

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Index to Financial Statements of Belpointe REIT, Inc.

Independent Auditor’s Report	F-1
Balance Sheet as of December 31, 2018	F-2
Statement of Operations for the Period Beginning June 19, 2018 (formation) to December 31, 2018	F-3
Statement of Stockholder’s Equity for the Period Beginning June 19, 2018 (formation) to December 31, 2018	F-4
Statement of Cash Flows for the Period Beginning June 19, 2018 (formation) to December 31, 2018	F-5
Notes to Financial Statements	F-6
Balance Sheet as of September 30, 2019 (unaudited)	F-9
Statement of Operations for the Nine Months Ended September 30, 2019 (unaudited) and for the Period Beginning June 19, 2018 (formation) to September 30, 2018 (unaudited)	F-10
Statement of Stockholders’ Equity for the Nine Months Ended September 30, 2019 (unaudited)	F-11
Statement of Cash Flows for the Nine Months Ended September 30, 2019 (unaudited) and for the Period Beginning June 19, 2018 (formation) to September 30, 2018 (unaudited)	F-12
Notes to Financial Statements (unaudited)	F-13

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and the Board of Directors of Belpointe REIT, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Belpointe REIT, Inc. (the “Company”) as of December 31, 2018, and the related statements of operations, changes in stockholder’s equity, and cash flows for the period from June 19, 2018 (Formation) through December 31, 2018, and the related notes to the financial statements (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the period from June 19, 2018 (Formation) through December 31, 2018, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ CITRIN COOPERMAN & COMPANY, LLP
CITRIN COOPERMAN & COMPANY, LLP

We have served as the Company’s auditor since 2018.

New York, New York
June 11, 2019

F-1

Belpointe REIT, Inc.
Balance Sheet as of December 31, 2018

Assets
Cash	$10,000
Total Assets	$10,000
Commitments and Contingencies
Stockholder's Equity:
Common stock, $0.01 par value, 1,000 shares authorized; 100 shares issued and
outstanding	$1
Additional paid-in capital	9,999
Retained earnings (accumulated deficit)	—
Total Liabilities and Stockholder's equity	$10,000

See notes to financial statements

F-2

Belpointe REIT, Inc
Statement of Operations
For the Period Beginning June 19, 2018 (Formation) to December 31, 2018

Revenues	$—

Operating Expenses	—

Net Income	$—

See notes to financial statements

F-3

Belpointe REIT, Inc.
Statement of Changes in Stockholder’s Equity
For the Period Beginning June 19, 2018 (Formation) to December 31, 2018

	Common Stock		Additional Paid-in	Retained earnings
	Shares	Amount	Capital	(accumulated deficit)	Total

Balance at June 19, 2018	—	$—	$—	$—	$—
Capital Contributions	100	1	9,999	—	10,000
Net Income	—	—	—	—	—

Balance at December 31, 2018	100	$1	$9,999	$—	$10,000

See notes to financial statements

F-4

Belpointe REIT, Inc.
Statement of Cash Flows
For the Period Beginning June 19, 2018 (Formation) to December 31, 2018

OPERATING ACTIVITIES
Net Income	$—
Net Cash Provided by Operating Activities	—
FINANCING ACTIVITIES
Capital contributions from related party	10,000
Net Cash Provided by Financing Activities	10,000

Net Cash Increase for Period	10,000
Cash at Beginning of Period	—
Cash at End of Period	$10,000

See notes to financial statements

F-5

BELPOINTE REIT, INC. NOTES TO FINANCIAL STATEMENTS

1.	Formation and Organization

Belpointe REIT, Inc. (the “Company”) was formed on June 19, 2018, as a Maryland corporation and intends to qualify as a real estate investment trust (“REIT”) for U.S. federal income tax purposes beginning with its fiscal year ending December 31, 2019 or such later date as determined by the Company’s Board of Directors. The Company was organized to initially function as a qualified opportunity fund, as defined in the Internal Revenue Code of 1986, as amended (the “Code”). As a Qualified Opportunity Fund, the Company's primary purpose is to identify, acquire and development or redevelopment properties located within qualified opportunity zones. The Company may make its investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns. All of the Company’s business will be externally managed by Belpointe REIT Manager, LLC (the “Manager”), a Delaware limited liability company.

As of December 31, 2018, the Company has not begun operations.

A maximum of $50,000,000 in the Company’s shares of common stock may be sold to the public in this offering. The Company plans to authorize: (i) 900,000,000 shares of common stock at $.01 par value per share and (ii) 100,000,000 shares of preferred stock. The Company may increase the number of shares of common or preferred stock without stockholder consent. As of December 31, 2018, the Company has issued 100 shares of common stock to Belpointe, LLC (the "Sponsor") for $10,000.

The Company has filed an offering statement on Form 1-A with the SEC with respect to an offering (the “Offering”) of up to $50,000,000 in shares of its common stock, for an initial price of $100.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements and related notes of the Company are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could materially differ from those estimates.

Organizational, Offering and Related Costs

Organization and offering costs of the Company are initially being paid by the Manager on behalf of the Company. These organization and offering costs include all expenses to be paid by the Company in connection with the formation of the Company and the qualification of the Offering, and the marketing and distribution of shares, including, without limitation, expenses for printing, and amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, Internet and other telecommunications costs, all advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees. The Company anticipates that, pursuant to the Company’s amended and restated operating agreement (the “Operating Agreement”), the Company will be obligated to reimburse the Manager, or its affiliates, as applicable, for organization and offering costs paid by them on behalf of the Company, subject to a minimum offering raise, as described below.

After the Company has raised $2,000,000 in this offering beginning on the date that the Company starts its operations, it will start to reimburse the Manager, without interest, for these organization and offering costs incurred both before and after that date. Reimbursement payments will be made in monthly installments.

The Company will not commence any significant operations until it has raised $2,000,000 in the Offering from persons who are not affiliated with the Company or the Sponsor. In the event the minimum number of shares of the Company’s common stock is not sold to the public within 12 months after commencing the Offering, the Company will terminate the offering, will have no obligation to reimburse the Manager or its affiliates for any organization and offering costs and will release all investors from their commitments (See note 6).

F-6

As of June 11, 2019, the Manager has incurred organization and offering costs of approximately $135,000 on behalf of the Company. These costs are not recorded in the financial statements of the Company as of December 31, 2018, because such costs are not a liability of the Company until the minimum number of shares of the Company’s common stock are issued. When recorded by the Company, organization costs will be expensed as incurred, and offering costs will be charged to members’ equity as such amounts are reimbursed to the Manager or its affiliates from the gross proceeds of the Offering.

Recent Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases. The update amends the existing accounting standards for lease accounting, including requiring lessees to recognize most leases on their balance sheets and making targeted changes to lessor accounting. The standard requires a modified retrospective transition approach for all leases existing at, or entered into after, the date of initial application, with an option to use certain transition relief. ASU 2016-02 will be effective for annual reporting periods beginning after December 15, 2018. Early adoption is permitted.

The Company’s management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.

Income Taxes

The Company intends to elect to be taxed as a REIT under the Code and intends to operate as such. The Company expects to have little or no taxable income prior to electing REIT status. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its stockholders (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with generally accepted accounting principles). As a REIT, the Company generally will not be subject to U.S. federal income tax to the extent it distributes qualifying dividends to its stockholders. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income.

3.	Related Party Arrangements

Belpointe REIT Manager, LLC

The Company has entered into a management agreement with the Manager.

Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.

The Manager and certain affiliates of the Manager will receive fees and compensation in connection with the Company’s public offering, and the acquisition, management and sale of the Company’s real estate investments.

The Manager will be reimbursed for organization and offering expenses incurred in conjunction with the Offering subject to achieving the minimum capital raise. The Company will reimburse the Manager for the actual expenses incurred on behalf of the Company in connection with the selection, acquisition or origination of an investment, whether or not the Company ultimately acquires or originates the investment. The Company will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor, including any increases in insurance attributable to the management or operation of the Company. See Note 2 – Summary of Significant Accounting Policies – Organizational, Offering and Related Costs.

F-7

After the Company has raised a minimum of $2,000,000, the Company will pay the Manager a quarterly asset management fee of one-fourth of 0.75%, which, until 12 months following the commencement of the offering (February 13, 2019), will be based on our offering proceeds as of the end of each quarter, and thereafter will be based on our NAV at the end of each prior quarter.

4.	Economic Dependency

Under various agreements, the Company has engaged Belpointe REIT Manager, LLC and its affiliates to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, the sale of shares of the Company’s common stock available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon Belpointe REIT Manager, LLC and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

5.	Stockholder Redemption Plan

The Company has adopted a stockholder redemption plan whereby, on a quarterly basis, an investor has the opportunity to obtain liquidity. The Company intends to provide notice of redemption by the last business day of each quarter, with an effective redemption date as of the last day of each quarter (the “Redemption Date”). Share repurchases under the stock redemption plan will be effected at a repurchase price equal to the Company’s net asset value (“NAV”) per share for the quarter in which the Redemption Date occurs.

In addition, the Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without notice, including to protect the Company’s operations and its non-redeemed stockholders, to prevent an undue burden on the Company’s liquidity, to preserve the Company’s status as a REIT, following any material decrease in our NAV, or for any other reason. However, in the event that the Company amends, suspends or terminates the Company’s redemption plan, the Company will file an offering circular supplement and/or Form 1-U, as appropriate, to disclose such amendment. The Manager may also, in its sole discretion, decline any particular redemption request if it believes such action is necessary to preserve the Company’s status as a REIT (for example, if a redemption request would cause a non-redeeming stockholder to violate the ownership limits in the Company’s operating agreement or if a redemption constitutes a “dividend equivalent” redemption that could give rise to a preferential dividend issue, to the extent applicable). Therefore, a stockholder may not have the opportunity to make a redemption request prior to any potential termination of the Company’s redemption plan.

6.	Subsequent Events

Management has evaluated subsequent events to determine if events or transactions through the date the financial statements were available for issuance, require potential adjustment to or disclosure in the financial statement. Management has evaluated the activity of the Company through June 11, 2019. From the period beginning January 1, 2019 and continuing through June 11, 2019, approximately $4,463,100 has been received by the Company in connection with the offering described in Note 1.

F-8

Belpointe REIT, Inc.
Balance Sheet as of September 30, 2019
(unaudited)

	As of September 30, 2019	As of December 31, 2018
	(unaudited)

Assets
Cash	$10,398,405	$10,000
Deposits	250,000	—
Total Assets	$10,648,405	$10,000

Liabilities
Accounts Payable, affiliate	$24,167	$—
Accrued management fees	20,340	—
Total Liabilities	44,507	—

Commitments and Contingencies
Stockholders' Equity:
Preferred stock, $.01 par value, 100,000,000 authorized,
none issued and outstanding.	—	—
Common stock, $.01 par value, 900,000,000 and 1,000
shares authorized, 108,487 and 100 shares issued and
outstanding at September 30, 2019 and December
31, 2018, respectively	1,085	1
Additional paid-in capital	10,787,392	9,999
Retained earnings (accumulated deficit)	(184,579)	—
Total Equity	10,603,898	10,000
Total Liabilities and Stockholders' Equity	$10,648,405	$10,000

See notes to financial statements

F-9

Belpointe REIT, Inc.
Statement of Operations
For the Nine Months Ended September 30, 2019 and for the period Beginning June 19, 2018 (Formation) to December 31, 2018
(unaudited)
		For the Period Beginning
	For the Nine Months Ended	June 19, 2018 (formation) to
	September 30, 2019	September 30, 2018

Revenues	$—	$—

Operating Expenses
general & administrative expenses	(184,579)	—

Net Loss	$(184,579)	$—

Net loss per basic and diluted common share:	$(3.48)	$—

Weighted average number of common shares
outstanding, basic and diluted:	53,069	100

See notes to financial statements

F-10

Belpointe REIT, Inc.
Statement of Changes in Stockholders’ Equity
For the Period Beginning January 1, 2019 to December 31, 2019
(Unaudited)

	Common Stock		Additional
	Shares	Amount	Paid in Capital	Accumulated Deficit	Total

Balance at January 1, 2019	100	$1	$9,999	$—	$10,000

Proceeds from issuance of	108,387	1,084	10,837,616	—	10,838,700
common shares

Offering costs	—	—	(60,223)	—	(60,223)

Net loss	—	—	—	(184,579)	(184,579)

Balance at September 30, 2019	108,487	$1,085	$10,787,392	$(184,579)	$10,603,898

See notes to financial statements

F-11

Belpointe REIT, Inc.
Statement of Cash Flows
For the Nine Months Ended September 30, 2019 and the Period Beginning June 19, 2018 (Formation) to December 31, 2018
(Unaudited)

		For the Period
	For the Nine Months Ended	Beginning June 19, 2018 (formation) to
	September 30, 2019	September 30, 2018

OPERATING ACTIVITIES

Net loss	$(184,579)	$—

Accounts Payable and Accrued Expenses	44,507	—

Net Cash Used in Operating Activities	(140,072)	$—

Investing Activities

Deposit	(260,000)	—

Net Cash Used in Investing Activities	(260,000)	—

FINANCING ACTIVITIES

Proceeds of issuance of common shares, net of offering costs	10,778,477	—

Net Cash Provided by Financing Activities	10,778,477	—

Net Cash Increase for Period	$10,388,405	$—
Cash at Beginning of Period	10,000	—

Cash at End of Period	$10,398,405	$—

Supplemental disclosure of non cash financing activity

Stock subscription receivable for issuance of
equity to Belpointe LLC	$—	$10,000

See notes to financial statements

F-12

BELPOINTE REIT, INC. AND SUBSIDIARY
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

1.                    Formation and Organization

Belpointe REIT, Inc. (the “Company”) was formed on June 19, 2018, as a Maryland corporation and intends to qualify as a real estate investment trust (“REIT”) for U.S. federal income tax purposes beginning with its fiscal year ending December 31, 2020 or such later date as determined by the Company’s Board of Directors. The Company was organized to initially function as a qualified opportunity fund, as defined in the Internal Revenue Code of 1986, as amended (the “Code”). As a qualified opportunity fund, the Company’s primary purpose is to identify, acquire and development or redevelopment properties located within qualified opportunity zones. All of the Company’s assets will be held by, and all of its operations will be conducted through, an operating partnership, Belpointe REIT OP, LP, a Delaware limited partnership (the “Operating Partnership”), either directly or through one or more subsidiaries. The Company will be the sole general partner of the Operating Partnership. All of the Company’s business will be externally managed by Belpointe REIT Manager, LLC (the “Manager”), a Delaware limited liability company.

The Company has filed an offering statement on Form 1-A with the Securities and Exchange Commission (“SEC”) with respect to an offering (the “Offering”) of up to $50,000,000 in shares of its common stock, for an initial price of $100 per share. The Offering was qualified by the SEC on February 11, 2019.

The Company’s Amended and Restated Articles of Incorporation (the “Charter”) authorizes the issuance of: (i) 900,000,000 shares of common stock, par value $0.01 per share, and (ii) 100,000,000 shares of preferred stock, par value $0.01 per share. The Company will issue up to 500,000 shares of common stock in the Offering. The Company may increase the number of shares of common or preferred stock issuable under its Charter without stockholder consent. As of September 30, 2019, the Company has issued 108,487 shares of common stock for an aggregate purchase price of $10,848,700.

2.                    Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial reporting and Rule 8-03(b) of Regulation S-X of the rules and regulations of the SEC. Accordingly, certain information and note disclosures normally included in consolidated financial statements prepared under U.S. GAAP have been condensed or omitted.

In the opinion of management, all adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows have been included and are of a normal and recurring nature. Interim results are not necessarily indicative of operating results for any other interim period or for the entire year. The December 31, 2018 balance sheet and certain related disclosures are derived from the Company’s December 31, 2018 audited financial statements. These unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited financial statements and related notes thereto included in the Company’s Special Report on Form 1-K, which was filed with the SEC on June 11, 2019. The unaudited condensed consolidated financial statements as of September 30, 2019 and for the nine months ended September 30, 2019 and period ended September 30, 2018, and certain related notes thereto, are unaudited, have not been reviewed, and may not include year-end adjustments necessary to make those unaudited condensed consolidated financial statements comparable to audited results.

Consolidation

The accompanying condensed consolidated financial statements include the accounts of the Operating Company and its wholly owned subsidiary BPOZ 1991 Main, LLC, a Delaware limited liability company (“BPOZ”).

Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosure of contingent assets and liabilities reported in the financial statements and accompanying notes. Actual results could materially differ from those estimates.

F-13

Cash and Cash Equivalents

Cash and cash equivalents consist of money market funds, demand deposits and highly liquid investments with original maturities of three months or less. Cash and cash equivalents are carried at cost which approximates fair value.

Concentration of Credit Risk

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses on cash.

Deposits

From time to time, in the ordinary course of business, the Company, either directly or through one or more of its subsidiaries will make deposits in connection with the acquisition of properties. These deposits are placed before the closing process has occurred. If the Company acquires the property after placing the deposit, the deposit will be credited to the purchase price. If the Company does not acquire the property after placing the deposit, the deposit will be returned to the Company

Organizational, Offering and Related Costs

Organization and offering costs of the Company are initially being paid by the Manager on behalf of the Company. These organization and offering costs include all expenses to be paid by the Company in connection with the formation of the Company and the qualification of the Offering, and the marketing and distribution of shares, including, without limitation, expenses for printing, and amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, internet and other telecommunications costs, all advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees. Pursuant to the terms of a management agreement between the Manager, the Company and the Operating Partnership (the “Management Agreement”), the Company will be obligated to reimburse the Manager, or its affiliates, as applicable, for organization and offering costs paid by them on behalf of the Company.

Recent Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016- 02, Leases. The update amends the existing accounting standards for lease accounting, including requiring lessees to recognize most leases on their balance sheets and making targeted changes to lessor accounting. The standard requires a modified retrospective transition approach for all leases existing at, or entered into after, the date of initial application, with an option to use certain transition relief. ASU 2016-02 will be effective for annual reporting periods beginning after December 15, 2018. Early adoption is permitted.

The Company’s management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.

Income Taxes

The Company intends to elect to be taxed as a REIT under the Code and intends to operate as such. The Company expects to have little or no taxable income prior to electing REIT status. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its stockholders (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with U.S. GAAP). As a REIT, the Company generally will not be subject to U.S. federal income tax to the extent it distributes qualifying dividends to its stockholders. If the Company fails to qualify as a REIT in any taxable year, it will be subject to federal income tax on its taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for federal income tax purposes for the four taxable years following the year during which qualification is lost unless the Internal Revenue Service grants the Company relief under certain statutory provisions. Such an event could materially and adversely affect the Company’s net income and net cash available for distribution to stockholders.

Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income.

F-14

Earnings per Share

Basic earnings per share is calculated on the basis of weighted-average number of common shares outstanding during the period. Basic earnings per share is computed by dividing income available to common members by the weighted-average common shares outstanding during the period.

3.                    Related Party Arrangements

Belpointe REIT Manager, LLC

The Company has entered into the Management Agreement with the Manager.

Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.

The Manager and certain affiliates of the Manager will receive fees and compensation in connection with the Company’s Offering, and the acquisition, management and sale of the Company’s real estate investments.

The Manager will be reimbursed for organization and offering expenses incurred in conjunction with the Offering. The Company will reimburse the Manager for the actual expenses incurred on behalf of the Company in connection with the selection, acquisition or origination of an investment, whether or not the Company ultimately acquires or originates the investment. The Company will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. Expense reimbursements payable to the Manager also may include expenses incurred by Belpointe, LLC (the “Sponsor”) in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor. At September 30, 2019, $2,621 is due to the Manager under the above arrangement.

The Company will pay the Manager a quarterly asset management fee of one-fourth of 0.75%, which, until 12 months following the commencement of the Offering (February 13, 2019), will be based on the offering proceeds as of the end of each quarter, and thereafter will be based on the Company’s net asset value (“NAV”) at the end of each prior quarter. As of September 30, 2019, the management fee incurred totaled $30,034.

4.                Economic Dependency

Under the Management Agreement, the Company has engaged the Manager and its affiliates to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, the sale of shares of the Company’s common stock available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon the Manager and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

5.                Stockholder Redemption Plan

The Company has adopted a stockholder redemption plan whereby, on a quarterly basis, commencing 12 months from qualification of the Company’s Offering, an investor has the opportunity to obtain liquidity. Redemptions may be made upon written request to the Company at least 15 business days prior to the end of the applicable quarter. The Company intends to provide notice of redemption by the last business day of each quarter, with an effective redemption date as of the last day of each quarter (the “Redemption Date”). Share repurchases under the stock redemption plan will be effected at a repurchase price equal to the Company’s NAV per share for the quarter in which the Redemption Date occurs.

In addition, the Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without notice, including to protect the Company’s operations and its non-redeemed stockholders, to prevent an undue burden on the Company’s liquidity, to preserve the Company’s status as a REIT, following any material decrease in the Company’s NAV, or for any other reason. The Manager may also, in its sole discretion, decline any particular redemption request if it believes such action is necessary to preserve the Company’s status as a REIT (for example, if a redemption request would cause a non-redeeming stockholder to violate the ownership limits in the Company’s Charter or if a redemption constitutes a “dividend equivalent” redemption that could give rise to a preferential dividend issue, to the extent applicable). Therefore, a stockholder may not have the opportunity to make a redemption request prior to any potential termination of the Company’s redemption plan.

F-15

6.                Subsequent Events

Management has evaluated subsequent events to determine if events or transactions through the date the unaudited condensed consolidated financial statements were available for issuance, require potential adjustment to or disclosure in the unaudited condensed consolidated financial statement. Management has evaluated the activity of the Company through November 14, 2019. From the period beginning October 1, 2019 and continuing through November 14, 2019, approximately $2,577,600 has been received by the Company in connection with the offering described in “Note 1 — Formation and Organization”. On November 8, 2019, BPOZ closed on the purchase of a qualified opportunity zone property for approximately $21,804,147. Payment for the purchase was made through debt totaling approximately $12,000,000 and equity totaling approximately $10,540,000.

F-16

APPENDIX A: PRIOR PERFORMANCE TABLES

The following prior performance tables provide information relating to the real estate investment programs sponsored by Belpointe, LLC, our Sponsor, and its affiliates, collectively referred to herein as the “prior programs”. Our Sponsor engages in the business of investing in and managing commercial real estate investments on behalf of both individual and institutional clients.

Our Sponsor’s prior programs are Beacon Hill II Investments, LLC (“Beacon Hill”) and Belpointe Multifamily Development Fund I, LP (“BMF”). Each of Beacon Hill and BMF have the goal of seeking “value-add” returns in inefficiently-priced US markets, both on a direct basis and with joint-venture operating partners. Each of Beacon Hill and BMF have made investments that were located in the Northeast United States and included multifamily and mixed-use properties. All investments were fee interests in properties owned directly or with joint venture partners.

We believe that Beacon Hill and BMF have investment objectives similar to ours. Like us, Beacon Hill and BMF were formed to acquire and manage a portfolio of multifamily and mixed-use properties with a focus on markets where the Sponsor feels that the risk-return characteristics are favorable. Nevertheless, there are some factors that differentiate us from the prior programs. The risk profile and return objective of each prior program differs from ours.

The prior programs focused on the acquisition of properties that provided optional risk-adjusted returns regardless of location while our initial acquisitions will be limited to properties located in “qualified opportunity zones.”

This information should be read together with the summary information included in the “Prior Performance Summary” section of the offering circular.

Investors should not construe inclusion of the following tables as implying, in any manner, that we will have results comparable to those reflected in such tables. Distributable cash flow, federal income tax deductions or other factors could be substantially different. Investors should note that by acquiring our shares, they will not be acquiring any interest in any prior program.

Description of the Tables

All information contained in the Tables in this Appendix A is as of December 31, 2019. The following tables are included herein:

Table I -	Experience in Raising and Investing Funds
Table II -	Compensation to Sponsor
Table III -	Operating Results of Prior Programs
Table IV -	(Omitted) Results of Completed Programs has been omitted since none of the prior Sponsor programs with similar investment objectives to ours has completed operations during the five years ended December 31, 2019.
Table V -	Sales or Disposals of Properties
Table VI -	Acquisitions of Properties by Programs
A-1

TABLE I

EXPERIENCE IN RAISING AND INVESTING FUNDS

(UNAUDITED)

Table I sets forth the experience of the Sponsor and affiliates in raising and investing funds for prior programs, all of which have been nonpublic. Since the Sponsor and affiliates have raised fewer than five such programs, and since all prior programs have investment objectives similar to ours, information is provided on each prior program. Information is provided as to the manner in which the proceeds of the prior programs have been applied. Also set forth is the timing and length of these offerings and the information pertaining to the time period over which the proceeds have been invested. All figures are as of December 31, 2019.

	Beacon Hill	BMF
Dollar amount offered	$6M	$110.4M
Dollar amount raised	6M	110.4M
Less offering expenses
Selling commissions and discounts retained by affiliates	-	-
Organizational expenses (1)	-	.4M
Other (2)	-	1.9M
Reserves		-
Percent available for investment	100%	99.5%
Acquisition costs (3)
Cash down payment (4)	6M	135.1M
Prepaid items and fees related to purchase of property (5)	-	-
Acquisition fees	-	-
Other (6)	12.3M	214.8M
Total Acquisition Cost	18.3M	354.4M
Percent leverage (mortgage financing divided by total acquisition cost)	67%	62%
Date offering began	5/19/2015	8/1/2012
Length of offering (in months)	7	31
Months to invest 90% of amount available for investment (7) (measured from the beginning of offering)	1	52

(1)	Organizational expenses consist of partnership expenses and abandoned pursuit costs paid from partnership committed capital.
(2)	Other offering expenses consist of partnership management fees paid from partnership committed capital.
(3)	Acquisition costs for property investments that are split between funds are shown based on percentage ownership of each fund.
(4)	Cash down payment consists of the aggregate of all purchase prices paid for property purchases.
(5)	Prepaid items and fees related to the purchase of property consist of all other capitalized costs (excluding purchase prices) for each property purchase closing.
(6)	Other acquisition costs consist of renovation, leasing, and other capital expenditures incurred, or anticipated to be incurred, after property purchase.
(7)	Funds are 100% invested as of December 31, 2019.
A-2

TABLE II

COMPENSATION TO SPONSOR

(UNAUDITED)

able II sets forth the compensation paid to Sponsor and affiliates from prior programs, all of which have been nonpublic. Since the Sponsor and affiliates have raised fewer than five such programs, and since all prior programs have investment objectives similar to ours, information is provided on each prior program. All figures are as of December 31, 2019.

Type of Compensation	Beacon Hill	BMF
Dollar amount offered	$6M	$110.4M
Dollar amount raised	6M	110.4M
Amount paid to sponsor from proceeds of offering:
Underwriting fees	-	-
Acquisition fees
– real estate commissions	-	-
– advisory fees (1)	-	1.9M
– other (2)	-	-
Other	-	-
Dollar amount of cash generation from operations before deducting payments to sponsor
Amount paid to sponsor from operations:
Property management fees	-	-
Partnership management fees (1)	1.3M	9.1M
Reimbursements (2)	.2M	5.1M
Leasing commissions	-	-
Other (3)	-	-
Dollar amount of property sales and refinancing before deducting payments to sponsor
– cash	-	-
– notes	-	-
Amount paid to sponsor from property sales and refinancing:
Real estate commissions	-	-
Incentive fees	-	-
Other	-	-

(1)	Consists of management fees and are either (i) paid from partnership committed capital and classified as Acquisition fees -- advisory fees, or (ii) paid from operations and classified as management fees paid to Sponsor from operations.
(2)	Consists of expenses and abandoned pursuit costs and are either (i) paid from committed capital and classified as Acquisition fees -- other, or (ii) paid from operations and classified as Reimbursements paid to Sponsor from operations. All partnership expenses and abandoned pursuit costs are either third party expenses or miscellaneous travel or out-of-pocket expenses incurred by Sponsor or its affiliates in connection with abandoned investment opportunities.
(3)	Other payments to Sponsor from operations consist of property management oversight fees paid to an affiliate of Sponsor totaling 0% of gross revenue generated from property investments wholly owned by each program without a joint venture operating partner.
A-3

TABLE III

OPERATING RESULTS OF PRIOR PROGRAMS

(UNAUDITED)

Table III sets forth the operating results of BMF. Operating results are reported for the calendar year 2015, calendar year 2016, calendar year 2017, and calendar year 2018.

	1/1/15 to 12/31/15	1/1/16 to 12/31/16	1/1/17 to 12/31/17	1/1/18 to 12/31/18
Gross Revenues	$4.3M	16.04M	20.55M	26.01M
Profit on sale of properties
Less: Operating expenses	2,73M	8.21M	11.3M	11.13M
Interest expenses	1.72M	4.46M	5.57M	9.13M
Depreciation	2.10M	5.39M	7.12M	8.76M
Net Income – GAAP Basis (1)	(2.22M)	(2.02M)	(3.17M)	(3.00M)
Taxable Income (2)
– from operations	(2.22M)	(2.02M)	(3.17M)	(3.00M)
– from gain on sale
Cash generation from operations	(.12M)	3.37M	3.95M	5.75M
Cash generation from sales
Cash generation from refinancing
Cash generation from, operations, sales and refinancing	(.12M)	3.37M	3.95M	5.75M
Less: Cash distributed to investors
– from operating cash flow
– from sales and refinancing
– from other
Cash generated (deficiency) after cash distributions	(.12M)	3.37M	3.95M	5.75M
Less: Special items (not including sales and refinancing)
Cash generated (deficiency) after cash distributions and special items	(.12M)	3.37M	3.95M	5.75M
Tax and Distribution Data Per $1000 Invested (3)
Federal Income Tax Results:
Ordinary income (loss)
– from operations	(2.22M)	(2.02M)	(3.17M)	(3.00M)
– from recapture
Capital gain (loss)
Cash Distributions to Investors Source (on GAAP basis)
– Investment income
– Return of capital
Source (on cash basis)
– Sales
– Refinancing
– Operations
– other

(1)	Net Income is in accordance with generally accepted accounting principles (GAAP), with the program considered an investment company following the accounting and reporting guidance to investment companies in the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 946, Financial Services - Investment Companies.
(2)	Taxable Income is as recorded on the program partnership tax return for the applicable operating year.
(3)	Tax and Distribution Data Per $1,000 Invested is calculated based on the cumulative total of invested capital as of each year end.

A-4

TABLE V

SALES OR DISPOSALS OF PROPERTIES

(UNAUDITED)

Table V sets forth summary information on the properties sold or disposed of by the Sponsor and affiliates in prior programs, all of which have been nonpublic. Since the Sponsor and affiliates have raised fewer than five such programs, and since all prior programs have investment objectives similar to ours, information is provided on each prior program. All figures are as of December 31, 2019.

			Selling Price, Net of Closing Costs and GAAP Adjustments					Cost of Properties, Including Closing and Soft Costs
Property	Date of Acquisition	Date of Sale	Cash Received Net of Closing Costs (1)	Mortgage Balance Due	Purchase Money Mortgage Taken Back by Program	Adjustments Resulting from Application of GAAP	Total	Original Mortgage Financing	Total Acquisition Cost, Capital Improvement Closing and Soft Costs (2)	Total	Excess (Deficiency) of Property Operating Cash Receipts Over Cash Expenditures
Baypointe Connecticut Multifamily	7/2015	6/2019	$21.48	$26.47	N/A	N/A	$ 47.95	$26.70	$43.39	$ 43.39	N/A
Pinnacle Connecticut Multifamily	1/2013	12/2019	$30.86	$21.86	N/A	N/A	$ 52.74	$21.86	$33.28	$ 33.28	NA
	(1)	Sales price less closing costs (does not include prorations).
	(2)	Includes acquisition transaction costs paid at closing.

A-5

TABLE VI

ACQUISITIONS OF PROPERTIES BY PROGRAM

Table VI sets forth summary information on the properties acquired by the Sponsor and affiliates in prior programs, all of which have been nonpublic. Since the Sponsor and affiliates have raised fewer than five such programs, and since all prior programs have investment objectives similar to ours, information is provided on each prior program. All figures are as of December 31, 2019.

Name, Location and Type of Property	Gross Leasable Square Feet or Number of Units and Total Square Feet of Units	Date of Purchase	Mortgage Financing at Date of Purchase	Cash Down Payment	Contract Purchase Price Plus Acquisition Fee	Other Cash Expenditures Expensed	Other Cash Expenditures Capitalized	Total Acquisition Cost
The Waypointe Connecticut Mixed-Use	464 Units/ 60,000 sq. ft. Retail	1/2013	$91.M	$55.1M	$33.7M	$8.6M	$103.8M	$146.1M
The Berkeley at Waypointe Connecticut Mixed-Use	129 Units/ 11,700 sq. ft. Retail/Office	4/2015	29.7M	20.5M	3.7M0	.9M	45.6M	50.2M
Quincy Lofts at Waypointe Connecticut Multifamily	69 Units Proposed	4/2015	13.5M	9.1M	3.5M	.3M	18.8M	22.6M
Pinnacle at Waypointe Connecticut Mixed-Use	331 Units/ 115,000 sq. ft. Retail	1/2013	17.4M	22.4M	30.1M	─	9.7M	39.8M
Baypointe Connecticut Multifamily	109 Units	7/2015	26.7M	14.9M	8.5M	.7M	32.4M	41.6M
Harborview at Waypointe Connecticut Multifamily	44 Units	5/2015	3.2M	2.4M	5.6M	─	─	5.6M
Dreamy Hollow Connecticut Multifamily	164 Units	8/2016	23M	4.9M	22.9M	1.5M	3.5M	27.9M
The Frost Building Connecticut Retail/Medical Office	28,200 sq. ft.	1/2014	8.7M	2M	─	─	─	10.7M
Seligson Building Connecticut Retail/Medical Office	32,200 sq. ft. Proposed	1/2014	5.6M	1.4M	─	─	─	7M
Highpointe Connecticut Mixed-Use	278 Units/ 17,000 sq. ft. Retail	7/2015	.5M	2.4M	1.9M	─	1M	2.9M
Beacon Hill of Greenwich II Connecticut Multifamily	9 Units	11/2015	12.3M	6M	7.5M	.8M	10M	18.3M

A-6

BELPOINTE REIT, INC.

UP TO $50,000,000 IN SHARES OF COMMON STOCK

OFFERING CIRCULAR

You should rely only on the information contained in this offering circular. No dealer, salesperson or other individual has been authorized to give any information or to make any representations that are not contained in this offering circular. If any such information or statements are given or made, you should not rely upon such information or representation. This offering circular does not constitute an offer to sell any securities other than those to which this offering circular relates, or an offer to sell, or a solicitation of an offer to buy, to any person in any jurisdiction where such an offer or solicitation would be unlawful. This offering circular speaks as of the date set forth above. You should not assume that the delivery of this offering circular or that any sale made pursuant to this offering circular implies that the information contained in this offering circular will remain fully accurate and correct as of any time subsequent to the date of this offering circular.

March 20, 2020